                              AMENDED AND RESTATED
                                CREDIT AGREEMENT

                                   dated as of

                                October 28, 2005

                                      among

                                 GUSAP PARTNERS
                                    PASUG LLC
                        GERDAU AMERISTEEL SAYREVILLE INC.
                       GERDAU AMERISTEEL PERTH AMBOY INC.
                            GERDAU AMERISTEEL US INC.
                       GERDAU AMERISTEEL LAKE ONTARIO INC.
                            PORTER BROS. CORPORATION
                             MFT ACQUISITION, CORP.
                               as the US Borrowers

                                       and

                          GERDAU AMERISTEEL CORPORATION
                   GERDAU AMERISTEEL MRM SPECIAL SECTIONS INC.
                            as the Canadian Borrowers

                                       and

                             BANK OF AMERICA, N.A.,
                           as the Administrative Agent

                                       and

            BANK OF AMERICA, N.A. (ACTING THROUGH ITS CANADA BRANCH),
         as the Canadian Administrative Agent, the Canadian Funding Bank
                             and the US Funding Bank

                                       and

                         BANC OF AMERICA SECURITIES LLC
                   as the Co-Lead Arranger and Co-Book Manager

                                       and

                          J.P. MORGAN SECURITIES INC.,
                as the Co-Book Manager and Co-Documentation Agent

                                       and

                      THE CIT GROUP/BUSINESS CREDIT, INC.,
            as the Collateral Agent and the Canadian Collateral Agent

                                       and

                 WACHOVIA CAPITAL FINANCE CORPORATION (CENTRAL),
                            as Co-Documentation Agent

                                       and

                        GECC CAPITAL MARKETS GROUP, INC.,
               as the Co-Lead Arranger and Co-Documentation Agent

                                       and

                         CERTAIN FINANCIAL INSTITUTIONS,
                         NOW OR HEREAFTER PARTIES HERETO
                                 as the Lenders

                                       and

                         CERTAIN FINANCIAL INSTITUTIONS,
                         NOW OR HEREAFTER PARTIES HERETO
                            as the Risk Participants

                    MULTI-CURRENCY REVOLVING CREDIT FACILITY

                      AMENDED AND RESTATED CREDIT AGREEMENT

     THIS AMENDED AND RESTATED CREDIT AGREEMENT (this "AGREEMENT") is made and entered into as of the 28th day of October, 2005, among Gerdau Ameristeel Corporation, an Ontario corporation (the "COMPANY"), Gerdau Ameristeel MRM Special Sections Inc., a Saskatchewan corporation ("MRM SPECIAL SECTIONS", and collectively with the Company, the "CANADIAN BORROWERS", and individually, a "CANADIAN BORROWER"), GUSAP Partners, a Delaware general partnership ("GUSAP"), PASUG LLC, a Delaware limited liability company ("PASUG"), Gerdau Ameristeel Sayreville Inc., a Delaware corporation ("SAYREVILLE"), Gerdau Ameristeel Perth Amboy Inc., a New Jersey corporation ("PERTH AMBOY"), Gerdau Ameristeel US Inc., a Florida corporation ("AMERISTEEL US"), Gerdau Ameristeel Lake Ontario Inc., a Delaware corporation ("LAKE ONTARIO"), Porter Bros. Corporation, a North Dakota corporation ("PORTER BROS."), MFT Acquisition, Corp., a Delaware corporation ("MFT", and collectively with GUSAP, PASUG, Sayreville, Perth Amboy, Ameristeel US, Lake Ontario and Porter Bros., the "US BORROWERS" and individually, a "US BORROWER"; the US Borrowers and the Canadian Borrowers are together referred to herein as the "BORROWERS" and individually, a "BORROWER"), Bank of America, N.A., as the Administrative Agent (as successor to The CIT Group/Business Credit, Inc. in such capacity), Bank of America, N.A. (acting through its Canada branch), as the Canadian Administrative Agent (as successor to CIT Business Credit Canada Inc. in such capacity), the Canadian Funding Bank and the US Funding Bank, Banc of America Securities LLC., as Co-Lead Arranger and Co-Book Manager, J.P. Morgan Securities Inc., as Co-Book Manager and Co-Documentation Agent, The CIT Group/Business Credit, Inc., as the Collateral Agent and the Canadian Collateral Agent, GECC Capital Markets Group, Inc., as Co-Lead Arranger and Co-Documentation Agent, Wachovia Capital Finance Corporation (Central), as Co-Documentation Agent, the Issuing Banks (as defined below), each additional Issuing Bank hereunder from time to time, each of the lenders that is a signatory hereto or which hereafter becomes a party hereto as provided in
Section 10.7, including the US Swingline Lender and the Canadian Swingline Lender (as defined below) (individually, a "LENDER" and, collectively, the "LENDERS"), and each of the Risk Participants (as defined below).

                                    RECITALS:

     WHEREAS, the Borrowers, The CIT Group/Business Credit, Inc., as "Administrative Agent", CIT Business Credit Canada Inc., as "Canadian Administrative Agent", certain financial institutions (the "EXISTING LENDERS"), and the other parties named therein entered into that certain Credit Agreement dated as of June 20, 2003 (as at any time amended, modified, supplemented or restated prior to the date hereof, the "EXISTING CREDIT AGREEMENT"), pursuant to which the Existing Lenders agreed to make certain revolving credit loans, letters of credit, and other financial accommodations to, inter alia, the Borrowers in an amount not exceeding $350,000,000; and

     WHEREAS, pursuant to that certain letter agreement dated the date hereof and entered into immediately prior to the effectiveness hereof, (a) The CIT Group/Business Credit, Inc. has resigned as "Administrative Agent" under the Existing Credit Agreement and Bank of America, N.A. has been appointed as the successor "Administrative Agent" thereunder, and (b) CIT Business Credit Canada Inc. has resigned as "Canadian Administrative Agent" under the Existing Credit Agreement and Bank of America, N.A. (acting through its Canada branch) has been appointed as the successor "Canadian Administrative Agent" thereunder; and

     WHEREAS, the Borrowers have requested that the Existing Credit Agreement be amended and restated in its entirety to become effective and binding on the Borrowers and the other Credit Parties pursuant to the terms hereof, and the Lenders (including the Existing Lenders that are parties hereto), the Agents (as defined below) and the Risk Participants have agreed, subject to the terms of this Agreement, to amend and restate the Existing Credit Agreement in its entirety to read as set forth herein, and it has been agreed by the parties hereto that (a) the commitments which the Existing Lenders that are parties hereto extended to the Borrowers under the Existing Credit Agreement and the commitments of new Lenders that are or become parties hereto shall be extended or advanced upon the amended and restated terms and conditions contained in this Agreement and (b) the Loans and other Lender Indebtedness (as defined below) outstanding under the Existing Credit Agreement shall be governed by and deemed to be outstanding under the amended and restated terms and conditions contained herein; and

     WHEREAS, all existing Lender Indebtedness is and shall continue to be (and all Lender Indebtedness incurred pursuant hereto shall be) secured by, among other things, the Security Instruments and the other Financing Documents (as defined below) and shall be guaranteed pursuant to the Guarantees (as defined below).

                                   AGREEMENTS:

     In consideration of the mutual covenants and agreements herein contained, the Borrowers, the Lenders, the Issuing Banks and the Agents hereby agree to amend and restate the Existing Credit Agreement as follows:

                                    ARTICLE 1
                            DEFINITIONS; CONSTRUCTION

     SECTION 1.1 DEFINITIONS. As used herein, the following terms shall have the meanings herein specified (to be equally applicable to both the singular and plural forms of the terms defined). Reference to any party in a Financing Document means that party and its successors and permitted assigns.

          "144A INDENTURE" means that certain Indenture, dated June 27, 2003, by and among the Company, GUSAP, the Subsidiary Guarantors (as defined therein) and SouthTrust Bank, as amended, supplemented or otherwise modified or restated from time to time.

          "144A NOTES" means the unsecured senior notes in a principal amount of $405,000,000 issued pursuant to the 144A Indenture.

          "144A TRANSACTION" means the issuance by the Company and GUSAP of unsecured senior notes in a principal amount of $405,000,000 pursuant to and as more particularly described in the 144A Indenture.

          "ABR" shall have the meaning provided in Section 2.6(a).

          "ABR LOAN" means a Revolving Credit Loan or US Swingline Loan bearing interest at the rate provided in Section 2.6(a).

          "ACCOUNT" has the meaning given to such term in Section 9-102(a)(2) of the UCC or Section 1 of the PPSA, as applicable.

          "ACCOUNT PARTY" shall have the meaning assigned to such term in
Section 2.3(d).

          "ACQUISITION" means any transaction, or any series of related transactions, consummated after the Closing Date, by which any Credit Party, directly or indirectly, by means of a take-over bid, tender offer, amalgamation, merger, purchase of assets or otherwise (a) acquires any business or all or substantially all of the assets of any Person engaged in any business, (b) acquires control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body, or (c) acquires control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a board of directors or other governing body.

          "ADJUSTED INTEREST EXPENSE" means the total Interest Expense of the Company and the other Credit Parties on a consolidated basis and for any period less any non cash Interest Expense.

          "ADMINISTRATIVE AGENT" means Bank of America (as successor to The CIT Group/Business Credit, Inc.), acting in the capacity and to the extent described in Article 9, and any successor to Bank of America, acting in such capacity.

          "ADVANCE NOTICE" means written or telecopy notice (with telephonic confirmation in the case of telecopy notice), which in each case shall be irrevocable, from the applicable Borrowers to be received by the Administrative Agent (or the Canadian Administrative Agent (with a copy to the Administrative Agent) in the case of any Borrowing, conversion, continuation or prepayment of Canadian Loans) before 11:00 a.m., Eastern Time, by the number of Business Days in advance of any Borrowing, conversion, continuation or prepayment of any Loan or Loans pursuant to this Agreement as respectively indicated below:

          (a) LIBOR Loans - 3 Business Days;

          (b) ABR Loans - Same Business Day;

          (c) Canadian Prime Loans - Same Business Day; and

          (d) B/A Loans - 3 Business Days

For the purpose of determining the applicable period of Advance Notice in the case of the conversion from one Type of Loan into another, the Loans into which there is to be a conversion shall control. The Administrative Agent, the Canadian Administrative Agent, each Issuing Bank and each Lender are entitled to rely upon and act upon telecopy notice made or purportedly made by the Borrowers, and the Borrowers hereby waive the right to dispute the authenticity and validity of any such transaction once the Administrative Agent, the Canadian Administrative Agent or any Lender has advanced funds or any Issuing Bank has issued Letters of Credit, absent manifest error.

          "AFFILIATE" means (a) any Person controlling, controlled by or under common control with any other Person, (b) with respect to any Person, any other Person who is an officer, director, managing member, partner, trustee or beneficiary of such Person, and (c) any Person who is a spouse, sibling, parent, grandparent, child or grandchild of a Person described in clauses (a) or (b) preceding. For purposes of this definition, "CONTROL" (including "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to either (a) vote 10% or more of the Voting Stock of such Person unless another Person has beneficial ownership of more than 50% of such Voting Stock or (b) direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

          "AFTER TAX BASIS" means on a basis such that any payment to be received or receivable by any Person is supplemented by a further payment or payments to that Person so that the sum of all such payments, after deducting all Taxes (taking into account any related credits or deductions) payable by such Person under any law or Governmental Authority, is equal to the payment due to such Person, provided, that for these purposes, such Person shall be assumed to be subject to tax at the highest marginal rate(s) applicable to such Person with respect to the amounts in question.

          "AGENT" means either of the Administrative Agent or the Canadian Administrative Agent, and "AGENTS" means both such Agents collectively.

          "AGENT ADVANCES" shall have the meaning given to such term in Section 2.28.

          "AGGREGATE CANADIAN REVOLVING CREDIT EXPOSURE" means the sum of all of the Canadian Revolving Lenders' Canadian Revolving Credit Exposures.

          "AGGREGATE US REVOLVING CREDIT EXPOSURE" means the sum of all of the US Revolving Lenders' US Revolving Credit Exposures.

          "AGREEMENT" means this Amended and Restated Credit Agreement, as further amended, supplemented or otherwise modified or restated from time to time.

          "ALLOCATED US REVOLVING CREDIT EXPOSURE" means, in respect of a US Operating Borrower, that portion of the Aggregate US Revolving Credit Exposure which, as a result of the allocation of Borrowings to a US Operating Borrower in accordance with the terms hereof, is attributable to such US Operating Borrower.

          "AMERISTEEL US NOTE" means the promissory note of Ameristeel US, dated April 29, 2005, made payable to GANS, and subsequently assigned to Finco, in the original principal amount of $351,000,000.

          "AMERISTEEL US OPERATING ACCOUNT" means the account maintained by Ameristeel US at a financial institution acceptable to the Administrative Agent, acting reasonably.

          "ANTI-TERRORISM LAWS" means any laws relating to terrorism or money laundering, including Executive Order No. 13224 and the USA Patriot Act.

          "APPLICABLE COMMITMENT" means the Canadian Revolving Credit Commitment or the US Revolving Credit Commitment, as applicable.

          "APPLICABLE FUNDING BANK" means, in the case of Canadian Revolving Credit Loans and Canadian Risk Participations, the Canadian Funding Bank, and, in the case of US Revolving Credit Loans and US Risk Participations, the US Funding Bank.

          "APPLICABLE MARGIN" means, on any day and with respect to any Loan, the applicable per annum percentage set forth at the appropriate intersection in the table shown below, based on the Average Excess Availability for the most recently ended Fiscal Quarter with respect to which the Borrowers have delivered financial statements in accordance with Section 6.10(b) and the related officer's certificate in accordance with Section 6.10(d):

                                                                               CANADIAN
                                                                              PRIME RATE   COMMITMENT
                                              LIBOR LOAN AND      ABR LOAN       LOAN          FEE
                                                 B/A LOAN        APPLICABLE   APPLICABLE   APPLICABLE
                                                APPLICABLE         MARGIN       MARGIN       MARGIN
       AVERAGE EXCESS AVAILABILITY           MARGIN PERCENTAGE   PERCENTAGE   PERCENTAGE   PERCENTAGE
------------------------------------------   -----------------   ----------   ----------   ----------
Less than $150,000,000                             2.00%            0.50%        1.00%        0.35%
Greater  than or equal to $150,000,000 but
   less than $300,000,000                          1.75%            0.25%        0.75%        0.35%
Greater  than or equal to $300,000,000 but
   less than $450,000,000                          1.50%            0.00%        0.50%        0.30%
Greater  than or equal to $450,000,000 but
   less than $550,000,000                          1.25%           (0.25%)       0.25%        0.25%
Greater than or equal to $550,000,000              1.00%           (0.50%)       0.00%        0.25%

Any change in the Applicable Margin based on the Average Excess Availability during a Fiscal Quarter shall be effective as of the first day of the first calendar month immediately following the Administrative Agent's receipt of the financial statements with respect to such Fiscal Quarter in accordance with
Section 6.10(b) and the related officer's certificate in accordance with Section 6.10(d). Notwithstanding the foregoing, for the period from the Closing Date through April 30, 2006, the Applicable Margin for LIBOR Loans and B/A Loans will be 1.00%, the Applicable Margin for ABR Loans shall be (0.50%), the Applicable Margin for Canadian Prime Rate Loans shall be 0.00% and the Applicable Margin for commitment fees payable pursuant to Section 2.13(a) and (b) shall be 0.25%. If at any time the Borrowers fail to deliver financial statements or the related officer's certificate for any Fiscal Quarter as required by Sections 6.10(b) and
(d) on or before the date required pursuant thereto (without regard to grace periods), the Applicable Margins will be the highest margins provided for in the above table from the date such financial statements and officer's certificate are due pursuant to Sections 6.10(b) and (d) (without regard to grace periods) through the date the Administrative Agent receives all financial statements and officer's certificate with respect to such Fiscal Quarter which are then due pursuant to Sections 6.10(b) and (d).

          "APPLICABLE PERCENTAGE" means, (a) with respect to any US Revolving Lender, such US Revolving Lender's US Revolving Credit Percentage, and (b) with respect to any Canadian Revolving Lender, such Canadian Revolving Lender's Canadian Revolving Credit Percentage, as applicable.

          "APPLICABLE RISK PARTICIPATION" means a Canadian Risk Participation or US Risk Participation, as applicable.

          "APPLICABLE RISK PARTICIPATION COMMITMENT" means, in the case of any Canadian Risk Participant, its Canadian Risk Participant Commitment, and, in the case of any US Risk Participant, its US Risk Participant Commitment.

          "APPLICABLE US OPERATING BORROWER" shall have the meaning given to such term in Section 2.2(a)(2).

          "APPLICATION" means an "Application and Agreement for Letters of Credit," or similar instruments or agreements, entered into between a Borrower and an Issuing Bank in connection with any Letter of Credit.

          "ARRANGERS" means Banc of America Securities LLC and GECC Capital Markets Group, Inc., acting in the capacity and to the extent described in
Article 9, and any successor to Banc of America Securities LLC and GECC Capital Markets Group, Inc., acting in such capacity.

          "ASSIGNED CANADIAN COMMITMENT" shall have the meaning assigned to such term in Section 2.8(a)(ii).

          "ASSIGNED CANADIAN INTERESTS" shall have the meaning assigned to such term in Section 2.8(a)(ii).

          "ASSIGNED CANADIAN LOANS" shall have the meaning assigned to such term in Section 2.8(a)(ii).

          "ASSIGNED US COMMITMENT" shall have the meaning assigned to such term in Section 2.8(b)(ii).

          "ASSIGNED US INTERESTS" shall have the meaning assigned to such term in Section 2.8(b)(ii).

          "ASSIGNED US LOANS" shall have the meaning assigned to such term in
Section 2.8(b)(ii).

          "ASSIGNMENT AND ACCEPTANCE" shall have the meaning provided in Section 10.7(b).

          "AVAILABILITY RESERVES" means, as of any date of determination, such amounts as the Administrative Agent or the Canadian Administrative Agent may from time to time establish and revise in its reasonable discretion reducing the US Borrowing Base of any US Borrower and/or the Canadian Borrowing Base which would otherwise be available to the Borrowers under the lending formulas provided for herein (a) to reflect criteria, events, conditions, contingencies or risks which, as determined by the Administrative Agent or the Canadian Administrative Agent in its reasonable discretion, do or may affect either (i) any component of the US Borrowing Base of any US Borrower or the Canadian Borrowing Base or their value, (ii) the assets, business, financial performance, financial condition or prospects of any Borrower, or (iii) the security interests and other rights of the Administrative Agent and the Canadian Administrative Agent in the Collateral (including the enforceability, perfection and priority thereof), or (b) to reflect the Administrative Agent's or the Canadian Administrative Agent's customary practice or its reasonable belief that any collateral report or financial information furnished by or on behalf of any Borrower to any Agent or any Lender is or may have been incomplete, inaccurate or misleading in any material respect, or (c) in respect of any state of facts which the Administrative Agent or the Canadian Administrative Agent determines constitutes a Default or an Event of Default, or (d) with respect to the Convertible Debentures in accordance with Section 7.20(c). Without limiting the foregoing, the Administrative Agent or the Canadian Administrative Agent, in its reasonable discretion, may establish and/or increase Availability Reserves in respect of (A) fabrication accounts, (B) health insurance self-funding obligations, (C) rent at leased locations which may be subject to statutory or contractual landlord liens, (D) Dilution of accounts, (E) warehouseman's or bailee's charges, where no Bailee's Letter is in effect, (F) inventory shrinkage, (G) slow moving or obsolete Inventory, (H) liabilities of any Credit Party under any Cash Management Agreement or Swap Agreement, to the extent such liabilities have been reported to the Administrative Agent in accordance with
Section 2.11(h) and (i) hereof, (I) statutory claims, deemed trusts or inventory subject to rights of suppliers under Section 81.1 of the Bankruptcy and Insolvency Act (Canada), (J) employee or employee benefit related liabilities, and (K) any other claims which may have priority over the claims of the Agents and the Lenders. Any Availability Reserve resulting from the establishment of a new reserve category shall not become effective until the third Business Day following written notice of the establishment of such new reserve category has been given by the Administrative Agent or the Canadian Administrative Agent to the applicable Borrowers.

          "AVERAGE EXCESS AVAILABILITY" means, for any Fiscal Quarter, the amount obtained by adding the Excess Availability at the end of each day for such Fiscal Quarter and by dividing such sum by the number of days in such Fiscal Quarter.

          "B/A LOAN" means a C$ Denominated Loan bearing interest based upon the CDOR Rate.

          "BAILEE" means any Person who is in possession of any inventory of any Credit Party on behalf of such Credit Party.

          "BAILEE'S LETTER" means a letter substantially in the form attached as Exhibit A (or in such other form as may be acceptable to the Administrative Agent) executed by any Bailee pursuant to which such Bailee acknowledges the Administrative Agent's Lien or the Canadian Administrative Agent's Lien, as applicable, with respect thereto.

          "BANK OF AMERICA" means Bank of America, N.A.

          "BANK OF AMERICA - CANADA BRANCH" means Bank of America, N.A. (acting through its Canada branch).

          "BANKRUPTCY CODE" shall have the meaning provided in Section 8.7.

          "BLOCK EVENT" means the occurrence and continuance of a Default or if Excess Availability shall at any time be less than $65,000,000.

          "BLOCKED ACCOUNT" means one or more demand deposit accounts established by the Canadian Borrowers with a Canadian Lockbox Bank and the US Borrowers with a US Lockbox Bank which (a) the applicable Borrowers and US Lockbox Bank or Canadian Lockbox Bank, as applicable, jointly designate as a "Blocked Account," (b) into which all cash receipts of the applicable Borrowers from whatever source (including, without limitation, all currency, checks and drafts representing proceeds of the Collateral and further including any of the foregoing received in a Lockbox) shall be deposited pursuant to Section 4.3 and
Section 4.4 hereof and pursuant to the Security Instruments, and (c) which are subject to the provisions of Section 4.5 and Section 4.6 hereof.

          "BLOCKED PERSON" has the meaning specified in Section 5.31.

          "BOARD" means the Board of Governors of the Federal Reserve System of the United States.

          "BONDING OBLIGATIONS" shall have the meaning given to such term in
Section 7.3(f).

          "BORROWER" and "BORROWERS" shall have the meanings set forth in the initial paragraph hereof.

          "BORROWING" means a borrowing pursuant to a Borrowing Request or a continuation or a conversion pursuant to Section 2.12 consisting, in each case, of the same Type of Loans having, in the case of LIBOR Loans or B/A Loans, the same Interest Period (except as otherwise provided in Section 2.15 and Section 2.16) and made previously or being made concurrently by all of the Lenders.

          "BORROWING BASE REPORT" means the report of each of the US Operating Borrowers or each of the Canadian Borrowers concerning the amount of the US Borrowing Base of each such US Operating Borrower or the Canadian Borrowing Base, as applicable, to be delivered pursuant to Section 6.10(g), substantially in the form attached as Exhibit B-1 or B-2 (depending on which Borrowing Base is being computed).

          "BORROWING REQUEST" means a request for a Borrowing pursuant to
Section 2.2(a) or (b), substantially in the form attached as Exhibit C-1 through C-5 hereof (depending on the Type of Loan with respect to which such Borrowing Request is being submitted).

          "BUSINESS DAY" means any day excluding Saturday, Sunday and any other day on which banks are required or authorized to close in New York, New York or Atlanta, Georgia and, if the applicable Business Day relates to LIBOR Loans, on which trading is carried on by and between banks in Dollar deposits in the London interbank market and, if the applicable Business Day relates to Canadian Revolving Credit Loans, including B/A Loans, or the Dollar Equivalent of any amount denominated in C$, shall also exclude any other day on which banks are required or authorized to close in Toronto, Ontario, Canada.

          "C$" means lawful money of Canada.

          "C$ DENOMINATED LOAN" means Canadian Revolving Credit Loans which are denominated in C$.

          "CANADIAN ADMINISTRATIVE AGENT" means Bank of America - Canada Branch (as successor to CIT Business Credit Canada Inc.), acting in the capacity and to the extent described in Article 9, and any successor to Bank of America - Canada Branch acting in such capacity.

          "CANADIAN AGENT ADVANCE" means each Agent Advance made to or with respect to a Canadian Borrower hereunder.

          "CANADIAN AVAILABILITY" means, as of any date, (a) the Canadian Borrowing Base as of such date, minus, without duplication, the Availability Reserves with respect to the Canadian Borrowing Base as of such date, minus (b) the aggregate outstanding balance of the Canadian Lender Indebtedness as of such date and the aggregate face amount of undrawn Canadian Letters of Credit as of such date. Canadian Availability shall always be determined on the basis that all debts and obligations shall be current, and all accounts payable shall be handled in the normal course of the Borrowers' business consistent with their past practices.

          "CANADIAN BLOCKED ACCOUNT" means a Blocked Account established by the Canadian Borrowers with a Canadian Lockbox Bank.

          "CANADIAN BORROWERS" shall have the meaning set forth in the initial paragraph hereof.

          "CANADIAN BORROWING BASE" means, only with respect to the Canadian Borrowers, the Dollar Equivalent of the sum of:

          (1) the Eligible Account Advance Percentage of the Canadian Borrowers' Eligible Accounts, plus

          (2) the lesser of (i) the Eligible Inventory Advance Percentage of the Canadian Borrowers' Eligible Inventory, or (ii) 85% of the appraised net recovery value of the Canadian Borrowers'

Eligible Inventory, determined by reference to the net recovery percentages determined by the Current Appraisal, minus

          (3) the aggregate of all amounts which would otherwise be included in the Canadian Borrowing Base, but which GUSAP or the applicable US Operating Borrower has elected to include in the US Borrowing Base of such US Operating Borrower pursuant to Section 2.2(a).

The Canadian Borrowing Base in effect under this Agreement at any time shall be the Canadian Borrowing Base reflected on the most recent Canadian Borrowing Base Report delivered to the Canadian Administrative Agent and the Administrative Agent pursuant to Section 6.10(g) hereof, subject to (a) immediate adjustment by the Canadian Administrative Agent or the Administrative Agent to the extent that the calculations of the Canadian Borrowing Base reflected on such report are not in accordance with this Agreement, and (b) immediate adjustment as a result of any changes in eligibility standards required by the Canadian Administrative Agent, acting reasonably.

          "CANADIAN COLLATERAL AGENT" means The CIT Group/Business Credit, Inc., acting in the capacity and to the extent described in Article 9, and any successor to The CIT Group/Business Credit, Inc., acting in such capacity.

          "CANADIAN CREDIT PARTY" means the Canadian Borrowers and each other Credit Party which is formed or organized under the federal laws of Canada or under the laws of any province or territory in Canada.

          "CANADIAN EXCESS AVAILABILITY" means, as of any date, the Dollar Equivalent of (a) the lesser of (i) the Canadian Borrowing Base as of such date, minus, without duplication, the Availability Reserves with respect to the Canadian Borrowing Base as of such date, or (ii) the aggregate Canadian Revolving Credit Commitments as of such date, minus (b) the aggregate outstanding balance of the Canadian Lender Indebtedness as of such date and the aggregate face amount of undrawn Canadian Letters of Credit as of such date. In calculating Canadian Excess Availability, a deduction shall be made therefrom in an amount equal to the sum of all debts and obligations of the Canadian Borrowers that are past due plus the outstanding amount of accounts payable of the Canadian Borrowers that have not been handled in the normal course of the Canadian Borrowers' business consistent with their past practices.

          "CANADIAN FUNDING BANK" means the reference to Bank of America - Canada Branch and its successors and assigns acting as the Canadian Funding Bank hereunder pursuant to Section 2.8(a).

          "CANADIAN GUARANTEE" means that certain Amended and Restated Canadian Guarantee dated as of the date hereof and executed by each Credit Party in favor of the Canadian Administrative Agent, as amended, modified, renewed, supplemented or restated from time to time.

          "CANADIAN LENDER" means a Canadian Revolving Lender or a Canadian Swingline Lender.

          "CANADIAN LENDER INDEBTEDNESS" means, without duplication, (a) any and all amounts owing or to be owing by any Canadian Credit Party to the Agents, the Issuing Banks or any Lender with respect to or in connection with the Canadian Loans, any Canadian Letter of Credit Liabilities, the Notes, this Agreement (including Section 2.25) or any other Financing Document (including the Canadian Guarantee), (b) any and all amounts owing or to be owing by any Canadian Credit Party to any Risk Participant pursuant to Section 2.21 or 10.4, and (c) as to Swap Agreements with any Lender, Risk Participant or any Secured Affiliate or Cash Management Agreements with any Lender, Risk Participant or any Cash Management Affiliate, any and all amounts owing or to be owing by any Canadian Credit

Party thereunder to any Lender, Risk Participant or any Secured Affiliate or Cash Management Affiliate, as applicable.

          "CANADIAN LETTER OF CREDIT" and "CANADIAN LETTERS OF CREDIT" shall have the meanings assigned to such terms in Section 2.3(b).

          "CANADIAN LETTER OF CREDIT LIABILITIES" means, at any time and in respect of any Canadian Letter of Credit, the Dollar Equivalent at such time of the sum of (a) the amount available for drawings under such Canadian Letter of Credit as of the date of determination plus (b) the aggregate unpaid amount of all Reimbursement Obligations due and payable as of the date of determination in respect of previous drawings made under such Canadian Letter of Credit, and shall include any obligations relating to any letter of credit guarantee or credit support provided by the Canadian Administrative Agent pursuant to Section 2.3(e).

          "CANADIAN LOANS" means the Canadian Revolving Credit Loans, the Canadian Swingline Loans and the Canadian Agent Advances.

          "CANADIAN LOCKBOX" means any lock box to be established and operated pursuant to Section 4.4 hereof and a Canadian Lockbox Agreement.

          "CANADIAN LOCKBOX AGREEMENT" means an agreement between one or more Canadian Borrowers and a Canadian Lockbox Bank governing a Canadian Lockbox.

          "CANADIAN LOCKBOX BANK" means a financial institution designated by the Canadian Borrowers or the Canadian Administrative Agent to act as a Canadian Lockbox Bank and consented to in writing by the Canadian Borrowers and the Canadian Administrative Agent (which consents shall not be unreasonably withheld, provided, however that the consent of the Canadian Borrowers shall not be required if a Default has occurred and is continuing) and which has entered into a Canadian Lockbox Agreement.

          "CANADIAN LOCKBOX DIRECTION PERIOD" means the period commencing on the earlier of the occurrence and continuance of a Default or any date on which Excess Availability is less than $100,000,000.

          "CANADIAN MAXIMUM AVAILABLE AMOUNT" means, at any date, an amount equal to the lesser of (a) the aggregate Canadian Revolving Credit Commitments as of such date, and (b) the remainder of (i) the Canadian Borrowing Base as of such date, minus (ii) the sum of (A) the Availability Reserves with respect to the Canadian Borrowing Base as of such date, plus (B) the portion of the Swap Reserves and the Cash Management Reserves applicable to the Canadian Borrowers as of the last day of the month for which the Canadian Borrowing Base is being calculated.

          "CANADIAN PARTICIPATION SETTLEMENT DATE" means the date specified by the Canadian Funding Bank by written notice to each Canadian Risk Participant, the Agents and the Canadian Borrowers, following the occurrence and continuance of an Event of Default, as the date on which the Canadian Funding Bank will assign to each Canadian Risk Participant, and each Canadian Risk Participant will assume and purchase, the Assigned Canadian Interests applicable to such Canadian Risk Participant in accordance with Section 2.8(a)(ii), such notice to be delivered no later than 2:00 p.m. (Toronto Time) on the Business Day immediately preceding the Canadian Participation Settlement Date.

          "CANADIAN PRIME RATE" means on any day, the annual rate of interest (rounded upwards, if necessary, to the nearest 1/16 of 1%) equal to the greater of: (a) the annual rate of interest announced from time to time by Bank of America - Canada Branch as its reference rate of interest for loans made in C$ to Canadian customers and designated as its "prime" rate (which "prime" rate is a rate set by Bank of America-Canada Branch based upon various factors, including Bank of America-Canada Branch's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans); and (b) the annual rate of interest equal to the sum of (i) the one-month CDOR Rate in effect on such day, and (ii) 1%. Any change in the Canadian Prime Rate due to a change in Bank of America-Canada Branch's "prime" rate shall be effective on the effective date of such change in Bank of America-Canada Branch's "prime" rate.

          "CANADIAN PRIME LOANS" means C$ Denominated Loans which bear interest at a rate based upon the Canadian Prime Rate.

          "CANADIAN PRO RATA SHARE" means at any time, with respect to any Canadian Revolving Lender or Canadian Risk Participant, as the case may be, a fraction (expressed as a percentage), the numerator of which is the amount of the Voting Commitment of such Canadian Revolving Lender or Canadian Risk Participant, as the case may be, and the denominator of which is the sum of the amount of all Canadian Revolving Credit Commitments at such time.

          "CANADIAN PURCHASE AMOUNT" shall have the meaning assigned to such term in Section 2.8(a)(ii).

          "CANADIAN REVOLVING CREDIT COMMITMENT" shall have the meaning assigned to such term in Section 2.1(d).

          "CANADIAN REVOLVING CREDIT EXPOSURE" means, at any time and as to each Canadian Revolving Lender, the Dollar Equivalent sum of (a) the aggregate principal amount of the Canadian Revolving Credit Loans made by such Canadian Revolving Lender outstanding as of such date, plus (b) other than for purposes of Section 2.1(d) and 2.11(b) hereof, unless the Canadian Administrative Agent or the Required Lenders otherwise direct, the accrued and unpaid interest on the Canadian Revolving Credit Loans made by such Canadian Revolving Lender outstanding as of such date, plus (c) such Canadian Revolving Lender's Canadian Revolving Credit Percentage of the aggregate amount of all Canadian Letter of Credit Liabilities as of such date, plus (d) such Canadian Revolving Lender's Canadian Revolving Credit Percentage of the Canadian Swingline Exposure as of such date, plus (e) such Canadian Revolving Lender's Canadian Revolving Credit Percentage of the aggregate principal amount of the Canadian Agent Advances as of such date.

          "CANADIAN REVOLVING CREDIT LOAN" shall have the meaning provided in
Section 2.1(a).

          "CANADIAN REVOLVING CREDIT LOAN COMMITMENT FEE" has the meaning specified in Section 2.8(a)(vii).

          "CANADIAN REVOLVING CREDIT NOTES" means the promissory notes of the Canadian Borrowers described in Section 2.5(b) payable to any Canadian Revolving Lender and being substantially in the form of Exhibit D-1 and D-2, evidencing the aggregate joint and several Indebtedness of the Canadian Borrowers to such Canadian Revolving Lender resulting from Canadian Revolving Credit Loans made by such Lender.

          "CANADIAN REVOLVING CREDIT PERCENTAGE" means, as to any Canadian Revolving Lender, the percentage of the aggregate Canadian Revolving Credit Commitments constituted by its Canadian Revolving Credit Commitment (or, if the Canadian Revolving Credit Commitments have terminated or expired, the percentage which such Canadian Revolving Lender's Canadian Revolving

Credit Exposure at such time constitutes of the Aggregate Canadian Revolving Credit Exposure at such time).

          "CANADIAN REVOLVING LENDER" means a Lender (including the Canadian Funding Bank) with a Canadian Revolving Credit Commitment.

          "CANADIAN RISK PARTICIPANT" means each Person that is a party hereto as a "Canadian Risk Participant" in accordance with Section 2.8(a) or hereafter becomes a party hereto as a "Canadian Risk Participant" in accordance with
Section 10.7.

          "CANADIAN RISK PARTICIPANT COMMITMENT" means, in the case of any Canadian Risk Participant, the commitment of such Canadian Risk Participant to participate in the risk of Canadian Revolving Credit Loans made by the Canadian Funding Bank in accordance with the terms of Section 2.8(a) in the amount set forth opposite such Canadian Risk Participant's name on Annex I under the caption "Canadian Risk Participant Commitment" (as the same may be increased pursuant to Section 2.1(h), adjusted pursuant to Section 2.10(a), or otherwise from time to time modified pursuant to Section 10.7).

          "CANADIAN RISK PARTICIPANT REVOLVING CREDIT EXPOSURE" means, at any time and as to each Canadian Risk Participant, the amount of the Canadian Revolving Credit Exposure of the Canadian Funding Bank the risk of which is allocable to such Canadian Risk Participant pursuant to its Canadian Risk Participation.

          "CANADIAN RISK PARTICIPATION" has the meaning specified in Section 2.8(a)(i).

          "CANADIAN RISK PARTICIPATION FEE" has the meaning specified in Section 2.8(a)(vi).

          "CANADIAN SECURITIES PLEDGE AGREEMENT" means that certain Canadian Securities Pledge Agreement dated as of the Initial Closing Date and executed by each Canadian Credit Party in favor of the Canadian Administrative Agent providing for and constituting a first-priority Lien in favor of the Canadian Administrative Agent on the Collateral described therein, as supplemented and renewed by the Canadian Securities Pledge Agreement Confirmation, and as further amended, modified, renewed, supplemented or restated from time to time.

          "CANADIAN SECURITIES PLEDGE AGREEMENT CONFIRMATION" means that certain Confirmation and Affirmation of Canadian Securities Pledge Agreement dated as of the date hereof and executed by each Canadian Credit Party in favor of the Canadian Administrative Agent, whereby, among other things, each Canadian Credit Party confirms and affirms the grant by such Canadian Credit Party of a first-priority Lien in favor of the Canadian Administrative Agent on the Collateral described in the Canadian Securities Pledge Agreement as security for all of the Lender Indebtedness.

          "CANADIAN SECURITY AGREEMENT" means that certain Canadian Security Agreement dated as of the Initial Closing Date and executed by each Canadian Credit Party in favor of the Canadian Administrative Agent providing for and constituting a first-priority Lien in favor of the Canadian Administrative Agent on the Collateral described therein, as supplemented and renewed by the Canadian Security Agreement Confirmation, and as further amended, modified, renewed, supplemented or restated from time to time.

          "CANADIAN SECURITY AGREEMENT CONFIRMATION" means that certain Confirmation and Affirmation of Canadian Security Agreement dated as of the date hereof and executed by each Canadian Credit Party in favor of the Canadian Administrative Agent, whereby, among other things, each Canadian

Credit Party confirms and affirms the grant by such Canadian Credit Party of a first-priority Lien in favor of the Canadian Administrative Agent on the Collateral described in the Canadian Security Agreement as security for all of the Lender Indebtedness.

          "CANADIAN SWINGLINE AVAILABILITY" means, on any date, an amount equal to the remainder of (a) the Canadian Swingline Commitment minus (b) the Canadian Swingline Exposure on such date.

          "CANADIAN SWINGLINE COMMITMENT" shall have the meaning assigned to such term in Section 2.1(f).

          "CANADIAN SWINGLINE EXPOSURE" means, at any time, the aggregate principal amount of all Canadian Swingline Loans made to the Canadian Borrowers outstanding at such time.

          "CANADIAN SWINGLINE LENDER" means Bank of America - Canada Branch (as successor to CIT Business Credit Canada Inc.), in its capacity as lender of Canadian Swingline Loans hereunder.

          "CANADIAN SWINGLINE LOANS" shall have the meaning assigned to such term in Section 2.1(a).

          "CAPITAL EXPENDITURES" means, as to any Person for any period, all expenditures (whether paid in cash or accrued as a liability, including the portion of Capital Lease Obligations originally incurred during such period that are capitalized on the consolidated balance sheet of the Company) by such Person and its Subsidiaries during such period, that, in conformity with GAAP, are included in "capital expenditures," "additions to property, plant or equipment" or comparable items in the consolidated financial statements of such Person, but excluding expenditures for the restoration, repair or replacement of any fixed or capital asset that was destroyed or damaged, in whole or in part, in an amount equal to any insurance proceeds received in connection with such destruction or damage.

          "CAPITAL LEASE OBLIGATIONS" means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as a capital lease for financial reporting obligations in accordance with GAAP on a balance sheet of such Person and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof at the time of determination.

          "CASH MANAGEMENT AFFILIATE" means any Affiliate of any Lender or any Risk Participant that has entered into a Cash Management Agreement with a Credit Party.

          "CASH MANAGEMENT AGREEMENT" means any document, instrument, agreement, arrangement or transaction with respect to cash management services, and includes any of the foregoing related to deposit accounts, overdraft protection or automated clearing house transactions.

          "CASH MANAGEMENT RESERVES" means, an amount (reflected in Dollars) calculated as of the last day of each month and separately for the US Borrowers and the Canadian Borrowers, equal to such Borrowers' liability under the Cash Management Agreements to which such Borrowers are a party and any exposure of the Lenders, Risk Participants or Cash Management Affiliates with respect to such Cash Management Agreements and the services performed thereunder on behalf of such Borrowers.

          "CDOR RATE" means, for the Interest Period of each B/A Loan, the rate of interest per annum equal to the annual rates applicable to C$ Bankers' Acceptances having an identical or comparable term as the proposed B/A Loan displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuter Monitor Money Rates Service as at approximately 10:00 a.m. (Toronto Time) on such day (or, if such day is not a Business Day, as of 10:00 a.m. (Toronto Time) on the immediately preceding Business Day), plus five (5) basis points, provided that if such rates do not appear on the CDOR Page at such time on such date, the rate for such date will be the annual discount rate (rounded upward to the nearest whole multiple of 1/100 of 1%) as of 10:00 a.m. (Toronto Time) on such day at which a Canadian chartered bank listed on Schedule 1 of the Bank Act (Canada) as selected by the Canadian Administrative Agent is then offering to purchase C$ Bankers' Acceptances accepted by it having such specified term (or a term as closely as possible comparable to such specified term), plus five (5) basis points.

          "CHANGE OF CONTROL" means:

          (1) (A) any "person" or "group" of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that, for the purpose of this clause, such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of the Company held by a parent entity, if such person or group "beneficially owns" (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity) and (B) the Permitted Holders "beneficially own" (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company (for the purposes of this clause, such other person or group shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person or group "beneficially owns" directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders "beneficially own" directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of such parent entity); or

          (2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or

          (3) the sale, lease, transfer, conveyance or other disposition, other than by way of a merger, amalgamation or consolidation permitted by Section 7.4, in one or a series of related transactions, of all or substantially all of the assets of the Company and the other Credit Parties taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

          (4) the adoption by the stockholders of the Company of a plan or proposal for the liquidation or dissolution of the Company;

          (5) if any US Borrower or any Canadian Borrower (other than the Company) ceases to be, directly or indirectly, a wholly owned Subsidiary of the Company, other than by way of a merger, amalgamation, consolidation, sale or other disposition permitted by Section 7.4;

          (6) if GUSAP ceases to be, directly or indirectly, a wholly owned Subsidiary of the Company;

          (7) if NSULC ceases to be a wholly owned Subsidiary of GUSAP; or

          (8) if PASUG ceases to be a wholly owned Subsidiary of NSULC.

          "CHATTEL PAPER" has the meaning given to such term in Section 9-102(a)(11) of the UCC or Section 1 of the PPSA, as applicable.

          "CLOSING DATE" means October 28, 2005.

          "CODE" means the Internal Revenue Code of 1986, as amended, and any successor statute.

          CO-DOCUMENTATION AGENT" means J.P. Morgan Securities Inc., Wachovia Capital Finance Corporation (Central) and GECC Capital Markets Group, Inc., acting in the capacity and to the extent described in Article 9, and any successor to J.P. Morgan Securities Inc., Wachovia Capital Finance Corporation (Central) and GECC Capital Markets Group, Inc., acting in such capacity.

          "COLLATERAL" means the Credit Parties' Properties described in and subject to the Liens, privileges, priorities and security interests purported to be created by any Security Instrument.

          "COLLATERAL AGENT" means The CIT Group/Business Credit, Inc., acting in the capacity and to the extent described in Article 9, and any successor to The CIT Group/Business Credit, Inc., acting in such capacity.

          "COLLATERAL REPORT" has the meaning given to such term in Section 6.9.

          "COMBINED INTERESTS" means, in the case of any Revolving Lender or Risk Participant, as the case may be, and its Related Affiliate, the aggregate amount of Revolving Credit Commitments and Risk Participation Commitments of such Persons.

          "COMBINED REVOLVING CREDIT COMMITMENT" means, for any Revolving Lender, the aggregate amount of such Revolving Lender's US Revolving Credit Commitments and Canadian Revolving Credit Commitments, and for purposes of this definition, a Revolving Lender and its Related Affiliate shall be deemed to be one and the same Revolving Lender.

          "COMMITMENT" means any US Revolving Credit Commitment, US Swingline Commitment, Canadian Revolving Credit Commitment or Canadian Swingline Commitment and "COMMITMENTS" means all such Commitments collectively.

          "COMMITMENT INCREASE" shall have the meaning given to such term in
Section 2.1(h).

          "COMMITMENT INCREASE ACCEPTANCE DEADLINE" shall have the meaning given to such term in Section 2.1(h).

          "COMMITMENT INCREASE EFFECTIVE DATE" shall have the meaning given to such term in Section 2.1(h).

          "COMMITMENT INCREASE NOTICE" shall have the meaning given to such term in Section 2.1(h).

          "COMPANY" shall have the meaning set forth in the initial paragraph hereof.

          "CONSOLIDATED NET INCOME" means, for any period, the net income (loss) of the Company and the other consolidated Credit Parties determined in accordance with GAAP and the net income (loss) associated with the Company's or any consolidated Credit Party's direct or indirect interest in the Gallatin Steel Company; provided, however, that there will not be included in such Consolidated Net Income:

     (1) any net income (loss) of any Person if such Person is not the Company or another Credit Party, except that:

          (A) subject to the limitations contained in clause (3) below, the Company's equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or another Credit Party as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Credit Party, to the limitations contained in clause
                    (2) below); and

          (B) the Company's equity in a net loss of any such Person (other than another Credit Party) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or another Credit Party;

     (2) any net income (but not loss) of any Credit Party (other than the Company) if such Credit Party is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Credit Party, directly or indirectly, to the Company, except that the Company's equity in a net loss of any such Credit Party for such period will be included in determining such Consolidated Net Income;

     (3) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or the other consolidated Credit Parties (including pursuant to any sale/leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business;

     (4)  any extraordinary gain or loss;

     (5)  the cumulative effect of a change in accounting principles; and

     (6) any one time expenses (including non-cash charges) relating to the write-off of deferred financing costs incurred in connection with the transactions contemplated by this Agreement.

          "CONVERTIBLE DEBENTURES" means those certain 6.50% Convertible Unsecured Subordinated Debentures in the aggregate principal amount of $125,000,000 issued by the Company pursuant to that certain Trust Indenture, dated April 23, 1997, between the Company (as successor to Co-Steel Inc.) and The R-M Trust Company, as amended, supplemented or otherwise modified or restated from time to time.

          "CREDIT PARTIES" means the Company and each of its Subsidiaries (other than Ameristeel Bright Bar Inc., Co-Steel Liquidity Management Hungary Limited Liability Company, Acierco S.A., Goldmarsh Enterprises, Co-Steel U.K. Limited, C-SBP and NJSC), collectively, and "CREDIT PARTY" means any such Person individually.

          "C-SBP" means Co-Steel Benefit Plans, Inc., an Ontario corporation.

          "CURRENT APPRAISAL" means the appraisal of the Borrowers' inventory provided to the Administrative Agent prior to the Closing Date or, in the case of appraisals of the Borrowers' inventory provided to the Administrative Agent after the Closing Date, the most recent appraisal provided to the Administrative Agent in accordance with Section 2.29 or 6.10(m).

          "CURRENT INFORMATION" means, as of any day, the financial statements and other related information for any applicable period most recently required to be delivered to the Administrative Agent pursuant to Section 6.10(a), Section 6.10(b), and Section 6.10(c).

          "DATED ASSETS" has the meaning assigned to such term in Section 2.25(c) hereof.

          "DATED LIABILITIES" has the meaning assigned to such term in Section 2.25(c) hereof.

          "DEFAULT" means an Event of Default or any condition or event which, with notice or lapse of time or both, would constitute an Event of Default.

          "DILUTION" means a reduction as determined by the Administrative Agent or the Canadian Administrative Agent, in its reasonable discretion, in the value of accounts caused by returns, allowances, discounts, credits, and/or any other offsets asserted by customers or granted by any Borrower having the effect of reducing the collections of accounts.

          "DISBURSEMENT ACCOUNT" means, in respect of each Borrower, the account at the Payment Office of the Administrative Agent or the Canadian Administrative Agent, as applicable, which such Borrower has designated for purposes of receiving deposits of the proceeds of Loans and other amounts directed to be deposited therein pursuant to Section 2.4(b) or Section 2.4(c), as applicable.

          "DOCUMENTARY LETTER OF CREDIT" means a Letter of Credit issued pursuant to this Agreement that supports payment or performance for a single identified purchase or exchange of products in the ordinary course of business of the Borrowers.

          "DOLLAR" and the sign "$," without the letter "C" before it, means lawful money of the United States of America.

          "DOLLAR DENOMINATED LOANS" means US Revolving Credit Loans, any Canadian Revolving Credit Loans which are denominated in Dollars, and any Swingline Loans which are denominated in Dollars.

          "DOLLAR EQUIVALENT" means, on any date of determination, with respect to any amount expressed in C$, the amount of Dollars that may be purchased with such amount of C$ at the Spot Exchange Rate on such date.

          "EASTERN TIME" means, unless otherwise indicated, the time of day in Atlanta, Georgia.

          "EBITDA" means, as to the Company for any period, without duplication, the amount equal to the following calculated for the Company, its wholly owned consolidated Subsidiaries and its other Subsidiaries (but the earnings of such other Subsidiaries shall only be included to the extent of cash actually received by the Company or one of its wholly owned Subsidiaries) on a consolidated basis: Consolidated Net Income, plus to the extent deducted from Consolidated Net Income, Interest Expense, depreciation, amortization, impairment charges under FAS 142, income and franchise tax expenses and other non-cash charges which do not and will not result in a cash outlay in such period or any subsequent period, minus, without duplication, cash expenditures in such period in respect of any non-cash charges taken in any previous period; provided that extraordinary gains or losses for any such period, including gains or losses on the disposition of assets, shall not be included in EBITDA.

          "ELIGIBLE ACCOUNT" means, at any time with respect to any Canadian Borrower or any US Operating Borrower, the invoice amount, net of all goods and services, harmonized taxes and sales taxes (which shall be the Dollar Equivalent at such time of any amount denominated in C$) owing on each account of such Borrower (net of any credit balance, returns, trade discounts, unapplied cash, unbilled amounts or retention or finance charges) which meet such standards of eligibility as the Administrative Agent or the Canadian Administrative Agent shall establish from time to time in its reasonable discretion; provided that, no account shall be deemed an Eligible Account unless each of the following statements is accurate and complete (and the Borrowers by including such account in any computation of the applicable Borrowing Base shall be deemed to represent and warrant to the Administrative Agent, each Issuing Bank and the Lenders the accuracy and completeness of such statements):

          (1) Such account is a binding and valid obligation of the obligor thereon and is in full force and effect;

          (2) Such account is evidenced by an invoice;

          (3) Such account is genuine as appearing on its face or as represented in the books and records of the Person;

          (4) Such account is free from claims regarding rescission, cancellation or avoidance, whether by operation of law or otherwise;

          (5) Payment of such account is less than 90 days past the original invoice date thereof and less than 60 days past the original due date thereof;

          (6) Such account is net of concessions, offset, deduction, contras, chargebacks or understandings with the obligor thereon that in any way could reasonably be expected to adversely affect the payment of, or the amount of, such account;

          (7) The Administrative Agent, or the Canadian Administrative Agent, as the case may be, on behalf of the applicable Secured Parties, has a first-priority perfected Lien covering such account and such account is, and at all times will be, free and clear of all other Liens other than Permitted Liens under Section 7.3(c) or 7.3(d), subject to Availability Reserves in respect of such Permitted Liens;

          (8) The obligor on such account is not (a) an Affiliate of any Credit Party, or (b) an employee of any Credit Party;

          (9) Such account arose in the ordinary course of business of the applicable Borrower out of the sale of goods or services by such Borrower;

          (10) Such account is not payable by an obligor who is more than 90 days past the original invoice date thereof or more than 60 days past the original due date thereof with regard to 50% or more of the total aggregate accounts owed to the Borrowers by such obligor and all of its Affiliates;

          (11) All consents, licenses, approvals or authorizations of, or registrations or declarations with, any Governmental Authority required to be obtained, effected or given in connection with the execution, delivery and performance of such account by each party obligated thereunder, or in connection with the enforcement and collection thereof by the Administrative Agent or the Canadian Administrative Agent, have been duly obtained, effected or given and are in full force and effect;

          (12) The obligor on such account is not an individual, and is not the subject of any bankruptcy or insolvency proceeding, does not have a trustee or receiver appointed for all or a substantial part of its property, has not made an assignment for the benefit of creditors, admitted its inability to pay its debts as they mature or suspended its business, and the Administrative Agent and the Canadian Administrative Agent, in their reasonable discretion, are otherwise satisfied with the credit standing of such obligor;

          (13) The obligor of such account is organized and existing under the laws of the United States of America or a State thereof or the federal laws of Canada, a province or territory thereof, or if the obligor is not so organized and existing, such account is covered under letters of credit or export/import insurance reasonably satisfactory to the Administrative Agent and which has been collaterally assigned or hypothecated to the Administrative Agent or the Canadian Administrative Agent on terms reasonably satisfactory to the Administrative Agent;

          (14) The obligor of such account is not a state, commonwealth, provincial, federal, foreign, territorial, or other court or governmental department, commission, board, bureau, agency or instrumentality other than the federal government of the United States of America, the federal government of Canada or the government of any province or territory of Canada or political subdivision thereof, and then only to the extent that such Person has complied in all respects with the relevant provisions of the Federal Assignment of Claims Act of 1940 (for a US account debtor) or the Financial Administration Act (Canada) or similar provincial or territorial legislation or municipal ordinance of similar purpose (for a Canadian account debtor);

          (15) In the case of the sale of goods, the subject goods have been completed, sold and shipped, on a true sale basis on open account, or subject to contract, and not on consignment, on approval, on a "sale or return" basis, or on a "bill and hold" or "pre-sale" basis or subject to any other repurchase or return agreement; no material part of the subject goods has been returned, rejected, lost or damaged; and such account is not evidenced by chattel paper or a promissory note or an instrument of any kind;

          (16) Each of the representations and warranties set forth herein and in the Security Instruments with respect to such account is true and correct on such date;

          (17) A check, promissory note, draft, trade acceptance or other instrument has not been received with respect to such account (or with respect to any other account due from the same account debtor), presented for payment and returned uncollected for any reason;

          (18) Such account is not in respect of a volume rebate or tooling account receivable;

          (19) If such account arises in connection with any contract or project under which the applicable Borrower's obligations are covered in whole or in part by a performance, surety or other similar bond, the applicable Agent shall have received a duly executed subordination agreement from the bonding company in form and substance acceptable to such Agent; and

          (20) The Administrative Agent or the Canadian Administrative Agent, as applicable, does not believe, in the exercise of its reasonable discretion, that the prospect of collection of such account is impaired or that the account may not be paid because of the account debtor's inability to pay;

provided that, if any Eligible Account, when added to all other accounts that are obligations of the same obligor and its Affiliates, results in a total sum that exceeds 10% of the total balance then due on all Eligible Accounts owed to the Borrowers (without giving effect to any reduction in Eligible Accounts pursuant to this proviso), unless the accounts of such obligors or group of Affiliated obligors are insured pursuant to credit insurance acceptable to the Administrative Agent or the Canadian Administrative Agent (as applicable) which has been collaterally assigned or hypothecated to the Administrative Agent or the Canadian Administrative Agent (as applicable) on terms reasonably satisfactory to the Administrative Agent, the amount of such accounts in excess of 10% of such total balance then due shall be excluded from Eligible Accounts of the Borrowers to whom such accounts are owed; provided that, if such accounts of such obligor (or group of Affiliated obligors) are owed to both the US Borrowers and the Canadian Borrowers, such excess amount shall be excluded from the Eligible Accounts of the Canadian Borrowers and the US Borrowers in the same proportion as all amounts from such obligor are owed to the Canadian Borrowers and the US Borrowers. Any standards of eligibility established by the Administrative Agent or the Canadian Administrative Agent in addition to those enumerated above shall not become effective until the third Business Day following written notice of the establishment of such new standard of eligibility has been given by the Administrative Agent or the Canadian Administrative Agent to the applicable Borrowers.

          "ELIGIBLE ACCOUNT ADVANCE PERCENTAGE" means 85%.

          "ELIGIBLE INSTITUTION" means an association or a corporation that is
(a) organized and doing business under the laws of Canada or any province thereof, or the United States of America or any State thereof or the District of Columbia, (b) authorized under such laws to accept deposits and otherwise carry on the business of banking, (c) has a combined capital and surplus of at least $250,000,000, (d) is subject to supervision or examination by federal or state banking authority, and (e) is an entity with a credit rating of at least "A" by Standard & Poor's Ratings Services, the equivalent thereof by Moody's Investors Service, Inc. or "AA(low)" by Dominion Bond Rating Service Limited.

          "ELIGIBLE INVENTORY" means, at any time with respect to any Canadian Borrower or any US Operating Borrower, all inventory of such Borrower valued in Dollars on a lower of cost (on a first-in, first out basis and excluding any component of cost representing intercompany profit in the case of inventory acquired from an Affiliate) or market basis in accordance with GAAP, with detailed calculations of lower of cost or market to occur on at least a monthly basis, which meet such standards of eligibility as the Administrative Agent or the Canadian Administrative Agent shall establish from time to time in its reasonable discretion; provided that no inventory shall be deemed Eligible Inventory unless each of the following statements is accurate and complete (and the Borrowers by including such inventory in any computation of the applicable Borrowing Base shall be deemed to represent and warrant to the Administrative Agent, each Issuing Bank and the Lenders the accuracy and completeness of such statements):

          (1) Such inventory is in good condition, merchantable, meets all standards imposed by any Governmental Authority having regulatory authority over it or its use and/or sale and is not obsolete and is either currently usable or currently salable in the normal course of business of such Person;

          (2) Such inventory is either (a) in possession of such Person and (1) located on Real Property owned or leased by such Person, and (2) within the United States or Canada (provided that if such inventory is located on Real Property leased by such Person, the landlord of such Real Property shall have executed and delivered to the Administrative Agent or the Canadian Administrative Agent, as applicable, a Landlord Waiver Agreement) or (b) in the possession of a Bailee and such Bailee shall have executed and delivered to the Administrative Agent or the Canadian Administrative Agent, as applicable, a Bailee Letter or (c) in transit in Canada (provided that the Canadian jurisdiction in question is a jurisdiction where the Liens of the Canadian Administrative Agent and the Administrative Agent in such inventory are validly perfected first-priority Liens) or the United States and between Credit Parties, and upon arrival at its destination, will comply with either paragraph (a)(1) or
(a)(2) above;

          (3) Each of the representations and warranties set forth in the Security Instruments with respect to such inventory is true and correct on such date;

          (4) The Administrative Agent or the Canadian Administrative Agent, as the case may be, on behalf of the applicable Secured Parties, has a first-priority perfected Lien covering such inventory, and such inventory is, and at all times will be, free and clear of all Liens other than Permitted Liens under Section 7.3(c) or 7.3(d), subject to Availability Reserves in respect of such Permitted Liens;

          (5) Such inventory does not include goods that are not owned by such Borrower, that are held by such Borrower pursuant to a consignment agreement or which have been sold by such Borrower on a bill and hold basis;

          (6) Such inventory is not subject to repossession under the Bankruptcy and Insolvency Act (Canada) or other applicable law, except to the extent the applicable vendor has entered into an agreement with the Canadian Administrative Agent waiving its right to repossession, which agreement shall be acceptable to the Canadian Administrative Agent;

          (7) Such inventory does not consist of work-in-process, store room materials, supplies, parts, samples, prototypes, or packing and shipping materials, but may consist of billets;

          (8) Such inventory does not consist of goods that are obsolete, slow-moving or returned or repossessed or used goods taken in trade;

          (9) Any portion of the value of such inventory which results from a profit or gain resulting from an inter-company sale or other disposition of such inventory shall be excluded;

          (10) Any "seconds" or scrap inventory shall be valued at scrap value;

          (11) Such inventory is not evidenced by negotiable documents of title unless delivered to the Administrative Agent or the Canadian Administrative Agent, as applicable, with endorsements reasonably acceptable to the Administrative Agent;

          (12) Such inventory does not constitute Hazardous Materials;

          (13) Such inventory is covered by casualty insurance; and

          (14) The Administrative Agent or the Canadian Administrative Agent, as applicable, has not determined in its reasonable discretion that it may not sell or otherwise dispose of such inventory in accordance with the terms of the applicable Security Instruments without infringing upon the rights of another Person or violating any contract with any other Person.

Any standards of eligibility established by the Administrative Agent or the Canadian Administrative Agent in addition to those enumerated above shall not become effective until the third Business Day following written notice of the establishment of such new standard of eligibility has been given by the Administrative Agent or the Canadian Administrative Agent to the applicable Borrowers.

          "ELIGIBLE INVENTORY ADVANCE PERCENTAGE" means 65%.

          "ENVIRONMENTAL LAWS" means all federal, provincial, local or foreign laws, rules, regulations, treaties, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, whether or not having the force of law (but in the case of any such matter not having the force of law, responsible companies would customarily comply with such matter), relating in any way to the environment, preservation or reclamation of natural resources, the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any Hazardous Material, or to health and safety matters.

          "EQUITY" means shares of capital stock or a partnership, profits, capital or member interest, or options, warrants, rights to purchase, participation rights or any other right to substitute for or otherwise acquire the capital stock or a partnership, profits, capital or member interest however designated, and whether voting or non-voting, of any Credit Party and shall expressly include all "stock appreciation rights", "phantom stock", "profit participations" and other similar interests.

          "EQUITY DISTRIBUTION" shall have the meaning provided in Section 7.5.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute.

          "ERISA AFFILIATE" means each trade or business (whether or not incorporated) which together with any Borrower would be deemed to be a "single employer" within the meaning of Section 4001(b)(1) of ERISA or Subsections 414(b), (c), (m) or (o) of the Code.

          "ERISA TERMINATION EVENT" means (a) a "Reportable Event" described in
Section 4043 of ERISA and the regulations issued thereunder (other than a "Reportable Event" not subject to the provision for 30-day notice to the PBGC pursuant to regulations under Section 4043 of ERISA), (b) the withdrawal of any Credit Party or any ERISA Affiliate from a Plan during a plan year in which it was a "substantial employer" as defined in Section 4001(a)(2) of ERISA, (c) the filing of a notice of intent to terminate a Plan or the treatment of a Plan amendment as a termination under Section 4041(c) of ERISA, (d) the institution of proceedings to terminate a Plan by the PBGC, or (e) any other event or condition which could reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan.

          "EVENT OF DEFAULT" shall have the meaning provided in Article 8.

          "EXCESS AVAILABILITY" means, as of any date, the sum of (a) the Canadian Excess Availability as of such date, and (b) the US Excess Availability as of such date.

          "EXCHANGE ACT" means the United States Securities Exchange Act of
1934.

          "EXCLUDED TAXES" means, with respect to any Indemnitee or any other recipient of any payment to be made by or on account of any obligation of any Borrower hereunder or any payment by or on behalf of a Funding Bank to a Risk Participant hereunder, income or franchise taxes imposed on (or measured by) such Indemnitee's net income by the United States of America or Canada, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender or Risk Participant, in which its applicable lending office is located. Notwithstanding the foregoing, "Excluded Taxes" shall not include any Taxes imposed by means of withholding on or with respect to any payments made by any Borrower or a Funding Bank (or any Agent on behalf of a Funding Bank) pursuant to the Financing Documents, except to the extent: (i) that withholding taxes would not have been imposed with respect to a Lender or Risk Participant but for any failure of such Lender or Risk Participant (after timely written notice from the Company accompanied by a draft form of any such requirement prepared by the Company at the Company's expense not earlier than 90 days prior to a due date thereof) to comply with certification, information, documentation, reporting or other similar requirements concerning the nationality, residence, identity, connection with the jurisdiction imposing such withholding taxes or any other matters (including the delivery by a US Lender of Internal Revenue Service Form W-8BEN, W-8IMY or Form W-8ECI (or any substitute form)) that is required by law as a condition to exemption or the relief from, or reduction of, such withholding tax; provided that notwithstanding the foregoing, such withholding taxes shall be Excluded Taxes only if such Lender or Risk Participant is eligible to comply with such requirements or entitled to deliver such form and such Lender or Risk Participant has in good faith determined it would suffer no adverse consequences by providing the applicable certification, information, documentation, reporting or other similar requirements (including increased expenses); or (ii) that such taxes solely relate to any certification of the applicable Lender as an Exempt Canadian Lender or Exempt US Lender (or Risk Participant Certification of a Risk Participant), as applicable, that is or becomes incorrect other than as a result of a change in Tax law, the Treaty (or its interpretation) or administrative practice of a tax authority, a change in any Borrower, or any other change not directly caused by the applicable Lender or Risk Participant (in any such case the fact that the certification of a Lender or a Risk Participant Certification became incorrect shall not result in any Taxes becoming Excluded Taxes). Notwithstanding anything to the contrary in this Agreement, "Excluded Taxes" shall specifically not include any Taxes imposed by withholding on or with respect to any payments made by a Borrower or a Funding Bank (or any Agent on behalf of a Funding Bank) pursuant to the Financing Documents (1) to a Person that became a Lender or Risk Participant at a time when an Event of Default existed, regardless of whether an Event of Default exists at the time any such payment is made, (2) to a Lender or Risk Participant at a time when an Event of Default has occurred and is continuing (in either of which cases the fact that any certification of a Lender or Risk Participant Certification is incorrect shall not result in any Taxes becoming Excluded Taxes), or (3) with respect to Indemnified Participation Taxes.

          "EXECUTIVE ORDER NO. 13224" means Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, as the same has been, or shall hereafter be, renewed, extended, amended or replaced.

          "EXEMPT CANADIAN LENDER" means a Lender that certifies (whether pursuant to Section 2.21(e) or 10.7) that it is (i) a resident of Canada within the meaning of the Income Tax Act (Canada) or (ii) an authorized foreign bank which is deemed to be a resident of Canada for purposes of Part XIII of the Income Tax Act (Canada) with respect to amounts payable to it hereunder.

          "EXEMPT US LENDER" means a Lender that certifies (whether pursuant to Section 2.21(e) or 10.7) that it (i) is (a) a resident of Canada within the meaning of the Income Tax Act (Canada) (or is a Canadian Partnership as defined in the Income Tax Act (Canada)) or (b) an authorized foreign bank which is deemed to be a resident of Canada for purposes of Part XIII of the Income Tax Act (Canada) in respect of amounts payable to it hereunder, and (ii)
(a) such Lender is a "United States person" as that term is defined in Section 7701 of the Code; (b) such Lender is not a "United States person" as that term is defined in Section 7701 of the Code and all amounts payable to such Lender hereunder are effectively connected with the conduct of its trade or business within the United States; or (c) such Lender (or if such Lender is a "flow-through entity" within the meaning of United States Treasury Regulation
Section 1.1441-1(c)(23), each of its beneficial owners and/or interest holders)
(A) meets all the requirements under Code Section 871(h)(3) or Code Section 881(c)(3) to be eligible for a complete exemption from withholding of United States taxes under Code Section 1441 or Code Section 1442 on interest payments made to it hereunder, (B) is eligible for the benefit of the Treaty as a "resident" of Canada (as defined in the Treaty and interpreted under United States laws), and (C) is a Person as to whom the US Revolving Credit Loan Commitment Fees are business profits that are not attributable to a permanent establishment in the United States of the Exempt US Lender within the meaning of
Article VII of the Treaty. Notwithstanding the foregoing, no Lender shall be required to meet the requirements set forth in clause (i) above in order to be an Exempt US Lender at any time after the earlier of (x) the date on which GUSAP irrevocably notifies the Administrative Agent in writing that GUSAP will no longer have the right to borrow US Revolving Credit Loans hereunder or (y) the date on which the Administrative Agent notifies the Borrowers that the Administrative Agent has elected to permanently exercise its rights under
Section 2.30(c)(i) in accordance with the terms thereof.

          "EXISTING CREDIT AGREEMENT" shall have the meaning set forth in the recitals hereof.

          "EXISTING INDEBTEDNESS" means all Funded Indebtedness of the Credit Parties on the Closing Date, but excluding Loans and Letter of Credit Liabilities.

          "EXISTING LENDERS" shall have the meaning set forth in the recitals hereof.

          "FEDERAL FUNDS EFFECTIVE RATE" means, for any day, the per annum rate equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

          "FEE LETTER" means the letter agreement, dated the Closing Date, regarding fees payable by the US Borrowers to the Administrative Agent and by the Canadian Borrowers to the Canadian Administrative Agent.

          "FINANCIAL STATEMENTS" means the audited consolidated financial statements and the unaudited consolidating financial statements of the Company for the Fiscal Year ended December 31, 2004, and the unaudited consolidated financial statements and the unaudited consolidating financial statements of the Company for the months ended January, 2005 through August, 2005.

          "FINANCING DOCUMENTS" means this Agreement, the Notes, the Security Instruments, the Applications, Borrowing Requests, Borrowing Base Reports, the Fee Letter, and the other documents, instruments or agreements described in
Section 3.1 and Section 3.2 (other than the documents, instruments or agreements described in Section 3.1(e), Section 3.1(f)(2), Section 3.1(f)(3), Section 3.1(i) or Section 3.1(j)), together with any other document, instrument or agreement (other than participation, agency or similar agreements among the Lenders or between any Lender and any other bank or creditor with respect to any indebtedness or obligations of the Company or any Credit Party hereunder or thereunder) now or hereafter entered into by a Credit Party in connection with the Loans, the Lender Indebtedness or the Collateral, as such documents, instruments or agreements may be amended, modified or supplemented from time to time.

          "FINCO" means GNA Financing Inc., a Delaware corporation.

          "FINCO PREFERRED EQUITY" means shares of preferred stock issued by GUSA.

          "FISCAL QUARTER" means the fiscal quarter of the Company and each of the Borrowers, ending on the last day of each of March, June, September and December of each year.

          "FISCAL YEAR" means the fiscal year of the Company and each of the Borrowers, ending on the last day of December of each year.

          "FIXED CHARGE COVERAGE RATIO" means, as to the Company and the other Credit Parties on a consolidated basis, determined for any period, the ratio of
(a) EBITDA for such period minus Capital Expenditures made during such period (other than Capital Expenditures made during such period which are financed, within 90 days of such Capital Expenditures, by Equity or by Indebtedness permitted by any of Sections 7.2(g), (j), (k) or (m)), to (b) the sum of (1) scheduled principal payments on Funded Indebtedness during such period, and any prepayment during such period of Indebtedness incurred in such period or in a prior period to finance Capital Expenditures plus (2) Adjusted Interest Expense for such period, plus (3) cash taxes paid during such period, plus (4) Equity Distributions paid by the Company during such period (other than in respect of payments or distributions made in the ordinary course of business on account of "stock appreciation rights", "phantom stock", "profit participations" and other similar interests to the extent deducted in computing EBITDA), plus (5) the amount by which cash pension payments during such period exceeds pension accruals during such period.

          "FUNDED INDEBTEDNESS" means, as to any Person, without duplication, all Indebtedness for borrowed money, all obligations evidenced by bonds, debentures, notes, or other similar instruments, all Capital Lease Obligations, and all guaranties of Funded Indebtedness of other Persons.

          "FUNDING BANK" means either of the Canadian Funding Bank or the US Funding Bank, and "FUNDING BANKS" means both such Funding Banks collectively.

          "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time (consistently applied), including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in this Agreement will be computed in conformity with GAAP.

          "GANS" means GANS LLC, a Delaware limited liability company.

          "GOVERNMENTAL AUTHORITY" means any federal, state, provincial, territorial, county, city, municipal or other political subdivision or government, department, commission, board, bureau, court, agency or any other instrumentality of any of them, which exercises jurisdiction over any Credit Party or any Property (including the use and/or sale thereof) of any Credit Party.

          "GOVERNMENTAL REQUIREMENT" means any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, franchise, permit, certificate, license, authorization or other direction or requirement (including any of the foregoing which relate to Environmental Laws, energy regulations and occupational, safety and health standards or controls) of any Governmental Authority, whether or not having the force of law (but in the case of any such matter not having the force of law, only to the extent responsible companies would customarily comply with such matter).

          "GUARANTEES" means the Canadian Guarantee and the US Guaranty.

          "GUSA" means Gerdau USA Inc., a Delaware corporation.

          "GUSA GUARANTEE" means GUSA's guarantee in favor of Nova Scotia Newco (or any transferee of the Finco Preferred Equity) in respect of the distributions or dividends payable by Finco with respect to the Finco Preferred Equity.

          "GUSAP" means GUSAP Partners, a Delaware general partnership.

          "GUSAP BORROWING TERMINATION EVENT" means any event or circumstance whereby (a) an Event of Default has occurred and continues to exist or (b) Excess Availability is less than $125,000,000.

          "GUSAP FUNDING PERIOD" means any period during which GUSAP's right to borrow US Revolving Credit Loans has not been terminated in accordance with the terms of Section 2.30 or pursuant to GUSAP's irrevocable written notice to the Administrative Agent that GUSAP will no longer have the right to borrow US Revolving Credit Loans hereunder.

          "GUSAP PAYMENT ACCOUNT" means account number 7343494 established by GUSAP with The Toronto-Dominion Bank, Toronto Branch.

          "GUSAP TERMINATION EVENT" means any event or circumstance whereby (a) an Event of Default has occurred and continues to exist, (b) Excess Availability is less than $100,000,000, (c) any US Borrower or NSULC is not Solvent, or (d) the Borrowers have not satisfied the conditions set forth in Section 2.30(b) by the 180th day following the date on which the Administrative Agent has exercised any of its rights under Section 2.30(a) as a result of any applicable GUSAP Borrowing Termination Event.

          "HAZARDOUS MATERIALS" means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odor, radiation, energy, vector, plasma, constituent or material which (a) is or becomes listed, regulated or addressed under any Environmental Law, or (b) is, or is deemed to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any Environmental Law, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

          "HIGHEST LAWFUL RATE" means, with respect to each Lender, the maximum non-usurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the Notes or on other Lender Indebtedness, as the case may be, owed to it under the law of any jurisdiction whose laws may be mandatorily applicable to such Lender.

          "HOC" means, collectively, Co-Steel Liquidity Management Hungary Limited Liability Company, Acierco S.A., and Goldmarsh Enterprises.

          "HOSTILE ACQUISITION" means a proposed Acquisition by a Credit Party in circumstances in which the Person subject to such Acquisition shall not have evidenced its agreement or agreement in principle to such Acquisition by means of (i) a definitive agreement of purchase and sale, or (ii) a letter of intent in respect thereof.

          "INDEBTEDNESS" of any Person means, without duplication:

          (a) all obligations of such Person for borrowed money and obligations evidenced by bonds, debentures (including convertible debentures), notes or other similar instruments;

          (b) all obligations of such Person (whether contingent or otherwise) in respect of bankers' acceptances, letters of credit, surety or other bonds and similar instruments;

          (c) all obligations of such Person to pay the deferred purchase price of Property or services (other than for borrowed money);

          (d) all Capital Lease Obligations in respect of which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or in respect of which obligations such Person otherwise assures a creditor against loss;

          (e) all guaranties (direct or indirect), and other contingent obligations of such Person in respect of, or obligations to purchase or otherwise acquire or to assure payment of, Indebtedness or other obligations of other Persons;

          (f) Indebtedness of others secured by any Lien upon Property owned by such Person, whether or not assumed;

          (g) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or financial covenants of other Persons;

          (h) the net amount of obligations (measured on a mark-to-market basis) of such Person under agreements of the types described in the definition of Swap Agreements; and

          (i) any "synthetic lease", "tax retained operating lease" or similar lease financing arrangements under which the tenant is treated as the owner of property for tax purposes but such lease is treated as an operating lease in accordance with GAAP.

          "INDEMNIFIED PARTICIPATION TAXES" means (i) with respect to a Canadian Risk Participant (and the Canadian Funding Bank), any Taxes imposed by means of withholding on or with respect to (a) Canadian Revolving Loan Participation Fees, (b) Canadian Revolving Loan Commitment Fees or (c) any other payment made by the Canadian Funding Bank (or any Agent on behalf of the Canadian Funding
Bank) to a Canadian Risk Participant, and (ii) with respect to a US Risk Participant (and the US Funding Bank), any Taxes imposed by means of withholding on or with respect to (a) US Risk Participation Fees, (b) US Revolving Loan Commitment Fees or (c) any other payment made by the US Funding Bank (or any Agent on behalf of the US Funding Bank) to a US Risk Participant. Notwithstanding the foregoing, Indemnified Participation Taxes shall exclude the marginal increase, if any, in Taxes solely related to a Risk Participant Certification that is or becomes incorrect other than as a result of a change in Tax law or administrative practice of a tax authority, a change in any Borrower, or any change not directly caused by the applicable Risk Participant (in any such case the fact that the Risk Participant Certification became incorrect shall not result in any marginal increase in Taxes being excluded from Indemnified Participation Taxes hereunder); provided, however, Indemnified Participation

Taxes shall include such marginal increase, if any, in Taxes with respect to payments made to (1) a Person that became a Risk Participant at a time when an Event of Default existed, regardless of whether an Event of Default exists at the time any such payment is made and (2) a Risk Participant at a time when an Event of Default has occurred and is continuing (in either of which cases the fact that any Risk Participant Certification is incorrect shall not result in any marginal increase in Taxes being excluded from Indemnified Participation Taxes hereunder).

          "INDEMNIFIED TAXES" means Taxes (including Indemnified Participation Taxes) other than Excluded Taxes.

          "INDEMNITEE" means each Agent, Lender, Issuing Bank, Risk Participant and Funding Bank (as the case may be).

          "INITIAL CLOSING DATE" means June 27, 2003.

          "INTERCOMPANY LIEN SUBORDINATION AGREEMENT" means that certain Intercompany Lien Subordination Agreement dated as of the date hereof and executed by PASUG and the Administrative Agent, providing for the subordination of all Liens of PASUG under the Intercompany Security Agreement to the Liens of the Administrative Agent, as amended, modified, renewed, supplemented or restated from time to time.

          "INTERCOMPANY SECURITY AGREEMENT" means that certain Security Agreement dated as of the date hereof and executed by each US Operating Borrower in favor of PASUG providing for and constituting a Lien in favor of PASUG on the Collateral subject to the US Security Agreement, as amended, modified, renewed, supplemented or restated from time to time in accordance with Section 6.11(e), provided that at all times all Liens thereunder shall be subject and subordinate to the Liens of the Administrative Agent in such Collateral pursuant to the terms of the Intercompany Lien Subordination Agreement.

          "INTEREST EXPENSE" means, as to any Person for any period, without duplication, total interest expenses, whether paid or accrued as liabilities (including the interest component of Capital Lease Obligations), with respect to all outstanding Indebtedness, including, without limitation, all commissions, discounts and other fees and charges owed with respect to any financing or letters of credit and net costs under any Swap Agreement to the extent that such costs are included within interest expense in the Company's financial statements prepared in accordance with GAAP; provided that "Interest Expense" shall not include any one time expenses (including non-cash charges) relating to the write-off of deferred financing costs in connection with the transactions contemplated by this Agreement.

          "INTEREST PERIOD" means, with respect to each Borrowing of LIBOR Loans or B/A Loans, an interest period complying with Section 2.7.

          "INVENTORY" has the meaning given to such term in Section 9-102(a)(48) of the UCC or Section 1 of the PPSA, as applicable.

          "INVESTMENT" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity, bonds, notes, debentures or other similar instruments issued by, such other Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

          (1) obligations under Swap Agreements entered into in the ordinary course of business and in compliance with this Agreement; and

          (2) endorsements of negotiable instruments and documents in the ordinary course of business.

          "ISSUING BANK" means (a) for each US Letter of Credit, the Lender or Lenders (or an Affiliate thereof) designated by the Company and approved in writing by such Lender (or Affiliate) and the Administrative Agent (such approval by the Administrative Agent not to be unreasonably withheld) as the issuing bank for US Letters of Credit hereunder and (b) for each Canadian Letter of Credit, the Lender or Lenders (or an Affiliate thereof) designated by the Company and approved in writing by such Lender (or Affiliate) and the Canadian Administrative Agent (such approval by the Canadian Administrative Agent not to be unreasonably withheld) as the issuing bank for Canadian Letters of Credit hereunder.

          "LANDLORD WAIVER AGREEMENT" means an agreement executed and delivered by each landlord of Real Property leased by any Borrower pursuant to which such landlord subordinates or waives all of its Liens to the Liens of the Administrative Agent or the Canadian Administrative Agent (as applicable) in the Property of such Borrower located on the leased Real Property.

          "L/C COVER", when required by this Agreement for Letter of Credit Liabilities of an Account Party, shall be effected by paying to the Administrative Agent in the case of US Letter of Credit Liabilities or the Canadian Administrative Agent in the case of Canadian Letter of Credit Liabilities, in immediately available funds, to be held by the Administrative Agent or the Canadian Administrative Agent, as applicable, in a collateral account maintained by the Administrative Agent or the Canadian Administrative Agent, as applicable, and which accounts shall be under the sole dominion and control of, the Administrative Agent or the Canadian Administrative Agent, as applicable, and collaterally assigned as security pursuant to the Financing Documents, an amount equal to 105% of the maximum amount of each applicable Letter of Credit issued for the account of such account party which is available for drawing at any time. Such amount shall be retained by the Administrative Agent or the Canadian Administrative Agent, as applicable, in such collateral account until such time as the applicable Letter of Credit shall have expired and the Reimbursement Obligations, if any, with respect thereto shall have been fully satisfied.

          "LENDER" and "LENDERS" shall have the meanings set forth in the opening paragraph hereof.

          "LENDER INDEBTEDNESS" means, collectively, the Canadian Lender Indebtedness and the US Lender Indebtedness.

          "LENDING OFFICE" means for each Lender the office specified opposite such Lender's name on the signature pages hereof, or in the Assignment and Acceptance pursuant to which it became a Lender, with respect to each Type of Loan, or such other office as such Lender may designate in writing from time to time to the Company and the Administrative Agent with respect to such Type of Loan; provided that Lending Offices for Canadian Revolving Lenders shall be in Canada.

          "LETTER OF CREDIT" means any Canadian Letter of Credit or US Letter of Credit, and "LETTERS OF CREDIT" means Canadian Letters of Credit and US Letters of Credit, collectively.

          "LETTER OF CREDIT LIABILITIES" means the US Letter of Credit Liabilities and Canadian Letter of Credit Liabilities, collectively.

          "LIBOR LOAN" means a US Revolving Credit Loan or a Canadian Revolving Credit Loan that is a Dollar Denominated Loan bearing interest at the rate provided in Section 2.6(b).

          "LIBOR RATE" means, for any Interest Period with respect to a LIBOR Loan, the rate of interest per annum determined pursuant to the following formula:

          LIBOR Rate = Offshore Base Rate
                       ------------------------------------
                       1.00 - Eurodollar Reserve Percentage

          Where,

          "Offshore Base Rate" means the rate per annum appearing on Telerate Page 3750 (or any successor page) as the London interbank offered rate for deposits in Dollars at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period. If for any reason such rate is not available, the Offshore Base Rate shall be, for any Interest Period, the rate per annum appearing on Reuters Screen LIBO Page as the London interbank offered rate for deposits in Dollars at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; provided, however, if more than one rate is specified on Reuters Screen LIBO Page, the applicable rate shall be the arithmetic mean of all such rates. If for any reason none of the foregoing rates is available, the Offshore Base Rate shall be, for any Interest Period, the rate per annum determined by the Administrative Agent as the rate of interest at which Dollar deposits in the approximate amount of the applicable LIBOR Loan would be offered by the Administrative Agent's London Branch to major banks in the offshore Dollar market at their request at or about 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period.

          "Eurodollar Reserve Percentage" means, for any day during any Interest Period, the reserve percentage (expressed as a decimal, rounded upward to the next 1/8th of 1%) in effect on such day applicable to member banks under regulations issued from time to time by the Board for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding (currently referred to as "Eurocurrency liabilities"). The Offshore Rate for each outstanding LIBOR Loan shall be adjusted automatically as of the effective date of any change in the Eurodollar Reserve Percentage.

          "LIEN" means any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on contract, constitutional, common, or statutory law, and including but not limited to the lien, security interest or hypothec arising from a mortgage, hypothec, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. The term "Lien" shall include reservations, exceptions, encroachments, easements, servitudes, rights of way, covenants, conditions, restrictions, liens and other statutory, constitutional, or common law rights of landlords, leases and other title exceptions and encumbrances affecting Property. For the purposes of this Agreement, any Person shall be deemed to be the owner of any Property which it has acquired or holds subject to a conditional sale agreement, financing lease or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person for security purposes.

          "LOAN" means a Revolving Credit Loan, a US Swingline Loan, a Canadian Swingline Loan or an Agent Advance and "LOANS" means the Revolving Credit Loans, the US Swingline Loans, the Canadian Swingline Loans and the Agent Advances or one or more of them as provided herein.

          "LOCKBOX" means any lockbox to be established and operated pursuant to
Section 4.3 and Section 4.4 hereof and a Lockbox Agreement.

          "LOCKBOX AGREEMENT" means one or more lockbox agreements, tri-party agreements, or similar documents setting forth certain terms applicable to the establishment and operation of the applicable Lockbox to be entered into between the Borrowers (or any of them) and a US Lockbox Bank or a Canadian Lockbox Bank, in form and substance acceptable to, the Administrative Agent, the Canadian Administrative Agent, such US Lockbox Bank or such Canadian Lockbox Bank (acting reasonably).

          "MARGIN STOCK" shall have the meaning provided in Regulations T, U and X.

          "MATERIAL ADVERSE CHANGE" means any event, development or change in circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

          "MATERIAL ADVERSE EFFECT" means any material and adverse effect on (a) the business, operations, assets, liabilities, condition (financial or otherwise), prospects, or results of operations of the Credit Parties taken as a whole, (b) the validity or enforceability of any of the Financing Documents or the rights and remedies of any Agent or Secured Party thereunder, or (c) the perfection or priority of any Liens securing the Lender Indebtedness.

          "MATURITY DATE" means October 28, 2010, or such other date to which the Maturity Date has been extended pursuant to Section 2.10(d).

          "NJSC" means N.J.S.C. Investment Co., Inc., a New Jersey domestic profit corporation.

          "NON-GUSAP FUNDING PERIOD" means any period which is not a GUSAP Funding Period.

          "NOTES" means the Revolving Credit Notes.

          "NOVA SCOTIA NEWCO" means 3100361 Nova Scotia Company, a Nova Scotia unlimited liability company.

          "NSULC" means 3038482 Nova Scotia Company, a Nova Scotia unlimited liability company.

          "NSULC PAYMENT ACCOUNT" means account number 7343486 established by GUSAP with The Toronto-Dominion Bank, Toronto Branch.

          "OTHER TAXES" means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement.

          "PARTICIPANT" has the meaning specified in Section 10.7(e).

          "PASUG" means PASUG LLC, a Delaware limited liability company.

          "PASUG OPERATING ACCOUNT" means the account maintained by PASUG at a financial institution acceptable to the Administrative Agent, acting reasonably.

          "PASUG PAYMENT ACCOUNT" means account number 7343478 established by PASUG with The Toronto-Dominion Bank, Toronto Branch.

          "PAYMENT OFFICE" means (a) with respect to US Loans, the Administrative Agent's office located at Atlanta, Georgia (or such other office or individual as the Administrative Agent may hereafter designate in writing to the other parties hereto), and (b) with respect to Canadian Loans, the Canadian Administrative Agent's office located at Toronto, Ontario (or such other office or individual as the Canadian Administrative Agent may hereafter designate in writing to the other parties hereto).

          "PBGC" means the Pension Benefit Guaranty Corporation, or any successor thereto.

          "PERFECTION CERTIFICATES" means a Certificate from a Responsible Officer of each Credit Party substantially in the form of Exhibit E hereto to be delivered to the Administrative Agent on the Closing Date.

          "PERFECTION CERTIFICATE UPDATE" means a Certificate from a Responsible Officer of a Credit Party substantially in the form of Exhibit E hereto and setting forth all changes that would be required to be made to the Perfection Certificate of such Credit Party (as updated pursuant to any prior Perfection Certificate Update) to cause the Perfection Certificate of such Credit Party to be accurate and complete if reissued as of the last day of the Fiscal Quarter immediately preceding the date on which the Perfection Certificate is required to be delivered pursuant to Section 6.10(d) hereof.

          "PERMITTED ACQUISITION" means any Acquisition by a Credit Party which is (i) of a Person carrying on a business which is the same as or related, ancillary or complementary to the business carried on by such Credit Party, or if an asset Acquisition, is of assets used or useful in a business which is the same as or related, ancillary or complementary to the business carried on by such Credit Party; (ii) in respect of which such Credit Party has provided a certificate of the Chief Financial Officer of such Credit Party, at least twenty
(20) days prior to the closing date for such Acquisition, containing information in format and detail satisfactory to the Administrative Agent, acting reasonably, regarding the cost of such Acquisition, the financial and acquisition structure of such Acquisition, audited financial statements (or, if not available, unaudited financial statements, or, if unaudited financial statements are not available, other financial information satisfactory to the Administrative Agent, acting reasonably) of the subject of such Acquisition for the previous two years, and financial projections, on a quarterly basis, for the next two years (with copies of all of the foregoing financial and other information to be provided by the applicable Credit Party to each of the Lenders); (iii) in respect of which the Administrative Agent or the Canadian Administrative Agent, as applicable, shall have received Lien search reports, in form and substance satisfactory to the Administrative Agent or the Canadian Administrative Agent, as applicable, and the Administrative Agent or the Canadian Administrative Agent, as applicable, will, upon consummation of such Acquisition, have a first priority, perfected Lien over any accounts and inventory to be acquired, subject only to Permitted Liens, and if such Acquisition is an Acquisition of Equity of any Person, such Person shall have executed and delivered a counterpart to the applicable Security Instruments and such other agreements, documents and instruments as the Administrative Agent or the Canadian Administrative Agent may reasonably request, in each case in form and substance satisfactory to the Administrative Agent and the Lenders; (iv) if such Acquisition is an Acquisition of Equity of a Person and the accounts or inventory of such Person are to be included in the Canadian Borrowing Base or the US Borrowing Base, such Person shall have executed and delivered a joinder agreement to this Agreement becoming a Canadian Borrower or a US Borrower, as applicable, hereunder and such other agreements, documents and instruments as the Administrative Agent or the Canadian Administrative

Agent may reasonably request, in each case in form and substance satisfactory to the Administrative Agent and the Lenders; (v) if the cash purchase price of such Acquisition is paid by one or more of the US Operating Borrowers, the percentage ownership interest (directly or through a Subsidiary) in any assets acquired by each US Operating Borrower or the percentage of Equity acquired by each US Operating Borrower, as applicable, in connection with such Acquisition shall be equal to the percentage of the aggregate consideration paid by such US Operating Borrower in connection with such Acquisition; (vi) Excess Availability, immediately after giving effect to such Acquisition (including any Loan made hereunder in connection therewith), will be no less than $75,000,000 (it being understood that the Administrative Agent may require a Collateral Report in respect of any assets forming a part of such Acquisition before the inclusion of such assets in the US Borrowing Base or Canadian Borrowing Base for purposes of determining Excess Availability, and if a Collateral Report has not been delivered to the Administrative Agent within 90 days prior to the date of such Acquisition, the Administrative Agent may also require a new Collateral Report in respect of the assets of all of the Credit Parties); (vii) both before and after giving effect to such Acquisition, no Default shall then exist; (viii) if such Acquisition is an Acquisition of Equity of any Person, such Credit Party acquires not less than 60% of the Equity of such Person; and (ix) not a Hostile Acquisition. In addition to the normal criteria for accounts or inventory to be an Eligible Account or Eligible Inventory, respectively, no account or inventory acquired in connection with any Acquisition shall be an Eligible Account or Eligible Inventory, respectively, until the Administrative Agent or the Canadian Administrative Agent, as applicable, shall have received a Collateral Report in respect of such accounts or inventory, as applicable, to the extent required by the Administrative Agent; however, upon completion of a Permitted Acquisition, and following receipt by the Administrative Agent or the Canadian Administrative Agent, as applicable, of the required Collateral Report, any acquired accounts or inventory which constitute Eligible Accounts or Eligible Inventory, as applicable, will be included in the Canadian Borrowing Base or the US Borrowing Base, as applicable.

          "PERMITTED CASH APPLICATION" in respect of any US Borrower means the application of cash by such Borrower or by PASUG on behalf of such Borrower (which payments will be treated as an advance by PASUG to such Borrower) to (i) reduce amounts owing by such Borrower to PASUG in respect of prior advances by PASUG to such Borrower as a result of prior Permitted Cash Applications, (ii) make payments for the fair value of goods and services received by or enjoyed by such Borrower in the ordinary course of business, (iii) pay Indebtedness of such Borrower, including such Borrower's allocated portion of Swingline Loans, Revolving Credit Loans and Reimbursement Obligations, (iv) pay to a third party the purchase price of assets to be acquired by such Borrower, (v) pay to a third party the purchase price of Equity of an entity which will become a Credit Party, and (vi) pay any other amount for a general corporate purpose of such Borrower; provided, however, that an application of cash contemplated above shall constitute a "Permitted Cash Application" only to the extent that such application of cash is not in contravention of any of the other terms of this Agreement. Any Permitted Cash Application that is applied to or for the benefit of any Credit Party other than the US Operating Borrower in respect of which the applicable Loan was made shall constitute a US Operating Borrower Advance and shall be subject to all limitations contained in this Agreement relating thereto.

          "PERMITTED HOLDER" means Gerdau S.A. or any of its wholly-owned subsidiaries.

          "PERMITTED LIENS" shall have the meaning assigned in Section 7.3 hereof.

          "PERMITTED NEW AFFILIATE SUBORDINATED DEBT" means Indebtedness incurred by a Credit Party at any time after the Closing Date, provided that (i) the creditor under such Indebtedness is an Affiliate of such Credit Party which is not also a Credit Party, (ii) such Indebtedness is not assignable by the creditor thereunder, except to another Affiliate of such Credit Party, (iii) such Indebtedness is unsecured and, in any bankruptcy, insolvency, liquidation, receivership, winding up or other similar proceeding, is subordinated in right of payment to the prior payment of all Lender Indebtedness, (iv) such

Indebtedness accrues interest at a rate determined in good faith by the Board of Directors (or applicable governing authority) of such Credit Party to be a market rate of interest for such Indebtedness at the time of issuance thereof,
(v) no amount is payable on account of such Indebtedness (whether on account of principal, interest, fees or otherwise) if a Default has occurred and is continuing or if Excess Availability is less than $50,000,000, either before or immediately after giving effect to the payment, (vi) if at the time of the incurrence of such Indebtedness the 144A Indenture remains in effect, such Indebtedness is permitted under the 144A Indenture as in effect on the date hereof without the need to obtain any waivers thereunder, and (vii) such Indebtedness is otherwise on terms and conditions satisfactory to the Administrative Agent, acting reasonably.

          "PERMITTED NEW DEBT" means Indebtedness incurred by a Credit Party at any time after the Closing Date, provided that (i) no material terms applicable to such Indebtedness (including covenants and events of default) are materially less favorable (taken as a whole) to the Credit Parties than the terms that are applicable under the 144A Indenture, (ii) such Indebtedness is unsecured, matures on a date not earlier than six (6) months after the Maturity Date and does not include any amortization payments, (iii) such Indebtedness accrues interest at a rate determined in good faith by the Board of Directors (or applicable governing authority) of such Credit Party to be a market rate of interest for such Indebtedness at the time of issuance thereof, (iv) if at the time of the incurrence of such Indebtedness the 144A Indenture remains in effect, such Indebtedness is permitted under the 144A Indenture as in effect on the date hereof without the need to obtain any waivers thereunder, and (v) such Indebtedness is otherwise on terms and conditions satisfactory to the Administrative Agent, acting reasonably.

          "PERSON" includes any natural person, corporation, company, limited liability company, unlimited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity.

          "PLAN" means any employee pension benefit plan, as defined in Section 3(2) of ERISA (including, but not limited to, an employee pension benefit plan, such as a foreign plan, which is not subject to the provisions of ERISA), which
(a) is currently or hereafter sponsored, maintained or contributed to by any Credit Party or an ERISA Affiliate, or (b) was at any time during the six preceding Fiscal Years sponsored, maintained or contributed to by any Credit Party or an ERISA Affiliate.

          "PPSA" means the Personal Property Security Act (Ontario) as from time to time in effect in the Province of Ontario or where applicable to a specific Credit Party or Collateral, any other relevant province.

          "PRIME RATE" means the rate which Bank of America announces from time to time as its prime rate for Dollar-denominated Loans made in the United States of America, effective as of the date announced as the effective date of any change in such prime rate. Without notice to the Company or any other Person, the Prime Rate shall change automatically from time to time as and in the amount by which such prime rate shall fluctuate. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer.

          "PRO RATA SHARE" means at any time, with respect to any Lender or Risk Participant, as the case may be, a fraction (expressed as a percentage), the numerator of which is the amount of the Voting Commitments of such Lender or Risk Participant, as the case may be, and its Related Affiliate at such time, and the denominator of which is the sum of the amount of all Voting Commitments at such time. If no Commitments are outstanding at such time, "Pro Rata Share" shall mean at any time, with respect to any Lender or Risk Participant, as the case may be, a fraction (expressed as a percentage), the numerator of which is the amount of the Voting Revolving Credit Exposure of such Lender or Risk

Participant, as the case may be, and its Related Affiliate at such time, and the denominator of which is the sum of the amount of all Voting Revolving Credit Exposure at such time.

          "PROJECTIONS" means the consolidated and consolidating projections of the results of operations and financial condition of the Company and its consolidated Subsidiaries for the Fiscal Year ending on December 31, 2005, a copy of which has been provided to the Administrative Agent and the Lenders and is attached hereto as Schedule 1.1(A).

          "PROPERTY" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

          "REAL PROPERTY" means any right, title or interest in and to real property (and to fixtures or improvements thereon), including any fee interest, leasehold interest, easement, or license and any other right to use or occupy real property, including any right arising by contract.

          "REGISTER" shall have the meaning assigned in Section 10.7(c).

          "REGULATION D", "REGULATIONS T, U AND X" means, respectively, Regulation D under the Securities Act of 1933, as amended or modified from time to time, and Regulations T, U and X of the Board of Governors of the Federal Reserve System, as such regulations are from time to time in effect and any successor regulations thereto.

          "REIMBURSEMENT OBLIGATIONS" means, at any date, the obligation of the Canadian Borrowers then outstanding in respect of Canadian Letters of Credit and the obligation of the US Borrowers then outstanding in respect of US Letters of Credit, to reimburse the Administrative Agent or the Canadian Administrative Agent, as applicable, for the account of the Issuing Bank for the amount paid by the Issuing Bank in respect of any drawings under such Letters of Credit.

          "RELATED AFFILIATE" means (a) with respect to any US Revolving Lender or US Risk Participant, such Lender's or Risk Participant's Affiliate, if any, which is a Canadian Revolving Lender or Canadian Risk Participant hereunder, and
(b) with respect to any Canadian Revolving Lender or Canadian Risk Participant, such Lender's or Risk Participant's Affiliate, if any, which is a US Revolving Lender or US Risk Participant hereunder.

          "REQUIRED LENDERS" means Lenders and Risk Participants whose Pro Rata Shares aggregate more than 50%; provided, however, that if any Lender or Risk Participant shall be in breach of any of its obligations hereunder to the Borrowers, any Agent or any Funding Bank, including any breach resulting from its failure to honor its Commitment or Risk Participant Commitment in accordance with the terms of this Agreement, then, for so long as such breach continues, the term "Required Lenders" shall mean Lenders and Risk Participants (excluding each Lender and Risk Participant that is in breach of its obligations under this Agreement) whose Pro Rata Shares aggregate more than 50%.

          "RESPONSIBLE OFFICER" means, with respect to any Person, the chairman of the board, the president, the chief executive officer or the chief operating officer, or any equivalent officer (regardless of his or her title), and, in respect of financial or accounting matters, the chief financial officer, the vice president of finance, the treasurer, the controller, or any equivalent officer (regardless of his or her title). Unless otherwise specified, all references to a Responsible Officer herein means a Responsible Officer of the Company, GUSAP or PASUG and, to the extent that Loans are made directly by the Lender to a US Operating Borrower pursuant to the terms hereof, a Responsible Officer of such US Operating Borrower.

          "REVOLVING CREDIT COMMITMENTS" means collectively, the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments.

          "REVOLVING CREDIT EXPOSURE" means, at any time for each Revolving Lender, the sum of such Lender's US Revolving Credit Exposure and Canadian Revolving Credit Exposure at such time.

          "REVOLVING CREDIT LOAN" means, collectively, the US Revolving Credit Loans and the Canadian Revolving Credit Loans.

          "REVOLVING CREDIT NOTES" means, collectively, the US Revolving Credit Notes and the Canadian Revolving Credit Notes.

          "REVOLVING LENDERS" means, collectively, the US Revolving Lenders and the Canadian Revolving Lenders.

          "RISK PARTICIPANT" means a Canadian Risk Participant or US Risk Participant.

          "RISK PARTICIPANT CERTIFICATION" means the certification by a Risk Participant that such Risk Participant (i) is a "United States person" as that term is defined in Section 7701 of the Code and, for Canadian withholding tax purposes, is eligible in respect of amounts payable to it hereunder for the benefit of the Treaty as a "resident" of the United States (as defined in the Treaty and interpreted under Canadian laws) or (ii) is (a) not a "United States person" as that term is defined in Section 7701 of the Code, (b) all amounts payable to such Risk Participant under this Agreement are effectively connected with the conduct of its trade or business within the United States, and (c) for Canadian withholding tax purposes, such Risk Participant is eligible in respect of amounts payable to it under this Agreement for the benefit of the Canada-France Income Tax Convention or the Canada-Spain Income Tax Convention as a "resident" of France or Spain, as the case may be (in either case as defined in the relevant convention), and interpreted under Canadian laws.

          "RISK PARTICIPANT COMMITMENT" means, in the case of any Canadian Risk Participant, the Canadian Risk Participant Commitment of such Canadian Risk Participant, and, in the case of any US Risk Participant, the US Risk Participant Commitment of such US Risk Participant.

          "SECURED AFFILIATE" means any Affiliate of any Lender or Risk Participant that has entered into a Swap Agreement with any Credit Party.

          "SECURED PARTIES" means each Agent, Lender, Risk Participant, Issuing Bank, Secured Affiliate and Cash Management Affiliate.

          "SECURITIES PLEDGE AGREEMENT CONFIRMATIONS" means the Canadian Securities Pledge Agreement Confirmation and the US Securities Pledge Agreement Confirmation.

          "SECURITIES PLEDGE AGREEMENTS" means the Canadian Securities Pledge Agreement and the US Securities Pledge Agreement.

          "SECURITY AGREEMENT CONFIRMATIONS" means the Canadian Security Agreement Confirmation and the US Security Agreement Confirmation.

          "SECURITY AGREEMENTS" means the Canadian Security Agreement and the US Security Agreement.

          "SECURITY INSTRUMENTS" means any and all agreements or instruments now or hereafter executed and delivered by any Credit Party or any other Person as security for the payment or performance of the Lender Indebtedness or the Canadian Lender Indebtedness, as any of the foregoing may be amended, modified or supplemented and includes, without limitation, the Guarantees, the Security Agreements and the Securities Pledge Agreements.

          "SOLVENT" means with respect to any Person on a particular date, the condition that, on such date, (a) the fair value of the property of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liabilities of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature, and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person's property would constitute an unreasonably small amount of capital.

          "SPOT EXCHANGE RATE" means, on any day, the spot rate at which Dollars are offered on such day by Bank of America - Canada Branch in Toronto, Ontario, Canada for C$ at the opening of business on such day (Toronto Time) or at such other time as the Administrative Agent or Canadian Administrative Agent may deem appropriate in accordance with its customary practices.

          "STANDBY LETTER OF CREDIT" means a letter of credit that (a) is used in lieu or in support of performance guarantees or performance, surety or other similar bonds (but expressly excluding stay and appeal bonds) arising in the ordinary course of business, (b) is used in lieu or in support of stay or appeal bonds, (c) supports the payment of insurance premiums for reasonably necessary casualty insurance carried by any of the Borrowers, or (d) supports payment or performance for identified purchases or exchanges of products or services in the ordinary course of business.

          "SUBSIDIARY" means, with respect to any Person (the "parent") at any date, any corporation, limited liability company, unlimited liability company, partnership, limited partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, unlimited liability company, partnership, limited partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

          "SUBSIDIARY" means a subsidiary of the Company.

          "SWAP AGREEMENT" means any interest rate, currency or commodity swap, cap, floor, collar, forward agreement, futures contract or other protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in interest rates, currency exchange rates or commodity prices.

          "SWAP RESERVES" means, an amount (reflected in Dollars), calculated as of the last day of each month and separately for the US Borrowers and the Canadian Borrowers, equal to such Borrowers' liability under the Swap Agreements to which such Borrowers are a party and any mark to market exposure of the Lenders, Risk Participants or Secured Affiliates with respect to such Swap Agreements.

          "SWINGLINE LOANS" means, collectively, the Canadian Swingline Loans and the US Swingline Loans.

          "TAXES" means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers' compensation premiums, together with any installments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not.

          "TORONTO TIME" means the time of day in Toronto, Ontario, Canada.

          "TRANSACTIONS" means the transactions provided for in and contemplated by this Agreement and the other Financing Documents.

          "TREATY" means the Canada-United States Income Tax Convention, as amended.

          "TYPE" of Loan means an ABR Loan, a LIBOR Loan, a Canadian Prime Loan, or a B/A Loan and shall also refer to a C$ Denominated Loan or a Dollar Denominated Loan.

          "UCC" means the Uniform Commercial Code as from time to time in effect in the State of New York or, where applicable to a specific Credit Party or Collateral, any other relevant state.

          "US AGENT ADVANCE" means each Agent Advance made to or with respect to a US Borrower hereunder.

          "US BASE RATE" means the rate of interest for Dollar denominated loans publicly announced by Bank of America - Canada Branch from time to time as its US Base Rate in effect at its principal office in Toronto, Ontario, Canada for commercial loans made in Canada.

          "US BLOCKED ACCOUNT" means a Blocked Account established by the US Borrowers with a US Lockbox Bank.

          "US BORROWERS" shall have the meaning set forth in the initial paragraph hereof.

          "US BORROWING BASE" means, only with respect to a US Operating Borrower, the amount equal to the sum of:

          (1) the Eligible Account Advance Percentage of such US Operating Borrower's Eligible Accounts, plus

          (2) the lesser of (i) the Eligible Inventory Advance Percentage of such US Operating Borrower's Eligible Inventory, or (ii) 85% of the appraised net recovery value of such US Operating Borrower's Eligible Inventory, determined by reference to the net recovery percentages determined by the Current Appraisal, plus

          (3) the amount, if any, of the Canadian Availability which GUSAP or a US Operating Borrower has elected to include in the US Borrowing Base of a US Operating Borrower pursuant to Section 2.2(a).

The US Borrowing Base in effect under this Agreement at any time for any US Operating Borrower shall be the US Borrowing Base for such US Operating Borrower reflected on the most recent US Borrowing Base Report delivered to the Administrative Agent and the Canadian Administrative Agent pursuant to Section 6.10(g) hereof subject to (a) immediate adjustment by the Administrative Agent or the Canadian Administrative Agent, to the extent that the calculation of any components thereof is not in accordance with this Agreement, and (b) immediate adjustment as a result of any changes in eligibility standards required by the Administrative Agent, acting reasonably.

          "US CREDIT PARTY" means the US Borrowers and any other Credit Party which is organized or formed under the laws of any state of the United States or any state thereof.

          "US EXCESS AVAILABILITY" means, as of any date, (a) the lesser of (i) the US Borrowing Base as of such date, minus, without duplication, the Availability Reserves with respect to the US Borrowing Base as of such date, or
(ii) the aggregate US Revolving Credit Commitments as of such date, minus (b) the aggregate outstanding balance of the US Lender Indebtedness as of such date and the aggregate face amount of undrawn US Letters of Credit as of such date. In calculating US Excess Availability, a deduction shall be made therefrom in an amount equal to the sum of all debts and obligations of the US Borrowers that are past due plus the outstanding amount of accounts payable of the US Borrowers that have not been handled in the normal course of the US Borrowers' business consistent with their past practices.

          "US FUNDING BANK" means the reference to Bank of America - Canada Branch and its successors and assigns acting as the US Funding Bank hereunder pursuant to Section 2.8(b).

          "US GUARANTY" means that certain Amended and Restated US Guaranty dated as of the date hereof and executed by each Credit Party in favor of the Administrative Agent, as amended, modified, renewed, supplemented or restated from time to time.

          "US LENDER" means a US Revolving Lender or a US Swingline Lender.

          "US LENDER INDEBTEDNESS" means, without duplication, (a) any and all amounts owing or to be owing by any US Credit Party to the Agents, the Issuing Banks or any Lender with respect to or in connection with the US Loans, any US Letter of Credit Liabilities, the US Revolving Credit Notes, this Agreement (including Section 2.25) or any other Financing Document (including the US Guaranty), (b) any and all amounts owing or to be owing by any US Credit Party to any Risk Participant pursuant to Section 2.21 or 10.4, and (c) as to Swap Agreements with any Lender, Risk Participant or any Secured Affiliate or Cash Management Agreements with any Lender, Risk Participant or any Cash Management Affiliate, any and all amounts owing or to be owing by any US Credit Party thereunder to any Lender, Risk Participant or any Secured Affiliate or Cash Management Affiliate, as applicable.

          "US LETTER OF CREDIT" and "US LETTERS OF CREDIT" shall have the meanings assigned to such terms in Section 2.3(a).

          "US LETTER OF CREDIT LIABILITIES" means, at any time and in respect of any US Letter of Credit, the sum of (a) the amount available for drawings under such US Letter of Credit as of the date of determination, plus (b) the aggregate unpaid amount of all Reimbursement Obligations due and payable as of the date of determination in respect of previous drawings made under such US Letter of Credit, and shall include any obligations relating to any letter of credit guarantee or credit support provided by the Administrative Agent pursuant to
Section 2.3(e).

          "US LOANS" means the US Revolving Credit Loans, the US Swingline Loans and the US Agent Advances.

          "US LOCKBOX" means any lockbox to be established and operated pursuant to Section 4.3 hereof and a US Lockbox Agreement.

          "US LOCKBOX BANK" means any financial institution designated by the US Borrowers or the Administrative Agent to act as the US Lockbox Bank and consented to in writing by the US Borrowers and the Administrative Agent (which consents shall not be unreasonably withheld, provided, however that the consent of the US Borrowers shall not be required if a Default has occurred and is continuing) and which has entered into a US Lockbox Agreement.

          "US LOCKBOX AGREEMENT" means an agreement between one or more US Borrowers and a US Lockbox Bank governing a US Lockbox.

          "US MAXIMUM AVAILABLE AMOUNT" means, at any date, an amount equal to the lesser of (a) the aggregate US Revolving Credit Commitments as of such date, and (b) the remainder of (i) the aggregate US Borrowing Base as of such date, minus (ii) the sum of (A) the Availability Reserves with respect to the aggregate US Borrowing Base as of such date, plus (B) the portion of the Swap Reserves and the Cash Management Reserves applicable to the US Borrowers as of the last day of the month for which the US Borrowing Base is being calculated.

          "US OPERATING BORROWERS" means, collectively, Ameristeel US, Perth Amboy, Sayreville, Lake Ontario, Porter Bros. and MFT, and "US OPERATING BORROWER" means any such US Borrower.

          "US OPERATING BORROWER ADVANCE" means (a) a loan or other advance made by any US Operating Borrower to any other Credit Party (other than PASUG, GUSAP or NSULC), and shall expressly include the application of proceeds from collections of accounts or advances owing to such US Operating Borrower, or the retention of such proceeds by such other Credit Party, in the name of or to or for the account of any Person other than the applicable US Operating Borrower; or (b) a loan or other advance by PASUG to any other Credit Party (other than GUSAP or NSULC) that is made out of proceeds from collections of accounts owing to a US Operating Borrower, or that is made out of the proceeds of US Loans allocated to any other US Operating Borrower.

          "US OPERATING BORROWER NET ADVANCE AMOUNT" means, at any time and without duplication:

          (a) for any Credit Party other than a US Operating Borrower or PASUG, the amount, if positive, of all US Operating Borrower Advances owing by such Credit Party at such time;

          (b) for PASUG only, the outstanding amount, if positive, of all funds held by PASUG at such time, including any funds that have been invested by PASUG in its own name, which constitute proceeds from collections of accounts, or from advances owing by any Person to any Credit Party other than PASUG (which give rise to an inter-company payable to such other Credit Party) or the retention of any proceeds from US Loans, but excluding
     (i) any amounts that are received by PASUG and are to be promptly applied towards the payment of principal, interest or fees in respect of Revolving Credit Loans or the 144A Notes, including applications in the form of dividends and return of capital to NSULC, and (ii) any amounts on deposit in the PASUG Operating Account; and

          (c) for any US Operating Borrower and at any time, the amount, if positive, by which (i) the amount equal to (x) the aggregate amount of all US Operating Borrower Advances owing by such US Operating Borrower at such time, plus (y) the aggregate outstanding amount of all US Loans that have been made in respect to such US Operating Borrower at such time, minus (z) the amount of US Operating Borrower Advances made by such US Operating Borrower; exceeds (ii) the amount equal to (x) the US Borrowing Base for such US Operating Borrower then in effect, minus (y) the aggregate amount of all US Letter of Credit Liabilities relating to such US Operating Borrower at such time, minus (z) any Availability Reserves, Swap Reserves, and Cash Management Reserves relating to such US Operating Borrower. At any time that the US Operating Borrower Net Advance Amount for any US Operating Borrower is less than zero, such amount shall be deemed to be zero.

          "US PARTICIPATION SETTLEMENT DATE" means the date specified by the US Funding Bank by written notice to each US Risk Participant, the Agents and the US Borrowers, following the occurrence and continuance of a US Participation Triggering Event, as the date on which the US Funding Bank will assign to each US Risk Participant, and each US Risk Participant will assume and purchase, the Assigned US Interests applicable to such US Risk Participant in accordance with
Section 2.8(a)(ii), such notice to be delivered no later than 2:00 p.m. (Atlanta
Time) on the Business Day immediately preceding the US Participation Settlement Date.

          "US PARTICIPATION TRIGGERING EVENT" means the occurrence of a GUSAP Termination Event or an Event of Default.

          "US PRO RATA SHARE" means at any time, with respect to any US Revolving Lender or US Risk Participant, as the case may be, a fraction (expressed as a percentage), the numerator of which is the amount of the Voting Commitment of such US Revolving Lender or US Risk Participant, as the case may be, and the denominator of which is the sum of the amount of all US Revolving Credit Commitments at such time.

          "US PURCHASE AMOUNT" shall have the meaning assigned to such term in
Section 2.8(b)(ii).

          "US REVOLVING CREDIT COMMITMENT" shall have the meaning assigned to such term in Section 2.1(c).

          "US REVOLVING CREDIT EXPOSURE" means, at any time and as to each US Revolving Lender, the sum of (a) the aggregate principal amount of US Revolving Credit Loans made by such US Revolving Lender outstanding as of such date, plus
(b) other than for purposes of Section 2.1(c) and 2.11(a) hereof, unless the Administrative Agent or the Required Lenders otherwise direct, the accrued and unpaid interest on US Revolving Credit Loans made by such US Revolving Lender outstanding as of such date, plus (c) such US Revolving Lender's US Revolving Credit Percentage of the aggregate amount of all US Letter of Credit Liabilities as of such date, plus (d) such US Revolving Lender's US Revolving Credit Percentage of the US Swingline Exposure as of such date, plus (e) such US Revolving Lender's US Revolving Credit Percentage of the aggregate principal amount of the US Agent Advances as of such date.

          "US REVOLVING CREDIT LOAN" shall have the meaning provided in Section 2.1(a).

          "US REVOLVING CREDIT LOAN COMMITMENT FEE" has the meaning specified in
Section 2.8(b)(vii).

          "US REVOLVING CREDIT NOTE" means a promissory note of the US Borrowers described in Section 2.5(a) payable to any US Revolving Lender and being substantially in the form of Exhibit F, evidencing the aggregate joint and several Indebtedness of the US Borrowers to such US Revolving Lender resulting from US Revolving Credit Loans made by such US Revolving Lender.

          "US REVOLVING CREDIT PERCENTAGE" means, as to any US Revolving Lender, the percentage of the aggregate US Revolving Credit Commitments constituted by its US Revolving Credit Commitment (or, if the US Revolving Credit Commitments have terminated or expired, the percentage which such US Revolving Lender's Revolving Credit Exposure at such time constitutes of the Aggregate US Revolving Credit Exposure at such time).

          "US REVOLVING LENDER" means a Lender (including the US Funding Bank) with a US Revolving Credit Commitment.

          "US RISK PARTICIPANT" means each Person that is a party hereto as a "US Risk Participant" in accordance with Section 2.8(b) or hereafter becomes a party hereto as a "US Risk Participant" in accordance with Section 10.7.

          "US RISK PARTICIPANT COMMITMENT" means, in the case of any US Risk Participant, the commitment of such US Risk Participant to participate in the risk of US Revolving Credit Loans made by the US Funding Bank in accordance with the terms of Section 2.8(b) in the amount set forth opposite such US Risk Participant's name on Annex I under the caption "US Risk Participant Commitment" (as the same may be increased pursuant to Section 2.1(h), adjusted pursuant to Section 2.10(a), or otherwise from time to time modified pursuant to Section 10.7).

          "US RISK PARTICIPANT REVOLVING CREDIT EXPOSURE" means, at any time and as to each US Risk Participant, the amount of the US Revolving Credit Exposure of the US Funding Bank the risk of which is allocable to such US Risk Participant pursuant to its US Risk Participation.

          "US RISK PARTICIPATION" has the meaning specified in Section
2.8(b)(i).

          "US RISK PARTICIPATION FEE" has the meaning specified in Section 2.8(b)(vi).

          "US SECURITIES PLEDGE AGREEMENT" means that certain US Securities Pledge Agreement dated as of the Initial Closing Date and executed by each US Credit Party in favor of the Administrative Agent providing for and constituting a first-priority Lien in favor of the Administrative Agent on the Collateral described therein, as supplemented and renewed by the US Securities Pledge Agreement Confirmation, and as further amended, modified, renewed, supplemented or restated from time to time.

          "US SECURITIES PLEDGE AGREEMENT CONFIRMATION" means that certain Confirmation and Affirmation of US Securities Pledge Agreement dated as of the date hereof and executed by each US Credit Party in favor of the Administrative Agent, whereby, among other things, each US Credit Party confirms and affirms the grant by each US Credit Party of a first-priority Lien in favor of the Administrative Agent on the Collateral described in the US Securities Pledge Agreement as security for all of the Lender Indebtedness.

          "US SECURITY AGREEMENT" means that certain US Security Agreement dated as of the Initial Closing Date and executed by each US Credit Party in favor of the Administrative Agent providing for and constituting a first-priority Lien in favor of the Administrative Agent on the Collateral described therein, as supplemented and renewed by the US Security Agreement Confirmation, and as further amended, modified, renewed, supplemented or restated from time to time.

          "US SECURITY AGREEMENT CONFIRMATION" means that certain Confirmation and Affirmation of US Security Agreement dated as of the date hereof and executed by each US Credit Party in favor of the Administrative Agent, whereby, among other things, each US Credit Party confirms and affirms the grant by each US Credit Party of a first-priority Lien in favor of the Administrative Agent on the Collateral described in the US Security Agreement as security for all of the Lender Indebtedness.

          "US SWINGLINE AVAILABILITY" means, on any date, an amount equal to the remainder of (a) the US Swingline Commitment, minus (b) the US Swingline Exposure on such date.

          "US SWINGLINE COMMITMENT" shall have the meaning assigned to such term in Section 2.1(e).

          "US SWINGLINE EXPOSURE" means, at any time, the aggregate principal amount of all US Swingline Loans made to PASUG (and to the US Operating Borrowers if US Swingline Loans have been made by the US Swingline Lender directly to one or more US Operating Borrowers pursuant to the terms hereof) outstanding at such time.

          "US SWINGLINE LENDER" means Bank of America - Canada Branch, in its capacity as lender of US Swingline Loans hereunder.

          "US SWINGLINE LOANS" shall have the meaning assigned to such term in
Section 2.1(a).

          "USA PATRIOT ACT" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. No. 107-56, 115 Stat. 272 (2001).

          "VOTING COMMITMENT" means, at any time, (a) in the case of any Canadian Revolving Lender (other than the Canadian Funding Bank), the Canadian Revolving Credit Commitment of such Canadian Revolving Lender at such time, (b) in the case of the Canadian Funding Bank, the Canadian Revolving Credit Commitment of the Canadian Funding Bank at such time minus the sum of all Canadian Risk Participant Commitments at such time, (c) in the case of any US Revolving Lender (other than the US Funding Bank), the US Revolving Credit Commitment of such US Revolving Lender at such time, (d) in the case of the US Funding Bank, the US Revolving Credit Commitment of the US Funding Bank at such time minus the sum of all US Risk Participant Commitments at such time, (e) in the case of any Canadian Risk Participant, the Canadian Risk Participant Commitment of such Canadian Risk Participant at such time, and (f) in the case of any US Risk Participant, the US Risk Participant Commitment of such US Risk Participant at such time.

          "VOTING REVOLVING CREDIT EXPOSURE" means, at any time, (a) in the case of any Canadian Revolving Lender (other than the Canadian Funding Bank), the Canadian Revolving Credit Exposure of such Canadian Revolving Lender at such time, (b) in the case of the Canadian Funding Bank, the Canadian Revolving Credit Exposure of the Canadian Funding Bank at such time minus the sum of all Canadian Risk Participant Revolving Credit Exposure at such time, (c) in the case of any US Revolving Lender (other than the US Funding Bank), the US Revolving Credit Exposure of such US Revolving Lender at such time, (d) in the case of the US Funding Bank, the US Revolving Credit Exposure of the US Funding Bank at such time minus the sum of all US Risk Participant Revolving Credit Exposure at such time, (e) in the case of any Canadian Risk Participant, the Canadian Risk Participant Revolving Credit Exposure of such Canadian Risk Participant at such time, and (f) in the case of any US Risk Participant, the US Risk Participant Revolving Credit Exposure of such US Risk Participant at such time.

          "VOTING STOCK" of any Person means Equity of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

     SECTION 1.2 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". The word "or" is disjunctive; the word "and" is conjunctive. The word "shall" is mandatory; the word "may" is permissive. The words "to the knowledge of" means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by the Person (or, in the case or a Person other than a natural Person, known by any Responsible Officer of that Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by the Person (or, in the case of a Person other than a natural Person, would have been known by such Responsible Officer of that Person). Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein),
(b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person's successors and permitted assigns, (d) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (f) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. All references to time will be to Eastern Time unless otherwise expressed herein. Any reference to a specific bank account shall include any replacement, substitution or redesignation of such bank account provided that (x) the Administrative Agent and the Canadian Administrative Agent are provided with prior written notice of such replacement, substitution or redesignation, (y) the Canadian Administrative Agent and the Administrative Agent provide their written consent to such replacement, substitution or redesignation to the applicable Credit Party (such consent not to be unreasonably withheld) and (z) the Canadian Administrative Agent and the Administrative Agent are satisfied, acting reasonably, that the replacement, substituted or redesignated bank account is or will be subject to a validly perfected first-priority Lien in favor of the Canadian Administrative Agent and/or the Administrative Agent. Any reference herein to a security interest shall be construed to include a hypothec.

     SECTION 1.3 ACCOUNTING TERMS; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP. All calculations for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the date of this Agreement and used in the preparation of the financial statements of the Borrowers referred to in Section 5.6. Any financial ratios required to be maintained by the Borrowers pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed in this Agreement and rounding the result up or down to the nearest number (with a round-up if there is no nearest number) to the number of places by which such ratio is expressed in this Agreement.

                                    ARTICLE 2
                            AMOUNT AND TERMS OF LOANS

     SECTION 2.1 LOANS AND COMMITMENTS.

     (a) LOANS. Subject to the terms and conditions and relying on the representations and warranties contained herein, (A) on any Business Day from and after the Closing Date, but prior to the Maturity Date, each US Revolving Lender severally, but not jointly, agrees to make revolving credit loans in Dollars (each a "US REVOLVING CREDIT LOAN") to GUSAP or PASUG (or directly to the US Operating Borrowers in accordance with the terms hereof during any Non-GUSAP Funding Period), (B) on any Business Day from and after the Closing Date, but prior to the Maturity Date, each Canadian Revolving Lender severally, but not jointly, agrees to make revolving credit loans in either Dollars or C$ (each a "CANADIAN REVOLVING CREDIT LOAN") to the Canadian Borrowers, (C) on any Business Day from and after the Closing Date, but prior to the Maturity Date, the US Swingline Lender agrees to make revolving swingline loans in Dollars (each a "US SWINGLINE LOAN") to PASUG for and on behalf of the US Operating Borrowers (or directly to a US Operating Borrower in accordance with the terms hereof), and (D) on any Business Day from and after the Closing Date, but prior to the Maturity Date, the Canadian Swingline Lender agrees to make revolving swingline loans in Dollars or C$ (each a "CANADIAN SWINGLINE LOAN") to the Canadian Borrowers.

     (b) TYPES OF LOANS. (1) The Dollar Denominated Loans made pursuant hereto shall, at the option of the US Borrowers or the Canadian Borrowers, as applicable, be either ABR Loans or LIBOR Loans and may be continued or converted pursuant to Section 2.12, (2) the C$ Denominated Loans made pursuant hereto shall, at the option of the Canadian Borrowers, be either Canadian Prime Loans or B/A Loans and may be continued or converted pursuant to Section 2.12, (3) the US Swingline Loans made pursuant hereto shall be ABR Loans, (4) the Dollar Denominated Canadian Swingline Loans made pursuant hereto shall be ABR Loans, and (5) the C$ Denominated Canadian Swingline Loans made pursuant hereto shall be Canadian Prime Loans; provided, that, except as otherwise specifically provided herein, all Loans made pursuant to the same Borrowing shall be of the same Type.

     (c) US REVOLVING CREDIT COMMITMENTS. Each US Revolving Lender's US Revolving Credit Exposure shall not exceed at any one time the amount set forth opposite such US Revolving Lender's name on Annex I under the caption "US Revolving Credit Commitment" (as the same may be increased pursuant to Section 2.1(h), adjusted pursuant to Section 2.10(a), or otherwise from time to time modified pursuant to Section 10.7, its "US REVOLVING CREDIT COMMITMENT," and collectively for all US Revolving Lenders, the "US REVOLVING CREDIT COMMITMENTS"; the term "US Revolving Credit Commitments" includes the obligations of each US Revolving Lender to purchase participations in the US Swingline Loans pursuant to Section 2.26 hereof and in US Agent Advances pursuant to Section 2.28(b)); provided, however, that the Aggregate US Revolving Credit Exposure at any one time outstanding shall not exceed the US Maximum Available Amount in effect at such time, except that US Agent Advances may result in the Aggregate US Revolving Credit Exposure exceeding the amount contemplated in clause (b) of the definition of "US MAXIMUM AVAILABLE AMOUNT" so long as the Aggregate US Revolving Credit Exposure shall not exceed the amount contemplated in clause (a) of the definition of "US MAXIMUM AVAILABLE AMOUNT". Within the foregoing limits and subject to Section 2.2(a) and the conditions set forth in Article 3, the US Borrowers may obtain Borrowings of US Revolving Credit Loans, repay or prepay such US Revolving Credit Loans, and reborrow such US Revolving Credit Loans.

     (d) CANADIAN REVOLVING CREDIT COMMITMENTS. The Dollar Equivalent of each Canadian Revolving Lender's Canadian Revolving Credit Exposure shall not exceed at any one time the amount set forth opposite such Canadian Revolving Lender's name on Annex I under the caption "Canadian

Revolving Credit Commitment" (as the same may be increased pursuant to Section 2.1(h), adjusted pursuant to Section 2.10(a), or otherwise from time to time modified pursuant to Section 10.7, its "CANADIAN REVOLVING CREDIT COMMITMENT," and collectively for all Canadian Revolving Lenders, the "CANADIAN REVOLVING CREDIT COMMITMENTS"; the term "Canadian Revolving Credit Commitments" includes the obligations of the Canadian Revolving Lenders to purchase participations in the Canadian Swingline Loans pursuant to Section 2.27 hereof and in Canadian Agent Advances pursuant to Section 2.28(c)); provided, however, that the Dollar Equivalent of the Aggregate Canadian Revolving Credit Exposure at any one time outstanding shall not exceed the Canadian Maximum Available Amount in effect at such time, except that Canadian Agent Advances may result in the Aggregate Canadian Revolving Credit Exposure exceeding the amount contemplated in clause
(b) of the definition of "CANADIAN MAXIMUM AVAILABLE AMOUNT" so long as the Aggregate Canadian Revolving Credit Exposure shall not exceed the amount contemplated in clause (a) of the definition of "CANADIAN MAXIMUM AVAILABLE AMOUNT". Within the foregoing limits and subject to the conditions set forth in
Article 3, the Canadian Borrowers may obtain Borrowings of Canadian Revolving Credit Loans, repay or prepay such Canadian Revolving Credit Loans, and reborrow such Canadian Revolving Credit Loans.

     (e) US SWINGLINE LOANS. The US Swingline Lender's US Swingline Exposure shall not exceed at any one time the amount set forth opposite the US Swingline Lender's name on Annex I under the caption "US Swingline Loan Commitment" (as the same may be adjusted pursuant to Section 2.10(b)) (the "US SWINGLINE COMMITMENT"); provided, however, the Aggregate US Revolving Credit Exposure at any one time outstanding shall not exceed the US Maximum Available Amount in effect at such time. Within the foregoing limits set forth herein, PASUG (or the US Operating Borrowers in accordance with the terms hereof) may obtain Borrowings of US Swingline Loans, repay or prepay such US Swingline Loans, and reborrow such US Swingline Loans.

     (f) CANADIAN SWINGLINE LOANS. The Canadian Swingline Lender's Canadian Swingline Exposure shall not exceed at any one time the amount set forth opposite the Canadian Swingline Lender's name on Annex I under the caption "Canadian Swingline Loan Commitment" (as the same may be adjusted pursuant to Section 2.10(b)) (the "CANADIAN SWINGLINE COMMITMENT"); provided, however, the Aggregate Canadian Revolving Credit Exposure at any one time outstanding shall not exceed the Canadian Maximum Available Amount in effect at such time. Within the foregoing limits set forth herein, the Canadian Borrowers may obtain Borrowings of Canadian Swingline Loans, repay or prepay such Canadian Swingline Loans, and reborrow such Canadian Swingline Loans.

     (g) AMOUNTS OF BORROWINGS, ETC. The aggregate principal amount of each Borrowing from all Lenders (1) of LIBOR Loans shall be in a minimum amount of $5,000,000 and in an integral multiple of $1,000,000, (2) of US Revolving Credit Loans which are ABR Loans shall be in a minimum amount of $1,000,000 and in an integral multiple of $100,000, (3) of Canadian Revolving Credit Loans which are ABR Loans shall be in a minimum amount of $1,000,000 and in an integral multiple of $100,000, (4) of Canadian Prime Loans shall be in a minimum amount of C$1,000,000 and in an integral multiple of C$100,000, (5) of B/A Loans shall be in a minimum aggregate amount of C$5,000,000 and in an integral multiple of C$1,000,000, (6) of US Swingline Loans shall be in any amount, and (7) of Canadian Swingline Loans shall be in any amount. Borrowings of more than one Type of Loan may be outstanding at the same time; provided, however, that the Borrowers shall not be entitled to request any Borrowing that, if made, would result in an aggregate of more than ten separate Borrowings of LIBOR Loans (of which no more than seven separate Borrowings of LIBOR Loans may be made under the Canadian Revolving Commitment or the US Revolving Commitment) or more than four B/A Loans being outstanding at any one time. For purposes of the foregoing, Borrowings having different Interest Periods, regardless of whether they commence on the same date, shall be considered separate Borrowings.

     (h) COMMITMENT INCREASES.

          (i) Subject to the terms and conditions hereof, at any time after the Closing Date and up to the Maturity Date, provided that no Default has occurred and is continuing, the Borrowers may request that the Lenders increase the Commitments by an aggregate amount of up to $300,000,000 (each such commitment increase, a "COMMITMENT INCREASE") by notifying the Administrative Agent, the Canadian Administrative Agent, each Lender and each Risk Participant of the amount of the proposed Commitment Increase and the allocation of such Commitment Increase between the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments (the "COMMITMENT INCREASE NOTICE"). Notwithstanding anything in this Agreement, no Commitment Increase shall require the approval of any Lender (or Risk Participant) other than any Lender providing all or part of the Commitment Increase (and any Risk Participant acquiring an Applicable Risk Participation in all or part of a Funding Bank's increase in its Commitment), no Lender shall be required to provide all or part of any Commitment Increase unless it agrees to do so in its sole discretion, no Commitment Increase shall be in an amount less than $75,000,000, and the aggregate amount of all Commitment Increases shall not exceed $300,000,000.

          (ii) Any Commitment Increase shall be offered by the Borrowers to the Lenders pro rata in accordance with the Applicable Percentages of the Lenders on the date that the Commitment Increase is requested. The Lenders shall have 15 Business Days to respond to any request for a Commitment Increase (by notice to the Borrowers and the Administrative Agent) and may elect to accept all, a portion or none of their respective Applicable Percentages of the proposed Commitment Increase. Any Lender which fails to respond to a request for a Commitment Increase by the end of such 15 Business Day period (the "COMMITMENT INCREASE ACCEPTANCE DEADLINE") will be deemed to have declined the request for its Applicable Percentage of the requested Commitment Increase. If any portion of a requested Commitment Increase is not provided by the Lenders, then the Borrowers may request that one or more Persons acceptable to the Administrative Agent and the Canadian Administrative Agent provide such Commitment Increase. In any such case, the Person providing such portion of the requested Commitment Increase shall execute and deliver to the Administrative Agent, the Canadian Administrative Agent and the Borrowers all such documentation as may be reasonably required by the Administrative Agent and the Canadian Administrative Agent to evidence such Commitment Increase (including the fact that such Person shall have become a Lender under this Agreement). Upon the addition of any Lender hereunder, or the increase in the Commitment of any Lender, the Commitments set forth on Annex I shall be amended by the Administrative Agent to reflect each such addition and increase. Any Person added as a new Lender pursuant to this Section 2.1(h) shall be required to have a Combined Revolving Credit Commitment of not less than $10,000,000.

          (iii) If any requested Commitment Increase is agreed to in accordance with this Section 2.1(h), the Administrative Agent and the Borrowers shall determine the effective date of such Commitment Increase (the "COMMITMENT INCREASE EFFECTIVE DATE"). The Administrative Agent, with the consent and approval of the Borrowers, shall promptly confirm in writing to the Lenders the final allocation of such Commitment Increase and the Commitment Increase Effective Date. Each new Lender, and each existing Lender that has increased its Commitment, shall purchase Revolving Credit Loans and participations in outstanding Letters of Credit from each other Lender in an amount such that, after such purchase or purchases, the amount of outstanding Revolving Credit Loans and outstanding Letter of Credit participations of each Lender shall equal such Lender's Applicable Percentage of the Commitments, as modified to give effect to such Commitment Increase, multiplied by the aggregate amount of outstanding

     Revolving Credit Loans and Letter of Credit participations of all Lenders. The Borrowers shall prepay any Revolving Credit Loans which are LIBOR Loans or B/A Loans and which are outstanding on the Commitment Increase Effective Date (and pay any and all costs and other required payments in connection with such prepayment pursuant to Section 2.19 hereof) to the extent necessary to keep the outstanding Revolving Credit Loans and Letters of Credit ratable with any revised Applicable Percentages of the Commitments arising from any non-ratable increase in the Commitments.

          (iv) As a condition precedent to the effectiveness of any such Commitment Increase, the Borrowers shall deliver to the Administrative Agent a certificate dated as of the Commitment Increase Effective Date (in sufficient copies for each Lender and Risk Participant) signed by a Responsible Officer of the Company, including a certification that, before and after giving effect to such Commitment Increase, the representations and warranties contained in Article 5 hereof are true and correct in all material respects on and as of the Commitment Increase Effective Date (except to the extent any such representation or warranty is stated to relate solely to an earlier date) and no Default has occurred and is continuing.

          (v) If any Applicable Risk Participation exists on the date of any Commitment Increase Notice, (A) the Canadian Funding Bank shall be deemed to have offered to each Canadian Risk Participant the right to increase its Canadian Risk Participation by an amount equal to its Pro Rata Share of the portion of such Commitment Increase to be allocated to the Canadian Revolving Credit Commitments, and (B) the US Funding Bank shall be deemed to have offered to each US Risk Participant the right to increase its US Risk Participation by an amount equal to its Pro Rata Share of the portion of such Commitment Increase to be allocated to the US Revolving Credit Commitments. Each Risk Participant shall have until the Commitment Increase Acceptance Deadline to respond to any such deemed offer of the right to increase its Applicable Risk Participation (by notice to the Borrowers, the Administrative Agent and each Funding Bank) and may elect to accept all, a portion or none of its Pro Rata Share of the proposed Commitment Increase to be allocated to the Canadian Revolving Credit Commitments or US Revolving Credit Commitments, as applicable. Any Risk Participant which fails to respond to a deemed offer of the right to increase its Applicable Risk Participation by the Commitment Increase Acceptance Deadline will be deemed to have declined the offer of the right to increase its Applicable Risk Participation. To the extent any Risk Participant accepts such offer of the right to increase its Applicable Risk Participation, such acceptance shall be irrevocable, the amount of the increase accepted in its Applicable Risk Participation shall be referred to hereafter as the "Participation Increase Amount", the Applicable Funding Bank shall be deemed to have timely accepted the request by the Borrowers for an increase in the Applicable Commitment of the Applicable Funding Bank in an amount equal to the Participation Increase Amount, and the Applicable Risk Participation and Applicable Risk Participation Commitment of such Risk Participant shall be increased on the Commitment Increase Effective Date in an amount equal to the Participation Increase Amount.

          (vi) Notwithstanding anything herein to the contrary, no Commitment Increase may be effectuated unless, after giving effect to any Commitment Increase, the Canadian Pro Rata Share of each Canadian Revolving Lender or Canadian Risk Participant, as applicable, is equal to the US Pro Rata Share of such Person or its Related Affiliate.

     SECTION 2.2 BORROWING REQUESTS.

     (a) US REVOLVING CREDIT BORROWING REQUESTS.

          (1) Whenever a US Borrower desires to make a Borrowing of US Revolving Credit Loans hereunder, GUSAP or PASUG, as applicable (or, during any Non-GUSAP Funding Period, the requesting US Operating Borrower) shall give Advance Notice to the Administrative Agent in the form of a Borrowing Request, specifying, subject to the provisions hereof, (i) the aggregate principal amount of the US Revolving Credit Loans to be made pursuant to such Borrowing, (ii) the date of Borrowing (which shall be a Business Day),
     (iii) whether the Dollar Denominated Loans being made pursuant to such Borrowing are to be ABR Loans or LIBOR Loans, and (iv) in the case of LIBOR Loans, the Interest Period to be applicable thereto. During any GUSAP Funding Period, all US Revolving Credit Loans are to be made to GUSAP or PASUG, as applicable, for application in accordance with Section 2.4(b).

          (2) The US Borrowers acknowledge and agree that availability of US Revolving Credit Loans hereunder shall be determined by reference to the individual US Borrowing Base of the US Operating Borrower to which any requested Borrowing shall be allocated in accordance with this Section 2.2(a)(2), notwithstanding that, during any GUSAP Funding Period, the US Borrower to which such requested Borrowing is originally advanced is GUSAP or PASUG. Accordingly, any Borrowing Request issued pursuant to this
     Section 2.2(a) shall, in addition to the information required to be specified above, also (i) specify the US Borrowing Base of the US Operating Borrower (the "APPLICABLE US OPERATING BORROWER") to which the requested Borrowing shall be allocated (and any such allocation shall be irrevocable), (ii) certify that, both before and after giving effect to the requested Borrowing, the Allocated US Revolving Credit Exposure of the Applicable US Operating Borrower will not exceed the US Borrowing Base of such Applicable US Operating Borrower minus Availability Reserves applicable to such Applicable US Operating Borrower, and (iii) be executed by a Responsible Officer of GUSAP or PASUG, as applicable, during any GUSAP Funding Period, or by the Applicable US Operating Borrower during any Non-GUSAP Funding Period. In connection with a Borrowing Request under this
     Section 2.2(a), GUSAP or PASUG, as applicable, shall be entitled, at its election, to include in the US Borrowing Base for an Applicable US Operating Borrower all or a portion of the Canadian Availability at such time, provided that such Borrowing Request (i) specifies that the Borrowers have elected to include such Canadian Availability in a US Borrowing Base,
     (ii) specifies the US Borrowing Base to which such Canadian Availability is to be added, and (iii) specifies the amount of the Canadian Availability that is to be so added (and a copy of such Borrowing Request is delivered by GUSAP or PASUG, as applicable, to the Canadian Administrative Agent concurrently with its delivery to the Administrative Agent). Each of the Borrowers acknowledges and agrees that any allocation of Canadian Availability pursuant to the preceding sentence shall result in a concurrent reduction of the Canadian Borrowing Base in an amount equal to such allocation.

     (b) US SWINGLINE BORROWING REQUESTS.

          (1) Whenever the US Borrowers desire to make a Borrowing of US Swingline Loans hereunder, PASUG (or, during any Non-GUSAP Funding Period, the requesting US Operating Borrower) shall give Advance Notice to the Administrative Agent in the form of a Borrowing Request, specifying, subject to the provisions hereof, (i) the aggregate principal amount of the US Swingline Loan to be made pursuant to such Borrowing, and (ii) the date of Borrowing (which shall be a Business Day). The Lenders acknowledge and agree that subject to Section 2.2(b)(2) and Section 2.30, it is intended that all US Swingline Loans are to be made to PASUG.

          (2) The US Borrowers acknowledge and agree that availability of US Swingline Loans hereunder shall be determined by reference to the individual US Borrowing Base of the US Borrower to which any requested Borrowing of Swingline Loans shall be allocated in accordance with this Section 2.2(b)(2), notwithstanding that the US Borrower to which such requested Borrowing is originally advanced is PASUG. Accordingly, any Borrowing Request issued pursuant to this Section 2.2(b) shall, in addition to the information required to be specified above, also (i) specify the Applicable US Operating Borrower to which the requested Borrowing shall be allocated (and any such allocation shall be irrevocable), (ii) certify that, both before and after giving effect to the requested Borrowing, the Allocated US Revolving Credit Exposure of the Applicable US Operating Borrower will not exceed the US Borrowing Base of such Applicable US Operating Borrower minus Availability Reserves applicable to such Applicable US Operating Borrower, and (iii) be executed by a Responsible Officer of PASUG during any GUSAP Funding Period, or by the Applicable US Operating Borrower during any Non-GUSAP Funding Period. In connection with a Borrowing Request under this Section 2.2(b), PASUG shall be entitled, at its election, to include in the US Borrowing Base for an Applicable US Operating Borrower, all or a portion of the Canadian Availability at such time, provided that such Borrowing Request specifies that PASUG has elected to include such Canadian Availability in a US Borrowing Base, specifies the US Borrowing Base to which such Canadian Availability is to be added, and specifies the amount of the Canadian Availability that is to be so added (and a copy of such Borrowing Request is delivered by PASUG to the Canadian Administrative Agent concurrently with its delivery to the Administrative Agent). Each of the Borrowers acknowledges and agrees that any allocation of Canadian Availability pursuant to the preceding sentence shall result in a concurrent reduction of the Canadian Borrowing Base in an amount equal to such allocation.

          (c) MODIFICATIONS TO CREDIT FACILITY. Each US Borrower agrees and acknowledges that the present structure of the credit facility detailed in this Agreement is based in part upon the financial and other information presently known to the Administrative Agent, the Canadian Administrative Agent and the Lenders regarding each Borrower, the corporate structure of the Borrowers, and the present financial condition of each Borrower. In the event that Excess Availability shall at any time be less than $75,000,000, the Administrative Agent, at its discretion or at the direction of the Required Lenders, shall have the right, by notice to the Borrowers, to require that any or all of the following changes be made to the credit facility detailed in this Agreement: (1) restrict future loans and advances between the Borrowers, (2) establish separate Lockboxes and Blocked Accounts for each US Borrower, and (3) establish such other procedures as shall be determined by the Administrative Agent or the Required Lenders, acting reasonably, to ensure the proper administration of any further US Revolving Credit Loans and US Swingline Loans. The Borrowers shall execute and deliver such agreements and acknowledgments as the Administrative Agent, acting reasonably, may request in connection with any of the foregoing changes to the credit facility detailed in this Agreement. The Administrative Agent will notify the Lenders and Risk Participants promptly upon entering into any such written agreement. Upon five (5) Business Days written notice by the US Operating Borrowers, any such changes shall be reversed if, at the time of such written notice, (i) Excess Availability is greater than $75,000,000 on such Business Day, and has been greater than $75,000,000 for a period of at least 90 consecutive days ending on such Business Day, (ii) the US Borrowers deliver projections satisfactory to the Administrative Agent, acting reasonably, demonstrating that Excess Availability shall continue to be at least $75,000,000 for the 3 consecutive month period commencing on such Business Day, and (iii) no Default has occurred and is continuing on such Business Day.

          (d) CANADIAN REVOLVING CREDIT BORROWING REQUESTS. Whenever a Canadian Borrower desires to make a Borrowing hereunder, it shall give Advance Notice to the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent) in the form of a Borrowing Request, specifying, subject to the provisions hereof, (1) the aggregate principal amount of the Loan to be made pursuant to such Borrowing, (2) whether such Loan is a Canadian

     Revolving Credit Loan or a Canadian Swingline Loan, (3) whether such Loan is to be a Dollar Denominated Loan or a C$ Denominated Loan, (4) the date of Borrowing (which shall be a Business Day), (5) whether the Dollar Denominated Loans being made pursuant to such Borrowing are to be ABR Loans or LIBOR Loans, (6) whether the C$ Dollar Denominated Loans being made pursuant thereto are to be Canadian Prime Loans or B/A Loans, and (7) in the case of LIBOR Loans or B/A Loans, the Interest Period to be applicable thereto.

          (e) NOTICE BY THE ADMINISTRATIVE AGENT. The Administrative Agent or the Canadian Administrative Agent (as applicable) shall promptly give to the other, and to each applicable Lender and Risk Participant, telecopy or telephonic notice (and, in the case of telephonic notices, confirmed by telecopy or otherwise in writing) of the proposed Borrowing (other than Borrowings of US Swingline Loans or Canadian Swingline Loans, in which case notice shall only be given to the US Swingline Lender or the Canadian Swingline Lender, as applicable), of such Lender's Applicable Percentage thereof (and, in the case of each Risk Participant, its Pro Rata Share of any Borrowing of Revolving Credit Loans (other than Swingline Loans)) and of the other matters covered by the Advance Notice. The Borrowers hereby waive the right to dispute the Administrative Agent's record of the terms of such telephonic notice, absent manifest error.

     SECTION 2.3 LETTERS OF CREDIT.

     (a) ISSUANCE OF US LETTERS OF CREDIT. Subject to the terms and conditions hereof, the US Borrowers shall have the right, in addition to US Revolving Credit Loans provided for in Section 2.1, to utilize the US Revolving Credit Commitments from time to time prior to the Maturity Date by obtaining the issuance of either Documentary Letters of Credit or Standby Letters of Credit for the account of any US Operating Borrower by an Issuing Bank if such US Operating Borrower shall so request in the notice referred to in Section 2.3(d)(1) (each such letter of credit being referred to as a "US LETTER OF CREDIT", and collectively referred to as the "US LETTERS OF CREDIT"); provided, however, that, after giving effect to the issuance of any US Letter of Credit,
(1) the Allocated US Revolving Credit Exposure of the applicable US Operating Borrower to which such Letter of Credit relates shall not exceed the US Borrowing Base of such US Operating Borrower minus Availability Reserves applicable to such US Operating Borrower, (2) the Aggregate US Revolving Credit Exposure at any one time outstanding shall not exceed the US Maximum Available Amount in effect at such time, and (3) the aggregate of all US Letter of Credit Liabilities and the Dollar Equivalent of all Canadian Letter of Credit Liabilities at any one time outstanding shall not exceed $200,000,000. US Letters of Credit shall be denominated in Dollars and may be issued to support the obligations of the US Operating Borrowers only. Upon the date of the issuance of a US Letter of Credit, the applicable Issuing Bank shall be deemed, without further action by any party hereto, to have sold to each US Revolving Lender, and each US Revolving Lender shall be deemed, without further action by any party hereto, to have purchased from such Issuing Bank, a participation, to the extent of such applicable Lender's US Revolving Credit Percentage, in such US Letter of Credit and the related US Letter of Credit Liabilities. The parties hereto acknowledge and agree that it is intended that in respect of US Letters of Credit, the Account Party will be one of the US Operating Borrowers and that all US Letter of Credit Liabilities under each such US Letter of Credit shall be allocated to the US Borrowing Base of the US Operating Borrower who is the Account Party thereof consistent with Section 2.2(a)(2) hereof.

     (b) ISSUANCE OF CANADIAN LETTERS OF CREDIT. Subject to the terms and conditions hereof, the Canadian Borrowers shall have the right, in addition to Canadian Revolving Credit Loans provided for in Section 2.1, to utilize the Canadian Revolving Credit Commitments from time to time prior to the Maturity Date by obtaining the issuance of either Documentary Letters of Credit or Standby Letters of Credit for the account of any Canadian Credit Party by an Issuing Bank if the Canadian Borrowers shall so request in the notice referred to in Section 2.3(d)(1) (each such letter of credit being referred to as a "CANADIAN LETTER OF CREDIT", and collectively referred to as the "CANADIAN LETTERS OF CREDIT"); provided, however, that, after giving effect to the issuance of any Canadian Letter of Credit, (1) the Dollar Equivalent of the Aggregate Canadian Revolving Credit Exposure at any one time outstanding shall not exceed the Canadian Maximum Available Amount in effect at such time, and (2) the aggregate Dollar Equivalent of all Canadian Letter of Credit Liabilities and US Letter of Credit Liabilities at any one time outstanding shall not exceed $200,000,000. Canadian Letters of Credit shall be denominated in Dollars or C$ as the Canadian Borrowers shall elect and may be issued to support the obligations of the Canadian Borrowers only. Upon the date of the issuance of a Canadian Letter of Credit, the applicable Issuing Bank shall be deemed, without further action by any party hereto, to have sold to each Canadian Revolving Lender, and each Canadian Revolving Lender shall be deemed, without further action by any party hereto, to have purchased from such Issuing Bank, a participation, to the extent of such applicable Lender's Canadian Revolving Credit Percentage, in such Canadian Letter of Credit and the related Canadian Letter of Credit Liabilities.

     (c) LIMITATIONS ON LETTERS OF CREDIT; CERTAIN EXISTING LETTERS OF CREDIT. No Letter of Credit issued or extended pursuant to this Agreement shall have an expiry date beyond the earlier of one year after the date of issuance or sixty
(60) days prior to the Maturity Date. No Letter of Credit shall be issued within sixty (60) days of the Maturity Date. The parties hereto acknowledge and agree that (i) the letters of credit listed in Schedule 2.3 were issued by the issuer(s) identified thereon at the request and for the account of certain of the Credit Parties and remain outstanding on the date hereof, (ii) such letters of credit shall be deemed to be Letters of Credit issued and outstanding under this Agreement, and (iii) the issuer(s) of such letters of credit shall be deemed to be an Issuing Bank under this Agreement in respect of such Letters of Credit.

     (d) ADDITIONAL LETTER OF CREDIT PROVISIONS. The following additional provisions shall apply to each Letter of Credit:

               (1) Any of the US Operating Borrowers or the Canadian Borrowers which desires an Issuing Bank to issue a Letter of Credit for its account (an "ACCOUNT PARTY") shall give the Administrative Agent (or the Canadian Administrative Agent in the event such Letter of Credit is a Canadian Letter of Credit) and the Issuing Bank at least five (5) Business Days prior notice in the form of a Borrowing Request (effective upon receipt), or in each case, such shorter period as may be agreed to by the Administrative Agent (or the Canadian Administrative Agent, as applicable) and such Issuing Bank, specifying the date such Letter of Credit is to be issued (which shall be a Business Day) and describing: (A) the face amount of the Letter of Credit and, in the case of any Canadian Letter of Credit, the currency (Dollars or C$) in which such Letter of Credit is to be denominated, (B) the expiration date of the Letter of Credit, (C) the name and address of the beneficiary, (D) information concerning the transaction proposed to be supported by such Letter of Credit as the Administrative Agent (or the Canadian Administrative Agent, as applicable) or such Issuing Bank may reasonably request, (E) such other information and documents relating to the Letter of Credit as the Administrative Agent (or the Canadian Administrative Agent, as applicable) or such Issuing Bank may reasonably request, and (F) a precise description of documents and the verbatim text of any certificate to be presented by the beneficiary, which, if presented prior to the expiry date of the Letter of Credit, would require such Issuing Bank to make payment under the Letter of Credit; provided that such Issuing Bank may require changes in such documents and certificates; and provided further that such Issuing Bank shall not be required to issue any Letter of Credit that conflicts with the Issuing Bank's policies and procedures relating to the issuance and content of letters of credit. Each such notice shall be accompanied by the applicable Issuing Bank's Application and by a certificate executed by a Responsible Officer setting forth calculations evidencing availability for such Letter of Credit pursuant to Section 2.3(d)(2) and stating that all conditions precedent to such issuance have been satisfied. Each Letter of Credit shall, to the extent not inconsistent with the express terms hereof or the applicable Application, be subject to the Uniform Customs and Practice for Documentary Credits (1993 Revision), International Chamber of Commerce Publication No. 500 (together with any subsequent revisions thereof approved by a Congress of the International Chamber of Commerce, the "UCP"), and shall, as to matters not governed by the UCP, be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

               (2) No US Letter of Credit or Canadian Letter of Credit may be issued if, after giving effect thereto, the Aggregate US Revolving Credit Exposure or the Aggregate Canadian Revolving Credit Exposure would exceed the US Maximum Available Amount or the Canadian Maximum Available Amount, respectively, or if the US Borrowing Base or Canadian Borrowing Base, as applicable, of the applicable Borrower is insufficient to cover the Letter of Credit. On each day during the period commencing with the issuance of any Letter of Credit and until such Letter of Credit shall have expired or have been terminated, the US Revolving Credit Commitment or Canadian Revolving Credit Commitment (as applicable) of each Lender shall be deemed to be utilized for all purposes hereof in an amount equal to such Lender's Revolving Credit Percentage of the amount of the Letter of Credit Liabilities related to such Letter of Credit.

               (3) Upon receipt from the beneficiary of any Letter of Credit of any demand for payment thereunder, the Issuing Bank shall promptly notify the Account Party for whose account such Letter of Credit was issued and the Administrative Agent (or the Canadian Administrative Agent if such Letter of Credit is a Canadian Letter of Credit) of such demand (provided that the failure of an Issuing Bank to give such notice shall not affect the Reimbursement Obligations of the Account Party hereunder) and the Account Party shall immediately, and in any event no later than 10:00 a.m. (Eastern Time) on the date of such drawing, reimburse the Administrative Agent (or the Canadian Administrative Agent, as applicable) for the account of the applicable Issuing Bank for any amount paid by the Issuing Bank upon any drawing under such Letter of Credit, without presentment, demand, protest or other formalities of any kind in an amount, in same day funds, equal to the amount of such drawing. Unless prior to 10:00 a.m. (Eastern
     Time) on the date of such drawing, the Account Party shall have either notified the Issuing Bank and the Administrative Agent (or the Canadian Administrative Agent, as applicable) that the Account Party intends to reimburse the Administrative Agent (or the Canadian Administrative Agent, as applicable) for the account of the applicable Issuing Bank for the amount of such drawing with funds other than the proceeds of Loans or delivered to the Administrative Agent (or the Canadian Administrative Agent, as applicable) a Borrowing Request for Loans in an amount equal to such drawing, the Account Party will be deemed to have given a Borrowing Request to the Administrative Agent (or the Canadian Administrative Agent, as applicable) requesting that the Lenders make Revolving Credit Loans on the date on which such drawing is honored in an amount equal to the amount of such drawing. Any Loans made pursuant to the preceding sentence shall be
     (A) US Revolving Credit Loans which are ABR Loans if the underlying Letter of Credit was a US Letter of Credit, or Canadian Revolving Credit Loans if the underlying Letter of Credit was a Canadian Letter of Credit, and (B) Dollar Denominated Loans and ABR Loans if the underlying Letter of Credit was denominated in Dollars, and (C) C$ Denominated Loans and Canadian Prime Loans if the underlying Letter of Credit was denominated in C$. The obligation of Lenders to make Revolving Credit Loans pursuant to this
     Section 2.3 (but not the participation obligations of the Lenders pursuant to Section 2.3(d)(4) below) shall be subject to the satisfaction of the conditions in Article 3 and the existence of availability of the US Maximum Available Amount or Canadian Maximum Available Amount (as applicable) pursuant to Section 2.1(c) or Section 2.1(d) hereof (after giving effect to repayment of the applicable Reimbursement Obligations with the proceeds of the proposed Revolving Credit Loans). Subject to the preceding sentence, if so requested by the Administrative Agent (or the Canadian Administrative Agent, as applicable), each of the US Revolving Lenders or the Canadian Revolving Lenders (as applicable) shall, on the date of such drawing, make such Revolving Credit Loans in an amount equal to such Lender's US Revolving Credit Percentage or Canadian Revolving Credit Percentage (as applicable) of such drawing or the full amount of the unused US Maximum Available Amount or Canadian Maximum Available Amount pursuant to Section 2.1(c) or Section 2.1(d) as applicable, the proceeds of which shall be applied directly by the Administrative Agent (or the Canadian Administrative Agent, as applicable) to reimburse the applicable Issuing Bank to the extent of such proceeds.

               (4) If the appropriate Account Party fails to reimburse the applicable Issuing Bank as provided in Section 2.3(d)(3) above for any reason, including failure to satisfy the conditions in Article 3 or insufficient availability under the Maximum Available Amount pursuant to
     Section 2.1(c) or Section 2.1(d), such Issuing Bank shall promptly notify the Administrative Agent (or the Canadian Administrative Agent, as applicable) and the Administrative Agent (or the Canadian Administrative Agent, as applicable) shall notify each US Revolving Lender or Canadian Revolving Lender (as applicable) of the unreimbursed amount of such drawing and of such Lender's respective participation therein based on such Lender's US Revolving Credit Percentage or Canadian Revolving Credit Percentage (as applicable). Each such Lender will pay to the Administrative Agent (or the Canadian Administrative Agent, as applicable) for the account of the applicable Issuing Bank on the date of such notice an amount equal to such Lender's US Revolving Credit Percentage or Canadian Revolving Credit Percentage (as applicable) of such unreimbursed drawing (or, if such notice is made after 1:00 p.m. (Eastern Time) on such date, on the next succeeding Business Day). If any Lender fails to make available to such Issuing Bank the amount of such Lender's participation in such Letter of Credit as provided in this Section 2.3(d)(4), such Issuing Bank shall be entitled to recover such amount on demand from such Lender together with interest at the Federal Funds Effective Rate for one Business Day and thereafter at the ABR. Nothing in this Section 2.3(d)(4) shall be deemed to prejudice the right of any Lender to recover from such Issuing Bank any amounts made available by such Lender to such Issuing Bank pursuant to this
     Section 2.3(d)(4) if it is determined by a court of competent jurisdiction that the payment with respect to a Letter of Credit by such Issuing Bank was wrongful and such wrongful payment was the result of gross negligence or willful misconduct on the part of such Issuing Bank. The applicable Issuing Bank shall pay to the Administrative Agent (or the Canadian Administrative Agent, as applicable) and the Administrative Agent (or the Canadian Administrative Agent, as applicable) shall pay to each Lender such Lender's US Revolving Credit Percentage or Canadian Revolving Credit Percentage (as applicable) of all amounts received from the Account Party for payment, in whole or in part, of the Reimbursement Obligation in respect of any Letter of Credit, but only to the extent such Lender has made payment to such Issuing Bank in respect of such Letter of Credit pursuant to this Section 2.3(d)(4).

               (5) The issuance by the applicable Issuing Bank of each Letter of Credit shall, in addition to the conditions precedent set forth in Article 3, be subject to the conditions precedent that such Letter of Credit shall be in the form and contain such terms as shall be satisfactory to such Issuing Bank and the Administrative Agent, and that the Account Party shall have executed and delivered such other instruments and agreements relating to the Letter of Credit as such Issuing Bank shall have requested and that are not inconsistent with the terms of this Agreement including the applicable Issuing Bank's Application therefor. In the event of a conflict between the terms of this Agreement and the terms of any Application, the terms of this Agreement shall control.

               (6) As between any Account Party and any Issuing Bank, the Account Party assumes all risks of the acts and omissions of or misuse of the Letters of Credit issued by such Issuing Bank by the respective beneficiaries of such Letters of Credit. In furtherance and not in limitation of the foregoing, such Issuing Bank shall not be responsible:
     (A) for the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any Person in connection with the application for or issuance of such Letters of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (B) for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason; (C) for errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they are in cipher; (D) for errors in interpretation of technical terms; (E) for any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Letter of Credit or of the proceeds thereof; (F) for the misapplication by the beneficiary of any such Letter of Credit of the proceeds of any drawing under such Letter of Credit; and (G) for any consequences arising from causes beyond the control of such Issuing Bank, including, without limitation, the actions of any Governmental Authority. None of the above shall affect, impair, or prevent the vesting of any of such Issuing Bank's rights or powers hereunder. Notwithstanding anything to the contrary contained in this Section 2.3(d)(6), no Account Party shall assume any risk, and shall have no obligation to indemnify any Issuing Bank, in respect of any liability incurred by such Issuing Bank arising primarily out of the gross negligence or willful misconduct of such Issuing Bank, as finally determined by a court of competent jurisdiction.

               (7) Each Issuing Bank will send to the applicable Account Party and the Administrative Agent (or the Canadian Administrative Agent, as applicable) immediately upon issuance of any Letter of Credit, or an amendment thereto, a true and complete copy of such Letter of Credit, or such amendment thereto. Upon issuance of any Letter of Credit or an amendment thereto, the Administrative Agent (or the Canadian Administrative Agent, as applicable) shall promptly notify each Lender of such Lender's US Revolving Credit Percentage or Canadian Revolving Credit Percentage (as applicable) of the amount of such Letter of Credit or amendment thereto (and, in the case of each Risk Participant, its Pro Rata Share of the amount of such Letter of Credit or amendment thereto). Upon cancellation or termination of any Letter of Credit, the applicable Issuing Bank shall promptly notify the Administrative Agent (or the Canadian Administrative Agent, as applicable) and the applicable Account Party, and the Administrative Agent (or the Canadian Administrative Agent, as applicable) will then promptly notify each Lender and Risk Participant, of such cancellation or termination.

               (8) The obligation of each Account Party to reimburse each Issuing Bank for Reimbursement Obligations with regard to the Letters of Credit issued by such Issuing Bank for such Account Party and the obligations of the US Revolving Lenders and the Canadian Revolving Lenders under Section 2.3(d)(4) shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement and under all circumstances, including the following circumstances:

          (A)  any lack of validity or enforceability of any Letter of Credit;

          (B) the existence of any claim, set-off, defense or other right that any of the Borrowers may have at any time against a beneficiary or any transferee of any Letter of Credit (or any Persons for whom any such transferee may be acting), any Lender, Risk Participant or any other Person, whether in connection with this

               Agreement, the transactions contemplated herein or any unrelated transaction (including any underlying transaction between the Account Party and the beneficiary for which the Letter of Credit was procured) other than a defense based on the gross negligence (as opposed to ordinary negligence) or willful misconduct of such Issuing Bank, as determined by a court of competent jurisdiction;

          (C) any draft, demand, certificate or any other document presented under any Letter of Credit is proved to be forged, fraudulent, invalid or insufficient in any respect or any statement therein is untrue or inaccurate in any respect;

          (D) any adverse change in the condition (financial or otherwise) of any Credit Party;

          (E) any breach of this Agreement or any other Financing Document by any of the Borrowers, any Agent, any Lender (other than the applicable Issuing Bank) or any Risk Participant;

          (F) any other circumstance or happening whatsoever; provided that such other occurrence or happening is not the result of the gross negligence (as opposed to ordinary negligence) or willful misconduct of such Issuing Bank, as determined by a court of competent jurisdiction; or

          (G)  the fact that a Default shall have occurred and be continuing.

     (e) ALTERNATIVE LETTER OF CREDIT PROVISIONS. As an alternative to the foregoing provisions of this Section 2.3, and in order to assist the Borrowers in establishing or opening letters of credit, the Borrowers have requested the Administrative Agent and the Canadian Administrative Agent to join as a co-applicant under applications for letters of credit, and/or to guarantee payment or performance of letters of credit and any drafts or acceptances thereunder through the issuance of letter of credit guarantees, thereby lending to the Borrowers the credit of the Administrative Agent or the Canadian Administrative Agent, as applicable, and the Administrative Agent and the Canadian Administrative Agent have agreed to do so on the terms and conditions set forth below. For these purposes, the issuer of any such letter of credit need not be a party to this Agreement. Within the applicable Revolving Credit Commitments, the Administrative Agent or the Canadian Administrative Agent, as applicable, shall assist the applicable Borrowers in obtaining letter(s) of credit in this manner, in an aggregate amount not to exceed the limits set forth herein. It is understood that the term, form and purpose of each such letter of credit and all documentation in connection therewith, and any amendments, modifications or extensions thereof, must be in accordance with the other provisions of this Section 2.3, mutatis mutandis, and must be mutually acceptable to the Administrative Agent or the Canadian Administrative Agent, as applicable, the issuer of the letter of credit and the applicable Borrowers. In the event of a drawing under any such letter of credit, the issuer of any such letter of credit would be entitled to require that the Administrative Agent or the Canadian Administrative Agent, as applicable, reimburse such issuer for any amount drawn under such letter of credit, whereupon the Administrative Agent or the Canadian Administrative Agent, as applicable, would be entitled to obtain reimbursement from the appropriate Account Party and the applicable Revolving Credit Lenders, all in accordance with the provisions of this Section 2.3, it being understood that any such letter of credit shall be considered in all respects as a "Letter of Credit" issued under the applicable Commitments hereunder, and the Administrative Agent or the Canadian Administrative Agent, as applicable, shall have all rights and remedies as an "Issuing Bank" under this Agreement. The Borrowers unconditionally, jointly and severally, agree to indemnify each of the Administrative Agent and the Canadian Administrative Agent, as applicable, from and against any and all loss, claim or liability incurred by the Administrative Agent or the Canadian Administrative Agent, as applicable, arising from any transactions or occurrences relating to letters of credit established or opened in accordance with these procedures. This indemnity shall survive termination of this Agreement. In addition to the fees payable under Section 2.13(c) and (d), the Borrowers agree that any customary bank fees and charges incurred by the Administrative Agent or the Canadian Administrative Agent, as applicable, in connection with these arrangements shall be for the account of the applicable Borrowers and shall be paid by the applicable Borrowers to the Administrative Agent or the Canadian Administrative Agent, as applicable, forthwith upon demand therefor.

     SECTION 2.4 DISBURSEMENT OF FUNDS.

     (a) AVAILABILITY. No later than 3:00 p.m. (Eastern Time) on the date of each Borrowing (other than Borrowings consisting of US Swingline Loans or Canadian Swingline Loans), each US Revolving Lender (in the case of any Borrowing of US Revolving Credit Loans) and each Canadian Revolving Lender (in the case of any Borrowing of Canadian Loans) will make available to the Administrative Agent (or the Canadian Administrative Agent, in the case of a Borrowing of Canadian Loans) such Lender's Applicable Percentage of the principal amount of the Borrowing requested to be made on such date reduced by the principal amount of Revolving Credit Loans (if any) of such Lender maturing on such date in immediately available funds at the Payment Office (unless such Borrowing is to be made under the Canadian Revolving Credit Facility and the Canadian Borrowers have requested a Borrowing in C$, in which case such funds shall be C$).

     (b) DISBURSEMENT OF US LOANS.

          (A) During the GUSAP Funding Period, the Administrative Agent will disburse all US Revolving Credit Loans to GUSAP or PASUG, as applicable, by depositing the amount of each Borrowing of such US Revolving Credit Loans to the Disbursement Account of GUSAP or the Disbursement Account of PASUG, as applicable. In respect of all amounts so deposited into the Disbursement Account of GUSAP, GUSAP hereby irrevocably agrees that it shall transfer all such amounts, in immediately available funds, to the Disbursement Account of NSULC. In respect of all amounts so deposited to the Disbursement Account of NSULC, GUSAP (as the sole shareholder of NSULC) hereby irrevocably agrees that it shall transfer all such amounts to the Disbursement Account of PASUG. In respect of all amounts so deposited to the Disbursement Account of PASUG (whether as a result of the application of this Section 2.4(b)(i) to disbursement of US Revolving Credit Loans to GUSAP or as a result of disbursement of US Revolving Credit Loans by the Administrative Agent directly to PASUG), PASUG agrees to make a Permitted Cash Application to or for the benefit of the Applicable US Operating Borrower(s) in such amounts (or such portions thereof) as have been allocated by GUSAP or PASUG, as applicable, to each such Applicable US Operating Borrower in accordance with Section 2.2(a)(2). During any Non-GUSAP Funding Period, the Administrative Agent will make available directly to the Applicable US Operating Borrowers at the Payment Office of the Administrative Agent the aggregate of the amounts made available by the US Revolving Lenders pursuant to Section 2.4(a) by depositing such amounts, in immediately available funds, to the Disbursement Account of such US Operating Borrower. To the extent that any Loans mature or Reimbursement Obligations are due and owing on the date of a requested Borrowing of Revolving Credit Loans, the Administrative Agent may, at its discretion, prior to giving effect to the directions set out in this Section 2.4(b), apply the proceeds of the Revolving Credit Loans then being made, to the extent thereof, to the repayment of such maturing Loans or Reimbursement Obligations, such Loans or Reimbursement Obligations and repayments intended to be a contemporaneous exchange. Notwithstanding the foregoing, at the option of PASUG or GUSAP, any US Revolving Credit Loan may be retained by PASUG, or may be disbursed by PASUG, as applicable, to a Credit Party other than the Applicable US Operating

     Borrower to which such Revolving Credit Loan relates, but only to the extent that such retention or disbursement is permitted under Section 7.2(i) hereof.

          (B) During any GUSAP Funding Period, the US Swingline Lender will make available to PASUG (or, in the case of a US Swingline Loan made to pay Reimbursement Obligations of any US Operating Borrowers, by remittance to the applicable Issuing Bank) the proceeds of such US Swingline Loan in accordance with this Section 2.4(b) on or before 3:00 p.m. (Eastern Time) on the date requested for such Borrowing or as provided in Section 2.2(d). During any Non-GUSAP Funding Period, the US Swingline Lender will make available directly to the applicable US Operating Borrower at the Payment Office of the Administrative Agent the amount of requested US Swingline Loans by depositing such amounts, in immediately available funds, to the Disbursement Account of such US Operating Borrower. At the option of the US Borrowers, any US Swingline Loan may be retained by PASUG, or may be disbursed by PASUG, as applicable, to a Credit Party other than the US Operating Borrower to which such US Swingline Loan relates, but only to the extent that such retention or disbursement would constitute a US Operating Borrower Advance that is permitted under Section 7.2(i) hereof.

     (c) DISBURSEMENT OF CANADIAN LOANS. The Canadian Administrative Agent will make available to the Canadian Borrowers at the Payment Office of the Canadian Administrative Agent the aggregate of the amounts (if any) made available by the Canadian Revolving Lenders pursuant to Section 2.4(a) by depositing such amounts, in immediately available funds, to the Disbursement Account of the relevant Canadian Borrower. To the extent that any Loans mature or Reimbursement Obligations are due and owing on the date of a requested Borrowing of Canadian Revolving Credit Loans, the Canadian Revolving Credit Lenders shall apply the proceeds of the Canadian Revolving Credit Loans then being made, to the extent thereof, to the repayment of such maturing Loans or Reimbursement Obligations, such Loans or Reimbursement Obligations and repayments intended to be a contemporaneous exchange. In respect of Canadian Swingline Loans, the Canadian Swingline Lender will make available to the Canadian Borrowers (or, in the case of a Canadian Swingline Loan made to pay Reimbursement Obligations of the relevant Canadian Borrower, by remittance to the applicable Issuing Bank) the proceeds of such Canadian Swingline Loan in accordance with this Section 2.4(c) on or before 3:00 p.m. (Toronto Time) on the date requested for such Borrowing.

     (d) FUNDS TO THE ADMINISTRATIVE AGENT OR THE CANADIAN ADMINISTRATIVE AGENT. Unless the Administrative Agent or the Canadian Administrative Agent shall have been notified by any Lender prior to the date of a Borrowing (other than a Borrowing consisting of US Swingline Loans or Canadian Swingline Loans) that such Lender does not intend to make available to the Administrative Agent or the Canadian Administrative Agent (as applicable) such Lender's US Revolving Credit Percentage or Canadian Revolving Credit Percentage (as applicable) of the Borrowing to be made on such date, the Administrative Agent or the Canadian Administrative Agent (as applicable) may assume that such Lender has made such amount available to the Administrative Agent or the Canadian Administrative Agent (as applicable) on such date, and the Administrative Agent or the Canadian Administrative Agent (as applicable) may make available to or for the account of the applicable Borrowers a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent or the Canadian Administrative Agent (as applicable) by such Lender on the date of a Borrowing, the Administrative Agent or the Canadian Administrative Agent (as applicable) shall be entitled to recover such corresponding amount on demand from such Lender together with interest at such Agent's cost of funds (as determined by such Agent). If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent's or the Canadian Administrative Agent's (as applicable) demand therefor, the Administrative Agent or the Canadian Administrative Agent (as applicable) shall promptly notify the applicable Borrowers and the applicable Borrowers shall immediately pay such corresponding amount to the Administrative Agent or the Canadian Administrative Agent (as applicable) together with interest at the rate specified for the Borrowing which includes such amount paid. Nothing in this Section 2.4 shall be deemed to relieve any Lender from its obligation to fulfill its Revolving Credit Commitments hereunder or to prejudice any rights which the Borrowers may have against any Lender as a result of any default by such Lender hereunder.

     (e) LENDERS' RESPONSIBILITIES. No Lender shall be responsible for any default by any other Lender in its obligation to make Loans hereunder, and each Lender shall be obligated to make only such Loans provided to be made by it hereunder, regardless of the failure of any other Lender to fulfill its Commitment hereunder.

     SECTION 2.5 NOTES AND MATURITY.

     (a) US REVOLVING CREDIT NOTES. The US Borrowers' obligations to pay the principal of, and interest on, the US Revolving Credit Loans made by each US Revolving Lender shall, at the written request of any US Revolving Lender, be further evidenced by the US Borrowers' issuance, execution and delivery of a US Revolving Credit Note payable to the order of each such US Revolving Lender in the amount of such US Revolving Lender's US Revolving Credit Commitment and shall be dated as of the date of issuance of such US Revolving Credit Note. The principal amount of each US Revolving Credit Note shall be payable on or before the Maturity Date.

     (b) CANADIAN REVOLVING CREDIT NOTES. The Canadian Borrowers' obligations to pay the principal of, and interest on, the Canadian Revolving Credit Loans made by each Canadian Revolving Lender shall, at the written request of any Canadian Revolving Lender, be further evidenced by the Canadian Borrowers' issuance, execution and delivery of (i) a Canadian Revolving Credit Note (C$), and (ii) a Canadian Revolving Credit Note (US$), each payable to the order of each such Canadian Lender in the amount of such Canadian Revolving Lender's Canadian Revolving Credit Commitment and shall be dated as of the date of issuance of such Canadian Revolving Credit Notes. The principal amount of each Canadian Revolving Credit Note shall be payable on or before Maturity Date.

     (c) US SWINGLINE LOANS. All US Swingline Loans shall mature on the last Business Day of the month in which such US Swingline Loans are borrowed; provided, however, in the event such US Swingline Loans are borrowed on the last Business Day of any month, such US Swingline Loans shall mature on the first Business Day of the next succeeding month; provided, further, that the principal amount of all outstanding US Swingline Loans shall be payable on or before the Maturity Date.

     (d) CANADIAN SWINGLINE LOANS. All Canadian Swingline Loans shall mature on the last Business Day of the month in which such Canadian Swingline Loans are borrowed; provided, however, in the event such Canadian Swingline Loans are borrowed on the last Business Day of any month, such Canadian Swingline Loans shall mature on the first Business Day of the next succeeding month; provided, further, that the principal amount of all outstanding Canadian Swingline Loans shall be payable on or before the Maturity Date.

     (e) AGENT ADVANCES. All Agent Advances shall be repayable upon demand by the Administrative Agent or the Canadian Administrative Agent, as applicable.

     SECTION 2.6 INTEREST. In all cases subject to Section 10.13:

     (a) ABR LOANS. Subject to Section 2.6(e), each of the Borrowers agrees to pay interest in respect of the unpaid principal amount of each ABR Loan made to such Borrowers from the date thereof until payment in full thereof at a rate per annum which shall be, for any day, equal to the sum of the Applicable Margin plus the ABR in effect on such day, but in no event to exceed the Highest Lawful

Rate. The term "ABR" means, for any day (1) for any US Loan and US Swingline Loan which is an ABR Loan, the higher of (A) the Prime Rate in effect on such day, and (B) one-half of one percent (1/2%) plus the Federal Funds Effective Rate in effect for such day (rounded upwards, if necessary, to the nearest 1/16th of 1%), and (2) for any Canadian Loan and Canadian Swingline Loan which is an ABR Loan, the highest of (A) the US Base Rate in effect on such day, or
(B) one-half of one percent (1/2%) plus the Federal Funds Effective Rate in effect for such day (rounded upwards in necessary, to the nearest 1/16th of 1%). For purposes of this Agreement, any change in the ABR due to a change in the Federal Funds Effective Rate, the Prime Rate, or the US Base Rate shall be effective as of the opening of business on the effective date of such change in the Federal Funds Effective Rate, the Prime Rate, or the US Base Rate, as the case may be.

     (b) LIBOR LOANS. Subject to Section 2.6(e), each of the Borrowers agrees to pay interest in respect of the unpaid principal amount of each LIBOR Loan made to such Borrowers from the date thereof until payment in full thereof at a rate per annum which shall be the sum of the relevant Applicable Margin plus the LIBOR Rate, but in no event to exceed the Highest Lawful Rate. No Borrower shall be entitled to borrow any Loans hereunder as LIBOR Loans, or convert Loans to LIBOR Loans, or continue any LIBOR Loans, if the Required Lenders or the Administrative Agent determine, during the continuance of any Event of Default, that LIBOR Loans are to be unavailable.

     (c) CANADIAN PRIME LOANS. Subject to Section 2.6(e), the Canadian Borrowers agree to pay interest in respect of the unpaid principal amount of each Canadian Prime Loan from the date thereof until payment in full thereof at a rate per annum which shall be, for any day, equal to the sum of the Applicable Margin plus the Canadian Prime Rate in effect on such day, but in no event to exceed the Highest Lawful Rate.

     (d) B/A LOANS. Subject to Section 2.6(e), the Canadian Borrowers agree to pay interest in respect of the unpaid principal amount of each B/A Loan from the date thereof until payment in full thereof at a rate per annum which shall be, for any day, equal to the sum of the Applicable Margin plus the CDOR Rate in effect on such day, but in no event to exceed the Highest Lawful Rate. No Borrower shall be entitled to borrow any Loans hereunder as B/A Loans, or convert Loans to B/A Loans, or continue any B/A Loans, if the Required Lenders or the Canadian Administrative Agent determine, following any Event of Default, that B/A Loans are to be unavailable.

     (e) DEFAULT INTEREST. After the occurrence and during the continuance of any Default, the US Borrowers shall, on demand from time to time, pay interest, to the extent permitted by law, on the outstanding US Lender Indebtedness, and the Canadian Borrowers shall, on demand from time to time, pay interest, to the extent permitted by law, on the Canadian Lender Indebtedness (after as well as before judgment) at a rate per annum equal to (i) in the case of any LIBOR Loan, the rate that would be applicable under Section 2.6(b) to such LIBOR Loan, plus 2% per annum, (ii) in the case of any Canadian Prime Loan, the rate that would be applicable under Section 2.6(c) to such Canadian Prime Loan, plus 2% per annum, (iii) in the case of any B/A Loan, the rate that would be applicable under Section 2.6(d) to such B/A Loan, plus 2% per annum, and (iv) in the case of any other amount, the rate that would be applicable under Section 2.6(a) to an ABR Loan, plus 2% per annum, but in no event to exceed the Highest Lawful Rate.

     (f) INTEREST PAYMENT DATES. Interest on each ABR Loan, LIBOR Loan and Canadian Prime Loan shall accrue from and including the date of such Loan to but excluding the date of payment in full thereof. Interest on each LIBOR Loan shall be payable in arrears on the first Business Day of each month, and on the last Business Day of each Interest Period applicable thereto, and on any prepayment (on the amount prepaid), at maturity (whether by acceleration or otherwise) and, after maturity, on demand. Interest on each ABR Loan and Canadian Prime Loan shall be payable in arrears on the first

Business Day of each calendar month, commencing on the first of such days to occur after such Loan is made, at maturity (whether by acceleration or otherwise) and, after maturity, on demand. Interest on each B/A Loan shall be payable in advance on the first Business Day of each Interest Period applicable thereto (for the entire Interest Period), at maturity (whether by acceleration or otherwise) and, after maturity, on demand.

     SECTION 2.7 INTEREST PERIODS. In connection with each Borrowing of LIBOR Loans or B/A Loans, the applicable Borrowers shall elect an Interest Period to be applicable to such Borrowing, which Interest Period shall begin on and include, as the case may be, the date selected by such Borrowers pursuant to
Section 2.2(a) or (b), the conversion date or the date of expiration of the then current Interest Period applicable thereto, and end on but exclude the date which is (i) in the case of LIBOR Loans, either one, two, three or six months thereafter, as selected by such Borrowers, and (ii) in the case of B/A Loans, either 30 days, 60 days, 90 days or 180 days; provided further:

     (a) BUSINESS DAYS. If any Interest Period would otherwise expire on a day which is not a Business Day, such Interest Period shall expire on the next Business Day, provided, further, that if any Interest Period (other than in respect of a Borrowing of LIBOR Loans the Interest Period of which is expiring pursuant to Section 2.16(b) hereof) would otherwise expire on a day which is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the immediately preceding Business Day;

     (b) MONTH END. Any Interest Period for any LIBOR Loan which begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to Section 2.7(c) below, end on the last Business Day of a calendar month; and

     (c) PAYMENT LIMITATIONS. No Interest Period shall extend beyond any date that any principal payment or prepayment is scheduled to be due unless the aggregate principal amount of Borrowings which are Borrowings of LIBOR Loans or B/A Loans which have Interest Periods which will expire on or before such date, less the aggregate amount of any other principal payments or prepayments due during such Interest Period, is equal to or in excess of the amount of such principal payment or prepayment.

     SECTION 2.8 RISK PARTICIPATIONS.

     (a) CANADIAN REVOLVING CREDIT LOANS. The following provisions shall apply to the Canadian Revolving Credit Loans and the rights and obligations of the Canadian Funding Bank and the Canadian Risk Participants therein:

          (i) CANADIAN RISK PARTICIPATIONS. Notwithstanding anything to the contrary contained herein, all Canadian Revolving Credit Loans shall be made solely by the Canadian Revolving Lenders, including the Canadian Funding Bank. However, each Person that is a Canadian Risk Participant as of the Closing Date, and each Person that becomes a Canadian Risk Participant after the Closing Date in accordance with the provisions of
     Section 10.7, shall participate in the risk of each Canadian Revolving Credit Loan funded by the Canadian Funding Bank (other than a Canadian Swingline Loan) in an amount equal to such Canadian Risk Participant's Pro Rata Share of all outstanding Canadian Revolving Credit Loans (other than Canadian Swingline Loans) (each such participation, a "CANADIAN RISK PARTICIPATION"). Each such Canadian Risk Participation shall be a risk participation only whereby such Canadian Risk Participant shall not have any ownership right, title or interest, legal or beneficial, to any Canadian Revolving Credit Loan, and shall not be entitled to receive any payments of principal or interest thereon, prior to its purchase of an ownership interest in such Canadian Revolving Credit Loans in accordance with Section 2.8(a)(ii). Each Canadian Risk Participant agrees with the Canadian Funding Bank to share in the Canadian Funding Bank's risk of such Canadian Revolving Credit Loans and in furtherance thereof shall provide the indemnity set forth in Section 2.8(a)(v) and, upon a Canadian Participation Settlement Date, shall purchase an ownership interest in such Canadian Revolving Credit Loans in accordance with Section 2.8(a)(ii). The Canadian Funding Bank and the Canadian Administrative Agent shall record on their books the amount of the Canadian Revolving Credit Loans made by the Canadian Funding Bank and each Canadian Risk Participant's Canadian Risk Participation, all payments in respect thereof and interest accrued thereon, and all payments made by and to each Canadian Risk Participant pursuant to this Section 2.8(a).

          (ii) ASSIGNED CANADIAN INTERESTS OPTION. On each Canadian Participation Settlement Date, to the extent the Canadian Funding Bank elects to exercise its rights as provided in the definition of "Canadian Participation Settlement Date," the Canadian Funding Bank shall assign to each Canadian Risk Participant, and such Canadian Risk Participant shall purchase and assume from the Canadian Funding Bank, (A) a portion of the Canadian Funding Bank's Canadian Revolving Credit Commitment in an amount equal to the Canadian Risk Participant Commitment of such Canadian Risk Participant (as to each such Canadian Risk Participant, its "ASSIGNED CANADIAN COMMITMENT"), and (B) a portion of the Canadian Revolving Credit Loans funded by the Canadian Funding Bank (other than Canadian Swingline Loans) in an amount equal to such Canadian Risk Participant's Pro Rata Share all outstanding Canadian Revolving Credit Loans (other than Canadian Swingline Loans) (as to each such Canadian Risk Participant, its "ASSIGNED CANADIAN LOANS"; each such Canadian Risk Participant's Assigned Canadian Commitment and Assigned Canadian Loans, collectively, its "ASSIGNED CANADIAN INTERESTS"). Each such assignment shall be effectuated in accordance with Section 10.7 pursuant to an Assignment and Acceptance to be executed by the Canadian Funding Bank and such Canadian Risk Participant, whereby the Canadian Funding Bank shall assign the applicable Assigned Canadian Interests to such Canadian Risk Participant, and such Canadian Risk Participant shall assume and purchase its Assigned Canadian Interests; provided, that, notwithstanding anything to the contrary contained in
     Section 10.7 or otherwise, no consent of the Borrowers or any other Person shall be required with respect to any such assignment. The purchase price to be paid by each Canadian Risk Participant to the Canadian Funding Bank for its Assigned Canadian Interests shall be paid in immediately available funds on the applicable Canadian Participation Settlement Date and shall equal 100% of the principal amount of such Canadian Risk Participant's Assigned Canadian Loans, together with all accrued but unpaid interest and fees thereon (as to each such Canadian Risk Participant, its "CANADIAN PURCHASE AMOUNT"). Each Canadian Risk Participant hereby grants to the Canadian Funding Bank an irrevocable power of attorney to execute and deliver any such Assignment and Acceptance in the name and on behalf of such Canadian Risk Participant in the event that, for any reason, such Canadian Risk Participant does not duly execute and deliver to the Canadian Funding Bank such an Assignment and Acceptance on the applicable Canadian Participation Settlement Date (which power of attorney shall be coupled with an interest and irrevocable). Upon the effectiveness of each such assignment, each such Canadian Risk Participant shall become a Canadian Revolving Lender hereunder with a Canadian Revolving Credit Commitment in an amount equal to its Assigned Canadian Commitment and shall cease to be a Canadian Risk Participant hereunder, but shall remain obligated to the Canadian Funding Bank under Section 2.8(a)(iv) hereof with respect to any payments by or on behalf of the Canadian Borrowers or any other Credit Party received by the Canadian Funding Bank or the Canadian Administrative Agent with respect to any Canadian Revolving Credit Loan made by the Canadian Funding Bank prior to the effectiveness of such assignment and under Section 2.8(a)(v) hereof with respect to any matters arising before the


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

     effectiveness of such assignment. The following additional provisions shall apply to this Section 2.8(a)(ii):

               (A) The Canadian Purchase Amount to be paid by each Canadian Risk Participant hereunder in respect of its Assigned Canadian Loans shall be paid in C$ (in the case of Assigned Canadian Loans made to the Canadian Borrowers in C$) or in Dollars (in the case of Assigned Canadian Loans made to the Canadian Borrowers in Dollars), as the case may be.

               (B) If any Canadian Risk Participant fails to pay to the Canadian Funding Bank on the applicable Canadian Participation Settlement Date the full amount of its Canadian Purchase Amount in respect of its Assigned Canadian Interests to be purchased by such Canadian Risk Participant on the applicable Canadian Participation Settlement Date, the Canadian Funding Bank shall be entitled to recover such unpaid amount from such Canadian Risk Participant, together with interest thereon (in the same respective currency or currencies as the relevant Canadian Revolving Credit Loans) at the Canadian Prime Rate (to the extent relating to Canadian Prime Loans) or the US Base Rate (to the extent relating to ABR Loans) for the first Business Day from and after the applicable Canadian Participation Settlement Date and thereafter at the interest rate then applicable to the relevant Canadian Revolving Credit Loans. Without limiting the Canadian Funding Bank's rights to recover from any Canadian Risk Participant the amount of any unpaid Canadian Purchase Amount payable by such Canadian Risk Participant to the Canadian Funding Bank, the Canadian Funding Bank, the Canadian Administrative Agent and the Administrative Agent shall also be entitled to withhold from amounts otherwise payable to such Canadian Risk Participant or its Related Affiliate under this Agreement (whether constituting part of the Canadian Lender Indebtedness or the US Lender Indebtedness) an amount equal to such Canadian Risk Participant's unpaid Canadian Purchase Amount owing to the Canadian Funding Bank and apply such withheld amount to the payment of any unpaid Canadian Purchase Amount owing by such Canadian Risk Participant to the Canadian Funding Bank.

          (iii) OBLIGATIONS IRREVOCABLE. All obligations of each Canadian Risk Participant under this Section 2.8(a) shall be irrevocable and not subject to any qualification or exception whatsoever, including any of the following circumstances:

               (A) any lack of validity or enforceability of this Agreement or any of the other Financing Documents or of any Loans, against any Borrower or any other Credit Party;

               (B) the existence of any claim, setoff, defense or other right which the Canadian Borrowers or any other Credit Party may have at any time in respect of any Canadian Revolving Credit Loans or Canadian Letters of Credit;

               (C) any application or misapplication of any proceeds of any Canadian Revolving Credit Loans;

               (D) the surrender or impairment of any security for any Canadian Revolving Credit Loans;

               (E) the occurrence of any Default;

               (F) the commencement or pendency of any events specified in
          Section 8.7 or 8.8 hereof in respect of any Borrower, any other Credit Party or any other Person;

               (G) the failure to satisfy the applicable conditions precedent set forth in Article 3 hereof or the occurrence of any of the circumstances set forth in Section 2.3(d)(8) hereof; or

               (H) any change in Tax laws.

          (iv) RECOVERY OR AVOIDANCE OF PAYMENTS. In the event any payment by or on behalf of the Canadian Borrowers or any other Credit Party received by the Canadian Funding Bank or the Canadian Administrative Agent with respect to any Canadian Revolving Credit Loan made by the Canadian Funding Bank is thereafter set aside, avoided or recovered from the Canadian Funding Bank or the Canadian Administrative Agent in connection with any receivership, liquidation, winding-up, bankruptcy or other insolvency proceeding, each Canadian Risk Participant shall, upon demand by the Canadian Funding Bank or the Canadian Administrative Agent, pay to the Canadian Funding Bank (through the Canadian Administrative Agent) such Canadian Risk Participant's ratable share of such amount set aside, avoided or recovered, together with interest at the rate and in the currency required to be paid by the Canadian Funding Bank or the Canadian Administrative Agent upon the amount required to be repaid by it. The agreement contained in this Section 2.8(a)(iv) shall survive payment in full of all Canadian Revolving Credit Loans.

          (v) INDEMNIFICATION BY CANADIAN RISK PARTICIPANTS. Each Canadian Risk Participant agrees to indemnify the Canadian Funding Bank (to the extent not reimbursed by the Canadian Borrowers and without limiting the obligations of the Canadian Borrowers hereunder or under any other Financing Document) ratably for any and all liabilities (including liabilities under Section 9.7), obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including attorneys' fees) or disbursements of any kind and nature whatsoever that may be imposed on, incurred by or asserted against the Canadian Funding Bank in any way relating to or arising out of any Canadian Revolving Credit Loans or any participations by the Canadian Funding Bank in any Canadian Letters of Credit, Canadian Swingline Loans or Canadian Agent Advances or any action taken or omitted by the Canadian Funding Bank in connection therewith; provided that no Canadian Risk Participant shall be liable for any of the foregoing to the extent it arises from the gross negligence or willful misconduct of the Canadian Funding Bank. Without limiting the foregoing,
     (A) each Canadian Risk Participant agrees to reimburse the Canadian Funding Bank promptly upon demand for such Canadian Risk Participant's ratable share of any costs or expenses payable by the Canadian Borrowers to the Canadian Funding Bank in respect of the Canadian Revolving Credit Loans to the extent that the Canadian Funding Bank is not promptly reimbursed for such costs and expenses by the Canadian Borrowers, and (B) each Canadian Risk Participant shall, upon request of the Canadian Funding Bank, pay to the Canadian Funding Bank an amount equal to such Canadian Risk Participant's ratable share of any payment the Canadian Funding Bank is required to make to (x) the Canadian Administrative Agent (or the Canadian Swingline Lender, in the case of Canadian Swingline Loans) with respect to any Canadian Letter of Credit (or its participation therein), any Canadian Swingline Loan (or its participation therein) or any Canadian Agent Advance (or its participation therein) or (y) the Issuing Bank with respect to any Canadian Letter of Credit pursuant to Section 2.3(d)(4) hereof, in each case other than as a Canadian Revolving Credit Loan being made to the Canadian Borrowers. The agreement contained in this Section 2.8(a)(v) shall survive payment in full of all Canadian Revolving Credit Loans.

          (vi) CANADIAN RISK PARTICIPATION FEE. In consideration for each Canadian Risk Participant's risk participation in the Canadian Revolving Credit Loans (other than Canadian Swingline Loans) made by the Canadian Funding Bank, the Canadian Funding Bank agrees to pay to the Canadian Administrative Agent for the account of each Canadian Risk Participant, as and when the Canadian Funding Bank receives payment of interest on its Canadian Revolving Credit Loans (other than Canadian Swingline Loans), a fee (the "CANADIAN RISK PARTICIPATION FEE") at a rate per annum equal to the Applicable Margin on B/A Loans, minus 25 basis points, on the Canadian Risk Participation of such Canadian Risk Participant in such Canadian Revolving Credit Loans made by the Canadian Funding Bank. The Canadian Risk Participation Fee in respect of any Canadian Risk Participation in a Canadian Revolving Credit Loan shall be payable to the Canadian Administrative Agent (in C$ if such Canadian Revolving Credit Loan was made to the Canadian Borrowers in C$ or in Dollars if such Canadian Revolving Credit Loan was made to the Canadian Borrowers in Dollars) when interest on such Canadian Revolving Credit Loan is received by the Canadian Funding Bank. If the Canadian Funding Bank does not receive payment in full of such interest, the Canadian Risk Participation Fee in respect of the Canadian Risk Participation in such Canadian Revolving Credit Loan shall be reduced proportionately. Any amounts payable under this Section 2.8(a)(vi) by the Canadian Administrative Agent to the Canadian Risk Participants shall be paid in C$ if relating to a Canadian Revolving Credit Loan made to the Canadian Borrowers in C$ or in Dollars if relating to a Canadian Revolving Credit Loan made to the Canadian Borrowers in Dollars.

          (vii) COMMITMENT FEES. In consideration for each Canadian Risk Participant's risk participation in the Canadian Revolving Credit Loans (other than Canadian Swingline Loans) made by the Canadian Funding Bank and payment obligations with respect to Canadian Letters of Credit participated in by the Canadian Funding Bank, the Canadian Funding Bank agrees to pay to the Canadian Administrative Agent for the account of each Canadian Risk Participant, as and when the Canadian Funding Bank receives payment of its Applicable Percentage of the commitment fee due with respect to Canadian Revolving Credit Commitments pursuant to Section 2.13(b) hereof and the fee due with respect to Canadian Letters of Credit pursuant to Section 2.13(d)(2) hereof (each, a "CANADIAN REVOLVING CREDIT LOAN COMMITMENT FEE"), a portion of each such Canadian Revolving Credit Loan Commitment Fee equal to such Canadian Risk Participant's Pro Rata Share of the amount of such Canadian Revolving Credit Loan Commitment Fee paid by the Canadian Borrowers to the Canadian Administrative Agent for the benefit of all Canadian Revolving Lenders. Each payment by the Canadian Funding Bank of a Canadian Risk Participant's share of a Canadian Revolving Credit Loan Commitment Fee shall be payable to the Canadian Administrative Agent (in Dollars) when such Canadian Revolving Credit Loan Commitment Fee is received by the Canadian Funding Bank. If the Canadian Funding Bank does not receive payment in full of a Canadian Revolving Credit Loan Commitment Fee due and owing to the Canadian Funding Bank, the portion of such Canadian Revolving Credit Loan Commitment Fee payable to such Canadian Risk Participant shall be reduced proportionately.

          (viii) TAXES. Any payments by the Canadian Funding Bank or the Canadian Administrative Agent to a Canadian Risk Participant pursuant to this Section 2.8(a) shall (subject to the obligations of the Borrowers as provided in Section 2.21) be reduced by any and all Taxes required to be deducted or withheld on such payment. Any payments from a Canadian Risk Participant to the Canadian Funding Bank or the Canadian Administrative Agent shall be free and clear and without deduction or withholding for any Indemnified Taxes or Other Taxes in the same manner as set forth in Sections 2.21(a), 2.21(b), 2.21(c), and 2.21(d) as if such Canadian Risk Participant were a Borrower hereunder. The provisions of this Section 2.8(a)(viii) shall survive the payment of all amounts required under this Agreement.

     (b) US REVOLVING CREDIT LOANS. The following provisions shall apply to the US Revolving Credit Loans and the rights and obligations of the US Funding Bank and the US Risk Participants therein:

          (i) US RISK PARTICIPATIONS. Notwithstanding anything to the contrary contained herein, all US Revolving Credit Loans shall be made solely by the US Revolving Lenders, including the US Funding Bank. However, each Person that is a US Risk Participant as of the Closing Date, and each Person that becomes a US Risk Participant after the Closing Date in accordance with the provisions of Section 10.7, shall participate in the risk of each US Revolving Credit Loan funded by the US Funding Bank (other than a US Swingline Loan) in an amount equal to such US Risk Participant's Pro Rata Share of all outstanding US Revolving Credit Loans (other than US Swingline Loans) (each such participation, a "US RISK PARTICIPATION"). Each such US Risk Participation shall be a risk participation only whereby such US Risk Participant shall not have any ownership right, title or interest, legal or beneficial, to any US Revolving Credit Loan, and shall not be entitled to receive any payments of principal or interest thereon, prior to its purchase of an ownership interest in such US Revolving Credit Loans in accordance with Section 2.8(b)(ii). Each US Risk Participant agrees with the US Funding Bank to share in the US Funding Bank's risk of such US Revolving Credit Loans and in furtherance thereof shall provide the indemnity set forth in Section 2.8(b)(v) and, upon a US Participation Settlement Date, shall purchase an ownership interest in such US Revolving Credit Loans in accordance with Section 2.8(b)(ii). The US Funding Bank and the Administrative Agent shall record on their books the amount of the US Revolving Credit Loans made by the US Funding Bank and each US Risk Participant's US Risk Participation, all payments in respect thereof and interest accrued thereon, and all payments made by and to each US Risk Participant pursuant to this Section 2.8(b).

          (ii) ASSIGNED US INTERESTS OPTION. On each US Participation Settlement Date, to the extent the US Funding Bank elects to exercise its rights as provided in the definition of "US Participation Settlement Date," the US Funding Bank shall assign to each US Risk Participant, and such US Risk Participant shall purchase and assume from the US Funding Bank, (A) a portion of the US Funding Bank's US Revolving Credit Commitment in an amount equal to the US Risk Participant Commitment of such US Risk Participant (as to each such US Risk Participant, its "ASSIGNED US COMMITMENT"), and (B) a portion of the US Revolving Credit Loans funded by the US Funding Bank (other than US Swingline Loans) in an amount equal to such US Risk Participant's Pro Rata Share of all outstanding US Revolving Credit Loans (other than US Swingline Loans) (as to each such US Risk Participant, its "ASSIGNED US LOANS"; each such US Risk Participant's Assigned US Commitment and Assigned US Loans, collectively, its "ASSIGNED US INTERESTS"). Each such assignment shall be effectuated in accordance with Section 10.7 pursuant to an Assignment and Acceptance to be executed by the US Funding Bank and such US Risk Participant, whereby the US Funding Bank shall assign the applicable Assigned US Interests to such US Risk Participant, and such US Risk Participant shall assume and purchase its Assigned US Interests; provided, that, notwithstanding anything to the contrary contained in Section 10.7 or otherwise, no consent of the Borrowers or any other Person shall be required with respect to any such assignment. The purchase price to be paid by each US Risk Participant to the US Funding Bank for its Assigned US Interests shall be paid in immediately available funds on the applicable US Participation Settlement Date and shall equal 100% of the principal amount of such US Risk Participant's Assigned US Loans, together with all accrued but unpaid interest and fees thereon (as to each such US Risk Participant, its "US PURCHASE AMOUNT"). Each US Risk Participant hereby grants to the US Funding Bank an irrevocable power of attorney to execute and deliver any such Assignment and Acceptance in the name and on behalf of such US Risk Participant in the event that, for any reason, such US Risk Participant does not duly execute and deliver to the US Funding Bank such an Assignment and Acceptance on the applicable US Participation Settlement Date (which power of attorney shall be coupled with an interest and irrevocable). Upon the effectiveness of each such assignment, each such US Risk Participant shall become a US Revolving Lender hereunder with a US Revolving Credit Commitment in an amount equal to its Assigned US Commitment and shall cease to be a US Risk Participant hereunder, but shall remain obligated to the US Funding Bank under Section 2.8(b)(iv) hereof with respect to any payments by or on behalf of the US Borrowers or any other Credit Party received by the US Funding Bank or the Administrative Agent with respect to any US Revolving Credit Loan made by the US Funding Bank prior to the effectiveness of such assignment and under Section 2.8(b)(v) hereof with respect to any matters arising before the effectiveness of such assignment. The following additional provisions shall apply to this Section 2.8(b)(ii):

               (A) The US Purchase Amount to be paid by each US Risk Participant hereunder in respect of its Assigned US Loans shall be paid in Dollars.

               (B) If any US Risk Participant fails to pay to the US Funding Bank on the applicable US Participation Settlement Date the full amount of its US Purchase Amount in respect of its Assigned US Interests to be purchased by such US Risk Participant on the applicable US Participation Settlement Date, the US Funding Bank shall be entitled to recover such unpaid amount from such US Risk Participant, together with interest thereon at the ABR for the first Business Day from and after the applicable US Participation Settlement Date and thereafter at the interest rate then applicable to the relevant US Revolving Credit Loans. Without limiting the US Funding Bank's rights to recover from any US Risk Participant the amount of any unpaid US Purchase Amount payable by such US Risk Participant to the US Funding Bank, the US Funding Bank, the Administrative Agent and the Canadian Administrative Agent shall also be entitled to withhold from amounts otherwise payable to such US Risk Participant or its Related Affiliate under this Agreement (whether constituting part of the US Lender Indebtedness or the Canadian Lender Indebtedness) an amount equal to such US Risk Participant's unpaid US Purchase Amount owing to the US Funding Bank and apply such withheld amount to the payment of any unpaid US Purchase Amount owing by such US Risk Participant to the US Funding Bank.

          (iii) OBLIGATIONS IRREVOCABLE. All obligations of each US Risk Participant under this Section 2.8(b) shall be irrevocable and not subject to any qualification or exception whatsoever, including any of the following circumstances:

               (A) any lack of validity or enforceability of this Agreement or any of the other Financing Documents or of any Loans, against any Borrower or any other Credit Party;

               (B) the existence of any claim, setoff, defense or other right which the US Borrowers or any other Credit Party may have at any time in respect of any US Revolving Credit Loans or US Letters of Credit;

               (C) any application or misapplication of any proceeds of any US Revolving Credit Loans;

               (D) the surrender or impairment of any security for any US Revolving Credit Loans;


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

               (E) the occurrence of any Default;

               (F) the commencement or pendency of any events specified in
          Section 8.7 or 8.8 hereof in respect of any Borrower, any other Credit Party or any other Person;

               (G) the failure to satisfy the applicable conditions precedent set forth in Article 3 hereof or the occurrence of any of the circumstances set forth in Section 2.3(d)(8) hereof; or

               (H) any change in Tax laws.

          (iv) RECOVERY OR AVOIDANCE OF PAYMENTS. In the event any payment by or on behalf of the US Borrowers or any other Credit Party received by the US Funding Bank or the Administrative Agent with respect to any US Revolving Credit Loan made by the US Funding Bank is thereafter set aside, avoided or recovered from the US Funding Bank or the Administrative Agent in connection with any receivership, liquidation, winding-up, bankruptcy or other insolvency proceeding, each US Risk Participant shall, upon demand by the US Funding Bank or the Administrative Agent, pay to the US Funding Bank (through the Administrative Agent) such US Risk Participant's ratable share of such amount set aside, avoided or recovered, together with interest at the rate and in the currency required to be paid by the US Funding Bank or the Administrative Agent upon the amount required to be repaid by it. The agreement contained in this Section 2.8(b)(iv) shall survive payment in full of all US Revolving Credit Loans.

          (v) INDEMNIFICATION BY US RISK PARTICIPANTS. Each US Risk Participant agrees to indemnify the US Funding Bank (to the extent not reimbursed by the US Borrowers and without limiting the obligations of the US Borrowers hereunder or under any other Financing Document) ratably for any and all liabilities (including liabilities under Section 9.7), obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including attorneys' fees) or disbursements of any kind and nature whatsoever that may be imposed on, incurred by or asserted against the US Funding Bank in any way relating to or arising out of any US Revolving Credit Loans or any participations by the US Funding Bank in any US Letters of Credit, US Swingline Loans or US Agent Advances or any action taken or omitted by the US Funding Bank in connection therewith; provided that no US Risk Participant shall be liable for any of the foregoing to the extent it arises from the gross negligence or willful misconduct of the US Funding Bank. Without limiting the foregoing, (A) each US Risk Participant agrees to reimburse the US Funding Bank promptly upon demand for such US Risk Participant's ratable share of any costs or expenses payable by the US Borrowers to the US Funding Bank in respect of the US Revolving Credit Loans to the extent that the US Funding Bank is not promptly reimbursed for such costs and expenses by the US Borrowers, and (B) each US Risk Participant shall, upon request of the US Funding Bank, pay to the US Funding Bank an amount equal to such US Risk Participant's ratable share of any payment the US Funding Bank is required to make to (x) the Administrative Agent (or the US Swingline Lender, in the case of US Swingline Loans) with respect to any US Letter of Credit (or its participation therein), any US Swingline Loan (or its participation therein) or any US Agent Advance (or its participation therein) or (y) the Issuing Bank with respect to any US Letter of Credit pursuant to Section 2.3(d)(4) hereof, in each case other than as a US Revolving Credit Loan being made to the US Borrowers. The agreement contained in this Section 2.8(b)(v) shall survive payment in full of all US Revolving Credit Loans.

          (vi) US RISK PARTICIPATION FEE. In consideration for each US Risk Participant's risk participation in the US Revolving Credit Loans (other than US Swingline Loans) made by the US Funding Bank, the US Funding Bank agrees to pay to the Administrative Agent for the account of each US Risk Participant, as and when the US Funding Bank receives payment of interest on its US Revolving Credit Loans (other than US Swingline Loans), a fee (the "US RISK PARTICIPATION FEE") at a rate per annum equal to the Applicable Margin on LIBOR Loans, minus 25 basis points, on the US Risk Participation of such US Risk Participant in such US Revolving Credit Loans made by the US Funding Bank. The US Risk Participation Fee in respect of any US Risk Participation in a US Revolving Credit Loan shall be payable to the Administrative Agent when interest on such US Revolving Credit Loan is received by the US Funding Bank. If the US Funding Bank does not receive payment in full of such interest, the US Risk Participation Fee in respect of the US Risk Participation in such US Revolving Credit Loan shall be reduced proportionately. Any amounts payable under this Section 2.8(b)(vi) by the Administrative Agent to the US Risk Participants shall be paid in Dollars.

          (vii) COMMITMENT FEES. In consideration for each US Risk Participant's risk participation in the US Revolving Credit Loans (other than US Swingline Loans) made by the US Funding Bank and payment obligations with respect to US Letters of Credit participated in by the US Funding Bank, the US Funding Bank agrees to pay to the Administrative Agent for the account of each US Risk Participant, as and when the US Funding Bank receives payment of its Applicable Percentage of the commitment fee due with respect to US Revolving Credit Commitments pursuant to Section 2.13(b) hereof and the fee due with respect to US Letters of Credit pursuant to Section 2.13(d)(2) hereof (each, a "US REVOLVING CREDIT LOAN COMMITMENT FEE"), a portion of each such US Revolving Credit Loan Commitment Fee equal to such US Risk Participant's Pro Rata Share of the amount of such US Revolving Credit Loan Commitment Fee paid by the US Borrowers to the Administrative Agent for the benefit of all US Revolving Lenders. Each payment by the US Funding Bank of a US Risk Participant's share of a US Revolving Credit Loan Commitment Fee shall be payable to the Administrative Agent (in Dollars) when such US Revolving Credit Loan Commitment Fee is received by the US Funding Bank. If the US Funding Bank does not receive payment in full of a US Revolving Credit Loan Commitment Fee due and owing to the US Funding Bank, the portion of such US Revolving Credit Loan Commitment Fee payable to such US Risk Participant shall be reduced proportionately.

          (viii) TAXES. Any payments by the US Funding Bank or the Administrative Agent to a US Risk Participant pursuant to this Section 2.8(b) shall (subject to the obligations of the Borrowers as provided in Section 2.21) be reduced by any and all Taxes required to be deducted or withheld on such payment. Any payments from a US Risk Participant to the US Funding Bank or the Administrative Agent shall be free and clear and without deduction or withholding for any Indemnified Taxes or Other Taxes in the same manner as set forth in Sections 2.21(a), 2.21(b), 2.21(c), and 2.21(d) as if such US Risk Participant were a Borrower hereunder. The provisions of this Section 2.8(b)(viii) shall survive the payment of all amounts required under this Agreement.

     (c) LIMITATION OF DUTIES; LACK OF RELIANCE. Each Risk Participant acknowledges and agrees that (i) except as expressly set forth in Section 2.8(a) or (b), neither Funding Bank shall have any obligation, liability, responsibility or duty to such Risk Participant, (ii) neither Funding Bank shall have, by reason of any Revolving Credit Loan Risk Participation or any provision of this Section 2.8 or otherwise, any fiduciary relationship with any Risk Participant, (iii) independently and without reliance upon either of the Funding Banks, each Risk Participant hereby acknowledges that, by becoming a party to this Agreement as a Risk Participant hereunder, to the extent it deems appropriate, it has made and shall continue to make its own independent investigation of the financial condition and affairs of the Credit Parties in connection with the taking or not taking of any action in connection herewith, and its own appraisal of the creditworthiness of the Credit Parties, and neither of the Funding Banks shall have any responsibility, either initially or on a continuing basis, to provide any Risk Participant with any credit or other information with respect thereto, whether coming into its possession before the consummation of the transactions contemplated herein or at any time or times thereafter, and (iv) neither of the Funding Banks shall be responsible to any Risk Participant for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectability, priority or sufficiency of this Agreement, any Loan in which a Risk Participant has a risk participation, the Letters of Credit or the other Financing Documents or the financial condition of any Credit Party or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement, the Notes or the other Financing Documents, or the financial condition of any Credit Party, or the existence or possible existence of any Default.

     SECTION 2.9 REPAYMENT OF LOANS.

     (a) The US Borrowers hereby unconditionally, jointly and severally promise to pay to the Administrative Agent for the account of each US Revolving Lender,
(1) the then unpaid principal amount of each US Revolving Credit Loan of such Lender on the Maturity Date (or such earlier date on which the Revolving Credit Loans become due and payable pursuant to Article 8); and (2) the amounts specified in Section 2.11 on the dates specified in Section 2.11. The US Borrowers hereby unconditionally, jointly and severally promise to pay to the US Swingline Lender the then unpaid principal amount of each US Swingline Loan on the date on which such US Swingline Loan becomes due and payable as provided in
Section 2.5(c) hereof (or such earlier date on which such US Swingline Loans become due and payable pursuant to Article 8). The US Borrowers hereby unconditionally, jointly and severally promise to pay to the Administrative Agent the then unpaid principal amount of each US Agent Advance on demand (or such earlier date on which such US Agent Advances become due and payable pursuant to Article 8). The US Borrowers hereby unconditionally, jointly and severally agree to pay interest on the unpaid principal amount of the Loans, the US Swingline Loans and the US Agent Advances, from time to time outstanding from the date hereof until payment in full thereof at the rates per annum, and on the dates, set forth in Section 2.6.

     (b) The Canadian Borrowers hereby unconditionally, jointly and severally promise to pay to the Canadian Administrative Agent for the account of each Canadian Revolving Lender, (1) the then unpaid principal amount of each Canadian Revolving Credit Loan of such Lender on the Maturity Date (or such earlier date on which the Revolving Credit Loans become due and payable pursuant to Article
8); and (2) the amounts specified in Section 2.11 on the dates specified in
Section 2.11. The Canadian Borrowers hereby unconditionally, jointly and severally promise to pay to the Canadian Swingline Lender the then unpaid principal amount of each Canadian Swingline Loan on the date on which such Canadian Swingline Loan becomes due and payable as provided in Section 2.5(d) hereof (or such earlier date on which such Canadian Swingline Loan becomes due and payable pursuant to Article 8). The Canadian Borrowers hereby unconditionally, jointly and severally promise to pay to the Canadian Administrative Agent the then unpaid principal amount of each Canadian Agent Advance on demand (or such earlier date on which such Canadian Agent Advances become due and payable pursuant to Article 8). The Canadian Borrowers hereby unconditionally, jointly and severally agree to pay interest on the unpaid principal amount of the Loans, the Canadian Swingline Loans and the Canadian Agent Advances from time to time, outstanding from the date hereof until payment in full thereof at the rates per annum, and on the dates, set forth in Section 2.6.

     (c) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing indebtedness of the Borrowers to such Lender resulting from each Loan of such Lender from time to time, including, without limitation, the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.

     (d) The Administrative Agent shall maintain a Register pursuant to Section 10.7(c), and a subaccount therein for each US Revolving Lender, in which shall be recorded (1) the amount of each US Loan made hereunder, the Type thereof and each Interest Period, if any, applicable thereto, (2) the amount of any principal or interest due and payable or to become due and payable from the US Borrowers to each US Revolving Lender hereunder, and (3) both the amount of any sum received by the Administrative Agent hereunder from the US Borrowers and each US Revolving Lender's Applicable Percentage thereof. The Administrative Agent shall maintain a separate register with respect to the US Swingline Loans which Register shall contain the same information as the Register with respect to the US Loans.

     (e) The Canadian Administrative Agent shall maintain a Register pursuant to
Section 10.7(c), and a subaccount therein for each Canadian Revolving Lender, in which shall be recorded (1) the amount of each Canadian Loan made hereunder, the Type thereof and each Interest Period, if any, applicable thereto, (2) the amount of any principal or interest due and payable or to become due and payable from the Canadian Borrowers to each Canadian Revolving Lender hereunder, and (3) both the amount of any sum received by the Canadian Administrative Agent hereunder from the Canadian Borrowers and each Canadian Revolving Lender's Applicable Percentage thereof. The Canadian Administrative Agent shall maintain a separate register with respect to the Canadian Swingline Loans which Register shall contain the same information as the Register with respect to the Canadian Loans.

     (f) The entries made in the Registers and the accounts of the Administrative Agent and the Canadian Administrative Agent and each Lender maintained pursuant to Section 2.9 (c), Section 2.9(d) or Section 2.9(e) shall, absent manifest error, be conclusive evidence of the existence and amounts of the obligations of the Borrowers therein recorded; provided, however, that the failure of any Lender or Agent to maintain a Register or any such account, or any error therein, shall not in any manner affect the obligations of each Borrower to repay (with applicable interest) the Loans made to such Borrower by such Lender in accordance with the terms of this Agreement.

     (g) The Administrative Agent shall render to the US Borrowers each month a statement of the US Borrowers' account setting forth the following information for the period from the date of the most recent preceding statement: the aggregate principal amount of new US Revolving Credit Loans and US Swingline Loans (if any) made to the US Borrowers, the aggregate amount of new Reimbursement Obligations which have not been reimbursed, the aggregate face amount of new US Letters of Credit issued for the account of the US Borrowers, the amount of remittances and payments actually collected and applied by the Administrative Agent to reduce the outstanding principal balance of the US Swingline Loans and US Revolving Credit Loans, to reimburse Reimbursement Obligations and establish L/C Cover during such period, the outstanding principal balances of the US Swingline Loans and US Revolving Credit Loans, and the aggregate US Letter of Credit Liabilities outstanding at the end of such period. Such statement shall be deemed to be correct and accepted by and be binding upon the US Borrowers unless the Administrative Agent receives a written statement of the US Borrowers' exceptions to such account statement within twenty (20) days after such statement was rendered to the US Borrowers, and then only those items disclosed on such statement will be considered to be disputed by the US Borrowers.

     (h) The Canadian Administrative Agent shall render to the Canadian Borrowers each month a statement of the Canadian Borrowers' account setting forth the following information for the period from the date of the most recent preceding statement: the aggregate principal amount of new Canadian Revolving Credit Loans and Canadian Swingline Loans made to the Canadian Borrowers, the aggregate amount of new Reimbursement Obligations which have not been reimbursed, the aggregate face amount of new Canadian Letters of Credit issued for the account of the Canadian Borrowers, the amount of remittances and payments actually collected and applied by the Canadian Administrative Agent to reduce the outstanding principal balance of the Canadian Revolving Credit Loans and Canadian Swingline Loans, to reimburse Reimbursement Obligations during such period and establish L/C Cover, the outstanding principal balances of the Canadian Revolving Credit Loans and Canadian Swingline Loans, and the aggregate Canadian Letter of Credit Liabilities outstanding at the end of such period. Such statement shall be deemed to be correct and accepted by and be binding upon the Canadian Borrowers unless the Canadian Administrative Agent receives a written statement of the Canadian Borrowers' exceptions to such account statement within twenty (20) days after such statement was rendered to the Canadian Borrowers, and then only those items disclosed on such statement will be considered disputed by the Canadian Borrowers.

     SECTION 2.10 VOLUNTARY ADJUSTMENT, TERMINATION OR REDUCTION OF REVOLVING CREDIT COMMITMENTS; EXTENSIONS.

     (a) So long as a Default has not occurred and is not continuing and subject to this Section 2.10(a), GUSAP and the Company may, upon at least five Business Days notice to the Administrative Agent and the Canadian Administrative Agent, elect to have the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments adjusted such that the Revolving Credit Commitment designated by them to be increased shall be increased by, subject to this Section 2.10(a), the amount designated by them and the other Revolving Credit Commitment shall be simultaneously decreased by the same amount. The Administrative Agent and the Lenders shall not be required to give effect to any adjustment under this
Section 2.10(a) which (i) is requested prior to 90 days following the Closing Date, (ii) is in an amount less than $10,000,000, (iii) is requested within 90 days of any prior adjustment under this Section 2.10(a), or (iv) would result, after giving effect to such adjustment, in the Aggregate US Revolving Credit Exposure or the Aggregate Canadian Revolving Credit Exposure exceeding, respectively, the US Maximum Available Amount or the Canadian Maximum Available Amount. Any adjustment of the Revolving Credit Commitments under this Section 2.10(a) shall be applied proportionately to the Combined Revolving Credit Commitments for each Lender, and the Combined Revolving Credit Commitments of each Lender (or each Lender and its Related Affiliate, if any) shall not be increased or reduced as a result of such adjustment. In connection with any such adjustment of the Revolving Credit Commitments of the Lenders, the Canadian Risk Participant Commitment and US Risk Participant Commitment of each Risk Participant shall be adjusted accordingly.

     (b) So long as a Default has not occurred and is not continuing and subject to this Section 2.10(b), the Borrowers may, upon at least five Business Days notice to the Administrative Agent, the Canadian Administrative Agent, the US Swingline Lender and the Canadian Swingline Lender, elect to have the US Swingline Commitment and the Canadian Swingline Commitment adjusted such that the Swingline Commitment designated by the Borrowers to be increased shall be increased by, subject to this Section 2.10(b), the amount designated by the Borrowers and the other Swingline Commitment shall be simultaneously decreased by the same amount. The Administrative Agent and the Swingline Lenders shall not be required to give effect to any adjustment under this Section 2.10(b) which
(i) is requested prior to 90 days following the Closing Date, (ii) is in an amount less than $10,000,000, (iii) is requested within 90 days of any prior adjustment under this Section 2.10(b), or (iv) would result, after giving effect to such adjustment, in the US Swingline Exposure or the Canadian Swingline Exposure exceeding, respectively, the US Swingline Availability or the Canadian Swingline Availability.

     (c) Each of the Borrowers may, upon at least five Business Days notice to the Administrative Agent and the Canadian Administrative Agent, terminate the Commitments entirely at any time. Neither the US Revolving Credit Commitments, the Canadian Revolving Credit Commitments, the US Swingline


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

Commitment nor the Canadian Swingline Commitment may be partially terminated by the US Borrowers or the Canadian Borrowers and each of the US Swingline Commitment and the Canadian Swingline Commitment may only be entirely terminated by the US Borrowers and the Canadian Borrowers in connection with the entire termination of the Commitments. If the Commitments are terminated in their entirety, all accrued commitment fees with respect thereto shall be payable on the effective date of such termination. Upon termination of the US Revolving Credit Commitments and the Canadian Revolving Credit Commitments in full, the commitments of the US Swingline Lender to make US Swingline Loans and the commitments of the Canadian Swingline Lender to make Canadian Swingline Loans shall terminate as well.

     (d) Subject to the other terms and conditions of this Agreement and unless the Commitments have been earlier terminated, the Commitments shall be available hereunder from the Closing Date until the Maturity Date (the "COMMITMENT PERIOD"). The Maturity Date may be extended for successive one year periods upon request by the Borrowers providing written notice to the Administrative Agent, with a copy to the Canadian Administrative Agent, each Lender and each Risk Participant, requesting that the Commitments hereunder are to be extended as at the then applicable Maturity Date. Any such request shall be provided by the Borrowers no later than 90 days prior to the then applicable Maturity Date. Each Lender may agree to extend its Commitments for the period specified within 30 days of receiving a copy of such notice. The Maturity Date shall not be extended unless each Lender and Risk Participant approves such extension request within the specified 30 days. Any Lender which fails to extend its Commitments within the specified 30 days shall be deemed to have refused to extend such Commitments.

     SECTION 2.11 MANDATORY PREPAYMENTS; VOLUNTARY PREPAYMENTS; ORDER OF APPLICATION.

     (a) MANDATORY PREPAYMENTS OF US REVOLVING CREDIT LOANS. If at any time (i) the Aggregate US Revolving Credit Exposure is in excess of the US Maximum Available Amount or (ii) the Allocated US Credit Exposure in respect of a US Borrower is in excess of such US Borrower's US Borrowing Base, the US Borrowers shall immediately jointly and severally pay to the Administrative Agent, for the account of the US Revolving Lenders, the amount of such excess to be applied (1) as a prepayment of the US Revolving Credit Loans and Reimbursement Obligations with respect to US Letters of Credit, with such payment to be applied first to the obligations of any US Borrower having Allocated US Credit Exposure in excess of its US Borrowing Base, and (2) after payment in full of the US Revolving Credit Loans and Reimbursement Obligations, as L/C Cover for the US Letter of Credit Liabilities in an amount of such remaining excess. The foregoing prepayment requirement is subject to the Administrative Agent's authority, in its sole discretion, to make Agent Advances pursuant to Section 2.28(a).

     (b) MANDATORY PREPAYMENT OF CANADIAN REVOLVING CREDIT LOANS. If at any time the Dollar Equivalent of the Aggregate Canadian Revolving Credit Exposure is in excess of the Canadian Maximum Available Amount, the Canadian Borrowers shall immediately jointly and severally pay to the Canadian Administrative Agent, for the account of the Canadian Revolving Lenders, the amount of such excess to be applied (1) as a prepayment of the Canadian Revolving Credit Loans and Reimbursement Obligations with respect to Canadian Letters of Credit, and (2) after payment in full of the Canadian Revolving Credit Loans and Reimbursement Obligations, as L/C Cover for the Canadian Letter of Credit Liabilities in an amount of such remaining excess. The foregoing prepayment requirement is subject to the Canadian Administrative Agent's authority, in its sole discretion, to make Agent Advances pursuant to Section 2.28(a).

     (c) APPLICATION OF PROCEEDS FROM US BLOCKED ACCOUNT. Upon and during the continuance of a Block Event, on or before 11:00 a.m. (Eastern Time) on each Business Day, the Administrative Agent shall disburse (or cause each US Lockbox Bank to disburse) to the appropriate Agent or Lenders for application in accordance with Section 2.11(f) and Section 2.11(h), all amounts then on deposit in each US Blocked Account which the Administrative Agent shall have determined constitute "collected funds" in accordance with the policies of the Administrative Agent then in effect.

     (d) APPLICATION OF PROCEEDS FROM CANADIAN BLOCKED ACCOUNT. Upon and during the continuance of a Block Event, on or before 11:00 a.m. (Toronto Time) on each Business Day, the Canadian Administrative Agent shall disburse (or cause the Canadian Lockbox Bank to disburse) to the appropriate Agent or Lenders for application in accordance with Section 2.11(g) and Section 2.11(i) hereof all amounts then on deposit in the Canadian Blocked Account which the Canadian Administrative Agent shall have determined constitute "collected funds" in accordance with the policies of the Canadian Administrative Agent then in effect.

     (e) VOLUNTARY PREPAYMENTS. Each of the Borrowers may, at their option, at any time and from time to time, prepay the Loans and the Reimbursement Obligations, in whole or in part, without premium or penalty except for breakage costs with respect to LIBOR Loans as provided in Section 2.19, upon giving, in the case of any LIBOR Loan or B/A Loan, five Business Days irrevocable prior written notice to the Administrative Agent, and, in the case of any ABR Loan or Canadian Prime Loan, prior written notice on the same Business Day to the Administrative Agent (in the case of prepayment of US Loans) or the Canadian Administrative Agent (in the case of a prepayment of Canadian Loans). Such notice shall specify, (i) in the case of any prepayment of Loans, the date and amount of prepayment and whether the prepayment is (A) of US Revolving Credit Loans, Canadian Revolving Credit Loans, US Swingline Loans or Canadian Swingline Loans, or a combination thereof, and (B) of LIBOR Loans, ABR Loans, B/A Loans or Canadian Prime Loans, or a combination thereof, and, in each case if a combination thereof, the principal amount allocable to each, and (ii) in the case of any prepayment of Reimbursement Obligations, the date and amount of prepayment, the identity of the applicable Letter of Credit or Letters of Credit and the amount allocable to each of such Reimbursement Obligations. In addition, the US Borrowers shall, in the case of US Loans or Reimbursement Obligations related to US Letters of Credit, specify the Applicable US Operating Borrower to which such prepayment should be allocated. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with (if a LIBOR Loan is prepaid other than at the end of the Interest Period applicable thereto) any amounts payable pursuant to Section
2.19. Each prepayment of US Revolving Credit Loans which are ABR Loans may be in any amount; each prepayment of Canadian Revolving Credit Loans which are ABR Loans shall be in a minimum principal amount of $2,000,000 and shall be in an integral multiple of $100,000; each prepayment of Canadian Prime Loans shall be in the minimum principal amount of C$2,000,000 and in an integral multiple of $100,000; each prepayment of LIBOR Loans shall be in the minimum principal amount of $5,000,000 and in an integral multiple of $100,000; each prepayment of B/A Loans shall be in the minimum principal amount of C$5,000,000; and in an integral multiple of C$100,000; or, in any case, the aggregate principal balance outstanding on such Loans.

     (f) ORDER OF PAYMENTS PRIOR TO DEFAULT (US BORROWERS). Unless a payment relates to a specific item of Lender Indebtedness (including as directed by a Borrower) or an Event of Default has occurred and is continuing, any payment by any of the US Borrowers (including, without limitation, any application of the proceeds of Collateral of the US Borrowers) in respect of the Lender Indebtedness, including, without limitation, amounts applied pursuant to Section 2.11(c), shall be applied to the Lender Indebtedness in the following order (i) first, to the payment in full of all costs, expenses and other charges (but not fees) of the Administrative Agent then due and payable by the Borrowers under the Financing Documents and all indemnities payable by the Borrowers under the Financing Documents then due to the Administrative Agent, (ii) second, to the payment in full of all costs, expenses and other charges (but not fees) of the US Revolving Lenders payable by the Borrowers under the Financing Documents and all indemnities payable by the Borrowers under the Financing Documents then due to any US Lender or US Risk Participant, (iii) third, to the payment in full of all fees payable by the Borrowers to the

Administrative Agent in its capacity as such, (iv) fourth, to the payment in full of all interest then due and payable in respect of the US Swingline Loans and US Agent Advances, (v) fifth, to the payment in full of all interest then due and payable in respect of the US Revolving Credit Loans, (vi) sixth, to the payment in full of all fees then due and payable to the US Revolving Lenders pursuant to Section 2.13(a) hereof, (vii) seventh, to the payment in full of all principal then due and payable under Section 2.11(a) above (for application first to US Agent Advances to the extent necessary to pay such US Agent Advances in full, then to US Swingline Loans to the extent necessary to pay the US Swingline Loans in full, and then to the US Revolving Credit Loans), (viii) eighth, to the payment of principal of US Agent Advances to the extent necessary to pay such US Agent Advances in full, then to the payment of principal of the US Swingline Loans, (ix) ninth, to the payment of principal of the US Revolving Credit Loans, (x) tenth, to any other Lender Indebtedness to the extent then due and payable, and (xi) eleventh, after giving effect to the payment in full of all amounts due and payable pursuant to clauses (i) through (x) preceding, to PASUG by depositing the net amount thereof in the Disbursement Account of PASUG. In applying any amounts under this Section 2.11(f): (x) amounts on deposit in the US Blocked Account which represent amounts that have been deposited to the US Blocked Account as amounts payable to a particular US Borrower; and (y) proceeds of Collateral of such US Borrower shall, in each case, only be applied against such of the relevant Lender Indebtedness as has been allocated to such US Borrower.

     (g) ORDER OF PAYMENTS PRIOR TO DEFAULT (CANADIAN BORROWERS). Unless a payment relates to a specific item of Lender Indebtedness (including as directed by a Borrower) or an Event of Default has occurred and is continuing, any payment by the Canadian Borrowers (including, without limitation, any application of the proceeds of Collateral of the Canadian Borrowers) in respect of the Canadian Lender Indebtedness, including, without limitation, amounts applied pursuant to Section 2.11(d), shall be applied to the Canadian Lender Indebtedness in the following order (i) first, to the payment in full of all costs, expenses and other charges (but not fees) of the Canadian Administrative Agent then due and payable by the Canadian Borrowers under the Financing Documents and all indemnities payable by the Borrowers under the Financing Agreements then due to the Canadian Administrative Agent, (ii) second, to the payment in full of all costs, expenses and other charges (but not fees) of the Canadian Revolving Lenders payable by the Canadian Borrowers under the Financing Agreements and all indemnities payable by the Canadian Borrowers under the Financing Agreements then due to any Canadian Lender or Canadian Risk Participant, (iii) third, to the payment in full of all fees payable by the Canadian Borrowers to the Canadian Administrative Agent in its capacity as such,
(iv) fourth, to the payment in full of all interest then due and payable in respect of Canadian Agent Advances and the Canadian Swingline Loans, (v) fifth, to the payment in full of all interest then due and payable in respect of the Canadian Revolving Credit Loans, (vi) sixth, to the payment in full of all fees then due and payable to the Canadian Revolving Lenders pursuant to Section 2.13(b) hereof, (vii) seventh, to the payment in full of all principal then due and payable under Section 2.11(b) above (for application first to Canadian Agent Advances to the extent necessary to pay such Canadian Agent Advances in full, then to the Canadian Swingline Loans to the extent necessary to pay the Canadian Swingline Loans in full, and then to the Canadian Revolving Credit Loans),
(viii) eighth, to the payment of principal of Canadian Agent Advances to the extent necessary to pay such Canadian Agent Advances in full, then to the payment of principal of the Canadian Swingline Loans, (ix) ninth, to the payment of principal of the Canadian Revolving Credit Loans, (x) tenth, to any other Canadian Lender Indebtedness to the extent then due and payable, and (ix) eleventh, after giving effect to the payment in full of all amounts due and payable pursuant to clauses (i) through (x) preceding, to the Canadian Borrowers by depositing the net amount thereof in the Disbursement Account for the Canadian Borrowers.

     (h) ORDER OF PAYMENTS DURING DEFAULT (US BORROWERS). During the existence of any Event of Default, any payments in respect of the Lender Indebtedness by or for the account of any of the US Borrowers or in respect of any of the proceeds of Collateral of the US Borrowers, including amounts applied pursuant to Section 2.11(c), shall be applied to the Lender Indebtedness (1) first, to the payment


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in full of all costs, expenses and other charges (but not fees) of the Agents incurred in connection with the collection and enforcement of the Lender Indebtedness and for the protection, preservation or sale, disposition or other realization upon the Collateral, including all expenses, liabilities and advances incurred or made by or on behalf of the Agents in their capacities as such, including attorneys' fees and legal expenses, (2) second, to the remaining US Lender Indebtedness (including to establish L/C Cover for all outstanding US Letters of Credit) on a prorata basis in such order as the Administrative Agent shall determine in its sole discretion in order to minimize tax or other costs to the Lenders, but expressly excluding any amounts to be paid pursuant to clause (4) of this Section 2.11(h), (3) third, to the remaining Canadian Lender Indebtedness (including to establish L/C Cover for all outstanding Canadian Letters of Credit) on a prorata basis in such order as the Canadian Administrative Agent shall determine in its sole discretion in order to minimize tax or other costs to the Lenders, but expressly excluding any amounts to be paid pursuant to clause (4) of this Section 2.11(h), and (4) fourth, on a prorata basis to any Lender Indebtedness consisting of amounts owed by any Credit Party in respect of any Swap Agreement or Cash Management Agreement; provided, that, (A) if any Lender or Risk Participant (or any Affiliate of a Lender or Risk Participant) other than Bank of America (or its Affiliates) enters into any Swap Agreement or Cash Management Agreement with any Borrower, such Lender or Risk Participant shall report to the Administrative Agent the current exposure of the Borrowers to such Lender or Risk Participant (or any Affiliate of a Lender or Risk Participant) under such Swap Agreements and Cash Management Agreements (and any increase in such exposure since the last report) no less frequently than monthly and whenever requested by the Administrative Agent, and (B) if there is any exposure or increase in the exposure of the Borrowers to such Lender or Risk Participant (or any Affiliate of a Lender or Risk Participant) under such Swap Agreements or Cash Management Agreements and such Lender or Risk Participant fails to report such exposure or increased exposure to the Administrative Agent as required in clause (A) above, then, notwithstanding anything to the contrary in this Agreement or any other Loan Document, the payment of such exposure or increased exposure shall not constitute Lender Indebtedness and shall not be secured by any of the Administrative Agent's or the Canadian Administrative Agent's Liens. In applying any amounts under this Section 2.11(h), amounts on deposit in the US Blocked Account which represent amounts that have been deposited to the US Blocked Account as amounts payable to a US Borrower, and proceeds of Collateral of a US Borrower, shall, in each case, be applied first against such of the relevant Lender Indebtedness as has been allocated to such US Borrower, and second, against such of the relevant Lender Indebtedness as has been guaranteed by such US Borrower.

     (i) ORDER OF PAYMENT DURING DEFAULT (CANADIAN BORROWERS). During the existence of any Event of Default, any payments in respect of the Lender Indebtedness by or for the account of the Canadian Borrowers or in respect of any of the proceeds of Collateral of the Canadian Borrowers, including amounts applied pursuant to Section 2.11(d), shall be applied to the Lender Indebtedness
(1) first, to the payment in full of all costs, expenses and other charges (but not fees) of the Agents incurred in connection with the collection and enforcement of the Lender Indebtedness and for the protection, preservation or sale, disposition or other realization upon the Collateral provided by the Canadian Borrowers, including all expenses, liabilities and advances incurred or made by or on behalf of the Agents in their capacities as such, including attorneys' fees and legal expenses, (2) second, to the remaining Canadian Lender Indebtedness (including to establish L/C Cover for all outstanding Canadian Letters of Credit) on a prorata basis in such order as the Canadian Administrative Agent shall determine in its sole discretion in order to minimize tax or other costs to the Lenders (but expressly excluding any amounts to be paid pursuant to clause (4) of Section 2.11(h)), (3) third, to the remaining US Lender Indebtedness (including to establish L/C Cover for all outstanding US Letters of Credit) on a prorata basis in such order as the Administrative Agent shall determine in its sole discretion in order to minimize tax or other costs to the Lenders, but expressly excluding any amounts to be paid pursuant to clause (4) of this Section 2.11(i), and (4) fourth, on a prorata basis to any Lender Indebtedness consisting of amounts owed by any Canadian Credit Party in respect of any Swap Agreement or Cash Management Agreement;


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

provided, that, (A) if any Lender or Risk Participant (or any Affiliate of a Lender or Risk Participant) other than Bank of America (or its Affiliates) enters into any Swap Agreement or Cash Management Agreement with any Borrower, such Lender or Risk Participant shall report to the Administrative Agent the current exposure of the Borrowers to such Lender or Risk Participant (or any Affiliate of a Lender or Risk Participant) under such Swap Agreements and Cash Management Agreements (and any increase in such exposure since the last report) no less frequently than monthly and whenever requested by the Administrative Agent, and (B) if there is any exposure or increase in the exposure of the Borrowers to such Lender or Risk Participant (or any Affiliate of a Lender or Risk Participant) under such Swap Agreements or Cash Management Agreements and such Lender or Risk Participant fails to report such exposure or increased exposure to the Administrative Agent as required in clause (A) above, then, notwithstanding anything to the contrary in this Agreement or any other Loan Document, the payment of such exposure or increased exposure shall not constitute Lender Indebtedness and shall not be secured by any of the Administrative Agent's or the Canadian Administrative Agent's Liens. In applying any amounts under this Section 2.11(i), amounts on deposit in the Canadian Blocked Account which represent amounts that have been deposited to the Canadian Blocked Account as amounts payable to the Canadian Borrowers, and proceeds of Collateral of the Canadian Borrowers, shall, in each case, be applied, first, against such of the relevant Canadian Lender Indebtedness, and second, against such of the relevant Lender Indebtedness as has been guaranteed by the Canadian Borrowers.

     SECTION 2.12 CONTINUATION AND CONVERSION OPTIONS.

     (a) CONTINUATION. The Borrowers may elect to continue all or any part of any Borrowing of LIBOR Loans or B/A Loans beyond the expiration of the then current Interest Period relating thereto by giving Advance Notice (which shall be irrevocable) to the Administrative Agent, in the case of LIBOR Loans, or the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent), in the case of B/A Loans, of such election, specifying the LIBOR Loans or B/A Loans or portion thereof to be continued and the Interest Period therefor. In the absence of such a timely and proper election with regard to LIBOR Loans, the Borrowers shall be deemed to have elected to convert such LIBOR Loans to ABR Loans pursuant to Section 2.12(d). In the absence of such a timely and proper election with regard to B/A Loans, the Borrowers shall be deemed to have elected to convert such B/A Loans to Canadian Prime Loans pursuant to
Section 2.12(f).

     (b) AMOUNT OF CONTINUATIONS. All or part of any LIBOR Loans may be continued as provided herein, provided that any continuation of such Loans shall not be (as to each Borrowing of such Loans as continued for an applicable Interest Period) less than $5,000,000 for all Lenders and shall be in an integral multiple of $1,000,000. All or part of any B/A Loans may be continued as provided herein, provided that any continuation of such Loans shall not be (as to each Borrowing of such Loans as continued for an applicable Interest Period) less than C$5,000,000 for all Lenders and shall be in an integral multiple of C$1,000,000.

     (c) CONTINUATION OR CONVERSION UPON DEFAULT. If, but only if, no Default shall have occurred and be continuing, each LIBOR Loan or B/A Loan may be continued or converted as provided in this Section 2.12.

     (d) CONVERSION TO ABR OR CANADIAN PRIME RATE. The Borrowers may elect to convert any LIBOR Loan on the last day of the then current Interest Period relating thereto to an ABR Loan by giving Advance Notice to the Administrative Agent of such election. The Canadian Borrowers may elect to convert any B/A Loan on the last day of the then current Interest Period relating thereto to a Canadian Prime Loan by giving Advance Notice to the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent) of such election.


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

     (e) CONVERSION TO LIBOR RATE. If, but only if, no Default shall have occurred and be continuing, the Borrowers may elect to convert any ABR Loan at any time or from time to time to a LIBOR Loan by giving Advance Notice (which shall be irrevocable) to the Administrative Agent of such election, specifying each Interest Period therefor.

     (f) CONVERSION TO B/A LOAN. If, but only if, no Default shall have occurred and be continuing, the Borrowers may elect to convert any Canadian Prime Loan at any time or from time to time to a B/A Loan by giving Advance Notice to the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent) of such election, specifying each Interest Period therefor.

     SECTION 2.13 FEES.

     (a) US REVOLVING CREDIT COMMITMENTS. The US Borrowers shall jointly and severally pay to the Administrative Agent for the account of and distribution to each US Revolving Lender in accordance with its US Revolving Credit Percentage a commitment fee, for the period commencing on the Closing Date to and including the Maturity Date (or such earlier date as the US Revolving Credit Commitments shall have been terminated entirely), computed at a rate per annum equal to the Applicable Margin, on the average daily excess amount of the US Revolving Credit Commitments over the US Revolving Credit Exposure. The commitment fees on the US Revolving Credit Commitments earned from and after the Closing Date shall be payable in arrears on the first Business Day of each month commencing after the Closing Date.

     (b) CANADIAN REVOLVING CREDIT COMMITMENTS. The Canadian Borrowers shall jointly and severally pay to the Canadian Administrative Agent for the account of and distribution to each Canadian Revolving Lender in accordance with its Canadian Revolving Credit Percentage a commitment fee, for the period commencing on the Closing Date to and including the Maturity Date (or such earlier date as the Canadian Revolving Credit Commitments shall have been terminated entirely), computed at a rate per annum equal to the Applicable Margin, on the average daily excess amount of the Canadian Revolving Credit Commitments over the Canadian Revolving Credit Exposure. The commitment fees on the Canadian Revolving Credit Commitments earned from and after the Closing Date shall be payable in arrears on the first Business Day of each month commencing after the Closing Date.

     (c) US LETTERS OF CREDIT.

     (1) The US Borrowers shall jointly and severally pay to the applicable Issuing Bank, with respect to any issuance, amendment, transfer, or cancellation prior to expiration of any US Letter of Credit and for each drawing made thereunder, documentary and processing charges in accordance with such Issuing Bank's standard schedule for such charges in effect at the time of, and payable at the time of, such issuance, amendment, transfer, cancellation or drawing, as the case may be, as well as a fronting fee in an amount to be agreed from time to time between the US Borrowers and the applicable Issuing Bank. All fees payable pursuant to this Section 2.13(c)(1) shall be retained by the applicable Issuing Bank.

     (2) The US Borrowers will jointly and severally pay to the Administrative Agent for the account of and pro rata distribution to each US Revolving Lender a fee on the daily average amount available for drawings under each US Letter of Credit, in each case for the period from and including the date of issuance of such US Letter of Credit to and excluding the date of expiration or termination thereof computed at a per annum rate for each day equal to the Applicable Margin for LIBOR Loans. Such fees shall be payable in arrears on the first Business Day of each month.


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

     (d) CANADIAN LETTERS OF CREDIT.

     (1) The Canadian Borrowers shall jointly and severally pay to the applicable Issuing Bank, with respect to any issuance, amendment, transfer, or cancellation prior to expiration of any Canadian Letter of Credit and for each drawing made thereunder, documentary and processing charges in accordance with such Issuing Bank's standard schedule for such charges in effect at the time of, and payable at the time of, such issuance, amendment, transfer, cancellation or drawing, as the case may be, as well as a fronting fee in an amount to be agreed from time to time between the Canadian Borrowers and the applicable Issuing Bank. All fees payable pursuant to this Section 2.13(d)(1) shall be retained by the applicable Issuing Bank.

     (2) The Canadian Borrowers will jointly and severally pay to the Canadian Administrative Agent for the account of and pro rata distribution to each Canadian Revolving Lender a fee on the daily average amount available for drawings under each Canadian Letter of Credit, in each case for the period from and including the date of issuance of such Canadian Letter of Credit to and excluding the date of expiration or termination thereof computed at a per annum rate for each day equal to the Applicable Margin for B/A Loans. Such fees shall be payable in arrears on the first Business Day of each month.

     (e) AUDIT AND DUE DILIGENCE FEES. On the Closing Date, the Borrowers shall pay to the Administrative Agent (i) all reasonable fees and/or verification costs incurred by the Administrative Agent or the Canadian Administrative Agent in connection with audits conducted against the Borrowers' property and assets prior to the Closing Date (up to a maximum of $850 per person, per day), and
(ii) any other reasonable out-of-pocket expenses related to any of the foregoing.

     (f) FEE LETTER. The US Borrowers shall jointly and severally pay to the Administrative Agent such fees as are set forth in the Fee Letter, on the dates and in the manner specified therein, and the Canadian Borrowers shall jointly and severally pay to the Canadian Administrative Agent such fees as are set forth in the Fee Letter, on the dates and in the manner set forth therein.

     SECTION 2.14 PAYMENTS, ETC.

     (a) WITHOUT SETOFF, ETC. Except as otherwise specifically provided herein, all payments under this Agreement shall be made to the Administrative Agent (if such payment is made on or in respect of US Loans or US Commitments) or to the Canadian Administrative Agent (if such payment is made on or in respect of Canadian Loans or Canadian Commitments) for the account of the appropriate Lenders without defense, set-off or counterclaim not later than 1:00 p.m. Eastern Time on the date when due and shall be made in Dollars (unless such payment is a payment of principal or interest on C$ Denominated Loans or Reimbursement Obligations with respect to Canadian Letters of Credit denominated in C$, in which case such payments shall be in C$) in immediately available funds at the Payment Office of the appropriate Agent. Except with respect to Swingline Loans and Agent Advances, the Administrative Agent or the Canadian Administrative Agent will promptly thereafter distribute funds in the form received relating to the payment of principal or interest or commitment fees ratably to the appropriate Lenders for the account of their respective Lending Offices, and funds in the form received relating to the payment of any other amount payable to any Lender to such Lender for the account of its applicable Lending Office.

     (b) NON-BUSINESS DAYS. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to


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

the next succeeding Business Day (except as otherwise provided in Section 2.7 hereof) and, with respect to payments of principal, interest thereon shall be payable at the applicable rate during such extension.

     (c) COMPUTATIONS. All computations of interest (other than interest on LIBOR Loans) and fees shall be made on the basis of a year of 365 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or fees are payable. All computations of interest on LIBOR Loans shall be made on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Each determination by the Administrative Agent or the Canadian Administrative Agent of an interest rate or fee hereunder shall, except for manifest error, be final, conclusive and binding for all purposes. If the Administrative Agent or the Canadian Administrative Agent and the Borrowers determine that manifest error exists, said parties shall correct such error by way of an adjustment to the next payment due hereunder. For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever interest to be paid hereunder is to be calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 360 or such other period of time, as the case may be. Calculations of interest shall be made using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or any other basis that gives effect to the principle of deemed reinvestment of interest.

     SECTION 2.15 INTEREST RATE NOT ASCERTAINABLE, ETC. In the event that the Administrative Agent shall have determined (which determination shall be reasonably exercised and shall, absent manifest error, be final, conclusive and binding upon all parties) that on any date for determining the LIBOR Rate for any Interest Period, by reason of any changes affecting the London interbank LIBOR market, or any Lender's position in such market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBOR Rate, then, and in any such event, the Administrative Agent shall forthwith give notice (by telephone confirmed in writing) to the Borrowers and to the Lenders of such determination. Until the Administrative Agent notifies the Borrowers that the circumstances giving rise to the suspension described herein no longer exist, the obligations of the Lenders to make LIBOR Loans shall be immediately suspended, any Borrowing of LIBOR Loans that is requested (by continuation, conversion or otherwise) shall instead be made as a Borrowing of ABR Loans, and any outstanding LIBOR Loan shall be converted, on the last day of the then current Interest Period applicable thereto, to an ABR Loan.

     SECTION 2.16 ILLEGALITY.

     (a) DETERMINATIONS OF ILLEGALITY OF LIBOR LOAN. In the event that any Lender shall have determined (which determination shall be reasonably exercised and shall, absent manifest error, be final, conclusive and binding upon all parties) at any time that the making or continuance of any LIBOR Loan has become unlawful as a result of compliance by such Lender in good faith with any applicable law, governmental rule, regulation, guideline or order (whether or not having the force of law and whether or not failure to comply therewith would be unlawful), then, in any such event, such Lender shall give prompt notice (by telephone confirmed in writing) to the Borrowers, and the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to the other Lenders).

     (b) LIBOR LOANS SUSPENDED. Upon the giving of the notice to the Borrowers referred to in Section 2.16(a) above, (1) the Borrowers' right to request (by continuation, conversion or otherwise) and such Lender's obligation to make LIBOR Loans shall be immediately suspended, and thereafter, any requested Borrowing of LIBOR Loans shall, as to such Lender only, be deemed to be a request for a ABR Loan, and (2) if the affected LIBOR Loan or Loans are then outstanding, the Borrowers shall immediately, or if permitted by applicable law, no later than the date permitted thereby, upon at least one Business Day's written notice to the Administrative Agent and the affected Lender, convert each such LIBOR Loan into an ABR Loan, provided that if more than one Lender is affected at any time, then all affected Lenders must be treated the same pursuant to this subsection.

     (c) DETERMINATIONS OF ILLEGALITY OF DOLLAR DENOMINATED LOANS. In the event that any Canadian Revolving Lender shall have determined (which determination shall be reasonably exercised and shall, absent manifest error, be final, conclusive and binding upon all parties) at any time that the making or continuance of any Dollar Denominated Loan has become unlawful as a result of compliance by such Canadian Revolving Lender in good faith with any applicable law, governmental rule, regulation, guideline or order (whether or not having the force of law and whether or not failure to comply therewith would be unlawful), then, in any such event, such Canadian Revolving Lender shall give prompt notice (by telephone confirmed in writing) to the Canadian Borrowers and to the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent) of such determination (which notice the Canadian Administrative Agent shall promptly transmit to the other Canadian Revolving Lenders).

     (d) DOLLAR DENOMINATED LOAN SUSPENDED. Upon the giving of the notice to the Canadian Borrowers referred to in Section 2.16(c) above, (1) the Canadian Borrowers' right to request (by continuation, conversion or otherwise) and such Canadian Revolving Lender's obligation to make Dollar Denominated Loans shall be immediately suspended, and thereafter, any requested Borrowing of Dollar Denominated Loans shall, as to such Canadian Revolving Lender only, be deemed to be a request for a Canadian Revolving Credit Loan denominated in C$, and (2) if the affected Dollar Denominated Loan or Loans are then outstanding, the Canadian Borrowers shall immediately, or if permitted by applicable law, no later than the date permitted thereby, upon at least one Business Day's written notice to the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent) and the affected Canadian Revolving Lender, convert each such Dollar Denominated Loan which is a LIBOR Loan into a B/A Loan and convert each such Dollar Denominated Loan which is an ABR Loan into a Canadian Prime Loan, provided that if more than one Lender is affected at any time, then all affected Lenders must be treated the same pursuant to this subsection.

     SECTION 2.17 INCREASED COSTS.

     (a) LIBOR REGULATIONS, ETC. If, by reason of (x) the introduction of or any change (including any change by way of imposition or increase of reserve requirements) in or in the interpretation of any law or regulation, or (y) the compliance with any guideline or request issued by any central bank or other governmental authority or quasi-governmental authority exercising control over banks or financial institutions generally (whether or not having the force of law):

     (1) any Lender (or its applicable Lending Office) shall be subject to any Tax or other charge with respect to its LIBOR Loans or its obligation to make LIBOR Loans, or shall change the basis of taxation of payments to any Lender of the principal of or interest on its LIBOR Loans or its obligation to make LIBOR Loans (except for changes in the rate of tax on the overall net income or gross receipts of such Lender or its applicable Lending Office imposed by the jurisdiction in which such Lender's principal executive office or applicable Lending Office is located); or

     (2) any reserve (including any imposed by the Board), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or its applicable Lending Office shall be imposed or deemed applicable or any other condition affecting its LIBOR Loans or its obligations to make LIBOR Loans shall be imposed on any Lender or its applicable Lending Office or the interbank LIBOR market or the secondary certificate of deposit market;

and as a result thereof there shall be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining LIBOR Loans or there shall be a reduction in the amount received or receivable by such Lender or its applicable Lending Office, then the applicable Borrowers shall from time to time, upon written notice from and demand by such Lender (with a copy of such notice and demand to the Administrative Agent), pay to such Lender on demand additional amounts determined by such Lender to be sufficient to indemnify such Lender against such increased cost. A certificate as to the amount of such increased cost and the calculation thereof, submitted to the Borrowers and the Administrative Agent by such Lender, shall, except for manifest error, be final, conclusive and binding for all purposes.

     (b) COSTS. If any Lender shall advise the Administrative Agent that at any time, because of the circumstances described in clauses (x) or (y) in Section 2.17(a) or any other circumstances affecting such Lender or the London interbank market or such Lender's position in such market, the LIBOR Rate, as determined in good faith by the Administrative Agent, will not adequately and fairly reflect the cost to such Lender of funding its LIBOR Loans, then, and in any such event:

     (1) the Administrative Agent shall forthwith give notice (by telephone confirmed in writing) to the Borrowers and to the Lenders of such advice; and

     (2) the Borrowers' right to request a Borrowing of LIBOR Loans from such Lender and such Lender's obligation to make LIBOR Loans shall be immediately suspended, any such Borrowing of LIBOR Loans that is requested (by continuation, conversion or otherwise) shall, as to such Lender only, be deemed to be a request for an ABR Loan, and any such outstanding LIBOR Loan from such Lender shall be converted, on the last day of the then current Interest Period applicable thereto, to an ABR Loan.

     (c) CAPITAL ADEQUACY. If (1) the introduction of or any change after the date hereof (including any change by way of imposition or increase of reserve requirements) in or in the interpretation of any law or regulation, or (2) the compliance with any guideline or request issued by any central bank or other Governmental Authority or other authority exercising control over banks or financial institutions generally (whether or not having the force of law), affects or would affect the amount of capital required to be maintained by any Lender or any corporation controlling such Lender, and the amount of such capital is increased by or based upon the existence of such Lender's Loans or such Lender's Commitment hereunder and other commitments to lend or of the Letters of Credit (or similar contingent obligations), then, upon written request therefor by such Lender (with a copy of such request to the Administrative Agent), the applicable Borrowers shall pay to such Lender, from time to time as specified by such Lender, additional amounts sufficient to compensate such Lender for the increased cost of such additional capital in light of such circumstances, to the extent that such Lender reasonably determines such increase in capital to be allocable to the existence of such Lender's Loans or such Lender's commitment to lend hereunder or to the issuance or maintenance of the Letters of Credit. A certificate as to such amounts and the calculation thereof, submitted to the Borrowers and the Administrative Agent by such Lender, shall be conclusive and binding for all purposes, absent manifest error.

     (d) ISSUING BANK. The rights and benefits of the Lenders under this Section
2.17 shall also apply to any Issuing Bank in its capacity as such.

     SECTION 2.18 CHANGE OF LENDING OFFICE. Each Lender agrees that it will use reasonable efforts to designate an alternate Lending Office with respect to any of its LIBOR Loans affected by the matters or circumstances described in Section 2.15, Section 2.16 or Section 2.17 to reduce the liability of


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the Borrowers or avoid the results provided thereunder, so long as such designation is not disadvantageous to such Lender as determined by such Lender in its sole discretion.

     SECTION 2.19 FUNDING LOSSES. Each of the Borrowers shall compensate each Lender, upon its written request (which request shall set forth the basis for requesting such amounts and shall, absent manifest error, be final, conclusive and binding upon all of the parties hereto), for all losses, expenses and liabilities (including any interest paid by such Lender to lenders of funds borrowed by it to make or carry its LIBOR Loans to such Borrowers), which the Lender may sustain: (a) if for any reason (other than a default by such Lender) a Borrowing of LIBOR Loans does not occur on the date specified therefor in a Borrowing Request (whether or not withdrawn), including a failure by the applicable Borrowers to fulfill on the date of any Borrowing of LIBOR Loans the conditions set forth in Article 3, or to convert or continue any LIBOR Loan hereunder after irrevocable notice of such conversion or continuation has been given pursuant to Section 2.12; (b) if any payment, prepayment or conversion of any of its LIBOR Loans required or permitted by any other provision of this Agreement or otherwise, or any assignment of a LIBOR Loan pursuant to Section 2.23, in each case is made or deemed made on a date which is not the last day of the Interest Period applicable thereto; or (c) if, for any reason, any of the Borrowers defaults in its obligation to repay its LIBOR Loans or B/A Loans as and when due and payable (at the due date thereof, whether at scheduled maturity, by acceleration, irrevocable notice of prepayment or otherwise).

     SECTION 2.20 SHARING OF PAYMENTS, ETC.

     (a) If any US Revolving Lender shall obtain any payment or reduction (including any amounts received as adequate protection of a deposit treated as cash collateral under the Bankruptcy Code) of any obligations of the US Borrowers hereunder (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) in excess of its ratable share of payments or reductions on account of such obligations obtained by all the US Revolving Lenders, such US Revolving Lender shall forthwith notify each of the other US Revolving Lenders and the Administrative Agent of such receipt, and purchase from the other US Revolving Lenders such participations in the affected obligations as shall be necessary to cause such purchasing US Revolving Lender to share the excess payment or reduction, net of costs incurred in connection therewith, ratably with each of them; provided that, if all or any portion of such excess payment or reduction is thereafter recovered from such purchasing US Revolving Lender or additional costs are incurred, the purchase shall be rescinded and the purchase price restored to the extent of such recovery or such additional costs, but without interest. The US Borrowers agree that any US Revolving Lender so purchasing a participation from another US Revolving Lender pursuant to this Section 2.20 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such US Revolving Lender were the direct creditor of the US Borrowers in the amount of such participation.

     (b) If any Canadian Revolving Lender shall obtain any payment or reduction of any obligation of the Canadian Borrowers hereunder (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) in excess of its ratable share of payments or reductions on account of such obligations obtained by all the Canadian Revolving Lenders, such Canadian Revolving Lender shall forthwith notify each of the other Canadian Revolving Lenders and the Canadian Administrative Agent (with a simultaneous copy to the Administrative Agent) of such receipt, and purchase from the other Canadian Revolving Lenders such participations in the affected obligations as shall be necessary to cause such purchasing Canadian Revolving Lender to share the excess payment or reduction, net of costs incurred in connection therewith, ratably with each of them; provided that, if all or any portion of such excess payment or reduction is thereafter recovered from such purchasing Canadian Revolving Lender or additional costs are incurred, the purchase shall be rescinded and the purchase price restored to the extent of such recovery or such additional costs, but without interest. The Canadian Borrowers agree that any Canadian Revolving Lender so purchasing a participation from another Canadian Revolving Lender


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

pursuant to this Section 2.20 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Canadian Revolving Lender were the direct creditor of the Canadian Borrowers in the amount of such participation.

     SECTION 2.21 TAXES.

     (a) PAYMENTS FREE AND CLEAR. Any and all payments by or on account of any obligation of any of the Borrowers hereunder shall be made free and clear of and without deduction or withholding for any Indemnified Taxes or Other Taxes; provided, that, if any of the Borrowers shall be required to deduct, withhold, pay or be assessed any Indemnified Taxes or Other Taxes in respect of such payments, or any Indemnitee that receives any payments shall be required to deduct, withhold, pay or be assessed any Indemnified Taxes or Other Taxes in respect of such payments, then (1) the amounts payable by the Borrowers shall be increased so that, after taking into account all assessments or making all required deductions, withholdings, payments and assessments (including deductions, withholdings, payments and assessments applicable to additional sums payable under this Section 2.21), each Indemnitee receives and retains an amount equal to the sum it would have received had no such deduction, withholding, payment or assessment been made (and for greater certainty, it is intended by the parties hereto that the applicable Borrowers be responsible to pay such additional amounts to the Applicable Funding Bank in respect of both (i) the withholding obligations of the applicable Borrowers on payments to the Applicable Funding Bank and (ii) the withholding obligations of the Applicable Funding Bank on payments to a Risk Participant), and (2) the applicable Borrowers shall make all such deductions, withholdings, payments and assessments and such Borrowers shall pay the full amount deducted, withheld, paid or assessed to the relevant Governmental Authority in accordance with applicable law.

     (b) OTHER TAXES. In addition, the applicable Borrowers shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

     (c) INDEMNIFICATION. Each of the Borrowers shall indemnify each Indemnitee on an After Tax Basis, upon written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by or on behalf of such Indemnitee on or with respect to or otherwise deducted, withheld or remitted from any payment by or on account of any obligation of such Borrowers hereunder or any payment by a Funding Bank to a Risk Participant hereunder (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this
Section 2.21) and any penalties, interest or additions thereto and all reasonable costs and expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the applicable Borrowers by any Indemnitee, on its own behalf or on behalf of any Lender or an Issuing Bank, shall be conclusive absent manifest error.

     (d) RECEIPTS. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by any of the Borrowers to a Governmental Authority, such Borrowers shall deliver to the Administrative Agent or the Canadian Administrative Agent, as applicable, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

     (e) TAX CERTIFICATIONS. Each Lender shall provide to the Borrowers, on the Closing Date, all such certifications and other confirmations as may be reasonably required by the Borrowers to evidence or confirm that (i) in the case of a Canadian Lender, such Canadian Lender is an Exempt Canadian Lender, or (ii) in the case of a US Lender, such US Lender is an Exempt US Lender. Each Risk Participant shall provide to the Funding Banks and the Borrowers, on the Closing Date, a Risk Participant Certification.


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

     (f) RISK PARTICIPATIONS. In the event that any Funding Bank (or any Agent on its behalf) shall be required to deduct, withhold, pay or be assessed any Indemnified Taxes or Other Taxes in respect of any payments to a Risk Participant hereunder, then (1) the Borrowers shall pay to such Funding Bank (or the applicable Agent) an amount such that, after taking into account all assessments or making all required deductions, withholdings, payments and assessments (including deductions, withholdings, payments and assessments applicable to additional sums payable under this Section 2.21), each Risk Participant receives and retains an amount equal to the sum it would have received had no such deduction, withholding, payment or assessment been made, and (2) the Funding Bank (or the applicable Agent on its behalf) shall make (but only to the extent it actually received such amount from the applicable Borrowers) all such deductions, withholdings, payments and assessments and shall pay the full amount deducted, withheld, paid or assessed to the relevant Governmental Authority in accordance with applicable law.

     (g) SURVIVAL. Without prejudice to the survival of any other agreement contained herein, the agreements and obligations contained in this Section 2.21 shall survive the payment in full of principal and interest hereunder.

     SECTION 2.22 PRO RATA TREATMENT. Subject to Section 2.4(d), each Borrowing of US Revolving Credit Loans shall be made, and each payment on account of any commitment fee in respect of the US Revolving Credit Commitments hereunder and any reduction of the US Revolving Credit Commitments of the US Revolving Lenders shall be allocated, by the Administrative Agent pro rata according to the relevant US Revolving Credit Percentages of the US Revolving Lenders. Subject to
Section 2.4(d) and Section 2.11, each payment (including each prepayment) on account of principal of and interest on any US Revolving Credit Loans shall be allocated by the Administrative Agent pro rata according to the respective outstanding principal amounts of such US Revolving Credit Loans then held by the US Revolving Lenders. Subject to Section 2.4(d), each Borrowing of Canadian Revolving Credit Loans shall be made, and each payment on account of any commitment fee in respect of the Canadian Revolving Credit Commitments hereunder, and any reduction of the Canadian Revolving Credit Commitments of the Canadian Revolving Lenders shall be allocated, by the Canadian Administrative Agent pro rata according to the relevant Canadian Revolving Credit Percentages of the Canadian Revolving Lenders. Subject to Section 2.4(d) and Section 2.11, each payment (including each prepayment) on account of principal of and interest on any Canadian Revolving Credit Loans shall be allocated by the Canadian Administrative Agent pro rata according to the respective outstanding principal amounts of such Canadian Revolving Credit Loans then held by the Canadian Revolving Lenders.

     SECTION 2.23 REPLACEMENT OF LENDERS. If (i) any Lender does not make a LIBOR Loan pursuant to Section 2.16 or fails to designate an alternate Lending Office pursuant to Section 2.18 or (ii) if any Lender seeks indemnification for increased costs pursuant to Section 2.17, or is owed additional amounts pursuant to Section 2.21, which increased costs or additional amounts are not being incurred generally by the other Lenders, then the Borrowers shall have the right, if no Default then exists, to replace such Lender with another bank or financial institution with the consent of the Administrative Agent and the Canadian Administrative Agent, which consent shall not be unreasonably withheld, provided that (a) the obligations of the Borrowers owing hereunder or under any other Financing Document to the Lender being replaced (including such increased costs and additional amounts) that are not being assigned to the replacement lender shall be paid in full to the Lender being replaced concurrently with such replacement, (b) the replacement lender shall execute an Assignment and Acceptance pursuant to which it shall become a party hereto as provided in
Section 10.7 and such assignment shall be effectuated in accordance with Section 10.7, (c) upon compliance with the provisions for assignment provided in Section
10.7 and the payment of amounts referred to in clause (a), the replacement lender shall constitute a "Lender" hereunder and the Lender being so replaced shall no longer constitute a "Lender" hereunder, and (d) any such replacement shall be effected within 90 days after the Borrowers became aware of circumstances giving rise to such right of replacement.


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

     SECTION 2.24 BANK CHARGES; ADVANCES OF REVOLVING CREDIT LOANS TO SATISFY LENDER INDEBTEDNESS. The Borrowers shall pay to the Agents, on demand, any and all fees, costs or expenses which either Agent pays to a bank or other similar institution (including any fees paid by an Agent to any Participant) arising out of or in connection with (i) the forwarding to a Borrower or any other Person on behalf of a Borrower by an Agent of proceeds of Loans made to a Borrower pursuant to this Agreement and (ii) the depositing for collection by an Agent of any check or other payment item received or delivered to an Agent on account of the Lender Indebtedness (collectively, "BANK CHARGES"). Each of the Borrowers and each Lender hereby agrees with the Administrative Agent, the Canadian Administrative Agent and each other Lender that, on each date on which Bank Charges are due hereunder or on which any other payment of interest, fees, principal or other amounts are due and owing hereunder or under any of the other Financing Documents, the Administrative Agent or the Canadian Administrative Agent may, in its sole discretion, but without any obligation to do so and subject to all other terms of this Agreement (other than any request for delivery of a Borrowing Request hereunder), cause a Borrowing of (a) US Swingline Loans to the extent of the remaining US Swingline Availability, and thereafter such Borrowings shall be US Revolving Credit Loans which shall be ABR Loans, or (b) Dollar Denominated Canadian Swingline Loans to the extent of the remaining Canadian Swingline Availability, and thereafter such Borrowings shall be Dollar Denominated Canadian Revolving Credit Loans which shall be ABR Loans, each to be made on such date in an amount sufficient to satisfy in full all such Bank Charges and payments of interest, fees or other amounts which are then due hereunder (including principal, interest, and other amounts owing in respect of Agent Advances), and the Administrative Agent or the Canadian Administrative Agent may disburse the proceeds of such Borrowing to each other Agent and Lender to satisfy all such obligations and liabilities which are then due. The Administrative Agent or the Canadian Administrative Agent, as applicable, shall notify the Borrowers promptly after any Borrowing is made in accordance with this Section 2.24; provided that any failure by the Administrative Agent or the Canadian Administrative Agent to provide any such notice shall not relieve the applicable Borrowers from their obligation to repay any such Borrowing in accordance with this Agreement.

     SECTION 2.25 JOINT AND SEVERAL LIABILITY OF US BORROWERS AND OF CANADIAN BORROWERS; RIGHTS OF CONTRIBUTION AMONG US BORROWERS.

     (a) Each US Borrower states and acknowledges that: (i) pursuant to this Agreement, the US Borrowers desire to utilize their borrowing potential on a consolidated basis to the same extent possible as if they were merged into a single corporate entity; (ii) each US Borrower has determined that it will benefit specifically and materially from the advances of credit contemplated by this Agreement; (iii) it is both a condition precedent to the obligations of the Agents, the Lenders, the Risk Participants and the Issuing Banks hereunder and a desire of each US Borrower that each US Borrower execute and deliver this Agreement; and (iv) each US Borrower has requested and bargained for the structure and terms of and security for the advances contemplated by this Agreement.

     (b) Each US Borrower hereby irrevocably and unconditionally: (i) agrees that it is jointly and severally liable to the Administrative Agent, the Lenders, the Risk Participants and each Issuing Bank for the full and prompt payment and performance of the obligations of each US Borrower under this Agreement and each other Financing Document that may specify that a particular US Borrower is responsible for a given payment or performance, including without limitation, all US Lender Indebtedness; (ii) agrees to fully and promptly perform all of its obligations hereunder with respect to each advance of credit hereunder as if such advance had been made directly to it; and (iii) agrees as a primary obligation to indemnify each Agent, each Lender, each Risk Participant and each Issuing Bank, on demand, for and against any loss incurred by any Agent, any Issuing Bank, any Risk Participant or any Lender as a result of any of the obligations of any US Borrower (the "SUBJECT US BORROWER") being or becoming void, voidable, unenforceable or ineffective for any reason whatsoever, whether or not known to the subject US Borrower or any Person, the amount of such loss being the amount which the Agents (or


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

any of them), any Issuing Bank, the Risk Participants (or any of them) or the Lenders (or any of them) would otherwise have been entitled to recover from the subject Borrower.

     (c) It is the intent of each US Borrower that the indebtedness, obligations and liabilities hereunder of no one of them be subject to challenge on any basis related to any federal or state law dealing with fraudulent conveyances or any other law related to transfers for less than fair or reasonably equivalent value. Accordingly, as of the date hereof, the liability of each US Borrower under this Section 2.25, together with all of its other liabilities to all Persons as of the date hereof and as of any other date on which a transfer is deemed to occur by virtue of this Agreement, calculated in amount sufficient to pay its probable net liabilities on its existing indebtedness as the same become absolute and matured ("DATED LIABILITIES") is and is to be, less than the amount of the aggregate of a fair valuation of its property as of such corresponding date ("DATED ASSETS"). To this end, each US Borrower under this Section 2.25 (i) grants to and recognizes in each other US Borrower ratably, rights of subrogation and contribution in the amount, if any, by which the Dated Assets of such US Borrower, but for the aggregate rights of subrogation and contribution in its favor recognized herein, would exceed the Dated Liabilities of such US Borrower, and (ii) acknowledges receipt of and recognizes its right to subrogation and contribution ratably from the other US Borrowers in the amount, if any, by which the Dated Liabilities of such US Borrower, but for the aggregate of subrogation and contribution in its favor recognized herein, would exceed the Dated Assets of such US Borrower under this Section 2.25. In recognizing the value of the Dated Assets and the Dated Liabilities, it is understood that each US Borrower will recognize, to at least the same extent of their aggregate recognition of liabilities hereunder, their rights to subrogation and contribution hereunder. It is a material objective of this
Section 2.25 that each US Borrower recognizes rights to subrogation and contribution rather than be deemed to be insolvent (or in contemplation thereof) by reason of an arbitrary interpretation of its joint and several obligations hereunder. Notwithstanding anything in this Section 2.25 to the contrary, the obligations of GUSAP, PASUG and each of the US Operating Borrowers for any Loans made directly to such Borrowers shall not be affected by this Section 2.25.

     (d) Each Canadian Borrower states and acknowledges that: (i) pursuant to this Agreement, the Canadian Borrowers desire to utilize their borrowing potential on a consolidated basis to the same extent possible as if they were merged into a single corporate entity; (ii) each Canadian Borrower has determined that it will benefit specifically and materially from the advances of credit contemplated by this Agreement; (iii) it is both a condition precedent to the obligations of the Agents, the Lenders, the Risk Participants and the Issuing Banks hereunder and a desire of each Canadian Borrower that each Canadian Borrower execute and deliver this Agreement; and (iv) each Canadian Borrower has requested and bargained for the structure and terms of and security for the advances contemplated by this Agreement.

     (e) Each Canadian Borrower hereby irrevocably and unconditionally: (i) agrees that it is jointly and severally liable to the Canadian Administrative Agent, the Lenders, the Risk Participants and each Issuing Bank for the full and prompt payment and performance of the obligations of each Canadian Borrower under this Agreement and each other Financing Document that may specify that a particular Canadian Borrower is responsible for a given payment or performance, including, without limitation, all Canadian Lender Indebtedness; (ii) agrees to fully and promptly perform all of its obligations hereunder with respect to each advance of credit hereunder as if such advance has been made directly to it; and
(iii) agrees as a primary obligation to indemnify each Agent, each Lender, each Risk Participant and each Issuing Bank, on demand, for and against any loss incurred by any Agent, any Issuing Bank, any Risk Participant or any Lender as a result of any of the obligations of any Canadian Borrower (the "SUBJECT CANADIAN BORROWER") being or becoming void, voidable, unenforceable or ineffective for any reason whatsoever whether or not known to the subject Canadian Borrower or any Person, the amount of such loss being the amount which the Agents (or any of them), any Issuing Bank, the Risk Participants (or any


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

of them) or the Lenders (or any of them) would otherwise have been entitled to recover from the subject Canadian Borrower.

     (f) The foregoing provisions are in addition to and not limitation of the terms of any Guarantees executed by any Credit Party.

     SECTION 2.26 PARTICIPATIONS IN US SWINGLINE LOANS. The US Swingline Lender may by written notice given to the Administrative Agent (such notice to be given not less frequently than weekly if US Swingline Loans are outstanding) not later than 10:00 a.m. (Eastern Time), on any Business Day require the US Revolving Lenders to acquire participations within one (1) Business Day in all or a portion of the US Swingline Loans outstanding. Such notice to the Administrative Agent shall specify the aggregate amount of US Swingline Loans in which the US Revolving Lenders will participate. Promptly upon receipt of such notice, the Administrative Agent will give notice thereof to each US Revolving Lender, specifying in such notice such US Revolving Lender's Revolving Credit Percentage of such US Swingline Loans. Each US Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above in this paragraph, to pay to the Administrative Agent, for account of the US Swingline Lender, such US Revolving Lender's US Revolving Credit Percentage of such US Swingline Loans. Each US Revolving Lender acknowledges and agrees that its obligation to acquire participations in US Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Aggregate US Revolving Credit Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each US Revolving Lender shall comply with its obligation under this Section 2.26 by wire transfer of immediately available funds, in the same manner as provided in Section 2.4(a) with respect to Loans made by such US Revolving Lender (and Section 2.4(a) shall apply, mutatis mutandis, to the payment obligations of the US Revolving Lenders), and the Administrative Agent shall promptly pay to the US Swingline Lender the amounts so received by it from the US Revolving Lenders. The Administrative Agent shall notify the US Borrowers of any participations in any US Swingline Loan acquired pursuant to this Section 2.26, and thereafter payments in respect of such US Swingline Loan shall be made to the Administrative Agent and not to the US Swingline Lender. Any amounts received by the US Swingline Lender from the US Borrowers (or any other party on behalf of the US Borrowers) in respect of a US Swingline Loan after receipt by the US Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent and, thereafter, shall be promptly remitted by the Administrative Agent to the US Revolving Lenders that shall have made their payments pursuant to this paragraph and to the US Swingline Lender, as their interests may appear. The purchase of participations in a US Swingline Loan pursuant to this Section 2.26 shall not relieve the US Borrowers of any default in the payment thereof.

     SECTION 2.27 PARTICIPATIONS IN CANADIAN SWINGLINE LOANS. The Canadian Swingline Lender may by written notice given to the Canadian Administrative Agent (such notice to be given not less frequently than weekly if Canadian Swingline Loans are outstanding) not later than 10:00 a.m. (Toronto Time), on any Business Day require the Canadian Revolving Lenders to acquire participations within one (1) Business Day in all or a portion of the Canadian Swingline Loans outstanding. Such notice to the Canadian Administrative Agent shall specify the aggregate amount of Canadian Swingline Loans in which the Canadian Revolving Lenders will participate. Promptly upon receipt of such notice, the Canadian Administrative Agent will give notice thereof to each Canadian Revolving Lender, specifying in such notice such Canadian Revolving Lender's Revolving Credit Percentage of such Canadian Swingline Loans. Each Canadian Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above in this paragraph, to pay to the Canadian Administrative Agent, for account of the Canadian Swingline Lender, such Canadian Revolving Lender's Canadian Revolving Credit Percentage of such Canadian Swingline Loans. Each Canadian Revolving Lender acknowledges and agrees that its obligation to acquire participations in Canadian Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Aggregate Canadian Revolving Credit Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Canadian Revolving Lender shall comply with its obligation under this Section 2.27 by wire transfer of immediately available funds, in the same manner as provided in Section 2.4(a) with respect to Loans made by such Canadian Revolving Lender (and Section 2.4(a) shall apply, mutatis mutandis, to the payment obligations of the Canadian Revolving Lenders), and the Canadian Administrative Agent shall promptly pay to the Canadian Swingline Lender the amounts so received by it from the Canadian Revolving Lenders. The Canadian Administrative Agent shall notify the Canadian Borrowers of any participations in any Canadian Swingline Loan acquired pursuant to this Section 2.27, and thereafter payments in respect of such Canadian Swingline Loan shall be made to the Canadian Administrative Agent and not to the Canadian Swingline Lender. Any amounts received by the Canadian Swingline Lender from the Canadian Borrowers (or any other party on behalf of the Canadian Borrowers) in respect of a Canadian Swingline Loan after receipt by the Canadian Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Canadian Administrative Agent and, thereafter, shall be promptly remitted by the Canadian Administrative Agent to the Canadian Revolving Lenders that shall have made their payments pursuant to this paragraph and to the Canadian Swingline Lender, as their interests may appear. The purchase of participations in a Canadian Swingline Loan pursuant to this Section 2.27 shall not relieve the Canadian Borrowers of any default in the payment thereof.

     SECTION 2.28 AGENT ADVANCES; PARTICIPATIONS.

     (a) Subject to the limitations set forth below, the Administrative Agent and the Canadian Administrative Agent are authorized by the Borrowers and the Revolving Lenders, from time to time in the sole discretion of the Administrative Agent or the Canadian Administrative Agent, as applicable (A) during the continuance of a Default, or (B) at any time that any of the other conditions precedent set forth in Article 3 have not been satisfied, to make ABR Loans to the US Borrowers or Canadian Prime Loans to the Canadian Borrowers on behalf of the applicable Revolving Lenders in an aggregate amount outstanding at any time not to exceed 10% of the US Borrowing Base or the Canadian Borrowing Base, as applicable, which the Administrative Agent or the Canadian Administrative Agent, as applicable, in its reasonable judgment, deems necessary or desirable (1) to preserve or protect the Collateral, or any portion thereof,
(2) to enhance the likelihood of, or maximize the amount of, repayment of the Loans and other Lender Indebtedness, or (3) to pay any other amount chargeable to the Borrowers pursuant to the terms of this Agreement, including costs, fees and expenses as described in Section 10.4 (any of such advances are herein referred to as "AGENT ADVANCES"); provided, that (x) Agent Advances will not at any time cause the Aggregate Canadian Revolving Credit Exposure to exceed the Canadian Revolving Credit Commitments or the Aggregate US Revolving Credit Exposure to exceed the US Revolving Credit Commitments; (y) notwithstanding any other provision of this Agreement, the Required Lenders may at any time revoke this authorization to make Agent Advances, and (z) no Agent Advance shall remain outstanding for more than 60 days from the date of advance. Any such revocation must be in writing and shall become effective prospectively upon receipt thereof by the Administrative Agent or the Canadian Administrative Agent, as applicable. Any Agent Advances shall be secured by the Liens in and to the Collateral granted to the Administrative Agent or the Canadian Administrative Agent, as applicable, and shall constitute Lender Indebtedness hereunder.

     (b) The Administrative Agent may by written notice given to the US Revolving Lenders not later than 2:00 p.m. (Eastern Time) on any Business Day require the US Revolving Lenders to acquire participations within one (1) Business Day in all or a portion of US Agent Advances then outstanding. Such notice shall specify the aggregate amount of US Agent Advances in which the US Revolving Lenders will participate and each US Revolving Lender's Revolving Credit Percentage of such US Agent

Advances. Each US Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above in this Section 2.28(b), to pay to the Administrative Agent such US Revolving Lender's US Revolving Credit Percentage of such US Agent Advances. Each US Revolving Lender acknowledges and agrees that its obligation to acquire participations in US Agent Advances pursuant to this
Section 2.28(b) is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Aggregate US Revolving Credit Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each US Revolving Lender shall comply with its obligation under this Section 2.28(b) by wire transfer of immediately available funds, in the same manner as provided in Section 2.4(a) with respect to Loans made by such US Revolving Lender (and Section 2.4(a) shall apply, mutatis mutandis, to the payment obligations of the US Revolving Lenders). Any amounts received by the Administrative Agent from any US Borrower (or other party on behalf of any US Borrower) in respect of US Agent Advances after receipt by the Administrative Agent of the proceeds of a sale of participations therein shall be promptly remitted to the US Revolving Lenders that shall have made their payments pursuant to this Section 2.28(b), as their interests may appear. The purchase of participations in a US Agent Advance pursuant to this
Section 2.28(b) shall not relieve the US Borrowers of any default in the payment thereof.

     (c) The Canadian Administrative Agent may by written notice given to the Canadian Revolving Lenders not later than 2:00 p.m. (Toronto Time) on any Business Day require the Canadian Revolving Lenders to acquire participations within one (1) Business Day in all or a portion of Canadian Agent Advances then outstanding. Such notice shall specify the aggregate amount of Canadian Agent Advances in which the Canadian Revolving Lenders will participate and each Canadian Revolving Lender's Revolving Credit Percentage of such Canadian Agent Advances. Each Canadian Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above in this Section 2.28(c), to pay to the Canadian Administrative Agent such Canadian Revolving Lender's Canadian Revolving Credit Percentage of such Canadian Agent Advances. Each Canadian Revolving Lender acknowledges and agrees that its obligation to acquire participations in Canadian Agent Advances pursuant to this Section 2.28(c) is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Aggregate Canadian Revolving Credit Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Canadian Revolving Lender shall comply with its obligation under this Section 2.28(c) by wire transfer of immediately available funds, in the same manner as provided in Section 2.4(a) with respect to Loans made by such Canadian Revolving Lender (and Section 2.4(a) shall apply, mutatis mutandis, to the payment obligations of the Canadian Revolving Lenders). Any amounts received by the Canadian Administrative Agent from any Canadian Borrower (or other party on behalf of the Canadian Borrower) in respect of Canadian Agent Advances after receipt by the Canadian Administrative Agent of the proceeds of a sale of participations therein shall be promptly remitted to the Canadian Revolving Lenders that shall have made their payments pursuant to this Section 2.28(c), as their interests may appear. The purchase of participations in a Canadian Agent Advance pursuant to this Section 2.28(c) shall not relieve the Canadian Borrowers of any default in the payment thereof.

     SECTION 2.29 NEW APPRAISALS. The Borrowers may request, not more frequently than twice in any Fiscal Year, that the Administrative Agent obtain a new appraisal of the inventory of the Borrowers to determine whether it is appropriate to adjust the appraised net recovery values used to calculate the Canadian Borrowing Base and the US Borrowing Base. Any such appraisals shall be at the sole cost and expense of the Borrowers. The appraiser which will perform any such appraisal will be selected by the Administrative Agent from a list of three appraisal firms (each of which shall have recognized expertise in the asset-based lending appraisal business, and will not have provided services to the Borrowers at any time during the previous two years) to be provided by the Borrowers to the Administrative Agent, provided that if none of the appraisal firms provided by the Borrowers are acceptable to the Administrative Agent, the appraiser shall be the same appraiser that conducted the appraisal of inventory most recently delivered to the Administrative Agent. After receiving a written report confirming the results of any such appraisal, the Administrative Agent shall make, within three weeks of receipt of such written report, any adjustment which the Administrative Agent, in its reasonable discretion, considers appropriate as a result of such appraisal.

     SECTION 2.30 FINANCING STRUCTURE AVAILABILITY.

     (a) Notwithstanding any other provision of this Agreement, but subject to
Section 2.30(b), if a GUSAP Borrowing Termination Event occurs, the Administrative Agent, at its discretion or at the direction of the Required Lenders, shall have the right, by notice to the Borrowers, to require any or all of the following changes to the credit facility detailed in this Agreement:

          (i) that neither GUSAP nor PASUG shall have any right to issue any Borrowing Requests in respect of US Revolving Credit Loans or US Swingline Loans, and that all Borrowing Requests in respect of US Revolving Credit Loans and US Swingline Loans shall be made solely by one or more US Operating Borrowers (but otherwise in compliance with Section 2.2(a) and Section 2.2(b) regarding the requirements related to the issuance of Borrowing Requests and the limitations thereon);

          (ii) that each Borrowing of US Revolving Credit Loans shall be made available directly to the US Operating Borrower to which such US Revolving Credit Loans relate and shall be disbursed directly to such US Operating Borrower by depositing the amount of each Borrowing directly to the Disbursement Account of such US Operating Borrower;

          (iii) that all Borrowings of US Swingline Loans shall be made available (i) either directly to the US Operating Borrower to which such US Swingline Loans relate, in which case such Borrowings shall be disbursed directly to the applicable US Operating Borrower by depositing the amount of such Borrowing directly to the Disbursement Account of the applicable US Operating Borrower, or (ii) by disbursement to the Ameristeel US Operating Account;

          (iv) that all payments to be made by any US Borrower under this Agreement or any other Financing Document (whether in the nature of interest, principal, fees or otherwise) to the Agents, an Issuing Bank or the Lenders, with respect to any Borrowing made available to a US Borrower after the occurrence of a GUSAP Borrowing Termination Event and the Administrative Agent's exercise of its rights under this Section 2.30(a) (other than a Borrowing made available to a US Borrower prior to the occurrence of a GUSAP Termination Event for the sole purpose of repaying a Borrowing made available to GUSAP prior to the occurrence of such GUSAP Borrowing Termination Event), shall be made by the applicable US Operating Borrower directly to the applicable recipient, or shall be made by Ameristeel US out of amounts on deposit in the Ameristeel US Operating Account if permitted under Section 7.2(i), with the amounts on deposit therein being applied in accordance with Section 2.11(f) or Section 2.11(h), as applicable, at the end of each Business Day;

          (v) that the first reference to "PASUG" in the definition of "PERMITTED CASH APPLICATION" shall be deemed to be a reference to "Ameristeel US" and that all other references to "PASUG" in such definition shall be deemed to include a reference to "Ameristeel US";

          (vi) that all references in this Agreement to "PASUG Operating Account" and "PASUG Payment Account" shall be deemed to be references to the "Ameristeel US Operating


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

     Account" and the "Ameristeel US Payment Account", respectively; and in respect of all US Swingline Loans deposited into the Ameristeel US Operating Account relating to any US Operating Borrower other than Ameristeel US, that Ameristeel US shall agree to make a Permitted Cash Application to or for the benefit of such Applicable US Operating Borrower;

          (vii) that clause (b) in the definition of "US OPERATING BORROWER ADVANCE" shall not be applicable;

          (vii) that the definition of "US OPERATING BORROWER NET ADVANCE AMOUNT" shall be deemed amended (i) by removing the reference to PASUG in paragraph (a) thereof, (ii) by removing clause (b) thereof, and (iii) by adding to the end of paragraph (c) thereof a new sentence, to read as follows:

               "For Ameristeel US only, the amounts on deposit in the Ameristeel US Operating Account shall be excluded from the determination of the US Operating Borrower Net Advance Amount for such US Operating Borrower."

          (viii) that the proceeds of US Swingline Loans made in respect of any US Operating Borrower other than Ameristeel US may be deposited into the Ameristeel US Operating Account, so long as Ameristeel makes a Permitted Cash Application out of such proceeds; provided, however, if the amounts on deposit in the Ameristeel US Operating Account, other than (A) amounts arising out of the collection of accounts owing to Ameristeel US, and (B) amounts arising out of the proceeds of any US Loans made to Ameristeel US based upon the Borrowing Base of Ameristeel US, at any time exceed $3,000,000, Ameristeel shall promptly either transfer such excess amounts to the US Operating Borrower(s) to which such excess amounts relate, or prepay US Swingline Loans or US Revolving Credit Loans owing by the US Operating Borrower(s) to which such excess amounts relate; and

          (ix) such other procedures as the Administrative Agent or the Required Lenders shall determine, acting reasonably, to ensure the proper administration of US Revolving Credit Loans and US Swingline Loans.

     (b) In the event that, as of any Business Day following the Administrative Agent's exercise of any of its rights under Section 2.30(a) with respect to a GUSAP Borrowing Termination Event, (i) Excess Availability is greater than $125,000,000 on such Business Day, and has been greater than $125,000,000 for a period of at least 90 consecutive days ending on such Business Day, (ii) the US Borrowers deliver projections satisfactory to the Administrative Agent, acting reasonably, demonstrating that Excess Availability shall continue to be at least $125,000,000 for the 3 consecutive month period commencing on such Business Day,
(iii) no Default has occurred and is continuing on such Business Day, and (iv) the US Borrowers have delivered to the Administrative Agent five (5) Business Days notice certifying as to the satisfaction of each of the foregoing conditions, then the foregoing changes shall cease to apply (but will be applicable if Excess Availability is less than $125,000,000 at any later date); provided, however, that no such notice may be delivered by the US Borrowers to the Administrative Agent later than the 180th day following the date on which the Administrative Agent first exercises its rights under Section 2.30(a) with respect to a GUSAP Borrowing Termination Event.

     (c) Notwithstanding any other provision of this Agreement, if a GUSAP Termination Event occurs, the Administrative Agent, at its discretion or at the direction of the Required Lenders, shall have the right, by notice to the Borrowers, to require any or all of the changes described in Section 2.30(a) above and, without limitation of Section 2.30(a)(iv) above, to require that (i) all payments to be made by


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

any US Borrower under this Agreement or any other Financing Document (whether in the nature of interest, principal, fees or otherwise) to the Agents, an Issuing Bank or the Lenders shall be made by the applicable US Operating Borrower directly to the applicable recipient, or shall be made by Ameristeel US out of amounts on deposit in the Ameristeel US Operating Account if permitted under
Section 7.2(i), with the amounts on deposit therein being applied in accordance with Section 2.11(f) or Section 2.11(h), as applicable, at the end of each Business Day, and (ii) all amounts collected in the US Lockboxes and transferred to the US Blocked Account shall in turn be transferred to the Ameristeel US Operating Account.

     (d) The Borrowers acknowledge that, notwithstanding anything contained in this Agreement to the contrary and whether or not any GUSAP Borrowing Termination Event or GUSAP Termination Event has occurred, (i) no US Operating Borrower will repay any intercompany advances owing by such US Operating Borrower to PASUG unless such US Operating Borrower would be Solvent after giving effect to such repayment and such repayment is permitted by, and not avoidable under, any provision of applicable law, (ii) PASUG will not make any distribution to NSULC unless PASUG would be Solvent after giving effect to such distribution and such distribution is permitted by, and not avoidable under, any provision of applicable law, and (iii) NSULC will not make any distribution to GUSAP unless such distribution is permitted by, and not avoidable under, any provision of applicable law.

                                    ARTICLE 3
                            CONDITIONS TO BORROWINGS

     SECTION 3.1 CLOSING. The obligation of each Lender to make Loans and each Issuing Bank to issue Letters of Credit hereunder is subject to (x) receipt by the Administrative Agent or the Canadian Administrative Agent, as applicable, of the following items which are to be delivered, in form and substance satisfactory to each Lender and Risk Participant, with a copy (except for the Notes) for each Lender and Risk Participant, and (y) the satisfaction of the following conditions prior to or simultaneously with the making of the initial Loan and the issuance of such initial Letter of Credit hereunder:

     (a) CREDIT AGREEMENT. Either (i) a counterpart of this Agreement signed on behalf of each party hereto, or (ii) written evidence satisfactory to the Administrative Agent and the Canadian Administrative Agent (which may include facsimile transmission of a signed signature page of this Agreement) that each such party has signed a counterpart of this Agreement.

     (b) US REVOLVING CREDIT NOTES. A duly completed and executed US Revolving Credit Note for each US Revolving Lender requesting same, dated as of the Closing Date, and payable to the order of such US Revolving Lender.

     (c) CANADIAN REVOLVING CREDIT NOTES. A duly completed and executed Canadian Revolving Credit Note (C$) and a duly completed and executed Canadian Revolving Credit Note (US$) for each Canadian Revolving Lender requesting same, dated as of the Closing Date, and payable to the order of such Canadian Revolving Lender.

     (d) RESOLUTIONS AND INCUMBENCY CERTIFICATES.

          (1) certified copies of the resolutions of the Board of Directors (or applicable governing authority) of each Credit Party dated as of the Closing Date and approving, as appropriate, the Loans, the Notes, this Agreement and the other Financing Documents, and all other documents, if any, to which each Credit

               Party is a party and evidencing corporate authorization with respect to such documents;

          (2) a certificate of the Secretary or an Assistant Secretary of each Credit Party dated as of the Closing Date and certifying (A) the name, title and true signature of each officer of such Person authorized to execute the Notes, this Agreement, Applications and the other Financing Documents to which it is a party, (B) the name, title and true signature of each officer of such Person authorized to provide the certifications required pursuant to this Agreement including, but not limited to, certifications required pursuant to Section 6.10, Borrowing Requests, and Borrowing Base Reports, and (C) that attached thereto is a true and complete copy of the certificate of incorporation, certificate of organization, certificate of formation or certificate of limited partnership, as applicable, certified by the appropriate Governmental Authority of the jurisdiction of incorporation or organization of each Credit Party and the bylaws, limited partnership agreement, operating agreement or limited liability company agreement, as applicable, of each Credit Party, each as amended to date, recent good standing certificates and/or certificates of existence for each Credit Party and certificates of foreign qualification for each Credit Party in such jurisdictions as the Administrative Agent shall require; and

          (3) certain letter agreements certifying to the names and signatures of officers of the Borrowers authorized to issue Borrowing Requests, issue Borrowing Base Reports, initiate wire transfers and take other actions with respect to the credit facilities contemplated hereby.

     (e) OPINIONS OF COUNSEL.

          (1) An opinion of Torys LLP, US counsel to the Credit Parties dated as of the Closing Date addressed to the Agents, the Issuing Banks, the Lenders and the Risk Participants and covering such matters as the Agents, the Issuing Banks, the Lenders or the Risk Participants may reasonably request;

          (2) An opinion of Torys LLP, Canadian counsel to the Credit Parties dated as of the Closing Date addressed to the Agents, the Issuing Banks, the Lenders and the Risk Participants and covering such matters as the Agents, the Issuing Banks, the Lenders or the Risk Participants may reasonably request; and

          (3) Opinions of counsel to the Canadian Credit Parties and the US Credit Parties, respectively, in each jurisdiction in which inventory comprising part of the Collateral is located, dated as of the Closing Date, addressed to the Agents, the Issuing Banks, the Lenders and the Risk Participants and covering such matters as the Agents, the Issuing Banks, the Lenders or the Risk Participants may reasonably request.

     (f) SECURITY INSTRUMENTS.

          (1) duly executed copies of the Security Agreement Confirmations, the Guarantees, the Securities Pledge Agreement Confirmations and such other Security Instruments as may be necessary to confirm, affirm, continue, preserve, perfect and protect the Liens of the Administrative Agent and the Canadian

               Administrative Agent in the Collateral in all jurisdictions designated by the Agents;

          (2) the original stock certificates listed in Schedule 3.1(f) and duly executed corresponding stock powers to perfect the Administrative Agent's and the Canadian Administrative Agent's Liens in the equity securities represented by such stock certificates; and

          (3) all Property in which the Administrative Agent or the Canadian Administrative Agent shall, at such time, be entitled to have a Lien pursuant to this Agreement or any other Financing Document (including, without limitation, all promissory notes which evidence any intercompany advances permitted to be made by the Credit Parties hereunder) shall have been physically delivered to the possession of the Administrative Agent or the Canadian Administrative Agent to the extent that such possession is necessary or desirable for the purpose of perfecting, or ensuring priority of, the Administrative Agent's or the Canadian Administrative Agent's Liens in such Collateral.

     (g) REGULATORY APPROVAL; CONSENTS; WAIVERS. The Administrative Agent and the Canadian Administrative Agent shall be satisfied that all material authorizations required in connection with the Transactions contemplated hereby have been obtained and are in full force and effect (including all approvals listed in Schedule 3.1(g)), and that all consents and waivers required to consummate the Transactions have been obtained, to the extent that consummation of the Transactions would otherwise be restricted or prohibited under the terms of any material contract to which any Credit Party is a party, or by which it is bound, in each case without the imposition of any burdensome provisions.

     (h) INDEBTEDNESS. The transactions contemplated in this Agreement and the other Financing Documents shall not have caused any event or condition to occur which has resulted, or which will result, in any material Indebtedness becoming due prior to its scheduled maturity or that permits (with or without the giving of notice, the lapse of time, or both) the holder or holders of any material Indebtedness or any trustee or agent on its or their behalf to cause any material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or which will result in the creation of any Liens under any Indebtedness.

     (i) INSURANCE. The Administrative Agent and the Canadian Administrative Agent shall have received a certificate of insurance coverage, dated not more than 30 days prior to the Closing Date, evidencing that the Credit Parties are carrying insurance in accordance with Section 6.5 hereof, along with the loss payable endorsements contemplated by Section 6.5.

     (j) FINANCIAL STATEMENTS AND PROJECTIONS. The Financial Statements and the other financial information and Projections of the Borrowers shall not be changed as of the Closing Date in such a way as to cause or result in a Material Adverse Effect.

     (k) BORROWING BASE REPORT. A Borrowing Base Report prepared as of the Closing Date and setting forth the US Borrowing Base for each US Borrower and the Canadian Borrowing Base to be in effect under this Agreement on the Closing Date and, after giving effect to the consummation of the transactions contemplated herein, and the initial Loans hereunder, the Excess Availability shall not be less than $550,000,000. For these purposes, all Existing Indebtedness not permitted to remain outstanding under Section 7.2 must be repaid, all debts and obligations shall be current, and all accounts payable shall be handled in the normal course of the Borrowers' business consistent with their past practices.

     (l) CERTIFICATES OF CHIEF FINANCIAL OFFICER; PERFECTION CERTIFICATE. (i) A certificate of the Chief Financial Officer of the Company dated as of the Closing Date and certifying, before and after the making of the initial Loans and the issuance of the initial Letters of Credit, that (1) each Borrower and each Credit Party is Solvent, (2) no Default then, or thereafter would, exist,
(3) each of the conditions to Closing have been satisfied, and (4) each representation and warranty of the Borrowers contained herein and in the other Financing Documents is true and correct in all material respects, (ii) a certificate of the Chief Financial Officer of the Company certifying that the Company and each of its Subsidiaries are in compliance with the minimum funding requirements with respect to each Plan maintained by the Company and/or its Subsidiaries, or to which the Company or any of its Subsidiaries is a member, and that the Company and its Subsidiaries are in compliance in all respect with
Section 7.9 of this Agreement, and (iii) a Perfection Certificate for each of the Credit Parties dated as of the Closing Date.

     (m) CORPORATE STRUCTURE. Each Lender and Risk Participant shall be satisfied in its sole judgment with the corporate, capital, legal and management structure and Tax liabilities of each Borrower and the flow of funds among the Borrowers and the other Credit Parties.

     (n) NO MATERIAL ADVERSE EFFECT. The Administrative Agent, the Canadian Administrative Agent, the Lenders and the Risk Participants shall be satisfied that since December 31, 2004, there has been no event, condition or occurrence that is not disclosed to the Lenders in this Agreement and that has had or could reasonably be expected to have a Material Adverse Effect.

     (o) FEES AND EXPENSES. Payment and/or reimbursement of (1) the Administrative Agent's, the Canadian Administrative Agent's, and Banc of America Securities LLC's respective counsel's reasonable fees and expenses (limited to one US outside counsel and one Canadian counsel (and its local counsel in provinces where Collateral may be located)) incurred through the Closing Date, to the extent invoiced, and (2) any fees or expenses required to be paid pursuant to the Fee Letter or this Agreement.

     (p) DOCUMENTATION. (i) Each Financing Document and all other documents required hereunder and (ii) all other documents, instruments and agreements as may be required by the Administrative Agent or the Canadian Administrative Agent, acting reasonably, shall have been duly authorized, executed and delivered by each of the parties thereto, all in form and substance satisfactory to the Administrative Agent, acting reasonably, and all of the Security Instruments shall have been registered in all offices in which, in the opinion of the Administrative Agent or its counsel, registration is necessary or of advantage to preserve the priority of the Liens intended to be created thereby, and duplicate copies of such Security Instruments bearing or accompanied by appropriate endorsements or certificates of registration shall have been delivered to the Administrative Agent. The Administrative Agent shall have received and be satisfied with the results of all personal property, pending litigation, judgment, bankruptcy, bulk sale, tax, execution and other searches with respect to the Credit Parties in all jurisdictions selected by the Administrative Agent and its counsel.

     (q) INTERCOMPANY SECURITY DOCUMENTS. The Intercompany Security Agreement and Intercompany Lien Subordination Agreement shall have been duly authorized, executed and delivered by each party thereto, all in form and substance satisfactory to the Administrative Agent, acting reasonably, and all filings shall have been made in all offices in which, in the opinion of the Administrative Agent or its counsel, filing is necessary to perfect the Liens intended to be created by the Intercompany Security Agreement.

     (r) BLOCKED ACCOUNTS; CONTROL AGREEMENTS. Blocked Accounts and other appropriate account arrangements shall have been established for each Credit Party (including GUSAP, NSULC and PASUG) and in respect of each bank account maintained by a Credit Party in the United States or Canada.

     (s) CASH MANAGEMENT ARRANGEMENTS. The Administrative Agent and the Canadian Administrative Agent shall be satisfied in their sole discretion with all material aspects of the Borrowers' actual and agreed upon cash management arrangements.

     SECTION 3.2 CONDITIONS PRECEDENT TO ALL LOANS AND LETTERS OF CREDIT. The obligation of each Lender to make each Loan hereunder (including the initial
Loan) and the obligation of each Issuing Bank to issue each Letter of Credit (including the initial Letter of Credit) is subject to fulfillment of the following conditions immediately prior to or contemporaneously with each such Loan or issuance (provided, however, that the following conditions are not conditions to (i) each Revolving Lender participating in or reimbursing either of the Agents for such Revolving Lender's US Revolving Credit Percentage or Canadian Revolving Credit Percentage, as applicable, of any Agent Advance made in accordance with Section 2.28 hereof or any Swingline Loan made in accordance with Section 2.26 hereof, or (ii) each Risk Participant participating in or reimbursing the Applicable Funding Bank for such Risk Participant's Revolving Credit Loan Risk Participation of any Revolving Credit Loan made in accordance with Article 2 hereof):

     (a) REPRESENTATIONS AND WARRANTIES. All representations and warranties contained herein and in the other Financing Documents executed and delivered on or after the Closing Date shall be true and correct in all respects with the same effect as though such representations and warranties had been made on and as of the date of such Loan (unless such representation and warranty is expressly limited to an earlier date).

     (b) NO DEFAULT. There shall not exist a Default hereunder.

     (c) MAXIMUM AVAILABLE AMOUNT. The Aggregate US Revolving Credit Exposure and the Aggregate Canadian Revolving Credit Exposure, after giving effect to such proposed Loan or Letter of Credit, shall not exceed the US Maximum Available Amount and Canadian Maximum Available Amount, respectively, then in effect.

     (d) BORROWING REQUESTS. The applicable Borrowers shall have provided Advance Notice of the requested Borrowing by completion, execution and delivery of a Borrowing Request.

                                    ARTICLE 4
                                    SECURITY

     SECTION 4.1 SECURITY GRANTED BY US CREDIT PARTIES. The Lender Indebtedness is and shall continue to be secured by perfected, first priority Liens in and encumbering the following property and assets of each US Credit Party, in each case whether now owned or hereafter acquired and wherever located: (a) all accounts (including, without limitation, inter-company loans), (b) all inventory (including "rolls inventory") and other goods held for sale or lease, (c) all chattel paper, documents of title (but excluding documents of title in respect of assets which do not constitute inventory) and instruments, (d) all general intangibles (including, without limitation, intellectual property rights), (e) all bank accounts (including, without limitation, collateral proceeds accounts and investment accounts), (f) all books and records, and (g) all capital stock in its Subsidiaries. In furtherance of the foregoing, the US Borrowers shall execute and deliver, and shall cause each of the other US Credit Parties to execute and deliver, the US Guaranty, the US Security Agreement Confirmation and the US Securities Pledge Agreement Confirmation and shall hereafter execute and deliver (and cause each other US Credit Party and any other appropriate Person to execute and deliver) to the Administrative Agent, promptly upon request by the Administrative Agent, such Security Instruments and other documents, instruments, agreements and certificates, as the Administrative Agent, acting reasonably, shall determine to be necessary or appropriate to create, evidence, perfect, ensure the priority of and protect the Liens contemplated by this
Section 4.1.

     SECTION 4.2 SECURITY GRANTED BY CANADIAN CREDIT PARTIES. The Lender Indebtedness is and shall continue to be secured by perfected, first priority Liens in and encumbering the following property and assets of each Canadian Credit Party, in each case whether now owned or hereafter acquired and wherever located: (a) all accounts receivable (including, without limitation, inter-company loans), (b) all inventory (including "rolls inventory") and other goods, (c) all chattel paper, documents of title (but excluding documents of title in respect of assets which do not constitute inventory) and instruments,
(d) all intangibles (including, without limitation, intellectual property rights), (e) all bank accounts (including, without limitation, collateral proceeds accounts and investment accounts), (f) all books and records, and (g) all capital stock in its Subsidiaries. In furtherance of the foregoing, the Canadian Borrowers shall execute and deliver (and shall cause each of the other Canadian Credit Parties to execute and deliver) the Canadian Guarantee, the Canadian Security Agreement Confirmation and the Canadian Securities Pledge Agreement Confirmation and shall hereafter execute and deliver (cause each other Canadian Credit Party and any other appropriate Person to execute and deliver) to the Canadian Administrative Agent, promptly upon request by the Canadian Administrative Agent, such Security Instruments and other documents, instruments, agreements and certificates, as the Canadian Administrative Agent, acting reasonably, shall determine to be necessary or appropriate to create, evidence, perfect, ensure the priority of and protect the Liens contemplated by this Section 4.2.

     SECTION 4.3 ESTABLISHMENT OF US LOCKBOXES. On or prior to the date hereof, the US Borrowers have established one or more US Lockboxes to be operated by the US Lockbox Banks and, within 60 days after the Closing Date (or, with the Administrative Agent's consent, within 90 days after the Closing Date), the US Borrowers shall have entered into a Lockbox Agreement with respect to each US Lockbox with the Administrative Agent and each applicable US Lockbox Bank. At all times from and after the date hereof, each US Credit Party shall direct all account debtors with respect to such US Credit Party's accounts and all other Persons obligated to make payments of any type to any US Credit Party to direct such payments to the US Lockboxes. All invoices issued by any US Credit Party after the date hereof shall contain a notation requiring the accounts evidenced by such invoice to be paid to a US Lockbox. Subject to Section 4.5, the US Lockbox Banks, for the benefit of the US Borrowers, shall have sole and exclusive access to the US Lockboxes. All monies, checks and other drafts received in the US Lockboxes shall be endorsed in accordance with the applicable Lockbox Agreements and deposited by the US Lockbox Banks each Business Day in the US Blocked Account.

     SECTION 4.4 ESTABLISHMENT OF CANADIAN LOCKBOXES. On or prior to the date hereof, the Canadian Borrowers have established one or more Canadian Lockboxes to be operated by the Canadian Lockbox Banks and, within 60 days after the Closing Date (or, with the Canadian Administrative Agent's consent, within 90 days after the Closing Date), the Canadian Borrowers shall have entered into a Lockbox Agreement with respect to each Canadian Lockbox with the Canadian Administrative Agent and each applicable Canadian Lockbox Bank. At all times during a Canadian Lockbox Direction Period, each Canadian Credit Party shall direct all account debtors with respect to such Canadian Credit Party's accounts and all other Persons obligated to make payments of any type to any Canadian Credit Party to direct such payments to the Canadian Lockbox. All invoices issued by any Canadian Credit Party during a Canadian Lockbox Direction Period shall contain a notation requiring the accounts evidenced by such invoice to be paid to the Canadian Lockbox. Subject to Section 4.6, the Canadian Lockbox Bank, for the benefit of the Canadian Borrowers, shall have sole and exclusive access to the Canadian Lockbox. All monies, checks and other drafts received in the Canadian Lockbox shall be endorsed in accordance with the Lockbox Agreement and deposited by Canadian Lockbox Bank each Business Day in the Canadian Blocked Account.

     SECTION 4.5 ESTABLISHMENT OF US BLOCKED ACCOUNT; DOMINION AND CONTROL; OPERATION OF US BLOCKED ACCOUNT AND PASUG OPERATING ACCOUNT.

     (a) So long as this Agreement is in effect, the US Borrowers acknowledge and agree that all funds received by any US Credit Party from any source have been and shall continue to be deposited in a US Blocked Account not later than one Business Day following the date of receipt. Such deposit shall be made in the exact form received subject only to any necessary endorsements. The US Borrowers hereby acknowledge and agree (i) that each US Credit Party has granted a Lien on and pledged to Administrative Agent, as additional collateral security for the US Lender Indebtedness, each US Blocked Account and all funds on deposit therein and "control" has been established (or will be established as set forth in Section 4.3 hereof) with respect to such US Blocked Account as defined in
Section 9-104 of the UCC, and (ii) no US Credit Party may unilaterally terminate a US Blocked Account.

     (b) Except as otherwise provided in this Agreement, the US Borrowers shall have exclusive power and authority to withdraw funds from time to time on deposit in the US Blocked Accounts and to otherwise exercise dominion and control over the US Blocked Accounts and the funds on deposit therein. Upon the occurrence of a Block Event, then immediately upon written notice from the Administrative Agent (i) all power and authority of withdrawal of funds from the US Blocked Accounts of the US Borrowers or any other Credit Party shall cease and (ii) the US Blocked Accounts and all funds on deposit therein shall be subject to the absolute dominion and control of the Administrative Agent. Upon five (5) Business Days written notice by the US Borrowers, dominion and control of the US Blocked Accounts and the power of withdrawal of funds on deposit therein shall revert to the US Borrowers if, at the time of such written notice,
(i) Excess Availability is greater than $65,000,000 on such Business Day, and has been greater than $65,000,000 for a period of at least 90 consecutive days ending on such Business Day, (ii) the US Borrowers deliver projections satisfactory to the Administrative Agent, acting reasonably, demonstrating that Excess Availability shall continue to be at least $65,000,000 for the 3 consecutive month period commencing on such Business Day, and (iii) no Default has occurred and is continuing on such Business Day.

     (c) Each of the US Borrowers and the Administrative Agent agree that each US Blocked Account is a "deposit account" within the meaning of 9-102(a)(29) of the UCC. The parties hereby further agree that, notwithstanding anything to the contrary contained herein, each US Blocked Account shall be subject to "control" sufficient to enable the Administrative Agent to have a perfected, first priority Lien in such US Blocked Account, as and to the extent required by the UCC.

     (d) At all times the US Borrowers shall ensure that each US Blocked Account and the PASUG Operating Account are operated in such a manner as to permit the Administrative Agent or any other Person from time to time to identify which deposits thereto and amounts on deposit therein are attributable to the applicable US Operating Borrower for its account and shall provide evidence of such attribution to the Administrative Agent promptly upon request.

     SECTION 4.6 ESTABLISHMENT OF CANADIAN BLOCKED ACCOUNT; DOMINION AND
CONTROL.

     (a) So long as this Agreement is in effect, the Canadian Borrowers acknowledge and agree that all funds received by any Canadian Credit Party from any source (including without limitation items of payment and other amounts deposited in a Canadian Lockbox) have been and shall continue to be deposited in a Canadian Blocked Account not later than one Business Day following the date of receipt. The Canadian Borrowers hereby acknowledge and agree that (i) each Canadian Credit Party has granted a Lien on and pledged to the Canadian Administrative Agent as additional collateral security for the Canadian Lender Indebtedness, the Canadian Blocked Account and all funds on deposit therein, and
(ii) no Canadian Credit Party may unilaterally terminate a Canadian Blocked Account.

     (b) Except as otherwise provided in this Agreement, the Canadian Borrowers shall have exclusive power and authority to withdraw funds from time to time on deposit in the Canadian Blocked Accounts and to otherwise exercise dominion and control over the Canadian Blocked Accounts and the funds on deposit therein. Upon the occurrence of a Block Event, then (i) all power and authority of withdrawal of funds from the Canadian Blocked Accounts of the Canadian Borrowers or any other Credit Party shall cease and (ii) the Canadian Blocked Accounts and all funds on deposit therein shall be subject to the absolute dominion and control of the Canadian Administrative Agent. Upon five (5) Business Days written notice by the Canadian Borrowers, dominion and control of the Canadian Blocked Accounts and the power of withdrawal of funds on deposit therein shall revert to the Canadian Borrowers if, at the time of such written notice, (i) Excess Availability is greater than $65,000,000 on such Business Day, and has been greater than $65,000,000 for a period of at least 90 consecutive days ending on such Business Day, (ii) the Canadian Borrowers deliver projections satisfactory to the Canadian Administrative Agent, acting reasonably, demonstrating that Excess Availability shall continue to be at least $65,000,000 for the 3 consecutive month period commencing on such Business Day, and (iii) no Default has occurred and is continuing on such Business Day.

                                    ARTICLE 5
                         REPRESENTATIONS AND WARRANTIES

     In order to induce the Agents, the Lenders and the Risk Participants to enter into this Agreement, each Borrower hereby represents and warrants to each Agent, each Lender and each Risk Participant that each statement set forth in this Article 5 is true and correct on the date hereof (other than representations and warranties that, by their terms, refer to a specific date, in which case as of such specific date) and will be true and correct on the date each Borrowing and each Letter of Credit is requested hereunder and on the date each Borrowing is disbursed and each Letter of Credit is issued hereunder. Each such representation and warranty shall survive the execution and delivery of this Agreement and any Borrowing or issuance of any Letter of Credit hereunder and shall not be qualified or limited by any investigation undertaken by any Agent, any Lender or any Risk Participant or any actual or constructive knowledge any Agent, any Lender or any Risk Participant may have or be charged with indicating that any such representation or warranty is inaccurate or incomplete in any respect.

     SECTION 5.1 CORPORATE EXISTENCE. Each Credit Party is duly organized, validly existing and in good standing under the laws of the jurisdictions in which it is organized and is duly licensed or qualified to transact business and in good standing in all jurisdictions wherein the Property owned or the business transacted by it makes such qualification necessary, except where the failure to be so licensed or qualified could not reasonably be expected to have a Material Adverse Effect.

     SECTION 5.2 CORPORATE POWER AND AUTHORIZATION. Each Borrower is authorized and empowered to create and issue the Notes; each Credit Party is duly authorized and empowered to execute, deliver and perform the Financing Documents, including this Agreement, to which it is a party; and all corporate, partnership or other action on any Credit Party's part requisite for the due creation and issuance of the Notes and for the due execution, delivery and performance of the Financing Documents, including this Agreement, to which the Credit Parties (or any of them) are parties has been duly and effectively taken.

     SECTION 5.3 BINDING OBLIGATIONS. This Agreement does, and the Notes and other Financing Documents to which any Credit Party is a party will, when issued and delivered under this Agreement, constitute legal, valid and binding obligations of each Credit Party that is a party thereto, and will be enforceable against such Credit Party in accordance with their respective terms (except that enforcement may be subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws generally affecting the enforcement of creditors' rights and subject to the availability of equitable remedies).

     SECTION 5.4 NO LEGAL BAR OR RESULTANT LIEN. The execution, delivery and performance of the Notes and the other Financing Documents, including this Agreement, to which the Credit Parties (or any of them) are parties do not violate or create a default under any provisions of the articles or certificate of incorporation, bylaws, partnership agreement or other organizational documents of any Credit Party, or any material contract, agreement, instrument or Governmental Requirement to which any Credit Party is subject (including, without limitation, the 144A Indenture), or result in the creation or imposition of any Lien upon any Properties of any Credit Party.

     SECTION 5.5 NO CONSENT. Each Credit Party's execution, delivery and performance of the Notes and the other Financing Documents, including this Agreement, to which such Credit Party (or any of them) is a party, and the consummation of the Transactions contemplated herein do not require notice to or filing or registration with, or the authorization, consent or approval of or other action by any other Person, including, but not limited to, any Governmental Authority.

     SECTION 5.6 FINANCIAL INFORMATION.

     (a) FINANCIAL STATEMENTS. The Financial Statements and the Current Information were prepared in accordance with GAAP (subject, in the case of unaudited statements, to normal year-end adjustments and the absence of footnotes) and fairly present in all material respects the consolidated and consolidating financial condition and results of operations of the Company and its Subsidiaries as of the dates and for the periods reflected therein.

     (b) PROJECTIONS. The Projections set forth the Company's good faith estimate as of the date hereof of the Company's and its Subsidiaries' consolidated and consolidating financial condition and results of operations as of the dates and for the periods covered thereby. The Projections were prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed by management of the Company to be reasonable at the time made and which the Company continues to believe are reasonable on the date hereof.

     (c) NO MATERIAL ADVERSE EFFECT. Since December 31, 2004, there has been no event, condition or occurrence that has had or could reasonably be expected to have a Material Adverse Effect.

     SECTION 5.7 LITIGATION. Except as set forth in Schedule 5.7, there is no action, suit, claim, grievance or proceeding, or any governmental investigation or any arbitration proceeding, in each case pending (including any unsatisfied settlement, judgment decree or order) or, to the knowledge of any Borrower, threatened against any Credit Party or any Property of any Credit Party before any court or arbitrator or any Governmental Authority, or pursuant to any collective bargaining agreement, which (a) challenges the validity of this Agreement, any Note, any Application, any Security Instrument or any of the other Financing Documents or (b) could reasonably be expected to have a Material Adverse Effect.

     SECTION 5.8 USE OF PROCEEDS; DISTRIBUTION OF PROCEEDS. The Canadian Borrowers will use the proceeds of the Canadian Loans only to refinance certain existing indebtedness of the Canadian Borrowers, to support working capital requirements of the Canadian Borrowers and for other general corporate purposes not prohibited hereunder. Subject to Section 2.4(b) and 2.30, GUSAP will use all proceeds of all US Revolving Loans to acquire Equity of NSULC or to make a capital contribution to NSULC (each, a "NSULC EQUITY INJECTION"), following which (i) the proceeds of any NSULC Equity Injection shall be used by NSULC solely to acquire Equity of PASUG or to make a capital contribution to PASUG (each, a "PASUG EQUITY INJECTION") and (ii) the proceeds of any PASUG Equity Injection shall be used by PASUG solely to fund inter-company advances to the US Operating Borrowers (which inter-company advances, if requested by the Administrative Agent, shall be evidenced by promissory notes) and allocated amongst the US Operating Borrowers, as applicable, in the same amounts as were allocated by GUSAP on the applicable Borrowing Request prepared in accordance with Section 2.2(a). Each US Operating Borrower shall use the proceeds of such inter-company advances to support its own working capital requirements, for US Operating Borrower Advances to the extent permitted hereunder, and for other general corporate purposes of such US Operating Borrower not prohibited hereunder. Subject to Section 2.30, PASUG will use all proceeds of all US Swingline Loans solely for Permitted Cash Applications to or for the benefit of the Applicable US Operating Borrowers, who in turn will use such proceeds solely for the purposes set out in the preceding sentence of this Section 5.8. In the event that Loans are made directly by the Lenders to any US Operating Borrower hereunder, such US Operating Borrower shall use the proceeds thereof solely to support its own working capital requirements, for US Operating Borrower Advances to the extent permitted hereunder, and for other general corporate purposes of such US Operating Borrower not prohibited hereunder. The Letters of Credit will be used only for the purposes provided in Section 2.3.

     SECTION 5.9 US EMPLOYEE BENEFITS.

     (a) Each US Credit Party and each ERISA Affiliate have complied in all material respects with all applicable laws regarding each Plan. Each Plan is, and has been, maintained and administered in substantial compliance with its terms, applicable collective bargaining agreements, and all applicable laws. No act, omission or transaction has occurred which could result in an imposition on any US Credit Party or any ERISA Affiliate (whether directly or indirectly) of
(A) either a civil penalty assessed pursuant to Subsections (c), (i) or (l) of
Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code or (B) breach of fiduciary duty liability damages under Section 409 of ERISA which, in any case, could reasonably be expected to have a Material Adverse Effect.

     (b) There exists no outstanding material liability of any US Credit Party or any ERISA Affiliate with respect to any Plan that has been terminated. No material liability to the PBGC (other than for the payment of current premiums which are not past due) by any US Credit Party or any ERISA Affiliate has been or is expected by any US Credit Party or any ERISA Affiliate to be incurred with respect to any Plan. No ERISA Termination Event with respect to any Plan has occurred or could reasonably be expected to occur.

     (c) Except as set forth on Schedule 5.9, full payment when due has been made of all amounts which any US Credit Party or any ERISA Affiliate is required under the terms of each Plan or applicable law to have paid as contributions to such Plan (excluding any non-payment involving an amount that is not material), and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any Plan.

     (d) No Lien as described in Section 412(n) of the Code exists with respect to any Plan and there has been no failure to make a required contribution to any Plan which would result in the imposition of a Lien as described in Section 412(n) of the Code to exist.

     (e) On the Closing Date, neither any US Credit Party nor any ERISA Affiliate sponsors, maintains or contributes to any "multiemployer plan" (as defined in Section 3(37) or 4001(a)(3) of ERISA) nor has incurred or expects to incur any material liability under Sections 4201 or 4243 of ERISA with respect to any multiemployer plan.

     (f) Neither any US Credit Party nor any ERISA Affiliate is required to provide security to a Plan pursuant to Section 401(a)(29) of the Code.

     SECTION 5.10 CANADIAN EMPLOYEE BENEFITS.

     (a) Except as could not reasonably be expected to have a Material Adverse Effect, each Canadian Credit Party has complied in all material respects with all applicable laws regarding each Plan (including, where applicable, the Income Tax Act (Canada)); and each Plan is, and has been, maintained and administered in substantial compliance with its terms, applicable collective bargaining agreements, and all applicable laws (including, where applicable, the Income Tax Act (Canada)).

     (b) There exists no material outstanding liability of any Canadian Credit Party with respect to any Plan that has been terminated.

     (c) Full payment when due has been made of all amounts which any Canadian Credit Party is required under the terms of each Plan or applicable law to have paid as contributions to such Plan (excluding any nonpayment involving an amount that is not material), and except with respect to the Plans set out on Schedule 5.10, no funding deficiency, whether or not waived, resulting from the action or inaction of any Canadian Credit Party exists with respect to any Plan which is a registered pension plan.

     (d) Each Plan relating to a Canadian Credit Party is funded, on a going concern basis and a solvency basis, in accordance with its terms, all regulatory and administrative requirements and applicable law, except to the extent any failure to do so could not reasonably be expected to have a Material Adverse Effect. Any assessments owed to the Pension Benefits Guarantee Fund established under the Pension Benefits Act (Ontario), or other assessments or payments required under similar legislation in any other jurisdiction, have been paid when due.

     SECTION 5.11 TAXES; GOVERNMENTAL CHARGES. Each Credit Party has filed all tax returns and reports required by law to be filed and has paid all taxes, assessments, fees and other governmental charges levied upon any of them or upon any of their respective Properties or income which are due and payable, including interest and penalties, except to the extent being diligently contested in good faith by appropriate proceedings and with respect to which such Credit Party has provided adequate reserves for the payment thereof if required in accordance with GAAP.

     SECTION 5.12 TITLES, ETC. The Properties of each Credit Party are free and clear of all Liens except Permitted Liens.

     SECTION 5.13 DEFAULTS. On the Closing Date, no Credit Party is in default nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default under any material loan or credit agreement, indenture, mortgage, deed of trust, security agreement or other instrument or agreement evidencing or pertaining to any Indebtedness of any Credit Party, or under any material agreement or instrument to which any Credit Party is a party or by which any Credit Party is bound. No Default hereunder has occurred and is continuing.

     SECTION 5.14 CASUALTIES; TAKING OF PROPERTIES. Neither the business nor the Properties of any Credit Party has been affected in a manner that has or could reasonably be expected to have a Material Adverse Effect as a result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labor disturbance, embargo, requisition or taking of Property or cancellation of contracts, permits or concessions by any domestic or foreign government or any agency thereof, riot, activities of armed forces or acts of God or of any public enemy.

     SECTION 5.15 COMPLIANCE WITH THE LAW. Except as set forth in Schedule 5.15, no Credit Party:

     (a) is in violation of any Governmental Requirement; or

     (b) has failed to obtain any license, permit, right-of-way, franchise or other right or governmental authorization necessary to the ownership of any of their respective Properties or the conduct of their respective business;

which violation or failure could, individually or in the aggregate, reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.

     SECTION 5.16 NO MATERIAL MISSTATEMENTS. This Agreement (including the Schedules hereto) does not contain any material misstatement of fact or omit to state a material fact necessary to make the statements contained herein not misleading; provided, that, except as provided in Section 5.6(b), no representation or warranty is made with respect to the Projections.

     SECTION 5.17 INVESTMENT COMPANY ACT. No Credit Party is an "investment company" or a company "controlled" by an "investment company," as those terms are defined in the Investment Company Act of 1940, and no Credit Party is registered or required to be registered under the Investment Company Act of 1940. The execution and delivery by the Credit Parties of this Agreement and the other Financing Documents to which they respectively are parties and their respective performance of the obligations provided for therein, will not result in a violation of the Investment Company Act of 1940.

     SECTION 5.18 MARGIN STOCK; PUBLIC UTILITY HOLDING COMPANY ACT. No Credit Party is engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of purchasing or carrying Margin Stock (within the meaning of Regulation T, U or X) and no part of the proceeds of any Loan hereunder will be used to purchase or carry any Margin Stock in violation of Regulation T, U or X. No Credit Party is a "holding company," or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company," or a "public utility" within the meaning of the Public Utility Holding Company Act of 1935, as amended.

     SECTION 5.19 CAPITAL STRUCTURE. Schedule 5.19 hereto accurately reflects, as of the date hereof, (a) the jurisdiction of incorporation or organization of each Credit Party, (b) each jurisdiction in which each Credit Party is qualified to transact business as a foreign corporation, foreign partnership or foreign limited liability company, (c) the authorized, issued and outstanding Equity of each Credit Party, including the names of (and number of shares or other Equity interest held by) the record and beneficial owners of such securities (other than with respect to the Company). As of the date hereof, except as set forth in
Schedule 5.19 hereto, there are no outstanding shareholder agreements, voting agreements or other agreements of any nature which in any way restrict or effect the transfer, pledge or voting of any of the Equity securities of any Credit Party or subject any of such securities to any put, call, redemption obligation or similar right or obligation of any nature.

     SECTION 5.20 INSURANCE. All policies of fire, liability, workmen's compensation, casualty, flood, business interruption and other forms of insurance owned or held by each Credit Party are sufficient for compliance with all requirements of law and of all material agreements to which each Credit Party is a party; are valid, outstanding and enforceable policies; provide adequate insurance coverage which is, to the knowledge of the Borrowers, in at least such amounts and against at least such risks (but including in any event public liability) as are usually insured against in the same general area by companies engaged in the same or a similar business for the assets and operations of the Credit Parties; and will not in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement. All such policies are in full force and effect, all premiums with respect thereto have been paid in accordance with their respective terms, and if a notice of cancellation or termination has been received with respect to any such policy, the applicable Credit Parties are using reasonable best efforts to replace the relevant insurance and have no reason to believe that such insurance will not be replaced. Except as provided on Schedule 5.20 hereto, no Credit Party maintains any formalized self-insurance program with respect to its material assets or operations or risks with respect thereto. The certificate of insurance delivered to the Lenders pursuant to Section 3.1(i) contains an accurate and complete description of all material policies of insurance owned or held by each Credit Party on the Closing Date.

     SECTION 5.21 ENVIRONMENTAL MATTERS.

     (a) ENVIRONMENTAL LAWS, ETC. Except as disclosed in Schedule 5.21 hereto, neither any Property of any Credit Party nor the operations conducted thereon violate any applicable order of any court or Governmental Authority or Environmental Laws, which violation could reasonably be expected to have a Material Adverse Effect or which could reasonably be expected to result in remedial obligations having a Material Adverse Effect assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant Property.

     (b) NO LITIGATION. Except as disclosed in Schedule 5.21 hereto, no Property of any Credit Party nor the operations currently conducted thereon are subject to any existing, pending or, to the knowledge of the Company and each Borrower, threatened action, suit, investigation, inquiry or proceeding by or before any court or Governmental Authority or to any remedial obligations under Environmental Laws, which action, suit, investigation, inquiry or proceeding could reasonably be expected to have a Material Adverse Effect.

     (c) NOTICES, PERMITS, ETC. Except as disclosed in Schedule 5.21 hereto, all notices, permits, licenses or similar authorizations, if any, required to be obtained or filed by any Credit Party in connection with the operation or use of any and all Property of the Credit Parties, including but not limited to past or present treatment, storage, disposal or release of a hazardous substance or solid waste into the environment, have been duly obtained or filed except for those notices, permits, licenses or authorizations the failure of which to obtain could not reasonably be expected to have a Material Adverse Effect assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to such operations or use.

     (d) HAZARDOUS SUBSTANCES CARRIERS. Except as disclosed in Schedule 5.21 hereto, to the knowledge of the Borrowers, all hazardous substances or solid waste generated at any and all Property of any Credit Party have in the past been transported, treated and disposed of only by carriers maintaining valid permits under applicable Environmental Laws, and only at treatment, storage and disposal facilities maintaining valid permits under applicable Environmental Laws, which carriers and facilities have been and are operating in material compliance with such permits.

     (e) HAZARDOUS SUBSTANCES DISPOSAL. Except as disclosed in Schedule 5.21 hereto, each Credit Party has taken all reasonable steps necessary to determine and has determined that no hazardous substances or solid waste has been disposed of or otherwise released and there has been no threatened release of any hazardous substances on or to any Property of any Credit Party except in material compliance with Environmental Laws or where such disposal, release or threatened release could not reasonably be expected to have a Material Adverse Effect.

     (f) NO CONTINGENT LIABILITY. Except as disclosed in Schedule 5.21, the Credit Parties have no contingent liability in connection with any release or threatened release of any hazardous substance or solid waste into the environment, other than such contingent liabilities at any one time and from time to time which could not reasonably be expected to exceed $10,000,000 in the aggregate in excess of the insurance coverage maintained by the Credit Parties in respect of such risks.

     SECTION 5.22 SOLVENCY. Each Credit Party is Solvent, both before and after giving affect to the transactions contemplated by this Agreement and the incurrence of all Lender Indebtedness to be incurred in connection therewith.

     SECTION 5.23 EMPLOYEE MATTERS. Except as disclosed in Schedule 5.23, there are no strikes, slowdowns, work stoppages, union organizing campaigns or representation petitions, unfair labor practices or labor disputes pending or, to the best knowledge of the Borrowers, threatened against any Credit Party, or their respective employees, which could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

     SECTION 5.24 REAL PROPERTY. Schedule 5.24 hereto accurately reflects, as of the date hereof, all Real Property in which any Credit Party holds any right, title or interest, including any leasehold interest. Schedule 5.24 further accurately reflects, in respect of each parcel of Real Property described thereon, the name of the Credit Party which is the owner and holder of record title or leasehold interest thereto, the nature of the interest of the Credit Parties therein (fee, leasehold or other), and, in the case of any leasehold interest of Real Property where any Collateral is or may be located, the monthly rent and the name of the landlord under such lease.

     SECTION 5.25 PERFECTION CERTIFICATE; SCHEDULES TO OTHER FINANCING DOCUMENTS. All information in each Perfection Certificate and all information set forth in all disclosure schedules to each of the other Financing Documents is true, correct and complete.

     SECTION 5.26 EXISTING INDEBTEDNESS. Schedule 5.26 hereto contains an accurate and complete list of all Existing Indebtedness of the Credit Parties on the Closing Date after giving effect to the repayment of any such Indebtedness to be repaid on the Closing Date, and including, with respect to each such item of Existing Indebtedness which will remain outstanding after the Closing Date:
(a) the current lender or holder of such Indebtedness, (b) the principal amount of such Indebtedness on the Closing Date, (c) identifying the material loan agreements, promissory notes and other documents evidencing, governing or otherwise pertaining to such Indebtedness, and (d) a summary description of all property which stands as security for such Indebtedness.

     SECTION 5.27 144A INDENTURE. This Agreement shall at all times constitute the "Senior Secured Credit Agreement" under and as defined in the 144A Indenture and each of the Liens granted under any Security Instrument or other Financing Document shall at all times constitute a "Permitted Lien" under and as defined in the 144A Indenture.

     SECTION 5.28 MATERIAL CONTRACTS. No Credit Party is in default under or in breach of any term or condition of any material contract, nor is any Credit Party aware of any default under or breach of any term or condition of any material contract by any other party thereto, in either case where the default could reasonably be expected to have a Material Adverse Effect.

     SECTION 5.29 ACCOUNTS. Other than the accounts specifically permitted by
Section 7.18 hereof, none of the Borrowers maintains any account with any bank or other depository institution into which any cash or cash equivalents are deposited or cash or cash equivalents or maintained.

     SECTION 5.30 REPRESENTATIONS WITH RESPECT TO CERTAIN CREDIT PARTIES.

     (a) GUSAP's sole business is as set forth in Section 6.11(a). GUSAP does not own, lease, license or otherwise have the right to use any other Property, other than as expressly permitted under Section 6.11(a). GUSAP has no liabilities or obligations to any Person other than as expressly permitted under
Section 6.11(a). GUSAP has sufficient cash available to it to pay its expenses and obligations as they come due.

     (b) NSULC's sole business is as set forth in Section 6.11(b). NSULC does not own, lease, license or otherwise have the right to use any other Property, other than as expressly permitted under Section 6.11(b). NSULC has no liabilities or obligations to any Person other than as expressly permitted under
Section 6.11(b). NSULC has sufficient cash available to it to pay its expenses and obligations as they come due.

     (c) PASUG's sole business is as set forth in Section 6.11(c). PASUG does not own, lease, license or otherwise have the right to use any other Property, other than as expressly permitted under Section 6.11(c). PASUG has no liabilities or obligations to any Person other than as expressly permitted under
Section 6.11(c). PASUG has sufficient cash available to it to pay its expenses and obligations as they come due.

     SECTION 5.31 ANTI-TERRORISM LAWS.

     (a) No Borrower nor any of its Affiliates is in violation of any Anti-Terrorism Law or engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

     (b) No Borrower nor any of its Affiliates is any of the following (each a "BLOCKED PERSON"): (1) a Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224; (2) a Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224; (3) a Person or entity with which any bank or other financial institution is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law; (4) a Person or entity that commits, threatens or conspires to commit or supports "terrorism" as defined in Executive Order No. 13224; (5) a Person or entity that is named as a "specially designated national" on the most current list published by the US Treasury Department Office of Foreign Asset Control at its official website or any replacement website or other replacement official publication of such list; (6) a Person or entity who is affiliated with a Person or entity listed above; or (7) an agency of the government of, an organization directly or indirectly controlled by, or a Person resident in, a country on any official list maintained by the Office of Foreign Assets Control of the United States Department of Treasury (or any successor thereto).

     (c) No Borrower nor any of its Affiliates (1) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person, (2) has more than 10% of its assets in a Blocked Person, (3) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224, or (4) derives more than 10% of its operating income from investments in or transactions with a Blocked Person.

                                    ARTICLE 6
                              AFFIRMATIVE COVENANTS

     So long as any Lender has any Commitment hereunder or any Loan remains unpaid or any Revolving Credit Exposure remains outstanding, each Borrower will at all times comply with the following covenants.

     SECTION 6.1 MAINTENANCE AND COMPLIANCE, ETC. Each Borrower will and will cause each other Credit Party to (a) observe and comply in all material respects with all Governmental Requirements and with all of its material contractual obligations, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect, (b) except as permitted by Section 7.4, preserve and maintain its corporate existence, and (c) obtain, preserve, renew and keep in full force and effect any and all rights, licenses, permits, privileges and franchises material to the conduct of its business, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

     SECTION 6.2 PAYMENT OF TAXES AND CLAIMS, ETC. Each Borrower will pay, and cause each other Credit Party to pay, (a) all material taxes, assessments and governmental charges imposed upon it or upon its Property, and (b) all material claims (including, but not limited to, claims for labor, materials, supplies or services) which could reasonably be expected, if unpaid, to become a Lien upon its Property, unless, in each case, such Lien is a Permitted Lien or the validity or amount thereof is being contested in good faith by appropriate action or proceedings and if the Borrowers have made adequate reserves for the payment thereof if required in accordance with GAAP.

     SECTION 6.3 FURTHER ASSURANCES. Each Borrower will and will cause each other Credit Party to promptly cure upon the reasonable request by the Administrative Agent any defects in the creation and issuance of the Notes, or in the execution and delivery of the Financing Documents. Each Borrower at its expense will, as promptly as practical, execute and deliver to the Administrative Agent or the applicable Issuing Bank, following reasonable request, all such other and further documents, agreements and instruments (or cause any of the other Credit Parties to take such action) in order to carry out to the Administrative Agent's reasonable satisfaction the transactions contemplated by the Financing Documents, including this Agreement, or to further evidence and more fully describe the Collateral, or to correct any omissions in the Financing Documents, or more fully to state the security obligations set out herein or in any of the Financing Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Financing Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be necessary or appropriate in connection therewith.

     SECTION 6.4 BANK ACCOUNTS. Without limitation of the provisions of Sections 6.13(b) and 7.18, in order to facilitate the administration of this Agreement and the Agents' and the Lenders' rights hereunder and under the other Financing Documents (including the Liens of the Agents), the Borrowers will maintain one or more of the Lenders or Risk Participants as the Borrowers' principal depository bank, including for the maintenance of operating, administrative, cash management, collection activity and other deposit accounts for the conduct of the Borrowers' business, provided (a) such services offered by the Lenders or Risk Participants are competitive with the corresponding services offered by other banks, and (b) the foregoing shall not restrict the Borrowers from maintaining and using any bank accounts that are used by the Borrowers as of the Closing Date for the same purpose after the Closing Date or from establishing and using new bank accounts with any bank at which the Borrowers maintain one or more bank accounts as of the Closing Date to the extent approved by the Administrative Agent.

     SECTION 6.5 INSURANCE. Except as provided in Schedule 6.5, each Borrower will and will cause each of the other Credit Parties to maintain or cause to be maintained, with insurers believed by the Borrowers in good faith to be financially sound and reputable insurers having a rating of at least A or better by Best Rating Guide, insurance with respect to their respective Properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance, marine insurance, and flood insurance) and amounts as the Administrative Agent may reasonably require or as may be required in accordance with any Governmental Requirement. Each Borrower will obtain endorsements to the policies naming the Administrative Agent or the Canadian Administrative Agent, as applicable, as a loss payee as their interests may appear, and containing provisions that such policies will not be canceled without 30 days prior written notice having been given by the insurance company to the Administrative Agent or the Canadian Administrative Agent, as applicable.

     SECTION 6.6 ACCOUNTS AND RECORDS. Each Borrower will keep and will cause each of the other Credit Parties to keep proper books of record and account in accordance with GAAP.

     SECTION 6.7 RIGHT OF INSPECTION. In addition to any other inspection or audit rights of the Administrative Agent, the Canadian Administrative Agent, any Lender or any Risk Participant hereunder, each Borrower will permit and will cause each of the other Credit Parties to permit any officer, employee or agent of the Administrative Agent, the Canadian Administrative Agent, any Lender or any Risk Participant to visit and inspect any of the Properties of the Credit Parties, examine any Credit Party's books of record and accounts, take copies and extracts therefrom, and discuss the affairs, finances and accounts of the Credit Parties with any Credit Party's executive officers, accountants and auditors, as often and all at such reasonable times during normal business hours and upon reasonable advance notice by the Administrative Agent or the Canadian Administrative Agent, all as may be reasonably requested by the Administrative Agent or the Required Lenders; provided, that (a) such inspection rights shall not be limited or conditioned by reasonable prior notice or reasonable times during the existence of a Default, and (b) the Administrative Agent and the Canadian Administrative Agent shall be limited to two (2) such visitations and inspections in each Fiscal Year unless a Default or an Event of Default shall have occurred and be continuing. Without limiting the foregoing, the Borrowers agree to hold a meeting (including by conference call) with all Lenders and Risk Participants at least once a year, if requested by the Administrative Agent, to discuss the business and affairs of the Borrowers.

     SECTION 6.8 [INTENTIONALLY DELETED.]

     SECTION 6.9 COLLATERAL REPORTS. During each Fiscal Year, as of a date or dates to be designated by the Administrative Agent, the Borrowers will, at the cost of the Borrowers, provide such assistance as the Administrative Agent and the Canadian Administrative Agent may reasonably request in connection with the preparation by the Administrative Agent and the Canadian Administrative Agent of up to two (2) reports (each, a "COLLATERAL REPORT") of a collateral field examiner (the cost of which shall be for the account of the Borrowers) selected by the Administrative Agent in writing (which may be the Administrative Agent or an affiliate thereof) with respect to the Eligible Accounts and Eligible Inventory components for each of the Borrowers included in the US Borrowing Base and the Canadian Borrowing Base and such other matters regarding the Credit Parties or the Collateral as the Administrative Agent or the Canadian Administrative Agent shall reasonably require; provided, that (a) for so long as Excess Availability is below $65,000,000, or at any time an Event of Default has occurred and is continuing, the Administrative Agent shall be entitled to receive at the cost of the Borrowers any number of Collateral Reports as the Administrative Agent determines in its discretion, (b) the Administrative Agent shall also be entitled, in its discretion, to receive, at no cost to the Borrowers, Collateral Reports in addition to those set out above, (c) any Collateral Report provided in connection with a Permitted Acquisition shall be in addition to the Collateral Reports required to be provided pursuant to this
Section 6.9, and (d) in the first Fiscal Year following the Closing Date, the first Collateral Report shall be done not later than 90 days following the Closing Date, and the Administrative Agent may, but need not, require up to two
(2) further Collateral Reports.

     SECTION 6.10 REPORTING COVENANTS. The Company and the Borrowers will furnish the following to each of the Lenders and Risk Participants:

     (a) ANNUAL FINANCIAL STATEMENTS. As soon as available and in any event within 120 days after the end of each Fiscal Year, consolidating and consolidated balance sheets of the Company and its Subsidiaries as at the end of such year and the related consolidating and consolidated statements of income, retained earnings and cash flows of the Company and its Subsidiaries for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all in reasonable detail and accompanied by the unqualified report thereon of independent public accountants of recognized national standing, which report shall state that such consolidated financial statements present fairly in all material respects the consolidated financial condition as at the end of such Fiscal Year, and the consolidated results of operations and cash flows for such Fiscal Year, of the Company and its Subsidiaries in accordance with GAAP, applied on a consistent basis; provided that (i) the consolidating balance sheets and consolidating statements of income, retained earnings and cash flow of the Company and its Subsidiaries are not required to be audited, and (ii) the consolidating balance sheets and consolidating statements of income, retained earnings and cash flow shall be prepared for the Company and for GUSAP (individually), for the Credit Parties (as a group), and for those Subsidiaries which are not Credit Parties and NSULC (as a group).

     (b) MONTHLY FINANCIAL STATEMENTS. As soon as available and in any event within 30 days after the end of each calendar month of the Company, unaudited consolidating and consolidated balance sheets of the Company and its Subsidiaries as at the end of such month and the related unaudited consolidating and consolidated statements of income, retained earnings and cash flows of the Company and its Subsidiaries for such calendar month and for the portion of the Company's Fiscal Year ended at the end of such month, setting forth in each case in comparative form the figures for the corresponding month and the corresponding portion of the Company's previous Fiscal Year, all in reasonable detail and certified by a Responsible Officer that such financial statements present fairly in all material respects the consolidated financial condition as at the end of such calendar month, and the consolidating and consolidated results of operations and cash flows for such calendar month and such portion of the Company's Fiscal Year, of the Company and its Subsidiaries in accordance with GAAP (subject to normal, year-end adjustments and the absence of footnotes); provided that the consolidating balance sheets and consolidating statements of income, retained earnings and cash flow shall be prepared for the Company and for GUSAP (individually), for the Credit Parties (as a group), and for those Subsidiaries which are not Credit Parties and NSULC (as a group).

     (c) MANAGEMENT DISCUSSION AND ANALYSIS Together with the financial statements required pursuant to Section 6.10(a), a management discussion and analysis of the financial performance of the Company and its Subsidiaries for the periods covered thereby, in reasonable detail. In addition, the Company shall provide to the Administrative Agent, for distribution to the Lenders and Risk Participants, a management discussion and analysis of the financial performance of the Company and its Subsidiaries on a quarterly basis, at the same time as such management discussion and analysis is disclosed publicly to the shareholders of the Company.

     (d) NO DEFAULT/COMPLIANCE CERTIFICATE. Together with the financial statements required pursuant to Section 6.10(a) and Section 6.10(b) above, a certificate of the Company, which shall be substantially in the form of Exhibit G hereto and signed by a Responsible Officer: (1) stating that a review of such financial statements during the period covered thereby and of the activities of the Company and its Subsidiaries has been made under such Responsible Officer's supervision with a view to determining whether the Company and its Subsidiaries have fulfilled in all material respects all of their obligations under this Agreement, the other Financing Documents, and the Notes; (2) stating that no Default exists and that the Company and its Subsidiaries have fulfilled in all respects their obligations under such instruments, or if there shall be a Default, specifying the nature and status thereof and the Company's proposed response thereto; (3) demonstrating in reasonable detail compliance (including, but not limited to, showing all material calculations) as at the end of such Fiscal Year or such month with
Section 6.12, Section 7.2(g) and 7.3(f); (4) containing or accompanied by such financial or other details, information and material as the Administrative Agent may reasonably request to evidence such compliance; (5) certifying that the Company and its Subsidiaries have complied with the minimum funding requirements with respect to each Plan maintained by the Company and/or its Subsidiaries, or to which the Company or any of its Subsidiaries is a member, and that the Company and its Subsidiaries have complied in all respects with Section 7.9 of this Agreement; and (6) stating that no event has occurred or condition exists that has had or reasonably could be expected to have a Material Adverse Effect. At the same time, the Company shall deliver (I) an accounts receivable aging, payables aging and inventory aging prepared as of the close of business on the last Business Day of the preceding calendar month, a monthly accounts receivable aging and reconciliation, an accounts payable reconciliation, and sales reports and inventory designations, in each case satisfactory to the Administrative Agent, and such other information related thereto requested by the Administrative Agent, (II) a certificate of the Company signed by a Responsible Officer stating that the Credit Parties have been in compliance with Section 7.2(h) and Section 7.2(i) at all times during the preceding calendar month and setting out the US Operating Borrower Net Advance Amount for each Credit Party and the aggregate US Operating Borrower Net Advance Amount for all Credit Parties, in each case as of the last day of the preceding calendar month, and
(III) a summary of all Swap Agreements to which any Borrower is subject as of the last Business Day of the preceding calendar month, in form, substance and detail acceptable to the Administrative Agent. To the extent that any changes would be required to be made to any Perfection Certificate (as updated pursuant to any prior Perfection Certificate Update) to cause the applicable Perfection Certificate to be accurate and complete if reissued as of the last day of any Fiscal Quarter, the applicable Credit Party shall deliver to the Administrative Agent, together with each certificate of a Responsible Officer required to be delivered under this Section 6.10(d) with respect to the Fiscal Quarter then ended, a Perfection Certificate Update for the applicable Credit Party prepared as of the close of business on the last day of such Fiscal Quarter.

     (e) TITLE INFORMATION. Promptly after a request by the Administrative Agent, additional title information in form and substance acceptable to the Required Lenders as is reasonably requested and reasonably necessary covering the Collateral so that the Lenders and Risk Participants shall have received, together with the title information previously received by the Lenders and Risk Participants, satisfactory title information covering all of the Collateral.

     (f) EVENTS OR CIRCUMSTANCES WITH RESPECT TO COLLATERAL. Promptly after the occurrence of any event or circumstance concerning or changing any of the Collateral that could reasonably be expected to have a Material Adverse Effect, notice of such event or circumstance in reasonable detail.

     (g) BORROWING BASE REPORTS. As soon as available, and in any event on or before the 20th day of each calendar month (or the next succeeding Business Day if such day is not a Business Day): (1) a Canadian Borrowing Base Report and a US Borrowing Base Report, reflecting the US Borrowing Base for each US Operating Borrower, and US Maximum Available Amount (on a combined basis for all US Borrowers, and individually for each US Borrower) and the Canadian Borrowing Base and Canadian Maximum Available Amount as of the close of business on the last Business Day of the preceding calendar month; provided, however, at any time that Excess Availability shall be below $95,000,000, the Administrative Agent, in its discretion, may require the delivery of US Borrowing Base Reports, the Canadian Borrowing Base Reports and other reports more frequently than monthly (including daily), in which event the US Borrowing Base and Canadian Borrowing Base (as applicable) would be adjusted immediately upon delivery (subject to the right of the Administrative Agent and the Canadian Administrative Agent to review such reports and confirm that they have been prepared in accordance with the terms of this Agreement) of such reports based on the information reflected in such reports; and (2) a certificate of the Company signed by a Responsible Officer setting out the aggregate mark to market exposure, as at the end of the preceding month, under all Swap Agreements entered into by the Credit Parties.

     (h) NOTICE OF CERTAIN EVENTS. Promptly after any Borrower learns of the receipt or occurrence of any of the following, a certificate of the Borrowers, signed by a Responsible Officer specifying: (1) any official written notice of any material violation, possible violation, non-compliance or possible non-compliance, or claim made by any Governmental Authority pertaining to all or any part of the Properties of any Credit Party; (2) any event which constitutes a Default, together with a statement specifying the nature thereof and the steps being taken to cure such Default; (3) the creation, dissolution, merger or acquisition of any Credit Party; (4) any event or condition not previously disclosed to the Administrative Agent, which violates any Environmental Law and which could reasonably be expected to have a Material Adverse Effect; (5) any release or threatened release of any hazardous substance or solid waste into the environment where any contingent liabilities associated with such release or threatened could reasonably be expected to exceed $2,000,000; (6) any material amendment to, termination of, or material default under any material contract or any execution of, or material amendment to, termination of, or material default under, any material collective bargaining agreement; (7) any change which would result in any of Schedules 5.9, 5.10, 5.15, 5.19, 5.20, 5.21 and 5.24 no longer being correct in any material respect; or (8) any event or condition which may reasonably be expected to have a Material Adverse Effect.

     (i) SHAREHOLDER COMMUNICATIONS, FILINGS. Promptly upon the mailing, filing, or making thereof, copies of all registration statements, periodic reports and other documents (excluding the related exhibits except to the extent expressly requested by the Administrative Agent) required to be filed by any Credit Party with the Securities and Exchange Commission (or any successor thereto) or any securities exchange or Canadian provincial securities commission.

     (j) LITIGATION. Promptly after the occurrence thereof, notice of the institution of or any material adverse development in any material action, suit, claim or proceeding or any governmental investigation or any arbitration, before any arbitrator or any Governmental Authority, in which the amount involved is $5,000,000 or more, or which, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

     (k) ERISA. Promptly after (1) any Credit Party obtaining knowledge of the occurrence thereof, notice that an ERISA Termination Event has occurred, a "prohibited transaction," as such term is defined in Section 406 of ERISA or
Section 4975 of the Code (for which there is no exemption) with respect to any Plan has occurred that could reasonably be expected to have a Material Adverse Effect, or the assertion of a material claim (other than a routine claim for benefits) against a Plan or against any Credit Party or any ERISA Affiliate with respect to a Plan has occurred, which such notice shall specify the nature thereof, the Borrowers' proposed response thereto (and, if applicable, the proposed response thereto of any Subsidiary of the Borrowers and of any ERISA Affiliate) and, where known, any action taken or proposed by the Internal Revenue Service, the Department of Labor or the PBGC with respect thereto, (2) any Credit Party's obtaining knowledge thereof, copies of any notice of the PBGC's intention to terminate or to have a trustee appointed to administer any Plan, (3) any Credit Party's obtaining knowledge thereof, notice of the imposition of a lien pursuant to Section 401(a)(29) or 412(n) of the Code or pursuant to ERISA with respect to any Plan, and (4) the filing thereof with any Governmental Authority copies of each annual and other report (including applicable schedules) with respect to each Plan or any trust created thereunder (if requested by the Administrative Agent).

     (l) ANNUAL BUDGET. As soon as available and in any event not later than 60 days after the end of each Fiscal Year, a budget of the Credit Parties on a consolidating and consolidated basis for the next Fiscal Year (prepared on a monthly basis), together with written confirmation that such budget has been reviewed and approved by the Board of Directors of the Company. Each such budget shall set forth in reasonable detail the projected revenues and expenses of the Company for such next Fiscal Year, projected Availability and Borrowing Base information, and projected balance sheets and cash flow statements. In addition, as soon as available and in any event not later than 60 days after the end of each Fiscal Year, the Company shall provide to the Administrative Agent a set of consolidated projections for the next three years.

     (m) INVENTORY APPRAISALS. If a Block Event exists, the Administrative Agent may require, at the cost of the Borrowers, and as frequently as the Administrative Agent determines, appraisals of the Borrowers' inventory in scope and detail and prepared by an independent appraisal firm selected by the Administrative Agent. The Administrative Agent may also require, at its own cost, and as frequently as the Administrative Agent determines, additional appraisals of the Borrowers' inventory in scope and detail and prepared by an independent appraisal firm selected by the Administrative Agent. The Borrowers and other Credit Parties will cooperate with the Administrative Agent and the appraiser in the conduct of any such appraisal.

     (n) OTHER INFORMATION. With reasonable promptness, such other information about the business and affairs and financial condition of any Credit Party as the Administrative Agent may reasonably request from time to time, including, without limitation, monthly accounts receivable aging and reconciliation, accounts payable aging and reconciliation, sales reports and inventory designations.

     SECTION 6.11 FINANCING ENTITIES.

     (a) GUSAP's business shall be restricted solely to operating a group financing business to provide financing to the Company, the other Credit Parties and certain of their Affiliates, to borrowing under the 144A Transaction and under this Agreement, to making Investments (otherwise permitted herein), and to making Investments in the Equity of GUSA existing on the date hereof and disclosed on Schedule 5.19 and Investments in NSULC, together with such ancillary activities which are necessary or desirable to operate such business. GUSAP shall not own, lease, license or otherwise have the right to use any Property, other than (1) Investments in NSULC, (2) Investments in GUSA existing on the date hereof, (3) the GUSAP Payment Account, the other deposit accounts listed as being owned by GUSAP on Schedule 7.18, and such other deposit accounts as the Administrative Agent shall have consented to in writing, (4) Investments permitted by clauses (b), (c), (d), (e) (f) and (h) of Section 7.6 having an aggregate value at any one time together with Investments by PASUG pursuant to 6.11(c)(1)(ii) not in excess of $20,000,000, (5) funds held by GUSAP and raised by equity, from the Lenders or from the holders of the 144A Notes, in each case promptly invested in NSULC, and (6) other funds to the extent necessary to pay expenses that relate solely to the 144A Notes or this Agreement or to maintaining the existence of the Company (including its reasonable share of legal, accounting and administrative expenses relating thereto). GUSAP shall not incur or suffer to exist any liabilities or obligations to any Person, other than to the Lenders in respect of the Loans, to the holders of the 144A Notes in respect of amounts owing thereunder, Indebtedness owing to other Credit Parties as set forth on Schedule 5.26 hereof, liabilities for Taxes, and liabilities for its share of fees and expenses that directly relate to its Investment in NSULC and its borrowing under the 144A Notes and hereunder (including its reasonable share of legal, accounting and administrative expenses relating thereto). GUSAP shall remain Solvent at all times during the term of this Agreement, and shall maintain sufficient cash to pay its expenses and obligations as they come due. GUSAP shall not incur or permit to exist any Liens on any of its Properties, other than Liens permitted under Section 7.3(a), (b), (c) or (l). Upon receipt by GUSAP of any Equity Distribution from NSULC in the GUSAP Payment Account, GUSAP agrees that it shall repay amounts owing in respect of US Revolving Credit Loans to the Administrative Agent and the Lenders by transferring the amount of such Equity Distributions so received in the GUSAP Payment Account to the Administrative


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Agent. GUSAP hereby agrees that it shall use its reasonable best efforts to ensure that all payments made by GUSAP in respect of the Revolving Credit Loans shall be made with funds that originated as Equity Distributions by PASUG to NSULC as contemplated in clause (d) below.

     (b) NSULC's business shall be restricted solely to being a holding company, raising equity capital from GUSAP, making Investments (otherwise permitted herein) in PASUG, and making Investments in the Equity of GUSA existing on the date hereof and disclosed on Schedule 5.19, together with such ancillary activities which are necessary or desirable to operate such business. NSULC shall not own, lease, license or otherwise have the right to use any Property, other than (1) Investments in PASUG, (2) Investments in GUSA existing on the date hereof, (3) the NSULC Payment Account, the other deposit accounts listed as being owned by NSULC on Schedule 7.18, and such other deposit accounts as the Administrative Agent shall have consented to in writing, (4) funds held by NSULC and promptly invested in PASUG, and (5) other funds in an amount not to exceed $500,000 at any time to the extent necessary to pay expenses that relate solely to its business activity or maintaining its existence (including its reasonable share of legal, accounting and administrative expenses relating thereto), which shall not exceed $500,000 in any Fiscal Year. NSULC shall have no liabilities or obligations to any Person, other than guarantee liabilities in respect of the Loans and amounts owing under the 144A Notes, liabilities owing to other Credit Parties for its share of fees and expenses that directly relate to its Investment in PASUG (including its reasonable share of legal, accounting and administrative expenses relating thereto) and liabilities for Taxes. NSULC shall remain Solvent at all times during the term of this Agreement, and shall maintain sufficient cash to pay its expenses and obligations as they come due. NSULC shall not incur or permit to exist any Liens on any of its Properties, other than Liens permitted under Section 7.3(a), (b), (c) or (l).

     (c) PASUG's business shall be restricted solely to operating a group financing business to provide financing to the Company and the other Credit Parties and to act as a payment and collection agent for the Company and the Credit Parties. PASUG shall not own, lease, license or otherwise have the right to use any Property, other than (1) (i) Investments constituting loans and advances by PASUG to the Company and other Credit Parties (including loans and advances arising out of payments to third parties in accordance with the terms hereof, for which the Company or the other applicable Credit Party will be liable to reimburse PASUG as repayment of such loans and advances), to the extent permitted hereunder, and (ii) Investments permitted by clauses (b),(c),
(d), (e), (f), and (h) of Section 7.6 having an aggregate value at any one time not in excess of $20,000,000 together with Investments by GUSAP pursuant to
Section 6.11(a)(4), (2) the PASUG Operating Account, provided that at no time shall the account balance thereof, together with amounts contained in any other account maintained by PASUG, exceed an amount equal to the sum of $6,000,000 plus the amount of its outstanding and unpaid checks; (3) the applicable US Lockbox and the applicable US Blocked Account, provided that all collections received in such US Lockbox and transferred to such US Blocked Account are transferred to the PASUG Operating Account (or, to the extent required herein, directly to the Administrative Agent and the Lenders) not later than one Business Day after receipt thereof, and (4) the PASUG Payment Account, the other deposit accounts listed as being owned by PASUG on Schedule 7.18, and such other accounts as the Administrative Agent shall have consented to in writing. PASUG shall have no liabilities or obligations to any Person other than in respect of US Operating Borrower Advances permitted hereunder, guarantee liabilities in respect of the Loans and amounts owing under the 144A Notes, and liabilities to other Credit Parties for its share of fees and expenses that directly relate to its financing business or maintaining its existence (including its reasonable share of legal, accounting and administrative expenses relating thereto), which shall not exceed $1,000,000 during any Fiscal Year. PASUG shall remain Solvent at all times during the term of this Agreement, and shall maintain sufficient cash to pay its expenses and obligations as they come due. PASUG shall not incur or permit to exist any Liens on any of its Properties, other than Liens permitted under Section 7.3(a), (b), (c) or (l).


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

     (d) If PASUG desires to make any Equity Distribution to NSULC, PASUG may elect to deposit the amount of such Equity Distribution into the PASUG Payment Account, and such Equity Distribution shall automatically be transferred to NSULC as an Equity Distribution to the NSULC Payment Account. Upon receipt of such Equity Distribution, NSULC hereby agrees that it shall immediately make an Equity Distribution to GUSAP in an amount equal to the amount of the Equity Distribution received by it from PASUG by transferring such amount so received to the GUSAP Payment Account.

     (e) PASUG shall at all times maintain the Intercompany Security Agreement and the Liens created thereunder in full force and effect and, without limiting the foregoing, PASUG (i) shall take all actions as may be required to maintain such Liens as perfected Liens under all applicable laws, (ii) shall not amend, modify, supplement or waive any provision of the Intercompany Security Agreement without the Administrative Agent's consent, and (iii) shall not subordinate the Liens created under the Intercompany Security Agreement to the Liens of any other Person, except as set forth in the Intercompany Lien Subordination Agreement or with the Administrative Agent's consent.

     SECTION 6.12 FIXED CHARGE COVERAGE RATIO. On each date during the term of this Agreement that Excess Availability is less than $65,000,000 (each such date being a "Trigger Date"), the Borrowers shall have demonstrated that the Fixed Charge Coverage Ratio, measured as of the immediately preceding fiscal month end for which financial statements have been (or were required to be) delivered hereunder for the twelve fiscal month period then ended, was at least 1.1 to
1.0. If the Borrowers fail to deliver financial statements on the due date therefor (without giving effect to any cure periods), such that the Fixed Charge Coverage Ratio required by this Section 6.12 cannot be calculated, the Fixed Charge Coverage Ratio shall be deemed to be less than 1.1 to 1.0 until such time as the required financial statements are actually delivered. Following a Trigger Date, the requirement to comply with the Fixed Charge Coverage Ratio covenant shall remain in effect unless and until the Borrowers have maintained Excess Availability of at least $65,000,000 for a period of at least 90 consecutive days, after which time the requirement to comply with the Fixed Charge Coverage Ratio shall not apply unless a subsequent Trigger Date occurs.

     SECTION 6.13 POST CLOSING OBLIGATIONS.

     (a) The Borrowers shall cause NJSC to be dissolved in accordance with all applicable procedures of law, and shall deliver to the Administrative Agent evidence of such dissolution, in each case within 180 days after the Closing Date. Pending such dissolution, the Borrowers shall not permit NJSC to own any Property.

     (b) The Borrowers shall close each of the bank accounts listed on Schedule 6.13, and deliver to the Administrative Agent evidence of such closure, in each case within 120 days after the Closing Date. Pending such closure, the Borrowers shall not permit the aggregate amount of deposits in all such accounts on any day to exceed $300,000.

     (c) Within 60 days after the Closing Date (or, with the Administrative Agent's consent, within 90 days after the Closing Date), the Borrowers shall deliver to the Administrative Agent a control agreement with respect to each bank account maintained by a Credit Party (including GUSAP, NSULC and PASUG) in the United States or Canada (other than any accounts described in clause (b) above and any other accounts with respect to which the Administrative Agent may elect not to require a control agreement), duly executed and delivered by the applicable Credit Party and depository bank in a form sufficient to perfect the Liens of the applicable Agent in each such bank account and otherwise in form acceptable to the Administrative Agent or the Canadian Administrative Agent, as applicable, acting reasonably.


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

     (d) The Borrowers shall use their commercially reasonable efforts to cause C-SBP to become reinstated in good standing as an Ontario corporation as promptly as practicable after the Closing Date. Pending such reinstatement, the Borrowers shall not permit C-SBP to own any assets or to conduct any business. Upon such reinstatement, the Borrowers shall promptly cause C-SBP to execute and deliver to the Administrative Agent a counterpart to the applicable Security Instruments (including the Canadian Guarantee) and such other agreements, documents and instruments as the Administrative Agent may reasonably request, and shall deliver such certificates, Lien search reports, opinions of counsel and other items as the Administrative Agent may reasonably require, in each case in form and substance satisfactory to the Administrative Agent.

                                    ARTICLE 7
                               NEGATIVE COVENANTS

     So long as any Lender has any Commitment hereunder or any Loan remains unpaid or any Revolving Credit Exposure remains outstanding, neither the Company nor any other Credit Party will:

     SECTION 7.1 ANTI-TERRORISM LAWS. Conduct any business or engage in any transaction or dealing with any Blocked Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person; deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224; or engage in on conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in Executive Order No. 13224 or the USA Patriot Act. The Borrowers shall deliver to the Administrative Agent and the Lenders any certification or other evidence requested from time to time by the Administrative Agent or any Lender, acting reasonably, confirming each Borrower's compliance with this Section 7.1.

     SECTION 7.2 INDEBTEDNESS. Create, incur, assume or suffer to exist, any Indebtedness, other than:

     (a) the Lender Indebtedness;

     (b) Indebtedness which does not exceed the principal amount of $405,000,000 and which has been incurred as a result of the issuance of the 144A Notes by the Company and GUSAP and the guaranty thereof by other Subsidiaries in connection with the 144A Transaction;

     (c) Indebtedness outstanding on the date hereof which is set forth in (i) line items 1, 3, 4 or 6 on Schedule 5.26 and any refinancing, refunding, renewal or extension thereof, provided that such refinancing, refunding, renewal or extension is not for a term shorter than the term of the original Indebtedness and the principal amount thereof is not greater than the principal amount of the original Indebtedness, and the terms and conditions of any such refinancing, refunding, renewal or extension (taken as a whole) are prevailing market terms and are not materially less favorable to the Credit Parties than the terms which are applicable to such Indebtedness, and (ii) line items 9, 21 through 25, 28, 29, 30, 35 and 36 on Schedule 5.26;

     (d) trade or accounts payable (for the deferred purchase price of Property or services) from time to time incurred in the ordinary course of business;

     (e) obligations for current taxes, assessments and other governmental charges and taxes, assessments or other governmental charges which are not yet due or are being contested in good faith by appropriate action or proceeding promptly initiated and diligently conducted, if reserves required pursuant to
Section 6.2 hereof have been established with respect thereto;


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

     (f) Indebtedness owing pursuant to Swap Agreements entered into in the ordinary course of business for the purpose of hedging against risks actually incurred by the Borrowers with respect to interest rates, exchange rates and commodity prices;

     (g) Indebtedness in respect of Capital Lease Obligations and purchase money Indebtedness in an aggregate amount not in excess of $20,000,000 outstanding at any time;

     (h) Advances made by PASUG to a US Operating Borrower, other than advances constituting US Operating Borrower Advances; provided that (i) all such advances shall be (and are hereby deemed to be) at all times subordinated in right of payment to the prior payment of all Lender Indebtedness, except that such advances may be repaid at any time prior to a GUSAP Termination Event so long as, after giving effect to any such repayment, the US Operating Borrower making such repayment shall be Solvent (and any such repayment shall be a deemed representation by the Borrowers that the US Operating Borrower making such repayment is Solvent after giving effect to such repayment), and (ii) all such advances shall at all times be secured by a duly perfected junior security interest in accordance with the terms of the Intercompany Security Agreement;

     (i) US Operating Borrower Advances; provided that (i) the aggregate US Operating Borrower Net Advance Amount, determined for all Credit Parties, shall at no time exceed $50,000,000, (ii) at all times during which any such US Operating Borrower Advance is outstanding, both the maker and the recipient of such US Operating Borrower Advance are Solvent, (iii) all such US Operating Borrower Advances owing by any US Operating Borrower to PASUG shall be (and are hereby deemed to be) at all times subordinated in right of payment to the prior payment of all Lender Indebtedness, except that such advances may be repaid at any time prior to a GUSAP Termination Event so long as, after giving effect to any such repayment, the US Operating Borrower making such repayment shall be Solvent (and any such repayment shall be a deemed representation by the Borrowers that the US Operating Borrower making such repayment is Solvent after giving effect to such repayment), and (iv) all such US Operating Borrower Advances owing by any US Operating Borrower to PASUG shall at all times be secured by a duly perfected junior security interest in accordance with the terms of the Intercompany Security Agreement;

     (j) Permitted New Debt;

     (k) Permitted New Affiliate Subordinated Debt;

     (l) (i) Indebtedness provided by a Person which is not an Affiliate of a Credit Party to finance a Permitted Acquisition, (ii) Indebtedness of a Person or any of its Subsidiaries existing at the time such Person is acquired pursuant to a Permitted Acquisition, and (iii) Indebtedness assumed in connection with an acquisition of assets from a Person in a Permitted Acquisition, which in each case may be secured by Liens on assets not included in the Collateral, provided that the aggregate of all Indebtedness contemplated by paragraphs (i), (ii) and
(iii) shall not exceed $100,000,000 outstanding at any time; and any refinancing, refunding, renewal or extension of any such Indebtedness, provided that the terms and conditions of any such refinancing, refunding, renewal or extension Indebtedness (taken as a whole) are prevailing market terms and the terms and conditions of any such Indebtedness (taken as a whole) are not materially less favorable to the Credit Parties than the terms which are applicable to such Indebtedness;

     (m) Indebtedness provided by a Person which is not an Affiliate of a Credit Party which may be secured by Liens (i) on machinery and equipment, in an aggregate amount not in excess of $150,000,000 outstanding at any time, and (ii) on Real Property, in an aggregate amount not in excess of $50,000,000 outstanding at any time, and any refinancing, refunding, renewal or extension of any such

Indebtedness described in clause (i) or (ii), provided that the terms and conditions of any such refinancing, refunding, renewal or extension Indebtedness (taken as a whole) are prevailing market terms and the terms and conditions of any such refinancing, refunding, renewal or extension Indebtedness (taken as a whole) are not materially less favorable to the Credit Parties than the terms which are applicable to such Indebtedness;

     (n) advances made by any Canadian Credit Party to any other Credit Party;

     (o) Indebtedness existing as of the Closing Date from the Company to the HOC or its assignee (provided any assignee is a Credit Party), provided that (i) no cash payments of principal or interest may be made thereon; and (ii) no other payments may be made thereon unless Excess Availability is at least $75,000,000 after giving effect to any such payment;

     (p) Bonding Obligations to the extent permitted by Section 7.3(f) below;

     (q) guarantees by a Credit Party(s) (other than NSULC or any US Borrower) of Indebtedness of a Credit Party(s) otherwise permitted hereby;

     (r) Indebtedness from Ameristeel US to Finco, as evidenced by and in the amounts set forth in the Ameristeel US Note; provided, however, that (i) the Ameristeel US Note shall be delivered and pledged to the Administrative Agent pursuant to a collateral assignment of promissory note, with the Ameristeel US Note and such collateral assignment being in form and substance satisfactory to the Administrative Agent in its sole discretion, (ii) such Indebtedness shall be subordinated to the Lender Indebtedness pursuant to an intercreditor and subordination agreement, in form and substance satisfactory to the Administrative Agent in its sole discretion, and (iii) the principal amount of such Indebtedness shall in no event exceed $351,000,000;

     (s) the GUSA Guarantee; and

     (t) other unsecured Indebtedness incurred by a Credit Party so long as, at the time such Indebtedness is incurred, no Default exists.

     SECTION 7.3 LIENS. Create, incur, assume or suffer to exist, any Lien on any of its Property now owned or hereafter acquired to secure any Indebtedness of any Credit Party or any other Person, other than (collectively, the "PERMITTED LIENS"):

     (a) Liens existing on the date hereof and set forth on Schedule 7.3 and Liens securing any Indebtedness incurred to refinance, refund, renew or extend the Indebtedness secured by Liens set forth on such Schedule 7.3 provided that the collateral subject to such Liens is not expanded;

     (b) Liens securing the Lender Indebtedness;

     (c) Liens for taxes, assessments or other governmental charges or levies not yet due or which are being contested in good faith by appropriate action or proceedings and with respect to which reserves required by Section 6.2 hereof are maintained;

     (d) statutory and contractual Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen, workmen, and other Liens imposed by law created in the ordinary course of business for amounts which are not past due for more than 60 days or which are being contested in good faith by appropriate action or proceedings and with respect to which reserves required by
Section 6.2 are maintained;

     (e) Liens incurred in connection with or deposits or pledges made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, old age or other similar obligations;

     (f) Liens incurred in connection with or deposits or pledges made in the ordinary course of business to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) (collectively, the "BONDING OBLIGATIONS") but not exceeding an aggregate amount outstanding at any time of $75,000,000;

     (g) minor irregularities in title, easements, rights-of-way, restrictions, servitudes, permits, reservations, exceptions, conditions, covenants and other similar charges or encumbrances not materially interfering with the occupation, use and enjoyment by any Borrower of any of their respective Real Property in the normal course of business or materially impairing the value thereof;

     (h) any obligations or duties affecting any of the Real Property of any Credit Party to any municipality or public authority with respect to any franchise, grant, license or permit which do not materially impair the use of such Real Property for the purposes for which it is held;

     (i) Liens securing Indebtedness permitted by Section 7.2(g) provided that
(1) such Liens cover only the Property (which, for purposes of this Section 7.3(i), shall not include inventory) being leased or acquired, (2) the creation of such Lien or the incurrence of the Indebtedness secured by such Lien does not violate this Agreement or any of the other Financing Documents and (3) in the case of any such Lien securing purchase money Indebtedness, the principal amount of the purchase money Indebtedness being secured does not exceed 80% of the total purchase price of the Property being leased or acquired;

     (j) exceptions, qualifications and reservations in respect of title to Real Property under applicable federal, state, provincial, territorial, municipal and local statutes, regulations, laws, by-laws and ordinances but only to the extent of the general application of such matters and not arising as a result of the failure of Borrowers to comply with such matters;

     (k) Liens on assets not forming part of the Collateral, securing Indebtedness permitted by Section 7.2(l) or Section 7.2(m);

     (l) Liens in favor of PASUG pursuant to the Intercompany Security Agreement, provided that at all times such Liens shall be subject and subordinate to the Liens of the Administrative Agent pursuant to the terms of the Intercompany Lien Subordination Agreement; and

     (m) deposits or pledges made to secure operating leases of real property or newly acquired equipment entered into on a commercially reasonable basis and on commercially reasonable terms and conditions;

provided, however, that the foregoing list of Permitted Liens is not intended to, and shall not be construed as, subordinating or postponing, or as an agreement to subordinate or postpone, any Lien created by any of the Financing Documents to any such Permitted Lien.

     SECTION 7.4 MERGERS, SALES, ETC. Merge into or with or consolidate or amalgamate with, or permit any other Credit Party to merge into or with or consolidate or amalgamate with, any other Person, or sell, lease or otherwise dispose of, or permit any other Credit Party to sell, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or any part of its Property to any other

Person. Notwithstanding the foregoing limitation: (a) the Credit Parties may sell inventory in the ordinary course of business; (b) any Credit Party may sell, redeem or trade cash equivalent investments permitted under Section 7.6;
(c) any US Credit Party shall be permitted to consolidate, amalgamate or merge into or with any US Operating Borrower, and any Canadian Credit Party may consolidate, amalgamate or merge into or with any other Canadian Credit Party;
(d) any US Operating Borrower shall be permitted to sell, assign or convey all or any part of its Property to any other US Operating Borrower, but only so long as any such sale, assignment or conveyance is made for reasonably equivalent value, provided that this clause (d) shall not be interpreted to permit any US Operating Borrower Advance, other than as permitted under Section 7.2(i); (e) GANS shall be permitted to consolidate, amalgamate or merge into or with any Credit Party or to liquidate or dissolve in accordance with applicable laws provided all of its assets are transferred to one or more Credit Parties; (f) any Canadian Borrower shall be permitted to sell, assign or convey all or any part of its Property to any other Canadian Borrower, but only so long as any such sale, assignment or conveyance is made for reasonably equivalent value; (g) the Credit Parties may sell assets which are obsolete, worn out or not necessary to the operations and business of the Credit Parties so long as the aggregate sale price for all assets sold in any Fiscal Year does not exceed $20,000,000;
(h) any Credit Party may sell or otherwise dispose of any of its Property (other than, for greater certainty, any interest that any Credit Party may have in any of NSULC, GUSAP or PASUG) provided that: (w) no Default has occurred and is continuing or would result therefrom; (x) the applicable Credit Party has provided at least 10 days' notice to the Administrative Agent and the Canadian Administrative Agent of the proposed sale or other disposition together with the material terms and conditions thereof, Borrowing Base Reports reflecting the proposed sale or other disposition on a pro forma basis and such other information as the Administrative Agent or the Canadian Administrative Agent, acting reasonably, may request; (y) if any of the Property which is sold or otherwise disposed of consists of any accounts or inventory, then an amount equal to the book value of such accounts or inventory shall be paid to the Administrative Agent or the Canadian Administrative Agent for application against the outstanding principal amount of the US Revolving Loans (if such accounts and inventory were sold or otherwise disposed of by a US Credit Party) or the Canadian Revolving Loans (if such accounts or inventory were sold or otherwise disposed of by a Canadian Credit Party), in each case on a pro rata basis and in accordance with Section 2.11; and (z) any such sale or other disposition shall require the prior written consent of the Required Lenders if the net book value of the Property subject to such sale or other disposition, when aggregated with the net book value of any other Property sold or otherwise disposed of by the Credit Parties pursuant to this Section 7.4(h) in the same Fiscal Year, would exceed $50,000,000; and (i) transfers of any or all of the Equity of GUSA owned by GUSAP or NSULC to another Credit Party, or of any Equity of GUSAP among the Canadian Borrowers, provided that the Borrowers shall deliver to the Administrative Agent (y) all such Security Instruments, amendments thereto and other items as the as the Administrative Agent may require in order to maintain or establish the first-priority Lien of the applicable Agent in such Equity and (z) such evidence as the Administrative Agent may request in order to confirm that such transfer will not have any adverse Tax or other consequences to any Agent or other Secured Party.

     SECTION 7.5 EQUITY DISTRIBUTIONS. Declare or pay any dividend, make any payment to purchase, redeem, retire or otherwise acquire any of its Equity now or hereafter outstanding, return any capital to its stockholders, partners or members, or make any distribution of its assets, Equity, obligations or securities to its stockholders, partners or members (an "EQUITY DISTRIBUTION"), except that (a) the Company may declare and pay dividends with respect to its Equity payable solely in additional Equity, (b) PASUG may pay dividends or other payments in respect of its Equity solely to NSULC, or redeem or repurchase its own Equity owned by NSULC, and NSULC may pay dividends or other payments in respect of its Equity solely to GUSAP, or redeem or repurchase its own Equity owned by GUSAP, in each case solely in connection with a repayment of US Loans,
(c) any Credit Party other than the Company may make Equity Distributions to any other Credit Party so long as, both before and immediately after giving effect to the Equity Distribution, no Default has occurred and is continuing and


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the Credit Party making the Equity Distribution is Solvent, (d) this Section 7.5 shall not restrict payments or distributions made in the ordinary course of business on account of "stock appreciation rights", "phantom stock", "profit participations" and other similar interests, (e) the Company may make Equity Distributions if, both before and immediately after any such Equity Distribution (including any Loan made hereunder in connection therewith), (i) no Default has occurred and is continuing and Excess Availability is not less than $50,000,000, and (ii) the aggregate amount of all such Equity Distributions made by the Company in any Fiscal Year shall not exceed an amount equal to 50% of Consolidated Net Income of the Company and the other Credit Parties as determined in accordance with GAAP for the immediately preceding Fiscal Year, and (f) the Company may make Equity Distributions if, both before and immediately after any such Equity Distribution (including any Loan made hereunder in connection therewith), no Default has occurred and is continuing and Excess Availability is not less than $75,000,000.

     SECTION 7.6 INVESTMENTS, LOANS, ETC. Make, permit or hold any Investments in any Person, or permit any other Credit Party to make, permit or hold any Investments in any Person, other than:

     (a) Investments listed on Schedule 7.6;

     (b) Investments in direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America or Canada (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America or Canada), in each case maturing within one year from the date of acquisition thereof;

     (c) Investments in certificates with deposit of maturities less than one year, issued by commercial banks in the United States or Canada having capital and surplus in excess of $500,000,000 and having short-term credit ratings of at least A1 and P1 by Standard & Poor's Ratings Group and Moody's Investors Service, Inc., respectively;

     (d) Investments in commercial paper with maturities of not more than 180 days with credit ratings of at least A1 and P1 by Standard & Poor's Ratings Group and Moody's Investors Service, Inc., respectively;

     (e) Investments in securities that are obligations of the United States or Canadian government purchased by any Credit Party under fully collateralized repurchase agreements pursuant to which arrangements are made with selling financial institutions (being a financial institution having unimpaired capital and surplus of not less than $500,000,000 and with short-term credit ratings of at least A1 and P1 by Standard & Poor's Ratings Group and Moody's Investors Service, Inc., respectively) for such financial institutions to repurchase such securities within 30 days from the date of purchase by any Credit Party;

     (f) Investments in money market mutual funds having assets in excess of $2,000,000,000;

     (g) Investments by any US Credit Party to or in any other US Credit Party (subject, however, to the limitations set out in Section 7.2(i) in respect of any such loans) and Investments by any Canadian Credit Party to or in any other Credit Party;

     (h) (1) Investments in direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of Canada or of any Canadian province (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of Canada or of such Canadian province), in each case maturing within one year from the date of acquisition thereof; (2) Investments in commercial paper maturing within 180 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from CBRS Inc., Dominion Bond Rating Service, Moody's Investor Service, Inc. or Standard and Poor's Corporation; (3) Investments in certificates of deposit, banker's acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada or of any Canadian province which has a combined capital surplus and undivided profits of not less than C$250,000,000; and (4) Investments in fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (1) above and entered into with a financial institution satisfying the criteria described in clause (3) above;

     (i) Investments comprising loans made by a Credit Party to any employee, officer or director of such Credit Party, provided that the aggregate outstanding principal balance of all such loans made by all of the Credit Parties shall not at any time exceed $2,000,000;

     (j) Investments constituting an Acquisition paid for solely with Equity or the proceeds of Equity of the Company issued after the Closing Date for the purpose of funding such Acquisition, provided that (i) such Acquisition is a Permitted Acquisition and (ii) any such Equity is not redeemable before the Maturity Date;

     (k) other Investments not to exceed an aggregate of $30,000,000 plus 50% of cumulative Consolidated Net Income after the Closing Date, provided that no such Investment shall be made unless, both before and immediately after giving effect to any such Investment (including any Loan made hereunder in connection therewith), no Default shall have occurred and be continuing and Excess Availability is not less than $50,000,000, it being acknowledged and agreed that GUSAP shall be entitled to be the holder of Investments made pursuant to this
Section 7.6(k) in an amount not to exceed $10,000,000 at any time;

     (l) any Investments if, both before and immediately after giving effect to any such Investment (including any Loan made hereunder in connection therewith), no Default shall have occurred and is continuing and Excess Availability is not less than $75,000,000; and

     (m) Investments in the nature of guarantees permitted by Section 7.2(b) or
Section 7.2(q).

     Notwithstanding the foregoing, Investments of the type described in clauses
(b), (c), (d), (e), (f) and (h) shall not be permitted to be made or maintained
(1) by any Canadian Borrower at any time that the outstanding principal balance of all Canadian Loans is $40,000,000 or greater (based on the Dollar Equivalent of any C$ Denominated Loans on the date of determination), (2) by any US Borrower at any time that the aggregate outstanding principal balance of all US Loans is $40,000,000 or greater, (3) by any Borrower at any time that the aggregate outstanding principal balance of all Loans is $60,000,000 or greater, or (4) unless a validly perfected first-priority Lien in such Investments has been granted by the applicable Borrower in favor of the Administrative Agent or the Canadian Administrative Agent, as applicable.

     SECTION 7.7 SALES AND LEASEBACKS. Enter into any arrangement, directly or indirectly, with any Person whereby any Credit Party shall sell or transfer any Property, whether now owned or hereafter acquired, and whereby any Credit Party shall then or thereafter rent or lease as lessee such Property or any part thereof or other Property which a Credit Party intends to use for substantially the same purpose or purposes as the Property sold or transferred, other than sale-leaseback transactions with respect to equipment, machinery and Real Property with an aggregate net book value not to exceed $15,000,000 during the term of this Agreement.


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

     SECTION 7.8 NATURE OF BUSINESS. Engage in, or permit any other Credit Party to engage in, any business other than the businesses in which they are engaged as of the Closing Date or that are related, complementary or ancillary thereto.

     SECTION 7.9 ERISA/PENSION COMPLIANCE.

     (a) Engage in, or permit any ERISA Affiliate to engage in, any transaction in connection with which any US Credit Party or any ERISA Affiliate could be subjected to either a civil penalty assessed pursuant to Sections 502(c), (i) or
(l) of ERISA or a tax imposed by Chapter 43 of Subtitle D of the Code which could reasonably be expected to have a Material Adverse Effect;

     (b) Terminate, or permit any other US Credit Party or any ERISA Affiliate to terminate, any Plan in a manner, or take any other action with respect to any Plan, which would reasonably be expected to result in any material liability of any US Credit Party or any ERISA Affiliate to the PBGC or any other Governmental Authority;

     (c) Fail to make, or permit any other US Credit Party or any ERISA Affiliate to fail to make, full payment when due of all amounts which, under the provisions of any Plan, agreement relating thereto or applicable law, any US Credit Party or any ERISA Affiliate is required to pay as contributions thereto (excluding non-payment or late payment of an amount that is not material);

     (d) Fail to make a required contribution to any Plan which may result in the imposition of a Lien as described in Section 412(n) of the Code;

     (e) Fail to pay, or cause to be paid, to the PBGC in a timely manner, and without incurring any late payment or underpayment charge or penalty, all premiums required pursuant to Sections 4006 and 4007 of ERISA, except where such failure could not reasonably be expected to have Material Adverse Effect;

     (f) Amend, or permit any other US Credit Party or any ERISA Affiliate to amend, a Plan resulting in an increase in current liability such that any US Credit Party or any ERISA Affiliate is required to provide security to such Plan under Section 401(a)(29) of the Code;

     (g) Incur, or permit any other US Credit Party or any ERISA Affiliate to incur, a material liability to or on account of a Plan under Sections 515, 4062, 4063, 4064, 4201 or 4204 of ERISA; or

     (h) As regards to any Canadian Credit Party:

     (1) Terminate, or permit the termination of, any Plan in a manner, or take any other action with respect to any Plan, which could reasonably be expected to result in any material liability of such Canadian Credit Party to any Governmental Authority;

     (2) Fail to make, or permit any other Canadian Credit Party to fail to make, full payment when due of all amounts which, under the provisions of any Plan, agreement relating thereto or applicable law, such Canadian Credit Party is required to pay as contributions thereto, except where the failure to make such payments could not reasonably be expected to have Material Adverse Effect; or

     (3) contribute to or assume an obligation to contribute to, or permit any Subsidiary to contribute to or assume an obligation to contribute to, any "multi-employer pension plan" as such term is defined in the Pension Benefits Act (Ontario).

     SECTION 7.10 SALE OR DISCOUNT OF RECEIVABLES. Sell, or allow any other Credit Party to sell, with or without recourse, for discount or otherwise, any accounts, other than in connection with a sale or other disposition permitted by
Section 7.4.

     SECTION 7.11 NEGATIVE PLEDGE AGREEMENTS. Create, incur, assume or suffer to exist any contract, agreement or understanding which in any way prohibits or restricts the granting, conveying, creation or imposition of any Lien on any Property of any Credit Party, or which requires the consent of or notice to other Persons in connection therewith, other than (a) this Agreement and the other Financing Documents, (b) any agreements governing any purchase money Liens or Capital Lease Obligations otherwise permitted hereby provided that any such prohibition or limitation is only effective against the Property financed thereby, (c) the 144A Indenture, and (d) any agreements governing any Indebtedness incurred pursuant to any of Sections 7.2(c), (j) (l), (m) or (t) provided that any such prohibition or limitation does not apply to any of the Collateral.

     SECTION 7.12 TRANSACTIONS WITH AFFILIATES. Sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) on terms and conditions not less favorable to it than could be obtained on an arm's-length basis from unrelated third parties, and (b) to the extent not prohibited herein. Neither the Company nor the Borrowers will enter into any transaction or series of transactions, or permit any Credit Party to enter into any transaction or series of transactions, with their respective Affiliates which involve an outflow of money or other Property from a Credit Party to an Affiliate who is not a Credit Party, including repayment of Indebtedness of an Affiliate who is not a Credit Party, or payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than on terms and conditions substantially as favorable to the Credit Parties as would be obtainable by the Credit Parties in a reasonably comparable arm's-length transaction with a Person not an Affiliate, provided, however, that, in any event, the aggregate amount of all management fees, affiliation fees, administration fees and other similar fees (i) paid by the Credit Parties in any Fiscal Year to an Affiliate who is not a Credit Party shall not exceed $2,000,000, and (ii) paid by the US Credit Parties in any Fiscal Year to the Canadian Credit Parties shall not exceed $10,000,000 (excluding reasonable allocations of overhead costs and other shared expenses among Credit Parties). The foregoing restrictions shall not apply to: (i) the payment of reasonable and customary fees to directors of a Credit Party who are not employees of such Credit Party, (ii) any other transaction with any employee, officer or director of a Credit Party pursuant to employee profit sharing and/or benefit plans and compensation and non-competition arrangements in amounts customary for corporations similarly situated to such Credit Party and entered into in the ordinary course of business and approved, in respect of officers and directors, by the board of directors of such Credit Party, or (iii) any reimbursement of reasonable out-of-pocket costs incurred by an Affiliate of a Credit Party on behalf of or for the account of such Credit Party.

     SECTION 7.13 UNCONDITIONAL PURCHASE OBLIGATIONS. Except for take-or-pay contracts for the purchase of energy entered into the ordinary course of business, enter into or be a party to, or permit any other Credit Party to enter into or be a party to, any material contract for the purchase of materials, supplies or other property or services, if such contract requires that payment be made by it regardless of whether or not delivery is ever made of such materials, supplies or other property or services.

     SECTION 7.14 EQUITY. After the Closing Date, authorize or issue, or permit any other Credit Party to authorize or issue Equity to any Person other than (i) issuances of Equity of the Company if no Change of Control results therefrom, and (ii) issuance of Equity by any other Credit Party to any of the Borrowers or other Credit Parties.

     SECTION 7.15 [INTENTIONALLY DELETED.]


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

     SECTION 7.16 [INTENTIONALLY DELETED.]

     SECTION 7.17 ACQUISITIONS; CREATION OF SUBSIDIARIES. (1) Make any Acquisition, other than a Permitted Acquisition; or (2) create any subsidiary unless (i) such subsidiary is a wholly owned subsidiary of a Credit Party and the shares in the capital of such subsidiary have been pledged to the Administrative Agent or the Canadian Administrative Agent, as applicable, pursuant to the applicable Security Instruments, and (ii) such subsidiary shall have executed and delivered a counterpart to the applicable Security Instruments and such other agreements, documents and instruments as the Agents may reasonably request, and shall have delivered such certificates, Lien search reports, opinions of counsel and other items as the Administrative Agent may reasonably require, in each case in form and substance satisfactory to the Administrative Agent. Notwithstanding that an acquisition is a Permitted Acquisition, the Borrowers shall not be permitted to include in the US Borrowing Base or the Canadian Borrowing Base any components which would, but for this
Section 7.17, be included therein until the conditions set out in the last sentence of the definition of "Permitted Acquisition" has been satisfied.

     SECTION 7.18 ACCOUNTS. Neither the Borrowers nor any other Credit Parties will maintain accounts with any bank or other depository institution or otherwise maintain cash or cash equivalents other than (a) as permitted by
Section 7.6 hereof (which shall be subject to Liens therein in favor of the Administrative Agent or the Canadian Administrative Agent, as applicable), (b) the Disbursement Accounts and Blocked Accounts maintained with the Canadian Lockbox Banks and the US Lockbox Banks, (c) those accounts identified in
Schedule 7.18 hereto on the Closing Date, (d) those accounts maintained with an Eligible Institution (or another financial institution reasonably acceptable to the Administrative Agent) but only so long as a first-priority Lien therein has been perfected in favor of the Administrative Agent or the Canadian Administrative Agent, as applicable (subject to the Borrowers' right to deliver Lockbox Agreements and control agreements within the timeframes set forth in Sections 4.3, 4.4 and 6.13(c)), (e) the PASUG Payment Account, the NSULC Payment Account and the GUSAP Payment Account, and (f) payroll accounts maintained in the ordinary course of business. In no event will the Borrowers maintain in any payroll account permitted pursuant to this Section 7.18 funds in an amount in excess of the aggregate payroll for one pay period for the employees of such Borrowers paid from such accounts.

     SECTION 7.19 OTHER RESTRICTIVE AGREEMENTS. Directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of any Credit Party (other than the Company) to pay dividends or other distributions with respect to any Equity or with respect to, or measured by, its profits or to make or repay loans or advances to any other Credit Party or to provide a guarantee of any Indebtedness of the Borrowers or any other Credit Party, (b) the ability of the Borrowers to make any loan or advance to any other Borrower, or (c) the ability of a Credit Party to sell, lease or transfer any of its property to another Credit Party or any of the wholly-owned Subsidiaries; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by applicable law, by this Agreement or by the 144A Indenture, (ii) the foregoing shall not apply to restrictions and conditions imposed by any agreements governing any Indebtedness incurred pursuant to any of Sections 7.2(c), (j), (l) or (m), (iii) the foregoing clauses (b) and (c) shall not apply to restrictions and conditions imposed by any agreements governing any Indebtedness incurred pursuant to Section 7.2(t), (iv) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Credit Party pending such sale, provided such restrictions and conditions apply only to the Credit Party that is to be sold and such sale is permitted hereunder, (v) the foregoing clause (c) shall not apply to any agreement setting forth customary restrictions on the subletting, assignment, or transfer of any Property that is a lease, license, conveyance or contract of similar Property, and (vi) the foregoing clause (c) shall not apply to any agreement, instrument or other document evidencing a Permitted Lien from restricting on customary terms the transfer of any Property subject to such Permitted Lien.

     SECTION 7.20 MODIFICATIONS AND PREPAYMENTS OF INDEBTEDNESS.

     (a) Amend, modify, or waive any covenant contained in any instrument, document or agreement governing the Indebtedness of the Credit Parties set forth on Schedule 5.26 hereto if the effect of such amendment, modification, or waiver would be to make the terms of such Indebtedness (taken as a whole) materially more onerous to any Credit Party;

     (b) Make any prepayment of, or redeem, or make any payment in defeasance of, or repurchase, in any such case in cash, any part of the Indebtedness of the Credit Parties (other than mandatory prepayments of Indebtedness incurred pursuant to Section 7.2(l) or (m) and prepayments of Lender Indebtedness) unless, immediately after giving effect to such prepayment, optional redemption, payment in defeasance or repurchase (including any Loan made hereunder in connection with any of the foregoing), Excess Availability is not less than $75,000,000.

     (c) Without limitation of the foregoing clause (b), at least 90 days prior to the scheduled maturity of the Convertible Debentures, the Company shall provide the Administrative Agent evidence of the repayment or redemption in full of the Convertible Debentures (whether through a payment in cash permitted under clause (b) or a conversion of the Convertible Debentures to equity) or notice of the principal amount of the Convertible Debentures that remain outstanding on the 90th day prior to the maturity thereof, in which event the Administrative Agent shall have the right to establish Availability Reserves in an amount of up to the outstanding principal amount of the Convertible Debentures, which Availability Reserves will be released by the Administrative Agent on the date of any repayment or redemption in full of the Convertible Debentures permitted hereunder or on the date that the Company provides the Administrative Agent evidence reasonably satisfactory to the Administrative Agent of the conversion of the Convertible Debentures into Equity of the Company.

     SECTION 7.21 FISCAL YEAR. Change its Fiscal Year without the prior written consent of the Administrative Agent.

     SECTION 7.22 MODIFICATION OF 144A DOCUMENTS. Amend, modify or waive any provision of any of the 144A Indenture or any other material document, instrument or agreement entered into by any Credit Party in connection with the 144A Transaction if the effect of such amendment, modification or waiver would be to advance the scheduled payment dates for the 144A Notes, to increase the rate of interest payable under the 144A Notes, or to effect any other change which could reasonably be expected to be materially adverse to the interests of the Lenders (including granting a Lien over any Property of any Credit Party to secure the 144A Notes).

                                    ARTICLE 8
                                EVENTS OF DEFAULT

     Upon the occurrence and during the continuance of any of the following specified events (each an "EVENT OF DEFAULT"):

     SECTION 8.1 PAYMENTS. Any of the Borrowers shall fail to pay when due (including, but not limited to, any mandatory prepayment required pursuant to Section 2.11) any principal or any interest of any Loan or any Note, or any Reimbursement Obligation or any fee or any other amount payable hereunder or under the Fee Letter or any other Financing Document;

     SECTION 8.2 OTHER COVENANTS. Any Borrower shall fail to observe or perform any covenant or agreement contained in Sections 6.1(b), 6.7, 6.10(g)(1), 6.10(h)(2), 6.11, 6.12 or Article 7;

     SECTION 8.3 OTHER FINANCING DOCUMENT OBLIGATIONS. Any Borrower shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in Section 8.1 or Section 8.2) or any Credit Party shall fail to observe or perform any covenant, condition or agreement contained any Financing Document other than this Agreement and such failure continues unremedied, in the case of Section 6.5 or 6.10(d)(I), for a period of five (5) days after the earlier of (i) written notice thereof from the Administrative Agent to the Company, and (ii) the date on which a Credit Party becomes aware of such failure, and in all other cases, for a period of ten (10) days after the earlier of (y) written notice thereof from the Administrative Agent to the Company, and (z) the date on which a Credit Party becomes aware of such failure;

     SECTION 8.4 REPRESENTATIONS. Any representation, warranty or statement made or deemed to be made by any Borrower or any other Credit Party or any of any Borrower's or any other Credit Party's officers herein or in any other Financing Document, or in any certificate, request or other document furnished pursuant to or under this Agreement or any other Financing Document, shall have been incorrect in any respect as of the date when made or deemed to be made;

     SECTION 8.5 NON-PAYMENTS OF OTHER INDEBTEDNESS. Any Credit Party shall fail to make any payment or payments of principal of or interest on any Indebtedness of such Credit Party which Indebtedness is in an aggregate amount of $10,000,000 or greater after giving effect to any applicable grace period;

     SECTION 8.6 DEFAULTS UNDER OTHER AGREEMENTS. Any Credit Party shall fail to observe or perform any covenant or agreement contained in any agreement(s) or instrument(s) relating to Indebtedness of any Credit Party of $10,000,000 or more in the aggregate within any applicable grace period, or any other event shall occur, if the effect of such failure or other event is to accelerate, or to permit the holder of such Indebtedness or any other Person to accelerate, the maturity of $10,000,000 or more in the aggregate of such Indebtedness; or $10,000,000 or more in the aggregate of any such Indebtedness shall be, or if as a result of such failure or other event may be, required to be prepaid (other than prepayments resulting from excess cash flow) in whole or in part prior to its stated maturity;

     SECTION 8.7 BANKRUPTCY UNDER US LAW. Any Credit Party shall commence a voluntary case concerning itself under Title 11 of the United States Code entitled "Bankruptcy" as now or hereafter in effect, or any successor thereto (the "BANKRUPTCY CODE"); or an involuntary case is commenced against any Credit Party and the petition is not controverted within ten days, or is not stayed or dismissed within 60 days, after commencement of the case; or a custodian (as defined in the Bankruptcy Code) is appointed for, or takes charge of, all or any substantial part of the property of any Credit Party; or any Credit Party commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to any Credit Party or there is commenced against any Credit Party any such proceeding which remains unstayed or undismissed for a period of 60 days; or any Credit Party is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or any Credit Party suffers any appointment of any custodian or the like for it or any substantial part of its Property to continue undischarged or unstayed for a period of 60 days; or any Credit Party makes a general assignment for the benefit of creditors; or any Credit Party shall fail to pay, or shall state in writing that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or any Credit Party shall by any act or failure to act indicate its consent to, approval of or acquiescence in any of the foregoing; or any action is taken by any Credit Party for the purpose of effecting any of the foregoing;

     SECTION 8.8 BANKRUPTCY UNDER CANADIAN LAW.

     (a) Any Canadian Credit Party (1) becomes insolvent, or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors; (2) commits an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada), or makes an assignment of its property for the general benefit of its creditors under such Act, or makes a proposal (or files a notice of its intention to do so) under such Act; (3) institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and any applicable corporations legislation) or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding; (4) applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or (5) takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 8.8, or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof; or

     (b) Any petition is filed, application made or other proceeding instituted against or in respect of any Canadian Credit Party: (1) seeking to adjudicate it an insolvent; (2) seeking a receiving order against it under the Bankruptcy and Insolvency Act (Canada); (3) seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and any applicable corporations legislation) or at common law or in equity; or (4) seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; and in any case describe in clause
(b)(1) through (4) such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 60 days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against any Canadian Credit Party thereunder in the interim, such 60-day period will cease to apply, and provided further that if any Canadian Credit Party files an answer admitting the material allegations of a petition filed against it in any such proceeding, such 60-day period will cease to apply;

     SECTION 8.9 MONEY JUDGMENT. Judgments or orders for the payment of money involving in the aggregate at any time a liability (net of any insurance proceeds or indemnity payments actually received in respect thereof prior to or within 30 days from the entry thereof) of more than $5,000,000 (or the Dollar Equivalent thereof), or that could reasonably be expected to have a Material Adverse Effect, shall be rendered against any Credit Party and such judgment or order shall continue unsatisfied in accordance with the terms of such judgment or order and in effect for a period of 30 days during which execution shall not be effectively discharged, stayed or deferred (whether by action of a court, by agreement or otherwise);

     SECTION 8.10 FINANCING DOCUMENTS. Any provision of any of the Financing Documents after delivery thereof shall for any reason cease to be in full force and effect and valid, binding and enforceable (except as enforceability may be limited as stated in Section 5.3) in accordance with its terms, or, in the case of any of the Security Instruments, cease to create a valid and perfected Lien of the priority contemplated thereby on any of the collateral purported to be covered thereby, or any Credit Party shall so state in writing;

     SECTION 8.11 NON-MONETARY JUDGMENT. One or more final judgments, not involving the payment of money, has been rendered against any Credit Party, the result of which could reasonably be expected to result in a Material Adverse Effect;

     SECTION 8.12 ASSET SEIZURES. Any property of any Credit Party having a fair market value in excess of $5,000,000 (or its then equivalent in any other currency) in the aggregate is seized (including by way of execution, attachment, garnishment, levy or distraint), or any Lien thereon securing Indebtedness in excess of $5,000,000 (or its then equivalent in any other currency) is enforced, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any writ of execution or distress warrant exists in respect of any Credit Party or the property of any of them, or any sheriff or other Person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, continues in effect and is not released or discharged for more than 30 days or such longer period during which entitlement to the use of such property continues with any Credit Party, and the Credit Party is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed from the use of the Credit Party or is sold in the interim, such grace period will cease to apply;

     SECTION 8.13 CHANGE OF CONTROL. The occurrence of a Change of Control; or

     SECTION 8.14 MATERIAL ADVERSE CHANGE. The occurrence of a Material Adverse Change; provided that changes in general economic conditions or general industry conditions shall not constitute a Material Adverse Change for the purposes of this Section 8.14;

then, and in any such event, and at any time thereafter, if any Event of Default shall then be continuing, the Administrative Agent or the Canadian Administrative Agent, upon the written request of the Required Lenders, shall, by written notice to the Borrowers, take any or all of the following actions, without prejudice to the rights of the any Agent, any Lender or the holder of any Note to enforce its claims against any Credit Party: (i) declare the Revolving Credit Commitments, the US Swingline Commitments, the Canadian Swingline Commitments and other lending obligations, if any, terminated, whereupon the Revolving Credit Commitments and other lending obligations, if any, of each Lender hereunder shall terminate immediately; (ii) declare the entire principal amount of and all accrued interest on all Lender Indebtedness then outstanding to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest, notice of protest or dishonor, notice of acceleration, notice of intent to accelerate or other notice of any kind, all of which are hereby expressly waived by each Credit Party, and thereupon take such action as it may deem desirable under and pursuant to the Financing Documents; provided, that, if an Event of Default specified in Section
8.7 or Section 8.8 shall occur, the result which would occur upon the giving of written notice by the Administrative Agent or the Canadian Administrative Agent to the Borrowers, as specified in clauses (i) and (ii) above, shall occur automatically without the giving of any such notice; (iii) if any US Letter of Credit shall then be outstanding, demand L/C Cover which the US Borrowers shall immediately pay to the Administrative Agent for deposit in a cash collateral account maintained by the Administrative Agent; and (iv) if any Canadian Letter of Credit shall then be outstanding, demand L/C Cover which the Canadian Borrowers shall immediately jointly and severally pay to the Canadian Administrative Agent for deposit in a cash collateral account maintained by the Canadian Administrative Agent. Without limiting the foregoing, if any Event of Default shall then be continuing, the Administrative Agent or the Canadian Administrative Agent may, and at the request of the Required Lenders, shall (A) reduce the Commitments, (B) restrict the


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amount of further Loans or refuse to make any further Loans, or add new limitations on the Canadian Borrowing Base and the US Borrowing Base, (C) limit Letter of Credit availability, (D) apply the default interest rate contemplated by Section 2.6(e), (E) exercise dominion and control over Blocked Accounts, (F) require the establishment of new Lockboxes, one for each US Operating Borrower,
(G) require cash collateral for Letters of Credit, (H) exercise any other remedies available in the other Financing Documents, including foreclosure upon and sale of Collateral, and (I) exercise any other remedies as may be available at law or in equity. Following any Event of Default, the Administrative Agent and the Canadian Administrative Agent shall have the right, at their sole discretion, to make Agent Advances as provided in Section 2.28(a).

                                    ARTICLE 9
                                     AGENTS

     SECTION 9.1 APPOINTMENT OF AGENTS. Each Lender and Risk Participant (and each Secured Affiliate and Cash Management Affiliate, by and through its affiliated Lender or Risk Participant), and each Issuing Bank, hereby designates Bank of America as Administrative Agent and Bank of America - Canada Branch as Canadian Administrative Agent, as herein specified and as specified in the other Financing Documents. Each Lender and Risk Participant (and each Secured Affiliate and Cash Management Affiliate by and through its affiliated Lender or Risk Participant), and each Issuing Bank, hereby irrevocably authorizes each of the respective Agents to take such action on its behalf under the provisions of this Agreement, the Notes, and the other Financing Documents and to exercise such powers and to perform such duties hereunder and thereunder as are specifically delegated to or required of the respective Agents by the terms hereof and thereof and such other powers as are reasonably incidental thereto. Bank of America agrees to act as Administrative Agent hereunder and Bank of America - Canada Branch agrees to act as Canadian Administrative Agent hereunder, in each case on the express terms and conditions contained in this
Article 9. Each of the Agents may perform any of its duties hereunder by or through its agents, employees or attorneys-in-fact, and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The provisions of this Article 9 are solely for the benefit of the Agents, the Lenders, the Risk Participants and the Lenders' and Risk Participant's Affiliates. The Borrowers and the other Credit Parties shall have no rights as third party beneficiaries of any of the provisions contained herein. Except as expressly otherwise provided in this Agreement and the other Financing Documents, the Agents shall have and may use their sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions which any of the Agents is entitled to take or assert under this Agreement and the other Financing Documents, including the determination of the applicability of ineligibility criteria with respect to calculation of any portion of the US Borrowing Base or the Canadian Borrowing Base, the making of Agent Advances pursuant to Section 2.28, and the exercise of remedies hereunder and under the other Financing Documents. Any action so taken or not taken shall be deemed to be consented to by the Lenders and Risk Participants.

     SECTION 9.2 LIMITATION OF DUTIES OF AGENTS AND FUNDING BANKS. Notwithstanding anything to the contrary contained in this Agreement or any of the other Financing Documents, neither of the Agents shall have any duties or responsibilities except those expressly set forth in this Agreement and as specified in the other Financing Documents. Neither of the Agents nor any Funding Bank nor any of their respective officers, directors, employees or agents shall be liable for any action taken or omitted by it as such hereunder or in connection herewith, unless caused by its or their gross negligence or willful misconduct. The duties of each of the Agents and Funding Banks shall be mechanical and administrative in nature; no Agent or Funding Bank shall have by reason of this Agreement a fiduciary relationship in respect of any Lender or Risk Participant; and nothing in this Agreement, expressed or implied, is intended to or shall be so construed as to impose upon any Agent or Funding Bank any obligations in respect of this Agreement except as expressly set forth herein.


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     SECTION 9.3 LACK OF RELIANCE ON THE AGENTS.

     (a) INDEPENDENT INVESTIGATION. Independently and without reliance upon either of the Agents or Funding Banks, each Lender and Risk Participant hereby acknowledges that, by becoming a party to this Agreement as a Lender or Risk Participant hereunder, to the extent it deems appropriate, it has made and shall continue to make its own independent investigation of the financial condition and affairs of the Credit Parties in connection with the taking or not taking of any action in connection herewith, and its own appraisal of the creditworthiness of the Credit Parties, and, except as expressly provided in this Agreement, and the other Financing Documents, neither of the Agents nor any Funding Bank shall have any responsibility, either initially or on a continuing basis, to provide any Lender or Risk Participant with any credit or other information with respect thereto, whether coming into its possession before the consummation of the transactions contemplated herein or at any time or times thereafter.

     (b) AGENTS NOT RESPONSIBLE. Neither of the Agents nor any Funding Bank shall be responsible to any Lender, Risk Participant or any Issuing Bank for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectability, priority or sufficiency of this Agreement, the Notes, the Letters of Credit or the other Financing Documents or the financial condition of any Credit Party or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement, the Notes or the other Financing Documents, or the financial condition of any Credit Party, or the existence or possible existence of any Default.

     SECTION 9.4 CERTAIN RIGHTS OF THE AGENTS. If either of the Agents shall request instructions from the Required Lenders with respect to any act or action (including the failure to act) in connection with this Agreement, the Notes and the other Financing Documents, then it shall be entitled to refrain from such act or taking such action unless and until it shall have received instructions from the Required Lenders; and neither of the Agents shall incur such liability to any Person by reason of so refraining. Without limiting the foregoing, no Lender or Risk Participant shall have any right of action whatsoever against either of the Agents as a result of either Agent, as applicable, acting or refraining from acting under this Agreement, the Notes and the other Financing Documents in accordance with the instructions of the Required Lenders, or to the extent required by Section 10.2, all of the Lenders and Risk Participants.

     SECTION 9.5 RELIANCE BY AGENTS AND FUNDING BANKS. Each of the Agents and Funding Banks shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or telecopier message, cablegram, radiogram, order or other documentary teletransmission, telephone message or other communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person. Each of the Agents may consult with legal counsel (including counsel for any Credit Party), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts. Each of the Agents shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any of the other Financing Documents in accordance with a request or consent of the Required Lenders (or all or any portion of the Lenders and Risk Participants, as required under Section 10.2) and such request and any action taken or any failure to act pursuant thereto shall be binding upon all of the Lenders and Risk Participants.

     SECTION 9.6 NOTICE OF DEFAULT. Neither of the Agents nor the Funding Banks shall be deemed to have knowledge or notice of the occurrence of any Default, unless the Agents shall have received written notice from a Lender, Risk Participant or a Borrower referring to this Agreement, describing such


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

Default and stating that such notice is a "notice of Default". The Agents will notify the Lenders and Risk Participants of their receipt of any such notice, and the Agents shall take such action with respect to such Default as may be requested by the Required Lenders in accordance with Article 8 hereof; provided, however, that unless and until the Agents have received any such request, the Agents, or either of them, may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default as the Agents, or either of them, shall deem advisable.

     SECTION 9.7 INDEMNIFICATION OF AGENTS. To the extent either of the Agents is not reimbursed and indemnified by the Borrowers, each Lender and Risk Participant will reimburse and indemnify each of the Agents in accordance with its Pro Rata Share for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against such Agent, or either of them, in performing its duties hereunder, in any way relating to or arising out of this Agreement; provided that no Lender or Risk Participant shall be liable to the Agents for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from, as to such Agents, such Agents' gross negligence or willful misconduct. The undertakings in this Section 9.7 shall survive the payment of all Lender Indebtedness hereunder and the resignation or replacement of either or both of the Agents.

     SECTION 9.8 AGENTS IN THEIR INDIVIDUAL CAPACITY. With respect to its obligations under this Agreement, the Loans made by it and the Notes issued to it, each of the Agents and its Affiliates shall have the same rights and powers hereunder as any other Lender or holder of a Note and may exercise the same as though it were not performing the duties, if any, specified herein; and the terms "Required Lenders," "holders of Notes" or any similar terms shall, unless the context clearly otherwise indicates, include each of the Agents in its individual capacity. Each of the Agents may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with any Credit Party or any Affiliate of any Credit Party as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from any Credit Party for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

     SECTION 9.9 TREATMENT OF LENDERS AND RISK PARTICIPANTS. Each Borrower, each Agent and each Issuing Bank may deem and treat each Lender as the owner of such Lender's Commitments, Loans, Notes and other interests hereunder for all purposes hereof unless and until a written notice of the assignment or transfer thereof shall have been filed with the Administrative Agent and the Canadian Administrative Agent. Each Borrower, each Agent, each Issuing Bank and each Funding Bank may deem and treat each Risk Participant as the party having the rights and obligations relating to such Risk Participant's Applicable Risk Participation Commitment for all purposes hereof unless and until a written notice of the assignment or transfer thereof shall have been filed with the Administrative Agent, the Canadian Administrative Agent and the Applicable Fund.

     SECTION 9.10 PAYMENTS BY AGENTS AND FUNDING BANKS TO LENDERS AND RISK PARTICIPANTS.

     (a) For ease of administration of this Agreement, each Funding Bank directs the applicable Agent to pay to each applicable Risk Participant (and each Agent agrees to pay to each applicable Risk Participant), from amounts actually received by such Agent on behalf of such Funding Bank, such Risk Participant's Canadian Risk Participation Fee, Canadian Revolving Credit Loan Commitment Fee, US Risk Participation Fee and US Revolving Credit Loan Commitment Fee, as applicable, as and when due and payable hereunder. For greater certainty, the provisions of Section 2.21 shall apply in respect of any such payments as if made directly by the Applicable Funding Bank and the applicable Agent shall be entitled to debit the applicable Borrowers' accounts for any amounts payable by the Borrowers as provided in Section 2.21.


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

     (b) All payments to be made by either of the Agents and Funding Banks to the Lenders and Risk Participants shall be made by bank wire transfer or internal transfer of immediately available funds to each Lender and Risk Participants pursuant to wire transfer instructions delivered in writing to the Administrative Agent or the Canadian Administrative Agent, as applicable, on or prior to the Closing Date (or if such Lender or Risk Participant has become a Lender or Risk Participant hereunder pursuant to Section 10.7(b), in the applicable Assignment and Acceptance), or pursuant to such other wire transfer instructions as each party may designate for itself by written notice to the Administrative Agent or the Canadian Administrative Agent, as applicable. Concurrently with each such payment, the Administrative Agent or the Canadian Administrative Agent, as applicable, shall identify whether such payment (or any portion thereof) represents principal, premium or interest on the Loans or otherwise and the Funding Banks shall identify the nature of any payment made by them. Unless the Agents (or Funding Banks, as applicable) receive notice from the Company prior to the date on which any payment is due to the Lenders or Risk Participants, as applicable, that the Borrowers will not make such payment in full as and when required, the Agents and Funding Banks may assume that the Borrowers have made such payment in full to the applicable Agent or Applicable Funding Bank on such date in immediately available funds and the Agents or Applicable Funding Bank may (but shall not be so required), in reliance upon such assumption, distribute to each Lender or, in accordance with the direction set forth in Section 9.10(a), to each Risk Participant, as applicable, on such due date an amount equal to the amount then due such Lender or Risk Participant, as applicable. If and to the extent the Borrowers have not made such payment in full to the Agents or Funding Banks, each Lender or Risk Participant, as applicable, shall repay to the Agents or Funding Banks, as applicable, on demand such amount distributed to such Lender or Risk Participant, as applicable, together with interest thereon at the Federal Funds Rate for each day from the date such amount is distributed to such Lender or Risk Participant, as applicable, until the date repaid.

     SECTION 9.11 RESTRICTIONS ON ACTIONS BY LENDERS; SHARING OF PAYMENTS.

     (a) Each of the Lenders agrees that it shall not, unless it is specifically requested to do so by the Agents, set off against the Lender Indebtedness, any amounts owing by such Lender to any Borrower or any other Credit Party, or any accounts of any Borrower or any other Credit Party, in any such case whether now or hereafter maintained with such Lender. Each of the Lenders further agrees that it shall not, unless specifically requested to do so by the Agents, take or cause to be taken any action to enforce its rights under this Agreement or against the Borrowers and the other Credit Parties, including the commencement of any legal or equitable proceedings, to foreclose any Lien on, or otherwise enforce any security interest in, any of the Collateral.

     (b) If at any time or times any Lender shall receive (i) by payment, foreclosure, setoff or otherwise, any proceeds of Collateral or any payments with respect to the Lender Indebtedness owing to such Lender arising under, or relating to, this Agreement or the other Financing Documents, except for any such proceeds or payments received by such Lender from the Agents pursuant to the terms of this Agreement, or (ii) payments from the Agents in excess of such Lender's ratable portion of all such distributions by the Agents, such Lender shall promptly (1) turn the same over to the Agents, in kind, and with such endorsements as may be required to negotiate the same to the Agents, or in same day funds, as applicable, for the account of all of the Lenders and for application to the Lender Indebtedness in accordance with the applicable provisions of this Agreement, or (2) purchase, without recourse or warranty, an undivided interest and participation in the Lender Indebtedness owed to the other Lenders so that such excess payment received shall be applied ratably as among the Lenders in accordance with their Applicable Percentages; provided, however, that if all or part of such excess payment received by the purchasing party is thereafter recovered from it, those purchases of participations shall be rescinded in whole or in part, as applicable, and the applicable portion of the purchase price paid therefor shall be returned to such purchasing party, but without interest except to the extent that such purchasing party is required to pay interest in connection with the recovery of the excess payment.


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     SECTION 9.12 SUCCESSOR AGENT.

     (a) RESIGNATION. Either of the Agents may resign at any time by giving written notice thereof to the Lenders, the Risk Participants, the Issuing Banks and the Borrowers. Upon any such resignation, the Required Lenders shall have the right, upon five days' notice to the Borrowers, to appoint a successor Administrative Agent or Canadian Administrative Agent, as applicable (to act in the same capacity as the resigning Agent), subject to the prior written approval of the Borrowers, such approval not to be unreasonably withheld and not to be required during the existence of a Default. If no successor Administrative Agent or Canadian Administrative Agent, as applicable, shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the resigning Agent's giving of notice of resignation then, upon five days' notice to the Borrowers, the resigning Agent may, on behalf of the Lenders, appoint a successor Administrative Agent or Canadian Administrative Agent, as applicable (subject to approval of the Borrowers, such approval not to be unreasonably withheld and not to be required during the existence of a Default), which, if the resigning Agent was the Canadian Administrative Agent, shall be an entity that is not a non-resident of Canada for purposes of the Income Tax Act (Canada) and if the resigning Agent was the Administrative Agent, shall be a bank or finance company which maintains an office in the United States, or a commercial bank organized under the laws of the United States of America or of any State thereof, or any Affiliate of such bank or finance company, having a combined capital and surplus of at least $250,000,000.

     (b) RIGHTS, POWERS, ETC. Upon the acceptance of any appointment as an Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Agent's resignation or removal hereunder as Agent, the provisions of this Article 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Agent under this Agreement.

     SECTION 9.13 COLLATERAL AGENTS, DOCUMENTATION AGENTS AND ARRANGERS. Notwithstanding anything contained in this Article 9 or any other Financing Document to the contrary, neither the Collateral Agent, the Canadian Collateral Agent nor either of the Co-Documentation Agents shall have any right, power, obligation, liability, responsibility or duty under this Agreement or any other Financing Document other than those applicable to all Lenders as such. Notwithstanding anything contained in this Article 9 or any other Financing Document to the contrary, neither of the Arrangers shall have any obligation, liability, responsibility or duty under this Agreement or any other Financing Document.

     SECTION 9.14 FIELD AUDIT AND EXAMINATION REPORTS. By signing this Agreement, each Lender and Risk Participant:

     (a) is deemed to have requested that the Agents furnish such Lender or Risk Participant, promptly after it becomes available, a copy of each field audit or examination report (each a "Report" and collectively, "Reports") prepared by or on behalf of either Agent;

     (b) expressly agrees and acknowledges that none of the Agents nor any Lender or Risk Participant (i) makes any representation or warranty as to the accuracy of any Report, or (ii) shall be liable for any information contained in any Report;

     (c) expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that each of the Agents, any Lender, any Risk Participant or any other party performing any audit or examination will inspect only specific information regarding the Credit Parties and will rely significantly upon the Credit Parties' books and records, as well as on representations of the Credit Parties' personnel;


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     (d) agrees to keep all Reports confidential and strictly for its internal use, and not to distribute except to its Participants or otherwise as permitted under Section 10.12, or use any Report in any other manner; and

     (e) without limiting the generality of any other indemnification provision contained in this Agreement, agrees: (i) to hold each of the Agents, any such Lender, any such Risk Participant or such other party preparing a Report harmless from any action the indemnifying Lender or Risk Participant may take or conclusion the indemnifying Lender or Risk Participant may reach or draw from any Report in connection with any Loans or other credit accommodations that the indemnifying Lender has made or may make to the Borrowers and the other Credit Parties, or the indemnifying Lender's participation in, or the indemnifying Lender's purchase of, a Loan or Loans of the Borrowers, or the indemnifying Risk Participant's Risk Participation in any Loans or other obligations of the Borrowers; and (ii) to pay and protect, and indemnify, defend and hold the Agents, any such other Lender or Risk Participant, and any such other party preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses and other amounts (including reasonable legal fees and disbursements) incurred by the Agents, any such other Lender or Risk Participant, or any such other party preparing a Report as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender or Risk Participant.

     SECTION 9.15 AGENCY FOR PERFECTION. Each Lender and Risk Participant hereby appoints each other Lender and Risk Participant as agent for the purpose of perfecting the Secured Parties' security interest in assets which, in accordance with Article 9 of the UCC can be perfected only by possession. Should any Lender (other than the Administrative Agent) or Risk Participant obtain possession of any such Collateral, such Lender or Risk Participant shall notify the Administrative Agent thereof, and, promptly upon the Administrative Agent's request therefor shall deliver such Collateral to the Administrative Agent or in accordance with the Administrative Agent's instructions.

                                   ARTICLE 10
                                  MISCELLANEOUS

     SECTION 10.1 NOTICES. All notices, requests and other communications to any party hereunder shall be in writing (including, telecopy or similar teletransmission or writing) and shall be given to such party at its address or telecopy number set forth on the signature pages hereof (or, in the case of any Person that becomes a Lender or Risk Participant after the date hereof, at the address shown in the Assignment and Acceptance pursuant to which such Person became a Lender or Risk Participant) or such other address or telecopy number as such party may hereafter specify by notice to the Canadian Administrative Agent, the Administrative Agent and the Company. Each such notice, request or other communication shall be effective (a) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid, or (b) if given by any other means (including by air courier), when delivered at the address specified on the signature pages hereto; provided that notices to any Agent, any Lender, any Risk Participant or any Credit Party shall not be effective until actually and physically received. Any notice to be given to any Borrower or to all Borrowers pursuant to this Agreement or any of the other Financing Documents may be given to the Company or to any other Borrower, and if given to the Company or to any Borrower in the manner set forth in this Section 10.1, such notice shall be deemed to be effective notice to all Borrowers for purposes of this Agreement.

     SECTION 10.2 AMENDMENTS AND WAIVERS. Neither this Agreement nor any other Financing Document, nor any terms hereof or thereof, may be amended, supplemented or modified except in accordance with the provisions of this
Section 10.2. The Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent and the Canadian Administrative Agent may, from time to time, (x) enter into with the Borrowers, written amendments, supplements or modifications


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hereto and to the other Financing Documents for the purpose of adding any provisions to this Agreement or to the other Financing Documents or changing in any manner the rights or obligations of the Lenders, the Risk Participants or the Borrowers hereunder or thereunder, or (y) waive at the Borrowers' request, on such terms and conditions as the Required Lenders or the Administrative Agent and the Canadian Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Financing Documents or any Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall:

     (a) reduce the amount or extend the scheduled date of maturity of any Loan or any Reimbursement Obligation or of any scheduled installment thereof or reduce the stated rate of any interest or fee payable hereunder or extend the date of any payment thereof or modify any provision that provides for the ratable sharing by the Lenders (or any sub-set of the Lenders) of any payment or prepayment of Lender Indebtedness to provide for a non-ratable sharing thereof or increase the amount or extend the expiration date of any Lender's Revolving Credit Commitment or amend, modify or waive any provision of Section 2.11(f),
(g), (h) or (i) or Section 2.20, in each case without the prior written consent of each Lender directly affected thereby and each and Risk Participant directly affected thereby through its Applicable Risk Participation;

     (b) change the currency in which any Loan or Reimbursement Obligation is payable or amend, modify or waive any provision of this Section 10.2 or reduce the percentage specified in the definition of Required Lenders without the written consent of all of the Lenders and Risk Participants;

     (c) release any Guarantee or part of the Collateral having a value (determined at the lesser of market or book value) in excess of $10,000,000 without the written consent of all of the Lenders and Risk Participants, except as expressly permitted hereby, provided that the applicable Agent may release (without consent from the Lenders and Risk Participants) any Collateral, and may release a Credit Party from the Guarantees, if such Collateral or Credit Party, as applicable, is sold, transferred or otherwise disposed of as permitted by
Section 7.4;

     (d) amend, modify or waive any provision of Article 9 without the written consent of the Agent directly affected thereby;

     (e) amend, modify or waive (1) any Letter of Credit Liability without the written consent of the applicable Issuing Bank or (2) any Letter of Credit without the consent of each Lender and Risk Participant if such Letter of Credit, after giving effect to such amendment, modification or waiver, would no longer satisfy the requirements hereof if such Letter of Credit was being issued ab initio at such time, provided that in all cases other than clauses (1) or
(2), only the consent of the applicable Issuing Bank shall be required to amend, modify or waive any Letter of Credit;

     (f) amend or modify the definitions of Canadian Borrowing Base, US Borrowing Base, Eligible Account Advance Percentage, Eligible Inventory Advance Percentage, Eligible Accounts or Eligible Inventory or any of the defined terms used in such definitions, without the written consent of the Administrative Agent and all of the Lenders and Risk Participants;

     (g) amend or modify the definition of Block Event or any term or condition of this Agreement where such definition is referred to, without the written consent of all of the Lenders and Risk Participants;

     (h) amend or modify the definition of Pro Rata Share without the written consent of all of the Lenders and Risk Participants;


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     (i) amend or modify Section 2.26 or Section 2.27 without the consent of the
US Swingline Lender and the Canadian Swingline Lender, respectively; or

     (j) amend, modify or waive any of the (A) rights or obligations of either Funding Bank without the consent of such Funding Bank, (B) any of the provisions of Section 2.8(a) without the consent of the Canadian Funding Bank and each Canadian Risk Participant, or (C) any of the provisions of Section 2.8(b) without the consent of the US Funding Bank and each US Risk Participant.

     In addition, neither the Administrative Agent nor the Canadian Administrative Agent shall realize on any pledge of shares or stock forming part of the Collateral if such realization would result in the Lenders having beneficial ownership, control or title of any such pledged shares or stock, without the prior written consent of each Lender and Risk Participant.

     No consent of the Lenders or any Risk Participant shall be required hereunder in connection with any waiver or amendment of the Fee Letter or any Swap Agreement or Cash Management Agreement. The Agents may, in their sole discretion in accordance with Section 2.28 and the other terms of this Agreement, make Agent Advances without the consent of any Revolving Lender or Risk Participant. Any waiver and any amendment, supplement or modification pursuant to this Section 10.2 shall apply to each of the Lenders and Risk Participants and shall be binding upon each Borrower, the Lenders, the Risk Participants, the Agents and all future holders of the Loans. In the case of any waiver, the Borrowers, the other Credit Parties, the Lenders, the Risk Participants and the Agents shall be restored to their former position and rights hereunder and under the other Financing Documents, and any Default waived shall be deemed to be cured and not continuing, but no such waiver shall extend to any subsequent or other Default, or impair any right consequent thereon.

     If, in connection with any proposed amendment, waiver or consent (a "PROPOSED CHANGE") requiring the consent of all Lenders and Risk Participants, the consent of Required Lenders is obtained, but the consent of other Lenders or Risk Participants is not obtained (any such Lender or Risk Participant whose consent is not obtained as described in this paragraph being referred to as a "NON-CONSENTING PARTY"), then, so long as the Administrative Agent is not a Non-Consenting Party, at the Borrowers' request, the Administrative Agent, or an assignee that is acceptable to the Administrative Agent, shall have the right (but not the obligation) to purchase from the Non-Consenting Parties (and their Related Affiliates), and the Non-Consenting Parties (and their Related Affiliates) agree that they shall sell, all the Non-Consenting Parties' (and their Related Affiliates') Commitments, Loans and, if applicable, Risk Participations, without premium or discount, in accordance with the provisions of Section 10.7 as if each such Non-Consenting Party (and Related Affiliate) is an assignor Lender or Risk Participant under Section 10.7.

     SECTION 10.3 NO WAIVER; REMEDIES CUMULATIVE. No failure or delay on the part of any Borrower, any Agent, any Issuing Bank, any Lender, any Risk Participant or any holder of any Note in exercising any right or remedy under this Agreement or any other Financing Document and no course of dealing between any Borrower and any Agent, any Issuing Bank, any Lender, any Risk Participant or any holder of any Note shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy under the Notes, this Agreement or any other Financing Document preclude any other or further exercise thereof or the exercise of any other right or remedy under the Notes, this Agreement or any other Financing Document. The rights and remedies herein expressly provided are cumulative and not exclusive of any rights or remedies which any Borrower, any Agent, any Issuing Bank, any Lender or any Risk Participant would otherwise have. No notice to or demand on any Borrower not required under the Notes, this Agreement or any other Financing Document in any case shall entitle any Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of


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any Agent, any Issuing Bank, the Lenders or the Risk Participants to any other or further action in any circumstances without notice or demand.

     SECTION 10.4 PAYMENT OF EXPENSES, INDEMNITIES, ETC. Each Borrower agrees to (and shall be jointly and severally liable for):

     (a) EXPENSES. Whether or not the transactions hereby contemplated are consummated, pay all out-of-pocket costs and expenses of the Agents and each Issuing Bank in the administration (both before and after the execution hereof and including advice of Canadian and US counsel for all Agents as to the rights and duties of such Agents with respect thereto) of, and in connection with the preparation, execution and delivery of, recording or filing of, preservation of rights under, enforcement of, interpretation of, and, during the continuance of a Default, refinancing, renegotiation or restructuring of, this Agreement, the Notes, and the other Financing Documents and any amendment, waiver or consent relating thereto (including, but not limited to, the fees and disbursements, for such purposes, of counsel for each Agent and, after Default, for any of the Lenders and Risk Participants) and promptly reimburse each Agent for all amounts expended, advanced, or incurred by such Agent to satisfy any obligation of any Borrower under this Agreement or any other Financing Document; provided that, before the occurrence of a Default, all reimbursable out-of-pocket costs and expenses in connection with the preparation, execution and delivery of, and recording or filing of this Agreement, the Notes, and the other Financing Documents, or in connection with any amendment, waiver or consent relating thereto, shall be reasonable and, in the case of out-of-pocket legal fees and expenses, shall be limited to one Canadian law firm (and its local counsel in provinces where Collateral may be located) and one US law firm acting on behalf of both Agents. Without limiting the foregoing, the Borrowers shall pay to the Administrative Agent (i) all fees and expenses incurred by the Administrative Agent or the Canadian Administrative Agent in connection with any collateral audits permitted hereunder, (ii) all fees and/or verification costs incurred by the Administrative Agent or the Canadian Administrative Agent in connection with audits conducted against the Borrowers' property and assets, up to a maximum of $850 per person, per day, (iii) all inventory appraisal costs and expenses permitted to be incurred hereunder, and (iv) any other out-of-pocket expenses related to any of the foregoing.

     (b) INDEMNIFICATION. INDEMNIFY EACH AGENT, EACH ISSUING BANK, EACH LENDER, EACH RISK PARTICIPANT AND EACH OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, REPRESENTATIVES, AGENTS AND AFFILIATES FROM, HOLD EACH OF THEM HARMLESS AGAINST, AND PROMPTLY UPON DEMAND PAY OR REIMBURSE EACH OF THEM FOR, ANY AND ALL ACTIONS, SUITS, PROCEEDINGS (INCLUDING ANY INVESTIGATIONS, LITIGATION OR INQUIRIES), CLAIMS, COSTS, LOSSES, LIABILITIES, DAMAGES OR EXPENSES OF ANY KIND OR NATURE WHATSOEVER WHICH MAY BE INCURRED BY OR ASSERTED AGAINST OR INVOLVE ANY OF THEM (WHETHER OR NOT ANY OF THEM IS DESIGNATED A PARTY THERETO) AS A RESULT OF, ARISING OUT OF OR IN ANY WAY RELATED TO (1) ANY ACTUAL OR PROPOSED USE BY ANY BORROWER OF THE PROCEEDS OF ANY OF THE LOANS; OR (2) ANY OTHER ASPECT OF THIS AGREEMENT, THE NOTES, AND THE FINANCING DOCUMENTS, INCLUDING BUT NOT LIMITED TO THE REASONABLE FEES AND DISBURSEMENTS OF COUNSEL (INCLUDING ALLOCATED COSTS OF INTERNAL COUNSEL) AND ALL OTHER EXPENSES INCURRED IN CONNECTION WITH INVESTIGATING, DEFENDING OR PREPARING TO DEFEND ANY SUCH ACTION, SUIT, PROCEEDING (INCLUDING ANY INVESTIGATIONS, LITIGATION OR INQUIRIES) OR CLAIM, AND INCLUDING ALL ACTIONS, SUITS, PROCEEDINGS (INCLUDING ANY INVESTIGATIONS, LITIGATION OR INQUIRIES), CLAIMS, COSTS, LOSSES, LIABILITIES, DAMAGES OR EXPENSES ARISING BY REASON OF ORDINARY NEGLIGENCE OF EACH AGENT, EACH ISSUING BANK, EACH LENDER AND EACH RISK PARTICIPANT, EACH OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, REPRESENTATIVES,


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

AGENTS AND AFFILIATES; PROVIDED, HOWEVER, THE PROVISIONS OF THIS SECTION 10.4(b) SHALL NOT APPLY TO ANY ACTION, SUITS, PROCEEDINGS, CLAIMS, COSTS, LOSSES, LIABILITIES, DAMAGES, OR EXPENSES TO THE EXTENT, BUT ONLY TO THE EXTENT, DETERMINED BY A FINAL AND NON-APPEALABLE JUDGMENT OF A COURT OF COMPETENT JURISDICTION TO HAVE BEEN CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE PARTY SEEKING INDEMNIFICATION;

     (c) ENVIRONMENTAL INDEMNIFICATION. INDEMNIFY AND HOLD HARMLESS FROM TIME TO TIME EACH AGENT, THE ISSUING BANKS, THE LENDERS AND THE RISK PARTICIPANTS, EACH PERSON CLAIMING BY, THROUGH, UNDER OR ON ACCOUNT OF ANY OF THE FOREGOING AND THE RESPECTIVE DIRECTORS, OFFICERS, COUNSEL, EMPLOYEES, AGENTS, AFFILIATES, SUCCESSORS AND ASSIGNS OF EACH OF THE FOREGOING FROM AND AGAINST ANY AND ALL LOSSES, CLAIMS, COST RECOVERY ACTIONS, ADMINISTRATIVE ORDERS OR PROCEEDINGS, DAMAGES AND LIABILITIES (WHICH RELATE TO OR ARISE AS A RESULT OF THE LOANS, THE LETTERS OF CREDIT OR ANY FINANCING DOCUMENT) TO WHICH ANY SUCH PERSON MAY BECOME SUBJECT AND INCLUDING ANY AND ALL LOSSES, CLAIMS, COST RECOVERY ACTIONS, ADMINISTRATIVE ORDERS OR PROCEEDINGS, DAMAGES AND LIABILITIES (WHICH RELATE TO OR ARISE AS A RESULT OF THE LOANS, THE LETTERS OF CREDIT OR ANY FINANCING DOCUMENT) ARISING BY REASON OF THE ORDINARY NEGLIGENCE OF EACH AGENT, THE ISSUING BANKS, THE LENDERS AND RISK PARTICIPANTS, EACH PERSON CLAIMING BY, THROUGH, UNDER OR ON ACCOUNT OF ANY OF THE FOREGOING AND THE RESPECTIVE DIRECTORS, OFFICERS, COUNSEL, EMPLOYEES, AGENTS, AFFILIATES, SUCCESSORS AND ASSIGNS OF EACH OF THE FOREGOING UNDER ANY ENVIRONMENTAL LAW APPLICABLE TO ANY BORROWER OR ANY OF THEIR RESPECTIVE PROPERTIES, INCLUDING WITHOUT LIMITATION, THE TREATMENT OR DISPOSAL OF HAZARDOUS SUBSTANCES ON ANY OF THEIR RESPECTIVE PROPERTIES, AS A RESULT OF THE BREACH OR NON-COMPLIANCE BY ANY CREDIT PARTY WITH ANY ENVIRONMENTAL LAW APPLICABLE TO ANY CREDIT PARTY, DUE TO PAST OWNERSHIP BY ANY CREDIT PARTY OF ANY OF THEIR RESPECTIVE PROPERTIES OR PAST ACTIVITY ON ANY OF THEIR RESPECTIVE PROPERTIES WHICH, THOUGH LAWFUL AND FULLY PERMISSIBLE AT THE TIME, COULD RESULT IN PRESENT LIABILITY, THE PRESENCE, USE, RELEASE, STORAGE, TREATMENT OR DISPOSAL OF HAZARDOUS SUBSTANCES ON OR AT ANY OF THE PROPERTIES OWNED OR OPERATED BY ANY CREDIT PARTY, OR ANY OTHER ENVIRONMENTAL, HEALTH OR SAFETY CONDITION IN CONNECTION WITH THIS AGREEMENT, THE NOTES OR ANY OTHER FINANCING DOCUMENT; PROVIDED, HOWEVER, NO INDEMNITY SHALL BE AFFORDED UNDER THIS
SECTION 10.4(C) IN RESPECT OF ANY PROPERTY FOR ANY OCCURRENCE ARISING PRIMARILY FROM THE ACTS OR OMISSIONS OF AN AGENT OR ANY LENDER DURING THE PERIOD AFTER WHICH SUCH PERSON, ITS SUCCESSORS OR ASSIGNS SHALL HAVE OBTAINED ACTUAL PHYSICAL POSSESSION OF SUCH PROPERTY (WHETHER BY FORECLOSURE OR DEED IN LIEU OF FORECLOSURE, AS MORTGAGEE-IN-POSSESSION OR OTHERWISE); AND

     (d) ENVIRONMENTAL WAIVER. WITHOUT LIMITING THE FOREGOING PROVISIONS, EACH BORROWER HEREBY DOES WAIVE, RELEASE AND COVENANT NOT TO BRING AGAINST ANY OF THE PERSONS INDEMNIFIED IN THIS SECTION 10.4 ANY DEMAND, CLAIM, COST RECOVERY ACTION OR LAWSUIT THEY MAY NOW OR HEREAFTER HAVE OR ACCRUE (WHICH RELATE TO OR ARISE AS A RESULT OF THE LOANS, THE LETTERS OF CREDIT OR ANY FINANCING DOCUMENT) ARISING FROM ANY ENVIRONMENTAL LAW NOW OR HEREAFTER ENACTED (INCLUDING THOSE APPLICABLE TO ANY BORROWER) UNLESS THE ACTS OR OMISSIONS OF ANY SUCH PERSON OR THEIR


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

RESPECTIVE SUCCESSORS AND ASSIGNS ARE THE PRIMARY CAUSE OF THE CIRCUMSTANCES GIVING RISE TO SUCH DEMAND, COST RECOVERY ACTION OR LAWSUIT, THE PRESENCE, USE, RELEASE, STORAGE, TREATMENT OR DISPOSAL OF HAZARDOUS SUBSTANCES ON OR AT ANY OF THE PROPERTIES OWNED OR OPERATED BY ANY CREDIT PARTY, OR THE BREACH OR NON-COMPLIANCE BY ANY CREDIT PARTY WITH ANY ENVIRONMENTAL LAW OR ENVIRONMENTAL COVENANT APPLICABLE TO ANY BORROWER, UNLESS THE ACTS OR OMISSIONS OF SUCH PERSON, ITS SUCCESSORS AND ASSIGNS ARE THE PRIMARY CAUSE OF THE CIRCUMSTANCES GIVING RISE TO SUCH DEMAND, CLAIM, COST RECOVERY ACTION OR LAWSUIT.

Each Borrower's obligations under this Section 10.4 shall survive any termination of this Agreement and the payment of the Notes.

     SECTION 10.5 RIGHT OF SETOFF. Subject to the rights of the Agents, the Lenders and the Risk Participants contained in Section 9.11 hereof, in addition to and not in limitation of all rights of offset that any Lender, Risk Participant, any Issuing Bank or any of their Affiliates may have under applicable law, each Lender, each Risk Participant and their Affiliates shall, upon the occurrence of any Event of Default and at any time during the continuance thereof and whether or not such Lender, Risk Participant or Affiliate has made any demand or any of the Borrowers' obligations are matured, have the right at any time and from time to time, without notice to any Credit Party (any such notice being expressly waived by each Borrower) to set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by any such Lender, Risk Participant or Affiliate to or for the credit or the account of the applicable Borrower against any and all of the Lender Indebtedness owing by such Borrower then outstanding, subject to the provisions of Section 2.11(f), (g),
(h) and (i).

     SECTION 10.6 BENEFIT OF AGREEMENT. The Notes, this Agreement and the other Financing Documents shall be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto, provided that no Borrower may assign or transfer any of its interest hereunder or thereunder without the prior written consent of each Lender and Risk Participant.

     SECTION 10.7 SUCCESSORS AND ASSIGNS; PARTICIPATIONS AND ASSIGNMENTS.

     (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), except that no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender and Risk Participant (and any attempted assignment or transfer by any Borrower without such consent shall be null and void). Except as otherwise expressly provided herein, nothing in this Agreement shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby) any legal or equitable right, remedy or claim under or by reason of this Agreement.

     (b) Any Lender or Risk Participant may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it, in the case of any Lender, and Risk Participations and amounts owing to it in connection therewith, in the case of any Risk Participant) by executing, and causing the assignee thereof to execute, an assignment and acceptance in the form attached hereto as Exhibit H ("ASSIGNMENT AND ACCEPTANCE"); provided, that:


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     (1) the prior written consent (which consent shall not be unreasonably withheld) of each of the Borrowers and the Administrative Agent (and any Issuing Bank which has any Letters of Credit outstanding) shall be required as a condition to the effectiveness of any assignment; provided, that (A) no such consent of the Borrowers, the Administrative Agent or any Issuing Bank shall be required in the case of an assignment to a Lender or an Affiliate of a Lender, except that the consent of the Borrowers and Administrative Agent shall be required in the case of (y) an assignment by a Canadian Revolving Lender or Canadian Risk Participant to an assignee Canadian Revolving Lender that is not an Exempt Canadian Lender or an assignee Canadian Risk Participant that has not given a Risk Participant Certification or (z) an assignment by a US Revolving Lender or US Risk Participant to an assignee US Revolving Lender that is not an Exempt US Lender or an assignee US Risk Participant that has not given a Risk Participant Certification, and (B) in the case of an assignment to an assignee that will become a Risk Participant and has given a Risk Participant Certification, the Borrowers shall not be permitted to withhold their consent to such assignment on the basis that Indemnified Participation Taxes may arise or result from payments to such assignee;

     (2) notwithstanding any provision contained herein to the contrary, the prior written consent of the Applicable Funding Bank shall be required as a condition to the effectiveness of any assignment whereby the assignee would be a Risk Participant;

     (3) except in the case of an assignment of the entire remaining Combined Interests of an assignor and its Related Affiliate, the aggregate amount of the Combined Interests assigned to an assignee and its Related Affiliate and the aggregate amount of the Combined Interests retained by the assignor and its Related Affiliate, after giving effect to such assignment, shall be not less than $10,000,000 (provided that if the Revolving Credit Commitments have expired or terminated, such limits shall apply to the amount of Voting Revolving Credit Exposure assigned and retained);

     (4) no US Revolving Lender shall assign all or any part of its US Revolving Credit Commitment or US Revolving Credit Loans unless such US Revolving Lender (or its Related Affiliate, if applicable) assigns the same percentage of its Canadian Revolving Credit Commitment and Canadian Revolving Credit Loans (or Canadian Risk Participant Commitment and Canadian Risk Participation, as the case may be) to the same assignee (or Related Affiliate of the same assignee);

     (5) no Canadian Revolving Lender shall assign all or any part of its Canadian Revolving Credit Commitment or Canadian Revolving Credit Loans unless such Canadian Revolving Lender (or its Related Affiliate, if applicable) assigns the same percentage of its US Revolving Credit Commitment and US Revolving Credit Loans (or US Risk Participant Commitment and US Risk Participation, as the case may be) to the same assignee (or Related Affiliate of the same assignee);

     (6) no US Risk Participant shall assign all or any part of its US Risk Participant Commitment or US Risk Participation unless such Risk Participant (or its Related Affiliate, if applicable) assigns the same percentage of its Canadian Risk Participant Commitment and Canadian Risk Participation (or Canadian Revolving Credit Commitment and Canadian Revolving Credit Loans, as the case may be) to the same assignee (or Related Affiliate of the same assignee);

     (7) no Canadian Risk Participant shall assign all or any part of its Canadian Risk Participant Commitment or Canadian Risk Participation unless such Risk Participant (or its Related Affiliate, if applicable) assigns the same percentage of its US Risk Participant Commitment and US Risk Participation (or US Revolving Credit Commitment and US Revolving Credit Loans, as the case may
be) to the same assignee (or Related Affiliate of the same assignee);


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

     (8) if a Canadian Revolving Lender assigns all or a portion of its Canadian Revolving Credit Commitment and Canadian Revolving Credit Loans (or if a Canadian Risk Participant assigns all or a portion of its Canadian Risk Participant Commitment and Canadian Risk Participation) to an assignee (A) that is an Exempt Canadian Lender on the effective date of the assignment, (B) pursuant to Section 2.8(a)(ii) (in the case of an assignment by the Canadian Funding Bank), or (C) at a time when an Event of Default exists, then in any such case such assignee shall become a party hereto as a Canadian Revolving Lender; provided, that, in connection with any assignment from an assignor that is a Canadian Risk Participant to an assignee that will be a Canadian Revolving Lender, the assignor Canadian Risk Participant shall cause the Canadian Funding Bank to assign to the assignee a portion of the Canadian Funding Bank's Canadian Revolving Credit Commitment in an amount equal to the amount of the Canadian Risk Participant Commitment being assigned by the Canadian Risk Participant and a portion of the Canadian Funding Bank's Canadian Revolving Credit Loans in an amount equal to the amount of the Canadian Risk Participation being assigned by the assignor Canadian Risk Participant;

     (9) except as set forth in clause (8) above, any assignee that is not an Exempt Canadian Lender on the effective date of the assignment to it by a Canadian Revolving Lender of an interest in its Canadian Revolving Credit Commitment and Canadian Revolving Credit Loans (or by a Canadian Risk Participant of an interest in its Canadian Risk Participant Commitment and Canadian Risk Participation) shall become a party hereto as a Canadian Risk Participant; provided, that, in connection with any assignment from an assignor that is a Canadian Revolving Lender to an assignee that will be a Canadian Risk Participant, the assignor Canadian Revolving Lender shall cause the Canadian Funding Bank to purchase from the assignor Canadian Revolving Lender the Canadian Revolving Credit Commitment and Canadian Revolving Credit Loans being assigned and to issue a Canadian Risk Participation to the assignee in accordance with Section 2.8(a)(i), whereby such assignee shall have a Canadian Risk Participant Commitment in an amount equal to the Canadian Revolving Credit Commitment being assigned;

     (10) if a US Revolving Lender assigns all or a portion of its US Revolving Credit Commitment and US Revolving Credit Loans (or if a US Risk Participant assigns all or a portion of its US Risk Participant Commitment and US Risk Participation) to an assignee (A) that is an Exempt US Lender on the effective date of the assignment, (B) pursuant to Section 2.8(b)(ii) (in the case of an assignment by the US Funding Bank), or (C) at a time when an Event of Default exists, then in any such case such assignee shall become a party hereto as a US Revolving Lender; provided, that, in connection with any assignment from an assignor that is a US Risk Participant to an assignee that will be a US Revolving Lender, the assignor US Risk Participant shall cause the US Funding Bank to assign to the assignee a portion of the US Funding Bank's US Revolving Credit Commitment in an amount equal to the amount of the US Risk Participant Commitment being assigned by the US Risk Participant and a portion of the US Funding Bank's US Revolving Credit Loans in an amount equal to the amount of the US Risk Participation being assigned by the assignor US Risk Participant;

     (11) except as set forth in clause (10) above, any assignee that is not an Exempt US Lender on the effective date of the assignment to it by a US Revolving Lender of an interest in its US Revolving Credit Commitment and US Revolving Credit Loans (or by a US Risk Participant of an interest in its US Risk Participant Commitment and US Risk Participation) shall become a party hereto as a US Risk Participant; provided, that, in connection with any assignment from an assignor that is a US Revolving Lender to an assignee that will be a US Risk Participant, the assignor US Revolving Lender shall cause the US Funding Bank to purchase from the assignor US Revolving Lender the US Revolving Credit Commitment and US Revolving Credit Loans being assigned and to issue a US Risk Participation to the assignee in accordance with Section 2.8(b)(i), whereby such assignee shall have a US Risk Participant Commitment in an amount equal to the US Revolving Credit Commitment being assigned;


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

     (12) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $2,500;

     (13) the assignee, if it shall not already be a Lender or Risk Participant, shall deliver to the Administrative Agent an Administrative Questionnaire containing such information as the Administrative Agent may require, and, in the case of any assignee Risk Participant, a Risk Participant Certification; and

     (14) notwithstanding anything in this Agreement to the contrary, any consent of the Borrowers otherwise required under this paragraph shall not be required if a Default has occurred and is continuing.

Subject to acceptance and recording thereof pursuant to Section 10.7(d), from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender or Risk Participant, as the case may be, under this Agreement, and the assignor thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement except as otherwise expressly provided herein to the contrary (and, in the case of an Assignment and Acceptance covering all of the assignor's rights and obligations under this Agreement, such assignor shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.17 and 2.19 (in the case of any assignor that was a Lender) and Sections 2.21 and 10.4 (in the case of any assignor that was a Lender or Risk Participant), and shall continue to be bound by all provisions contained herein providing for indemnification or reimbursement of the Agents (and, in the case of any assignor that was a Risk Participant, of the Applicable Funding Bank), to the extent the event or condition giving rise to such indemnification or reimbursement arose or existed while the assignor was a party hereto as a Lender or Risk Participant). Any assignment or transfer by a Lender or Risk Participant of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender or Risk Participant of a participation in such rights and obligations in accordance with this Section 10.7(b). Notwithstanding the foregoing, the US Swingline Lender shall not be permitted to make a partial assignment of the US Swingline Commitment and the Canadian Swingline Lender shall not be permitted to make a partial assignment of the Canadian Swingline Commitment. Notwithstanding anything contained in this Agreement to the contrary, (i) no assignee of a Canadian Revolving Lender or Canadian Risk Participant shall be permitted to seek any indemnification for, or the payment of, any Indemnified Taxes or Other Taxes described in Section 2.21 hereof or any penalties, interest and reasonable expenses arising therefrom or with respect thereto from the Canadian Borrowers, unless (a) an Event of Default exists at the time of such assignment (regardless if an Event of Default exists at the time amounts are payable) or (b) amounts payable to the Canadian Revolving Lender or Canadian Risk Participant (or the Canadian Funding Bank in respect of a Canadian Risk Participant's Canadian Risk Participation) from which the assignee received its assignment (the "assignor") would have also been subject to, or such assignor (or the Canadian Funding Bank in respect of a Canadian Risk Participant's Canadian Risk Participation) would have also been required to pay, such Indemnified Taxes or Other Taxes, except that any assignee that is a Canadian Risk Participant (and the Canadian Funding Bank) may obtain indemnification and payment from the Canadian Borrowers in respect of Indemnified Participation Taxes, and (ii) no assignee of a US Revolving Lender or US Risk Participant shall be permitted to seek any indemnification for, or the payment of, any Indemnified Taxes or Other Taxes described in Section 2.21 hereof or any penalties, interest and reasonable expenses arising therefrom or with respect thereto from the US Borrowers, unless (a) an Event of Default exists at the time of such assignment (regardless if an Event of Default exists at the time amounts are payable) or (b) amounts payable to the US Revolving Lender or US Risk Participant (or the US Funding Bank in respect of a US Risk Participant's US Risk Participation) from which the assignee received its assignment (the "assignor") would have also been subject to, or such assignor (or the US Funding Bank in respect of a US Risk Participant's US Risk Participation) would have also been required to pay, such Indemnified Taxes or Other Taxes, except that any assignee that is a US Risk Participant (and the US Funding Bank) may obtain indemnification and payment from the US Borrowers in respect of Indemnified Participation Taxes.

     (c) The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices in Atlanta, Georgia a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders and Risk Participants, and the Commitment of, and principal amount of the Loans and Reimbursement Obligations owing to, each Lender pursuant to the terms hereof from time to time, and the Canadian Risk Participation (or US Risk Participation, as the case may be) and amounts owing by the Funding Banks to each Risk Participant from time to time (the "REGISTER"). The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent, the Issuing Banks, the Risk Participants and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender or a Risk Participant hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by each Borrower, any Issuing Bank, any Risk Participant and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

     (d) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender or Risk Participant and an assignee, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender or Risk Participant hereunder), the processing and recordation fee referred to in Section 10.7(b) and any written consent to such assignment required by Section 10.7(b), the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

     (e) Without limitation of Section 2.8, any Lender or Risk Participant may, without the consent of any Borrower, the Administrative Agent or any Issuing Bank, sell participations to one or more banks or other entities (a "PARTICIPANT") in all or a portion of such Lender's or Risk Participant's rights and obligations under this Agreement (including, in the case of any Lender, all or a portion of its Commitment and the Loans and Reimbursement Obligations owing to it, and in the case of any Risk Participant, all or a portion of its Risk Participant Commitment and Revolving Credit Loan Risk Participation); provided that (i) such Lender's or Risk Participant's obligations under this Agreement shall remain unchanged, (ii) such Lender or Risk Participant shall remain solely responsible to the other parties hereto for the performance of such obligations,
(iii) each Borrower, the Agents, the Issuing Banks and the other Lenders and Risk Participants shall continue to deal solely and directly with such Lender or Risk Participant in connection with such Lender's or Risk Participant's rights and obligations under this Agreement, (iv) any Canadian Revolving Lender or Canadian Risk Participant that intends to sell a participation to a Person which is not an Exempt Canadian Lender shall give prior written notice thereof to the Borrowers, and (v) any US Revolving Lender or US Risk Participant that intends to sell a participation to a Person which is not an Exempt US Lender shall give prior written notice thereof to the Borrowers. Any agreement or instrument pursuant to which a Lender or Risk Participant sells such a participation shall provide that such Lender or Risk Participant shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that (A) such agreement or instrument may provide that such Lender or Risk Participant will not, without the consent of the Participant, agree to any amendment, modification or waiver described in
Section 10.2(a) or Section 10.2(b) that affects such Participant, (B) no US Revolving Lender or US Risk Participant shall sell any participation in its US Revolving Credit Commitment or US Revolving Credit Loans (or, in the case of any US Risk Participant, its US Risk Participant Commitment or US Risk Participation) unless such Lender (or its Related Affiliate) sells a participation interest of an equal percentage of its Canadian Revolving Credit Commitment and Canadian Revolving Credit Loans (or, in the case of any Canadian Risk Participant, its Canadian Risk Participant Commitment and Canadian Risk Participation) to the same Participant or a Related Affiliate of such Participant, and (C) no Canadian

Revolving Lender or Canadian Risk Participant shall sell any participation in its Canadian Revolving Credit Commitment or Canadian Revolving Credit Loans (or, in the case of any Canadian Risk Participant, its Canadian Risk Participant Commitment or Canadian Risk Participation) unless such Lender (or its Related Affiliate) sells an equal percentage of its US Revolving Credit Commitment and US Revolving Credit Loans (or, in the case of any US Risk Participant, its US Risk Participant Commitment and US Risk Participation) to the same Participant or a Related Affiliate of such Participant. Subject to this Section 10.7(e), each Borrower agrees that each Participant shall be entitled to the benefits of
Section 2.17, Section 2.19 and Section 2.21 to the same extent as the Lender or Risk Participant from which it acquired the participation. To the extent permitted by law, each Participant also shall be entitled to the benefits of
Section 10.5 as though it were a Lender, provided such Participant agrees to be subject to Section 2.20 as though it were a Lender.

     (f) A Participant shall not be entitled to receive any greater payment under Section 2.19 or Section 2.21 than the applicable Lender or Risk Participant would have been entitled to receive with respect to the participation sold to such Participant.

     (g) Any Lender or Risk Participant may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender or Risk Participant, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section
10.7 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender or Risk Participant from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender or Risk Participant as a party hereto.

     (h) Subject to Section 10.12, each Borrower authorizes each Lender and Risk Participant to disclose to any Participant or assignee (each, a "TRANSFEREE") and any prospective Transferee any and all information in such Lender's or Risk Participant's possession concerning the Borrowers and their Affiliates which has been delivered to such Lender or Risk Participant by or on behalf of any Borrower pursuant to this Agreement or which has been delivered to such Lender or Risk Participant by or on behalf of any Borrower in connection with such Lender's or Risk Participant's credit evaluation of the Borrowers and their Affiliates prior to becoming a party to this Agreement. No assignment or participation made or purported to be made to any Transferee shall be effective without the prior written consent of the Borrowers if it would require it to make any filing with any Governmental Authority or qualify any Loan or Note under the laws of any jurisdiction, and the Company shall be entitled to request and receive such information and assurances as it may reasonably request from any Lender or Risk Participant or any Transferee to determine whether any such filing or qualification is required or whether any assignment or participation is otherwise in accordance with applicable law.

     (i) Notwithstanding the foregoing, Bank of America shall not assign all of its Commitments and Revolving Credit Loans at a time when no Default exists unless (A) the assignee Revolving Lender is an Exempt Canadian Lender and Exempt US Lender which agrees to assume all of the obligations of Bank of America - Canada Branch in its capacity as the Canadian Funding Bank and US Funding Bank or (B) one or more Canadian Revolving Lenders agree to assume the obligations of Bank of America - Canada Branch in its capacity as the Canadian Funding Bank and one or more US Revolving Lenders agree to assume the obligations of Bank of America - Canada Branch in its capacity as the US Funding Bank.

     SECTION 10.8 GOVERNING LAW; SUBMISSION TO JURISDICTION; ETC.

     (a) GOVERNING LAW; SUBMISSION TO JURISDICTION; ETC. This Agreement shall be construed in accordance with and governed by the laws of the State of New York. Each Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the courts of the State of New York and any federal court sitting in the Southern District of New York, and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement, or any other Financing Document or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in the State of New York. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. Nothing in this Agreement shall affect any right that any Agent, any Issuing Bank, any Risk Participant or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Financing Document against a Borrower or any other Credit Party or its properties in the courts of any other jurisdiction. Each Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in this Section 10.8(a). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any forum non conveniens defense to the maintenance of such action or proceeding in any such court. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.1. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable law.

     (b) WAIVER OF JURY TRIAL. TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, EACH OF THE BORROWERS, THE AGENTS, THE ISSUING BANKS, THE RISK PARTICIPANTS AND THE LENDERS (i) IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO ANY FINANCING DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN; (ii) IRREVOCABLY WAIVE ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES; (iii) CERTIFY THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS; AND (iv) ACKNOWLEDGE THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, THE OTHER FINANCING DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY BASED UPON, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.8.

     (c) WAIVER OF CONSEQUENTIAL DAMAGES. To the maximum extent allowed by applicable law, each Borrower, each Agent, the Issuing Banks, the Risk Participants and the Lenders (1) irrevocably waive any right each may have to claim or recover in any such litigation any special, exemplary, punitive or consequential damages, or damages other than, or in addition to, actual damages;
(2) certifies that no party hereto nor any representative or counsel for any party hereto has represented, expressly or otherwise, or implied that such party would not, in the event of litigation, seek to enforce the foregoing waiver; and
(3) acknowledges that it has been induced to enter into this Agreement, the other Financing Documents and the transactions contemplated hereby and thereby based upon, among other things, the mutual waivers and certifications contained in this Section 10.8.

     (d) Judgment Currency.

          (A) If, for the purpose of obtaining or enforcing any judgment against any Borrowers or any Credit Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 10.8(d) referred to as the "JUDGMENT CURRENCY") an amount due under any Financing Document in any currency (the

     "OBLIGATION CURRENCY") other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date, or (ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 10.8(d) being hereinafter in this Section 10.8(d) referred to as the "JUDGMENT CONVERSION DATE ").

          (B) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 10.8(d)(i), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Borrower or Credit Party shall pay such additional amount (if any, but in any event not lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from a Borrower or Credit Party under Section 10.8(d)(ii) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Financing Documents.

          (C) The term "RATE OF EXCHANGE" in this Section 10.8(d) means the rate of exchange at which the Administrative Agent would, on the relevant date at or about 12:00 noon (Eastern Time), be prepared to sell the Obligation Currency against the Judgment Currency.

     SECTION 10.9 INDEPENDENT NATURE OF LENDERS' RIGHTS. The amounts payable at any time hereunder to each Lender shall be a separate and independent debt, and each Lender shall be entitled to protect and enforce its rights arising out of this Agreement, and it shall not be necessary for any other Lender to be joined as an additional party in any proceeding for such purpose.

     SECTION 10.10 INVALIDITY. In the event that any one or more of the provisions contained in the Notes, this Agreement or in any other Financing Document shall, for any reason, be held invalid, illegal or unenforceable in any respect, (a) each Borrower agrees that such invalidity, illegality or unenforceability shall not affect any other provision of the Notes, this Agreement or any other Financing Document and (b) each Borrower and the Administrative Agent (acting on behalf and at the direction of the Lenders) and the Canadian Administrative Agent (acting on behalf and at the direction of the Canadian Revolving Lenders) will negotiate in good faith to amend such provision so as to be legal, valid, and enforceable.

     SECTION 10.11 RENEWAL, EXTENSION OR REARRANGEMENT. All provisions of this Agreement and of any other Financing Documents relating to the Notes or other Lender Indebtedness shall apply with equal force and effect to each and all promissory notes hereafter executed which in whole or in part represent a renewal, extension for any period, increase or rearrangement of any part of the Lender Indebtedness originally represented by the Notes, or of any part of such other Lender Indebtedness.

     SECTION 10.12 CONFIDENTIALITY. Each Agent, Issuing Bank, Risk Participant and Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder, (f) to any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement (provided that prior to such disclosure, such Person has agreed in favor of the Borrowers to be bound by this Section 10.12),
(g) with the written consent of the Borrowers or (h) to the extent such Information (1) becomes publicly available other than as a result of a breach of this Section 10.12 or (2) becomes available to any Agent, any Issuing Bank, any Risk Participant or any Lender on a non-confidential basis from a source other than a Borrower. For the purposes of this Section 10.12, "Information" means all information marked "Confidential" that is received from any Borrower relating to a Borrower or its business, other than any such information that is available to any Agent, any Issuing Bank, any Risk Participant or any Lender on a non-confidential basis prior to disclosure by a Borrower. Any Person required to maintain the confidentiality of Information as provided in this Section 10.12 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Each Borrower acknowledges that the Agents, Risk Participants and Lenders may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which a Credit Party may have conflicting interests regarding the transactions contemplated by this Agreement or the other Financing Documents. Each Borrower also acknowledges that the Agents have no obligation to use in connection with the transactions contemplated by this Agreement or the other Financing Documents, or to furnish to any Credit Party, confidential information obtained from other companies.

     SECTION 10.13 INTEREST. It is the intention of the parties hereto to conform strictly to usury laws applicable to each Agent, the Issuing Banks and the Lenders (collectively, the "FINANCING PARTIES") and the Transactions. Accordingly, if the Transactions would be usurious as to any Financing Party under laws applicable to it, then, notwithstanding anything to the contrary in the Notes, this Agreement or in any other Financing Document or agreement entered into in connection with the Transactions or as security for the Notes, it is agreed as follows: (a) the aggregate of all consideration which constitutes interest under law applicable to any Financing Party that is contracted for, taken, reserved, charged or received by such Financing Party under the Notes, this Agreement or under any of such other Financing Documents or agreements or otherwise in connection with the Transactions shall under no circumstances exceed the maximum amount allowed by such applicable law, (b) in the event that the maturity of the Notes is accelerated for any reason, or in the event of any required or permitted prepayment, then such consideration that constitutes interest under law applicable to any Financing Party may never include more than the maximum amount allowed by such applicable law, and (c) excess interest, if any, provided for in this Agreement or otherwise in connection with the Transactions shall be canceled automatically by such Financing Party and, if theretofore paid, shall be credited by such Financing Party on the principal amount of the Borrowers' Indebtedness to such Financing Party (or, to the extent that the principal amount of the Borrowers' Indebtedness to such Financing Party shall have been or would thereby be paid in full, refunded by such Financing Party to the Borrowers). The right to accelerate the maturity of the Notes does not include the right to accelerate any interest which has not otherwise accrued on the date of such acceleration, and the Financing Parties do not intend to collect any unearned interest in the event of acceleration. All sums paid or agreed to be paid to the Financing Parties for the use, forbearance or detention of sums included in the Lender Indebtedness shall, to the extent permitted by law applicable to such Financing Party, be amortized, prorated, allocated and spread throughout the full term of the Notes until payment in full so that the rate or amount of interest on account of the Lender Indebtedness does not exceed the applicable usury ceiling, if any. As used in this Section 10.13, the terms "APPLICABLE LAW" or "LAWS APPLICABLE TO ANY FINANCING PARTY" means the law of any jurisdiction whose laws may be mandatorily applicable notwithstanding other provisions of this Agreement, or law of the United States of America or Canada applicable to any Financing Party and the Transactions which would permit such

Financing Party to contract for, charge, take, reserve or receive a greater amount of interest than under such jurisdiction's law.

     SECTION 10.14 ENTIRE AGREEMENT. The Notes, this Agreement and the other Financing Documents embody the entire agreement and understanding among the Agents, the Issuing Banks, the Risk Participants and the Lenders and other respective parties hereto and thereto and supersede all prior agreements and understandings between such parties relating to the subject matter hereof and thereof and may not be contradicted by evidence of prior or contemporaneous agreements of the parties. There are no unwritten oral agreements between the parties.

     SECTION 10.15 ATTACHMENTS. The exhibits, schedules and annexes attached to this Agreement are incorporated herein and shall be considered a part of this Agreement for the purposes stated herein, except that in the event of any conflict between any of the provisions of such exhibits and the provisions of this Agreement, the provisions of this Agreement shall prevail.

     SECTION 10.16 COUNTERPARTS; FACSIMILE SIGNATURES. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original but all of which shall together constitute one and the same instrument. This Agreement and the other Financing Documents may be executed by facsimile and the effectiveness of this Agreement and the other Financing Documents and signatures thereon shall have the same force and effect as manually signed originals and shall be binding on all parties thereto. The Administrative Agent may require that any such documents and signatures be confirmed by a manually-signed original thereof, provided that the failure to request or deliver the same shall not limit the effectiveness of any facsimile signature.

     SECTION 10.17 SURVIVAL OF INDEMNITIES. The Borrowers' obligations under
Section 2.17, Section 2.19, Section 2.21 and Section 10.4, and the Lenders' and Risk Participants' obligations under Section 9.7, shall survive the payment in full of the Loans and the Letter of Credit Liabilities and the termination of this Agreement.

     SECTION 10.18 HEADINGS DESCRIPTIVE. The headings of the several sections and subsections of this Agreement, and the table of contents, are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

     SECTION 10.19 EXCULPATION PROVISIONS. Each of the parties hereto specifically agrees that it has a duty to read this Agreement and the other Financing Documents and agrees that it is charged with notice and knowledge of the terms of this Agreement and the other Financing Documents; that it has in fact read this Agreement and is fully informed and has full notice and knowledge of the terms, conditions and effects of this Agreement; that it has been represented by legal counsel of its choice throughout the negotiations preceding its execution of this Agreement and the other Financing Documents; and has received the advice of its attorneys in entering into this Agreement and the other Financing Documents; and that it recognizes that certain of the terms of this Agreement and the other Financing Documents result in one party assuming the liability inherent in some aspects of the transaction and relieving the other party of its responsibility for such liability. Each party hereto agrees and covenants that it will not contest the validity or enforceability of any exculpatory provision of this Agreement and the other Financing Documents on the basis that the party had no notice or knowledge of such provision or that the provision is not "conspicuous."

     SECTION 10.20 NO FIDUCIARY RELATIONSHIP. Each Borrower acknowledges and agrees that, in connection with all aspects of each transaction contemplated by this Agreement, the Borrowers and the other Credit Parties, on the one hand, and Bank of America, Bank of America - Canada Branch, Banc of

America Securities LLC and each of their Affiliates through which they may be acting (collectively, the "Bank of America Entities"), on the other hand, have an arms-length business relationship that creates no fiduciary duty on the part of any Bank of America Entity and each Borrower expressly disclaims any fiduciary relationship.

     SECTION 10.21 SECURED AFFILIATE; CASH MANAGEMENT AFFILIATE. For purposes of this Agreement and all other Financing Documents (other than applicable Swap Agreements and Cash Management Agreements), if a Secured Affiliate or Cash Management Affiliate of a Lender or Risk Participant has entered into one or more Swap Agreements or Cash Management Agreements with any Credit Party, then to the extent that such Secured Affiliate or Cash Management Affiliate has rights against or is owed obligations by (or if the affiliated Lender or Risk Participant , rather than the Secured Affiliate or Cash Management Affiliate, were the counter-party to the applicable Swap Agreement or the other party to the applicable Cash Management Agreement, such rights or obligations that such Lender or Risk Participant has) the Borrowers hereunder or under any other Financing Document (other than applicable Swap Agreements and Cash Management Agreements), such affiliated Lender or Risk Participant shall be the agent and attorney-in-fact for such Secured Affiliate or Cash Management Affiliate with regard to any such rights and obligations, or deemed rights and obligations, as if such Lender or Risk Participant were the counter-party to the applicable Swap Agreement or the other party to the applicable Cash Management Agreement including, but not limited to, the following: (a) all distributions or payments in respect of Collateral owing to such Secured Affiliate or Cash Management Affiliate shall be distributed or paid to such Lender or Risk Participant , (b) all representations, statements or disclaimers made herein or in any Financing Document by or to such Lender or Risk Participant shall be deemed to have been made by or to such Secured Affiliate or Cash Management Affiliate, and (c) all obligations incurred by such Lender or Risk Participant that would have been incurred by the Secured Affiliate or Cash Management Affiliate if it were a party hereto (including, but not limited to, obligations under Section 9.7) shall be the obligations of such Lender or Risk Participant , and such Lender or Risk Participant , as the agent and attorney-in-fact of its Secured Affiliate or Cash Management Affiliate, will make any and all payments owing to the Agents with respect to such obligations or deemed obligations of its Secured Affiliate or Cash Management Affiliate. Each such Lender and Risk Participant represents, warrants and covenants to and with the Agents that such Lender or Risk Participant has, or at all applicable times will have, full power and authority to act as agent and attorney-in-fact for its Secured Affiliates or Cash Management Affiliates. Under no circumstance shall any Secured Affiliate or Cash Management Affiliate have any voting rights hereunder and the voting rights of any affiliated Lender or Risk Participant shall not be increased by virtue of the obligations owing to any such Secured Affiliate or Cash Management Affiliate.

     SECTION 10.22 AMENDMENT AND RESTATEMENT.

     (a) This Agreement and the other Financing Documents amend and restate the Existing Credit Agreement and the "Financing Documents" (as defined in the Existing Credit Agreement). All rights, benefits, indebtedness, interests, liabilities and obligations of the parties to the Existing Credit Agreement and the agreements, documents and instruments executed and delivered in connection with the Existing Credit Agreement (collectively, the "EXISTING FINANCING DOCUMENTS") are hereby renewed, amended, restated and superseded in their entirety according to the terms and provisions set forth herein and in the other Financing Documents. This Agreement does not constitute, nor shall it result in, a waiver of or release, discharge or forgiveness of any amount payable pursuant to the Existing Financing Documents or any indebtedness, liabilities or obligations of the Credit Parties thereunder, all of which are renewed and continued and are hereafter payable and to be performed in accordance with this Agreement and the other Financing Documents. Neither this Agreement nor any other Financing Document extinguishes the indebtedness or liabilities outstanding in connection with the Existing Financing Documents, nor do they constitute a novation with respect thereto.

     (b) All security interests, pledges, assignments, hypothecs and other Liens previously granted by any Credit Party pursuant to the Existing Financing Documents are hereby renewed and continued, and all such security interests, pledges, assignments and other Liens shall remain in full force and effect as security for the Lender Indebtedness.

     (c) Amounts in respect of interest, fees, and other amounts payable to or for the account of the Agents, any Issuing Bank and the Lenders shall be calculated (i) in accordance with the provisions of the Existing Credit Agreement with respect to any period (or a portion of any period) ending prior to the Closing Date, and (ii) in accordance with the provisions of this Agreement with respect to any period (or a portion of any period) commencing on or after the Closing Date.

     (d) Upon the effectiveness of this Agreement, none of the "Lenders" party to the Existing Credit Agreement shall have a Commitment except as expressly set forth on Annex I to this Agreement, as any such Commitments may hereafter be increased, adjusted and modified as described in Sections 2.1(c) and (d).

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

         IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed as of the date first above written.

                                  US BORROWERS:

                                    GUSAP PARTNERS, by its partners

                                      GERDAU AMERISTEEL CORPORATION

                                      By:  /s/ Robert E. Lewis
                                           ------------------------------------
                                      Name: Robert E. Lewis
                                           ------------------------------------
                                      Title: Vice President, General
                                              Counsel, Corporate Secretary
                                           ------------------------------------

                                                     and

                                      GERDAU AMERISTEEL MRM SPECIAL
                                      SECTIONS INC.

                                      By:  /s/ Glen Beeby
                                           ------------------------------------
                                      Name: Glen Beeby
                                           ------------------------------------
                                      Title: Secretary, Treasurer
                                           ------------------------------------

                                    PASUG LLC

                                    By: /s/ Robert E. Lewis
                                       ----------------------------------------
                                    Name: Robert E. Lewis
                                         --------------------------------------
                                    Title: Vice President, General Counsel and
                                             Secretary
                                          -------------------------------------

                                    GERDAU AMERISTEEL SAYREVILLE INC.

                                    By: /s/ Robert E. Lewis
                                       ----------------------------------------
                                    Name: Robert E. Lewis
                                         --------------------------------------
                                    Title: Vice President, General Counsel and
                                             Secretary
                                          -------------------------------------

                                    GERDAU AMERISTEEL PERTH AMBOY INC.

                                    By: /s/ Robert E. Lewis
                                       ----------------------------------------
                                    Name: Robert E. Lewis
                                         --------------------------------------
                                    Title: Vice President, General Counsel and
                                             Secretary
                                          -------------------------------------

                                    GERDAU AMERISTEEL US INC.

                                    By: /s/ Robert E. Lewis
                                       ----------------------------------------
                                    Name: Robert E. Lewis
                                         --------------------------------------
                                    Title: Vice President, General Counsel and
                                             Secretary
                                          -------------------------------------


                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

                                    GERDAU AMERISTEEL LAKE ONTARIO INC.

                                    By: /s/ Robert E. Lewis
                                       ----------------------------------------
                                    Name: Robert E. Lewis
                                         --------------------------------------
                                    Title: Vice President, General Counsel and
                                             Secretary
                                          -------------------------------------


                                    PORTER BROS. CORPORATION

                                    By: /s/ Robert E. Lewis
                                       ----------------------------------------
                                    Name: Robert E. Lewis
                                         --------------------------------------
                                    Title: Vice President, General Counsel and
                                             Secretary
                                          -------------------------------------

                                    MFT ACQUISITION, CORP.

                                    By: /s/ Robert E. Lewis
                                       ----------------------------------------
                                    Name: Robert E. Lewis
                                         --------------------------------------
                                    Title: Vice President, General Counsel and
                                             Secretary
                                          -------------------------------------


                                CANADIAN BORROWERS:

                                    GERDAU AMERISTEEL CORPORATION

                                    By: /s/ Robert E. Lewis
                                       ----------------------------------------
                                    Name: Robert E. Lewis
                                         --------------------------------------
                                    Title: Vice President, General Counsel,
                                             Corporate Secretary
                                          -------------------------------------

                                    GERDAU AMERISTEEL MRM SPECIAL
                                    SECTIONS INC.

                                    By: /s/ Glen Beeby
                                       ----------------------------------------
                                    Name: Glen Beeby
                                         --------------------------------------
                                    Title: Secretary, Treasurer
                                          -------------------------------------



ADDRESS FOR NOTICE FOR ALL
  BORROWERS:                        4221 West Boy Scout Boulevard
                                    Suite 600
                                    Tampa, Florida 33607
                                    Attention: Tom Landa
                                    Fax:       (813) 207-2300


                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

                                         LENDERS, AGENTS, RISK
                                         PARTICIPANTS AND
                                         FUNDING BANKS:

Notice Address:                          BANK OF AMERICA, N.A.,
--------------                           as the Administrative Agent
300 Galleria Parkway, Suite 800
Atlanta, Georgia 30339
Attention:   Portfolio Manager           By:    /s/ Robert Walker
Fax:         (770) 859-2483                   ---------------------------------
                                         Name: Robert Walker
                                              ---------------------------------
                                         Title: SVP
                                              ---------------------------------



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Lending Office Address:                      BANK OF AMERICA, N.A.
-----------------------                      (ACTING THROUGH ITS CANADA BRANCH),
200 Front Street West                        as the Canadian Administrative
Toronto, Ontario M5V 3L2                     Agent, a US Revolving Lender, a
Canada                                       Canadian Revolving Lender, US
Attention:                                   Funding Bank, Canadian Funding
Fax:  416-349-4282                           Bank, US Swingline Lender and
                                             Canadian Swingline Lender



                                             By: /s/ L. M. Junior DelBrocco
                                                -------------------------------
Notice Address:                              Name: L. M. Junior DelBrocco
--------------                                    -----------------------------
300 Galleria Parkway, Suite 800              Title:Senior Vice President
Atlanta, Georgia 30339                             ----------------------------
Attention:   Portfolio Manager
Fax:         (770) 859-2483



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Lending Office Address:                       GE CANADA FINANCE HOLDING CO., as
-----------------------                       a US Revolving Lender and a
2300 Meadowvale Blvd.                         Canadian Revolving Lender
Mississauga, Canada L5N 5P9
                                              By: /s/ JACK F. MORRONE
                                                  -----------------------------
                                              Name: JACK F. MORRONE
                                                    ---------------------------
Notice Address:                               Title: Senior Vice President,
--------------                                        GE Canada Finance Holding
500 West Monroe                                         Company
Chicago, Illinois 60661                             ---------------------------
Attention: Gerdau Account Manager
Fax:  312-463-3839



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Lending Office Address:                   JPMORGAN CHASE BANK, N.A., TORONTO
-----------------------                   BRANCH, as a US Revolving
200 Bay Street, Suite 1800                Lender and a Canadian Revolving Lender
Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J2                  By: /s/ JAMES H. RAMAGE
Canada                                       ---------------------------------
Attention:                                Name: JAMES H. RAMAGE
Fax:                                           -------------------------------
                                          Title: MANAGING DIRECTOR
                                                ------------------------------

Notice Address:
--------------
200 Bay Street, South Tower
Suite 1800
Toronto, Ontario M5J 2J5 Canada
Attention: Drew McDonald
Fax: (416) 981-9138



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Lending Office Address:                    CIT FINANCIAL LTD., as a US
-----------------------                    Revolving Lender and a Canadian
207 Queens Quay West, Suite 700            Revolving Lender
Toronto, Ontario M5J 1A7
Canada                                     By:  /s/ Bryan E. Kelling
Attention:                                      --------------------------------
Fax:                                       Name: Bryan E. Kelling
                                                -------------------------------
                                           Title: Senior Vice President, Legal
                                                 ------------------------------


Notice Address:
--------------
900 Ashwood Parkway
Suite 610
Atlanta, Georgia 30338
Attention: K.B. Butler
Fax: (770) 522-7673


                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Lending Office Address:                     CONGRESS FINANCIAL CORPORATION
-----------------------                     (CANADA), as a US Revolving
Congress Financial Corporation              Lender and a Canadian Revolving
  (Canada)                                  Lender
141 Adelaide Street West                    By:  /s/ Niall H. Hamilton
Toronto, Ontario M5H 3L5                        -------------------------------
Canada                                      Name: NIALL H. HAMILTON
Attention: Mr. Wayne R. Ehgoetz                 ------------------------------
Fax:  416-364-6068                          Title:SENIOR VICE PRESIDENT
                                                  CONGRESS FINANCIAL
                                                  CORPORATION (CANADA)
                                            Executed this 28 day of October
                                            2005, in Toronto, Ontario, Canada


Notice Address:
--------------
Wachovia Capital Finance Corporation
  (Central)
150 South Wacker Drive
Chicago, Illinois 60606
Attention: Regional Portfolio Manager
Fax: 312-332-0424



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Lending Office Address:                     CITIBANK, N.A., CANADIAN BRANCH,
-----------------------                     as a US Revolving Lender and
123 Front Street West, Suite 1000           a Canadian Revolving Lender
Toronto, Ontario M5J 2M3
Canada                                      By:  /s/ Niyousha Zarinpour
Attention: Relationship Manager                  -------------------------------
Fax:                                        Name:  Niyousha Zarinpour
                                                  ----------------------------
                                            Title: Authorised Signer
                                                   ----------------------------
Notice Address:
--------------
123 Front Street West, Suite 1000
Toronto, Ontario M5J 2M3
Canada
Attention: Relationship Manager/R.A.
Fax:416-947-6347


                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Lending Office Address:                   BANK OF MONTREAL,  as a US Revolving
-----------------------                     Lender
Notice Address:
--------------
111 W. Monroe Street                      By: /s/ Lynne Ciaccia
5C                                           ----------------------------------
Chicago, Illinois 60603                   Name: Lynne Ciaccia
Attention:  Jean Elie                         ---------------------------------
Fax:        (312) 765-1641                Title: Director
                                               --------------------------------

Notice Address:
--------------
111 W. Monroe Street
5C
Chicago, Illinois 60603
Attention: Jean Elie
Fax:       (312) 765-1641



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Lending Office Address:                   BANK OF MONTREAL, as a Canadian
-----------------------                   Revolving Lender
First Canadian Place
19th Floor                                By: /s/ Ben Ciallella
Toronto, Ontario M5X 1Al                      ---------------------------------
                                          Name:  Ben Ciallella
                                                -------------------------------
                                          Title: Vice President
                                                -------------------------------


Notice Address:
--------------
111 W. Monroe Street
5C
Chicago, Illinois 60603
Attention:     Jean Elie
Fax:           (312) 765-1641



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Lending Office Address:                  HSBC BANK USA, N.A.,  TORONTO BRANCH,
-----------------------                  as a US Revolving Lender
4th Floor, 70 York Street                and a Canadian Revolving Lender
Toronto, Ontario H5J 1S9
Canada                                   By:  /s/ Judi Wood
                                              ---------------------------------
Attention:        Stephanie Poon         Name:  Judi Wood
Fax:              (416) 868-3817              ---------------------------------


Notice Address:
--------------
4th Floor, 70 York Street
Toronto, Ontario H5J 1S9
Canada
Attention:        Stephanie Poon
Fax:              (416) 868-3817



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Notice Address:                                   LASALLE  BANK  MIDWEST,
--------------                                    NATIONAL  ASSOCIATION,  as a
2600 W. Big Beaver Rd.                            US Risk Participant and a
MO900-235                                         Canadian Risk Participant
Troy Michigan 48084
Attention: Karl M. Kadar                          By: /s/ Karl M. Kadar
                                                     --------------------------
Fax: 248-637-4389                                 Name:  Karl M. Kadar
                                                     --------------------------
                                                  Title: Vice President
                                                     --------------------------



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Lending Office Address:                    NATIONAL CITY BANK (ACTING THROUGH
-----------------------                    ITS CANADA BRANCH),  as a US
130 King Street West, Suite 2140           Revolving Lender and a Canadian
Toronto, Ontario M5X 1E4                   Revolving Lender
Canada
Attention: Andrew Riddell                  By:   /s/ Andrew Riddell
Fax: 416 361-0085                               -------------------------------
                                           Name: Andrew Riddell
                                                -------------------------------
                                           Title: Vice President
                                                -------------------------------
Notice Address:
--------------
National City Business Credit, Inc.
1965 E. 6th Street, 4th Floor
Cleveland, Ohio 44114
Attention:     Tony Alexander
Fax:           216-222-9555



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Notice Address:                           BANCO SANTANDER CENTRAL HISPANO S.A.,
--------------                            NEW YORK BRANCH, as a US
45 East 53rd Street                       Risk Participant and a Canadian Risk
New York, New York 10022                  Participant
Attention: Sergio Garcia Aguilar
Fax: 212-407-4580
E-mail:sgarcia@schny.com &
       -------------------                By: /s/ Ruben Perez Romo
edeidan@schny.com                            ----------------------------------
-----------------                         Name: Ruben Perez Romo
                                             ----------------------------------
                                          Title: Vice President
                                             ----------------------------------


                                          By: /s/ Jose Castello
                                             ----------------------------------
                                          Name: Jose Castello
                                             ----------------------------------
                                          Title: Managing Director
                                                 Head of U.S. Global Corporate
                                                 Banking
                                             ----------------------------------



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Notice Address:                              WELLS  FARGO  FOOTHILL,  LLC,
--------------                               as a US Risk  Participant  and a
2450 Colorado Avenue, Suite 3000 W.          Canadian Risk Participant
Santa Monica, California 90404
Attention: Samantha Mendez
Fax:  (310) 453-7447                         By: /s/ Sanat S. Amladi
                                                 -----------------------------
                                             Name: Sanat S. Amladi
                                                 -----------------------------
                                             Title: Vice President
                                                 -----------------------------



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Notice Address:                         SUNTRUST BANK, as a US Risk Participant
--------------                          and a Canadian Risk Participant
303 Peachtree Street, NE
Atlanta, Georgia 30308
Attention: Lauren Carrigan              By: /s/ Lauren P. Carrigan
Fax: 404-588-7061                          ----------------------------------
                                        Name: Lauren P. Carrigan
                                        Title: Vice President



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Notice Address:                       CALYON NEW YORK BRANCH, as a US Risk
--------------                        Participant  and  a
1301 Avenue of the Americas           Canadian Risk Participant
New York, New York 10019
Attention: Myra Martinez
Fax: (212) 261-7492                   By: /s/ David Bigaud  /s/ Marcello Peixoto
                                          --------------------------------------
                                      Name: David Bigaud      Marcello Peixoto
                                          --------------------------------------
                                      Title: Director            Director
                                          --------------------------------------



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Lending Office Address:                     MERRILL LYNCH CAPITAL CANADA INC.,
-----------------------                     as a Canadian Revolving Lender
BCE Plaza
181 Bay Street, Suite 400
Toronto, Ontario M5J 2V8                    By:  /s/ Marcelo Cosma
Canada                                          ------------------------------
Attention:     Office of General Counsel    Name:  Marcelo Cosma
Fax:           416-369-8796                      ------------------------------
                                            Title: Vice President
                                                 ------------------------------


Notice Address:
--------------
4 World Financial Center
New York, NY 10080
Attention:     Sheila Mcgillicuddy/
               Jocelyn Theodule
Fax:           212-738-1186



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Notice Address:                          MERRILL LYNCH CAPITAL CORPORATION,
--------------                           as a US Risk Participant
4 World Financial Center, Fl. 22
New York, NY 10080                       By: /s/ Sheila McGillicuddy
Attention:     Sheila McGillicuddy       --------------------------------------
Fax:           212-738-1186              Name: Sheila McGillicuddy
                                         --------------------------------------
                                         Title: Vice President
                                         --------------------------------------



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Notice Address:                          UPS CAPITAL CORPORATION, as a US
--------------                           Risk Participant and a Canadian
35 Glenlake Parkway, NE                  Risk Participant
Atlanta, Georgia 30328
Attention: Bill Talbot                   By: /s/ John P.
Fax:  404-828-3775                          ----------------------------------
                                         Name: John P.
                                              ---------------------------------
                                         Title: Director of Portfolio Management
                                              ---------------------------------



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

Lending Office Address:                   COMERICA BANK, A MICHIGAN BANKING
-----------------------                   CORPORATION AND AN AUTHORIZED FOREIGN
Suite 2210, South Tower                   BANK UNDER THE BANK ACT (CANADA), as
Royal Bank Plaza                          a US Revolving Lender and a Canadian
P.O. Box 61                               Revolving Lender
Toronto, Ontario M5J2J2
Attention:     Robert Rosen
Fax:           (416) 367-2460             By:  /s/ Robert C. Rosen
                                               --------------------------------
                                          Name: Robert C. Rosen
                                               --------------------------------
                                          Title Vice President
                                               --------------------------------
Notice Address:
--------------
Suite 2210, South Tower, Royal Bank
Plaza, P.O. Box 61
Toronto, Ontario M5J2J2
Attention:     Robert Rosen
Fax:           (416) 367-2460

          and

500 Woodward Avenue
8th Floor MC 3330
Detroit, MI 48226
Attention:     Barbara Kammerer
Fax:           (313) 222-7421



                          Signature Page - Amended and Restated Credit Agreement
                                            Bank of America - Gerdau AmeriSteel

                                     ANNEX I

                                                           CANADIAN         TOTAL
                                          US REVOLVING     REVOLVING      REVOLVING
                                             CREDIT         CREDIT         CREDIT
                LENDER                     COMMITMENTS    COMMITMENTS    COMMITMENTS
---------------------------------------   ------------   ------------   ------------
Bank of America, N.A. (acting through     $ 63,750,000   $ 21,250,000   $ 85,000,000
its Canada Branch)

GE Canada Finance Holding Company         $ 75,000,000   $ 25,000,000   $100,000,000

JPMorgan Chase Bank, N.A., Toronto        $ 45,000,000   $ 15,000,000   $ 60,000,000
Branch

CIT Financial Ltd.                        $ 52,500,000   $ 17,500,000   $ 70,000,000

Congress Financial Corporation (Canada)   $ 30,000,000   $ 10,000,000   $ 40,000,000

Citibank, N.A., Canadian Branch           $ 22,500,000   $  7,500,000   $ 30,000,000

Bank of Montreal                          $ 22,500,000   $  7,500,000   $ 30,000,000

HSBC Bank USA, N.A., Toronto Branch       $ 22,500,000   $  7,500,000   $ 30,000,000

National City Bank (acting through its    $ 22,500,000   $  7,500,000   $ 30,000,000
Canada branch)

Merrill Lynch Capital Canada Inc.(1)          N/A        $  3,750,000   $  3,750,000

Comerica Bank, Canadian Branch            $  9,375,000   $  3,125,000   $ 12,500,000

Bank of America, N.A. (acting through     $121,875,000        N/A       $121,875,000
its Canada branch), as US Funding Bank

Bank of America, N.A. (acting through          N/A       $ 36,875,000   $ 36,875,000
its Canada branch), as Canadian
Funding Bank
                                          ------------   ------------   ------------
Total                                     $487,500,000   $162,500,000   $650,000,000
                                          ============   ============   ============

----------
(1)  Related Affiliate of ML Capital Corp.

                 US RISK PARTICIPANT                    US RISK PARTICIPANT COMMITMENT
-----------------------------------------------------   ------------------------------
LaSalle Bank Midwest, National Association                        $22,500,000

Banco Santander Central Hispano S.A., New York Branch             $22,500,000

Wells Fargo Foothill, LLC                                         $22,500,000

SunTrust Bank                                                     $18,375,000

Calyon New York Branch                                            $13,500,000

UPS Capital Corporation                                           $11,250,000

ML Capital Corp.(2)                                               $11,250,000

                                                                 CANADIAN
              CANADIAN RISK PARTICIPANT                 RISK PARTICIPANT COMMITMENT
-----------------------------------------------------   ---------------------------
LaSalle Bank Midwest, National Association                       $7,500,000

Banco Santander Central Hispano S.A., New York Branch            $7,500,000

Wells Fargo Foothill, LLC                                        $7,500,000

SunTrust Bank                                                    $6,125,000

Calyon New York Branch                                           $4,500,000

UPS Capital Corporation                                          $3,750,000

        US SWINGLINE LENDER          US SWINGLINE COMMITMENT
----------------------------------   -----------------------
       Bank of America, N.A.               $25,000,000
(acting through its Canada branch)

    CANADIAN SWINGLINE LENDER        CANADIAN SWINGLINE COMMITMENT
----------------------------------   -----------------------------
      Bank of America, N.A.                   $15,000,000
(acting through its Canada branch)

----------
(2)  Related Affiliate of Merrill Lynch Capital Canada Inc.

SCHEDULES
---------
Schedule 1.1(A)   Projections
Schedule 2.3      Existing Letters of Credit
Schedule 3.1(f)   List of Stock Certificates
Schedule 3.1(g)   List of Regulatory Approvals, Consents and Waivers
Schedule 5.7      Litigation
Schedule 5.9      US Employee Benefits Disclosures
Schedule 5.10     Canadian Employee Benefits Disclosures
Schedule 5.15     Compliance with Laws
Schedule 5.19     Capital Structure
Schedule 5.20     Insurance
Schedule 5.21     Environmental Matters
Schedule 5.23     Employee Matters
Schedule 5.24     Real Property Locations
Schedule 5.26     Indebtedness
Schedule 6.5      Insurance
Schedule 6.13     Bank Accounts to be Closed
Schedule 7.3      Permitted Liens
Schedule 7.6      Permitted Investments
Schedule 7.18     Bank Accounts

EXHIBITS
--------
Exhibit A         Form of Bailee's Letter
Exhibit B-1       Form of US Borrowing Base Report
Exhibit B-2       Form of Canadian Borrowing Base Report
Exhibit C-1       Form of Borrowing Request (US Revolving Credit Loan)
Exhibit C-2       Form of Borrowing Request (Canadian Revolving Credit Loans)
Exhibit C-3       Form of Request for US Letters of Credit
Exhibit C-4       Form of Request for Canadian Letters of Credit
Exhibit C-5       Form of Borrowing Request (US Swingline Loans)
Exhibit D-1       Form of Canadian Revolving Credit Note (C$)
Exhibit D-2       Form of Canadian Revolving Credit Note (US$)
Exhibit E         Form of Perfection Certificate and Perfection Certificate Update
Exhibit F         Form of US Revolving Credit Note
Exhibit G         Form of No Default/Compliance Certificate
Exhibit H         Form of Assignment and Acceptance

                                TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----
ARTICLE 1  DEFINITIONS; CONSTRUCTION...............................................      2
   SECTION 1.1   DEFINITIONS.......................................................      2
   SECTION 1.2   Terms Generally...................................................     44
   SECTION 1.3   ACCOUNTING TERMS; GAAP............................................     44

ARTICLE 2  AMOUNT AND TERMS OF LOANS...............................................     45
   SECTION 2.1   LOANS AND COMMITMENTS.............................................     45
   SECTION 2.2   BORROWING REQUESTS................................................     48
   SECTION 2.3   LETTERS OF CREDIT.................................................     51
   SECTION 2.4   DISBURSEMENT OF FUNDS.............................................     57
   SECTION 2.5   NOTES AND MATURITY................................................     59
   SECTION 2.6   INTEREST..........................................................     59
   SECTION 2.7   INTEREST PERIODS..................................................     61
   SECTION 2.8   RISK PARTICIPATIONS...............................................     61
   SECTION 2.9   REPAYMENT OF LOANS................................................     70
   SECTION 2.10  VOLUNTARY ADJUSTMENT, TERMINATION OR REDUCTION OF REVOLVING
                 CREDIT COMMITMENTS; EXTENSIONS....................................     72
   SECTION 2.11  MANDATORY PREPAYMENTS; VOLUNTARY PREPAYMENTS; ORDER OF
                 APPLICATION.......................................................     73
   SECTION 2.12  CONTINUATION AND CONVERSION OPTIONS...............................     77
   SECTION 2.13  FEES..............................................................     78
   SECTION 2.14  PAYMENTS, ETC.....................................................     79
   SECTION 2.15  INTEREST RATE NOT ASCERTAINABLE, ETC..............................     80
   SECTION 2.16  ILLEGALITY........................................................     80
   SECTION 2.17  INCREASED COSTS...................................................     81
   SECTION 2.18  CHANGE OF LENDING OFFICE..........................................     82
   SECTION 2.19  FUNDING LOSSES....................................................     83
   SECTION 2.20  SHARING OF PAYMENTS, ETC..........................................     83
   SECTION 2.21  TAXES.............................................................     84
   SECTION 2.22  PRO RATA TREATMENT................................................     85
   SECTION 2.23  REPLACEMENT OF LENDERS............................................     85
   SECTION 2.24  BANK CHARGES; ADVANCES OF REVOLVING CREDIT LOANS TO SATISFY
                 LENDER INDEBTEDNESS...............................................     86
   SECTION 2.25  JOINT AND SEVERAL LIABILITY OF US BORROWERS AND OF CANADIAN
                 BORROWERS; RIGHTS OF CONTRIBUTION AMONG US BORROWERS..............     86
   SECTION 2.26  PARTICIPATIONS IN US SWINGLINE LOANS..............................     88
   SECTION 2.27  PARTICIPATIONS IN CANADIAN SWINGLINE LOANS........................     88
   SECTION 2.28  AGENT ADVANCES; PARTICIPATIONS....................................     89
   SECTION 2.29  NEW APPRAISALS....................................................     90
   SECTION 2.30  FINANCING STRUCTURE AVAILABILITY..................................     91

ARTICLE 3  CONDITIONS TO BORROWINGS................................................     93
   SECTION 3.1   CLOSING...........................................................     93

   SECTION 3.2   CONDITIONS PRECEDENT TO ALL LOANS AND LETTERS OF CREDIT...........     97

ARTICLE 4  SECURITY................................................................     97
   SECTION 4.1   SECURITY GRANTED BY US CREDIT PARTIES.............................     97
   SECTION 4.2   SECURITY GRANTED BY CANADIAN CREDIT PARTIES.......................     98
   SECTION 4.3   ESTABLISHMENT OF US LOCKBOXES.....................................     98
   SECTION 4.4   ESTABLISHMENT OF CANADIAN LOCKBOXES...............................     98
   SECTION 4.5   ESTABLISHMENT OF US BLOCKED ACCOUNT; DOMINION AND CONTROL;
                 OPERATION OF US BLOCKED ACCOUNT AND PASUG OPERATING ACCOUNT.......     99
   SECTION 4.6   ESTABLISHMENT OF CANADIAN BLOCKED ACCOUNT; DOMINION AND CONTROL...     99

ARTICLE 5  REPRESENTATIONS AND WARRANTIES..........................................    100
   SECTION 5.1   CORPORATE EXISTENCE...............................................    100
   SECTION 5.2   CORPORATE POWER AND AUTHORIZATION.................................    100
   SECTION 5.3   BINDING OBLIGATIONS...............................................    100
   SECTION 5.4   NO LEGAL BAR OR RESULTANT LIEN....................................    101
   SECTION 5.5   NO CONSENT........................................................    101
   SECTION 5.6   FINANCIAL INFORMATION.............................................    101
   SECTION 5.7   LITIGATION........................................................    101
   SECTION 5.8   USE OF PROCEEDS; DISTRIBUTION OF PROCEEDS.........................    101
   SECTION 5.9   US EMPLOYEE BENEFITS..............................................    102
   SECTION 5.10  CANADIAN EMPLOYEE BENEFITS........................................    103
   SECTION 5.11  TAXES; GOVERNMENTAL CHARGES.......................................    103
   SECTION 5.12  TITLES, ETC.......................................................    103
   SECTION 5.13  DEFAULTS..........................................................    103
   SECTION 5.14  CASUALTIES; TAKING OF PROPERTIES..................................    103
   SECTION 5.15  COMPLIANCE WITH THE LAW...........................................    103
   SECTION 5.16  NO MATERIAL MISSTATEMENTS.........................................    104
   SECTION 5.17  INVESTMENT COMPANY ACT............................................    104
   SECTION 5.18  MARGIN STOCK; PUBLIC UTILITY HOLDING COMPANY ACT..................    104
   SECTION 5.19  CAPITAL STRUCTURE.................................................    104
   SECTION 5.20  INSURANCE.........................................................    104
   SECTION 5.21  ENVIRONMENTAL MATTERS.............................................    105
   SECTION 5.22  SOLVENCY..........................................................    106
   SECTION 5.23  EMPLOYEE MATTERS..................................................    106
   SECTION 5.24  REAL PROPERTY.....................................................    106
   SECTION 5.25  PERFECTION CERTIFICATE; SCHEDULES TO OTHER FINANCING DOCUMENTS....    106
   SECTION 5.26  EXISTING INDEBTEDNESS.............................................    106
   SECTION 5.27  144A INDENTURE....................................................    106
   SECTION 5.28  MATERIAL CONTRACTS................................................    106
   SECTION 5.29  ACCOUNTS..........................................................    106
   SECTION 5.30  REPRESENTATIONS WITH RESPECT TO CERTAIN CREDIT PARTIES............    107
   SECTION 5.31  ANTI-TERRORISM LAWS...............................................    107

ARTICLE 6  AFFIRMATIVE COVENANTS...................................................    108
   SECTION 6.1   MAINTENANCE AND COMPLIANCE, ETC...................................    108

   SECTION 6.2   PAYMENT OF TAXES AND CLAIMS, ETC..................................    108
   SECTION 6.3   FURTHER ASSURANCES................................................    108
   SECTION 6.4   BANK ACCOUNTS.....................................................    108
   SECTION 6.5   INSURANCE.........................................................    108
   SECTION 6.6   ACCOUNTS AND RECORDS..............................................    109
   SECTION 6.7   RIGHT OF INSPECTION...............................................    109
   SECTION 6.8   [INTENTIONALLY DELETED.]..........................................    109
   SECTION 6.9   COLLATERAL REPORTS................................................    109
   SECTION 6.10  REPORTING COVENANTS...............................................    110
   SECTION 6.11  FINANCING ENTITIES................................................    113
   SECTION 6.12  FIXED CHARGE COVERAGE RATIO.......................................    115
   SECTION 6.13  POST CLOSING OBLIGATIONS..........................................    115

ARTICLE 7  NEGATIVE COVENANTS......................................................    116
   SECTION 7.1   ANTI-TERRORISM LAWS...............................................    116
   SECTION 7.2   INDEBTEDNESS......................................................    116
   SECTION 7.3   LIENS.............................................................    118
   SECTION 7.4   MERGERS, SALES, ETC...............................................    119
   SECTION 7.5   EQUITY DISTRIBUTIONS..............................................    120
   SECTION 7.6   INVESTMENTS, LOANS, ETC...........................................    121
   SECTION 7.7   SALES AND LEASEBACKS..............................................    122
   SECTION 7.8   NATURE OF BUSINESS................................................    123
   SECTION 7.9   ERISA/PENSION COMPLIANCE..........................................    123
   SECTION 7.10  SALE OR DISCOUNT OF RECEIVABLES...................................    124
   SECTION 7.11  NEGATIVE PLEDGE AGREEMENTS........................................    124
   SECTION 7.12  TRANSACTIONS WITH AFFILIATES......................................    124
   SECTION 7.13  UNCONDITIONAL PURCHASE OBLIGATIONS................................    124
   SECTION 7.14  EQUITY............................................................    124
   SECTION 7.15  [INTENTIONALLY DELETED.]..........................................    124
   SECTION 7.16  [INTENTIONALLY DELETED.]..........................................    125
   SECTION 7.17  ACQUISITIONS; CREATION OF SUBSIDIARIES............................    125
   SECTION 7.18  ACCOUNTS..........................................................    125
   SECTION 7.19  OTHER RESTRICTIVE AGREEMENTS......................................    125
   SECTION 7.20  MODIFICATIONS AND PREPAYMENTS OF INDEBTEDNESS.....................    126
   SECTION 7.21  FISCAL YEAR.......................................................    126
   SECTION 7.22  MODIFICATION OF 144A DOCUMENTS....................................    126

ARTICLE 8  EVENTS OF DEFAULT.......................................................    126
   SECTION 8.1   PAYMENTS..........................................................    126
   SECTION 8.2   OTHER COVENANTS...................................................    126
   SECTION 8.3   OTHER FINANCING DOCUMENT OBLIGATIONS..............................    127
   SECTION 8.4   REPRESENTATIONS...................................................    127
   SECTION 8.5   NON-PAYMENTS OF OTHER INDEBTEDNESS................................    127
   SECTION 8.6   DEFAULTS UNDER OTHER AGREEMENTS...................................    127
   SECTION 8.7   BANKRUPTCY UNDER US LAW...........................................    127

   SECTION 8.8   BANKRUPTCY UNDER CANADIAN LAW.....................................    127
   SECTION 8.9   MONEY JUDGMENT....................................................    128
   SECTION 8.10  FINANCING DOCUMENTS...............................................    128
   SECTION 8.11  NON-MONETARY JUDGMENT.............................................    129
   SECTION 8.12  ASSET SEIZURES....................................................    129
   SECTION 8.13  CHANGE OF CONTROL.................................................    129
   SECTION 8.14  MATERIAL ADVERSE CHANGE...........................................    129

ARTICLE 9  AGENTS..................................................................    130
   SECTION 9.1   APPOINTMENT OF AGENTS.............................................    130
   SECTION 9.2   LIMITATION OF DUTIES OF AGENTS AND FUNDING BANKS..................    130
   SECTION 9.3   LACK OF RELIANCE ON THE AGENTS....................................    131
   SECTION 9.4   CERTAIN RIGHTS OF THE AGENTS......................................    131
   SECTION 9.5   RELIANCE BY AGENTS AND FUNDING BANKS..............................    131
   SECTION 9.6   NOTICE OF DEFAULT.................................................    131
   SECTION 9.7   INDEMNIFICATION OF AGENTS.........................................    132
   SECTION 9.8   AGENTS IN THEIR INDIVIDUAL CAPACITY...............................    132
   SECTION 9.9   TREATMENT OF LENDERS AND RISK PARTICIPANTS........................    132
   SECTION 9.10  PAYMENTS BY AGENTS AND FUNDING BANKS TO LENDERS AND RISK
                 PARTICIPANTS......................................................    132
   SECTION 9.11  RESTRICTIONS ON ACTIONS BY LENDERS; SHARING OF PAYMENTS...........    133
   SECTION 9.12  SUCCESSOR AGENT...................................................    134
   SECTION 9.13  COLLATERAL AGENTS, DOCUMENTATION AGENTS AND ARRANGERS.............    134
   SECTION 9.14  FIELD AUDIT AND EXAMINATION REPORTS...............................    134
   SECTION 9.15  AGENCY FOR PERFECTION.............................................    135

ARTICLE 10 MISCELLANEOUS...........................................................    135
   SECTION 10.1  NOTICES...........................................................    135
   SECTION 10.2  AMENDMENTS AND WAIVERS............................................    135
   SECTION 10.3  NO WAIVER; REMEDIES CUMULATIVE....................................    137
   SECTION 10.4  PAYMENT OF EXPENSES, INDEMNITIES, ETC.............................    138
   SECTION 10.5  RIGHT OF SETOFF...................................................    140
   SECTION 10.6  BENEFIT OF AGREEMENT..............................................    140
   SECTION 10.7  SUCCESSORS AND ASSIGNS; PARTICIPATIONS AND ASSIGNMENTS............    140
   SECTION 10.8  GOVERNING LAW; SUBMISSION TO JURISDICTION; ETC....................    145
   SECTION 10.9  INDEPENDENT NATURE OF LENDERS' RIGHTS.............................    147
   SECTION 10.10 INVALIDITY........................................................    147
   SECTION 10.11 RENEWAL, EXTENSION OR REARRANGEMENT...............................    147
   SECTION 10.12 CONFIDENTIALITY...................................................    147
   SECTION 10.13 INTEREST..........................................................    148
   SECTION 10.14 ENTIRE AGREEMENT..................................................    149
   SECTION 10.15 ATTACHMENTS.......................................................    149
   SECTION 10.16 COUNTERPARTS; FACSIMILE SIGNATURES................................    149
   SECTION 10.17 SURVIVAL OF INDEMNITIES...........................................    149
   SECTION 10.18 HEADINGS DESCRIPTIVE..............................................    149
   SECTION 10.19 EXCULPATION PROVISIONS............................................    149

   SECTION 10.20 NO FIDUCIARY RELATIONSHIP.........................................    149
   SECTION 10.21 SECURED AFFILIATE; CASH MANAGEMENT AFFILIATE......................    150
   SECTION 10.22 AMENDMENT AND RESTATEMENT.........................................    150

                                    SCHEDULES

                               INDEX OF SCHEDULES

Schedule 1.1(A)   Projections
Schedule 2.3      Letters of Credit
Schedule 3.1(f)   List of Stock Certificates
Schedule 3.1(g)   List of Regulatory Approvals, Consents and Waivers
Schedule 5.7      Litigation
Schedule 5.9      US Employee Benefits Disclosures
Schedule 5.10     Canadian Employee Benefits Disclosures
Schedule 5.15     Compliance with Laws
Schedule 5.19     Capital Structure
Schedule 5.20     Insurance
Schedule 5.21     Environmental Matters
Schedule 5.23     Employee Matters
Schedule 5.24     Real Property Locations
Schedule 5.26     Indebtedness
Schedule 6.5      Insurance
Schedule 6.13     Bank Accounts to be Closed
Schedule 7.3      Permitted Liens
Schedule 7.6      Permitted Investments
Schedule 7.18     Bank Accounts

                           SCHEDULE 1.1(A) PROJECTIONS

Intentionally omitted.

                         SCHEDULE 2.3 LETTERS OF CREDIT

Intentionally omitted.

                  SCHEDULE 3.1(F) - LIST OF STOCK CERTIFICATES

                                                                 SHARE
HOLDER                               ISSUER                      CERTIFICATE NO.   NUMBER OF SHARES
------                               ------                      ---------------   ----------------
Gerdau Ameristeel Corporation        1062316 Ontario Limited     C-6               95,726,738 common shares

Gerdau Ameristeel Corporation        1300554 Ontario Limited     C-6               1,468 common shares

Gerdau Ameristeel Corporation        1551533 Ontario Limited     CBC-3             27,475,198 Class B Common Shares

Gerdau Ameristeel Corporation        Gerdau Ameristeel MRM       C-6               128,395 common shares
                                     Special Sections Inc.

Gerdau Ameristeel Corporation        Gerdau USA Inc.             A-20              3,921 Class A Common Stock

                                                                 15                750 Common Shares

3038482 Nova Scotia Company          Gerdau USA Inc.             16                20 shares of common stock

GUSAP Partners                       Gerdau USA Inc.             A-18              2 shares of Class A Common Stock

                                                                 17                230 shares of common stock

Gerdau Ameristeel Corporation        GUSAP Partners              3                 21% of the partnership interests

Gerdau Ameristeel MRM Special        GUSAP Partners              4                 79% of the partnership interests
Sections Inc.


Gerdau Ameristeel MRM Special        GANS LLC                    1                 10 Membership Interests
Sections Inc.

GNA Financing, Inc.                  MFT Acquisition, Corp.      4                 1 share of common stock

GNA Financing, Inc.                  Gerdau Ameristeel           5051              9,000,000 shares of

                                                                 SHARE
HOLDER                               ISSUER                      CERTIFICATE NO.   NUMBER OF SHARES
------                               ------                      ---------------   ----------------
                                     US Inc.                                       common stock

GNA Financing, Inc.                  Co-Steel C.S.M. Corp.       5                 501 shares of common stock

GNA Financing, Inc.                  Gerdau Ameristeel Lake      2                 1,000 shares of common stock
                                     Ontario Inc.

GNA Financing, Inc.                  Co-Steel Benefit Plans      2                 100 shares of common stock
                                     USA Inc.

GNA Financing, Inc.                  Gerdau Ameristeel Perth     2                 100 shares of common stock
                                     Amboy Inc.


GNA Financing, Inc.                  Gerdau Ameristeel           C-2               100 shares of common stock
                                     Sayreville Inc.

GNA Financing, Inc.                  Porter Bros. Corporation    C-2               100,000 shares of common stock

Gerdau Ameristeel Perth Amboy Inc.   Raritan River Urban         3                 370 shares of common stock
                                     Renewal Corporation

3038482 Nova Scotia Company          PASUG LLC                   5                 5671.92835 common shares

GUSAP Partners                       3038482 Nova Scotia         8                 625,320,651 common shares
                                     Company

3100361 Nova Scotia Company          GNA Financing, Inc.         2                 351 shares of Preferred Stock

Gerdau USA Inc.                      GNA Financing, Inc.         1                 1 share of common stock

                                                                 2                 99 shares of common stock

Gerdau Ameristeel Corporation        3100361 Nova Scotia         2                 1 common share
                                     Company
                                                                 3                 99 common shares

Gerdau Ameristeel Sayreville Inc.    N.J.S.C. Investment Co.,    3                 1,000 shares of common stock
                                     Inc.

                                                                 SHARE
HOLDER                               ISSUER                      CERTIFICATE NO.   NUMBER OF SHARES
------                               ------                      ---------------   ----------------
Gerdau Ameristeel US Inc.            AmeriSteel Bright Bar,      7                 800 shares of common stock
                                     Inc.

           SCHEDULE 3.1(G) - REGULATORY APPROVAL, CONSENTS AND WAIVERS

None

                            SCHEDULE 5.7 - LITIGATION

Except as set forth in Schedules 5.15 and 5.21, there is no action, suit, claim, grievance or proceeding, or any governmental investigation or any arbitration proceeding, in each case pending (including any unsatisfied settlement, judgment decree or order) or, to the knowledge of any Borrower, threatened against any Credit Party or any Property of any Credit Party before any court or arbitrator or any Governmental Authority, or pursuant to any collective bargaining agreement, which (a) challenges the validity of this Agreement, any Note, any Application, any Security Instrument or any of the other Financing Documents or
(b) could reasonably be expected to have a Material Adverse Effect.

                  SCHEDULE 5.9 US EMPLOYEE BENEFITS DISCLOSURES

Intentionally omitted.

              SCHEDULE 5.10 CANADIAN EMPLOYEE BENEFITS DISCLOSURES

Intentionally omitted.

                      SCHEDULE 5.15 - COMPLIANCE WITH LAWS

The Company is a defendant in an action brought by the U.S. Environmental Protection Agency (the "EPA") in connection with a Superfund Site in Pelham, Georgia. The Company has had settlement discussions with the EPA and, based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company does not accept this liability and has been considering legal alternatives including pursuing other contributing parties' insurance carriers. On March 16, 2005, the EPA filed a motion for summary judgment against the Company. In its motion, the EPA asked the court to rule that the Company is jointly and severally liable for all cleanup costs incurred by the EPA in responding to the cleanup of the Pelham site. On June 10, 2005, the EPA filed a motion for summary judgment against the Company in which the EPA asked the court to rule that the Company's statute of limitations defense is not valid and that the EPA filed its suit on a timely basis. The Company has opposed the EPA's motions. At this time, the Company's ultimate liability is not estimable (the "EPA DISPUTE").

                        SCHEDULE 5.19 - CAPITAL STRUCTURE

                         JURISDICTION OF   QUALIFICATION                                          ISSUED AND OUTSTANDING
ENTITY                     ORGANIZATION   TO DO BUSINESS    AUTHORIZED SHARE CAPITAL        SHARE CAPITAL AND BENEFICIAL HOLDER
------                   ---------------  --------------  ----------------------------  ------------------------------------------
Gerdau Ameristeel        Ontario          Ontario Quebec  Unlimited number of special   Gerdau Steel Inc. - 66.5% (202,135,900
Corporation                                               shares, issuable in series,   Common Shares as of August 31, 2005)
                                                          designated as Preferred       Publicly Traded - 33.5%
                                                          Shares and unlimited number
                                                          of shares, designated Common
                                                          Shares

1062316 Ontario Limited  Ontario          Ontario         Unlimited number of Common    Gerdau Ameristeel Corporation -
                                                          Shares                        95,726,738 Common Shares

1300554 Ontario Limited  Ontario          Ontario         Unlimited number of Common    Gerdau Ameristeel Corporation - 1,468
                                                          Shares                        Common Shares

1551533 Ontario Limited  Ontario          Ontario         Unlimited number of Class A   Gerdau Ameristeel Corporation -
                                                          Preferred Shares and          27,475,198 Class B Common Shares
                                                          unlimited number of Class B
                                                          Common Shares

Gerdau Ameristeel MRM    Saskatchewan     Saskatchewan    Unlimited number of Common    Gerdau Ameristeel Corporation - 128,395
Special Sections Inc.                     Manitoba        Shares                        Common Shares

3100361 Nova Scotia      Nova Scotia      Nova Scotia     500,000,000 Common Shares     Gerdau Ameristeel Corporation - 100
Company                                                                                 Common Shares

GUSAP Partners           Delaware         Delaware        N/A                           Gerdau Ameristeel Corporation - 21% of
                                                                                        the Partnership Interest Gerdau
                                                                                        Ameristeel MRM Special Sections Inc. -
                                                                                        79% of the Partnership Interest

3038482 Nova Scotia      Nova Scotia      Nova Scotia     5,000,000,000 Common Shares   GUSAP Partners - 625,320,651 Common Shares
Company                                   Ontario

                         JURISDICTION OF   QUALIFICATION                                          ISSUED AND OUTSTANDING
ENTITY                     ORGANIZATION   TO DO BUSINESS    AUTHORIZED SHARE CAPITAL        SHARE CAPITAL AND BENEFICIAL HOLDER
------                   ---------------  --------------  ----------------------------  ------------------------------------------
PASUG LLC                Delaware         Delaware        Unlimited Common Shares       3038482 Nova Scotia Company - 5671.92835
                                                                                        Common Shares

Gerdau USA Inc.          Delaware         Delaware        1,000 Common Stock, 5,000     Gerdau Ameristeel Corporation - 3,921
                                          Florida         Class A Common Stock, 2,500   Class A Common Shares and 750 Common Shares
                                                          Preferred Stock               3038482 Nova Scotia Company - 20 Common
                                                                                        Shares
                                                                                        GUSAP Partners - 2 Class A Common Shares
                                                                                        and 230 Common Shares

GNA Financing, Inc.      Delaware         Delaware        1,000 Common Shares and       Gerdau USA Inc. - 100 Common Shares
                                                          1,000 Preferred Shares        3100361 Nova Scotia Company - 351
                                                                                        Preferred Shares

Porter Bros.             North Dakota     North Dakota    200,000 Common Shares         GNA Financing, Inc. - 100,000 Common
Corporation                                                                             Shares

MFT Acquisition, Corp.   Delaware         Delaware        1,000 Common Shares           GNA Financing, Inc. - 1 Common Share
                                          Tennessee

                         JURISDICTION OF   QUALIFICATION                                          ISSUED AND OUTSTANDING
ENTITY                     ORGANIZATION   TO DO BUSINESS    AUTHORIZED SHARE CAPITAL        SHARE CAPITAL AND BENEFICIAL HOLDER
------                   ---------------  --------------  ----------------------------  ------------------------------------------
Gerdau Ameristeel US     Florida          Florida         100,000,000 Common Shares     GNA Financing, Inc. - 9,000,000 Common
Inc.                                      Alabama         and 10,000,000 Preferred      Shares
                                          Arkansas        Shares
                                          Delaware
                                          District of
                                          Columbia
                                          Georgia
                                          Illinois
                                          Indiana
                                          Iowa
                                          Kentucky
                                          Louisiana
                                          Maryland
                                          Michigan
                                          Minnesota
                                          Mississippi
                                          Missouri
                                          New Jersey
                                          New York
                                          North Carolina
                                          Ohio
                                          Pennsylvania
                                          South Carolina
                                          Tennessee
                                          Texas
                                          Virginia
                                          West Virginia
                                          Wisconsin

                         JURISDICTION OF   QUALIFICATION                                          ISSUED AND OUTSTANDING
ENTITY                     ORGANIZATION   TO DO BUSINESS    AUTHORIZED SHARE CAPITAL        SHARE CAPITAL AND BENEFICIAL HOLDER
------                   ---------------  --------------  ----------------------------  ------------------------------------------
Co-Steel C.S.M. Corp.    Delaware         Delaware        1,000 Common Shares and       GNA Financing, Inc. - 501 Common Shares
                                          Kentucky        2,000 Preferred Shares

Gerdau Ameristeel        New Jersey       New Jersey      1,000 Common Shares           GNA Financing, Inc. - 100 Common Shares
Perth Amboy Inc.                          Illinois

Gerdau Ameristeel Lake   Delaware         Delaware        1,000 Common Shares           GNA Financing, Inc. - 1,000 Common Shares
Ontario Inc.                              Illinois
                                          New York

Gerdau Ameristeel        Delaware         Delaware        100 Common Shares             GNA Financing, Inc. - 100 Common Shares
Sayreville Inc.                           New Jersey

Raritan River Urban      New Jersey       New Jersey      2,500 Common Shares           Gerdau Ameristeel Perth Amboy Inc. - 370
Renewal Corporation                                                                     Common Shares

Co-Steel Benefit Plans   Delaware         Delaware        1,500 Common Shares           GNA Financing, Inc. - 100 Common Shares
USA Inc.

GANS LLC                 Delaware         Delaware        10 Interests                  Gerdau Ameristeel MRM Special Sections
                                                                                        Inc. - 10 Interests

UNANIMOUS SHAREHOLDER AGREEMENTS AND SIMILAR AGREEMENTS:

GUSAP Partners - General Partnership Agreement dated December 21, 1999 between Gerdau Ameristeel MRM Special Sections Inc. (formerly known as Gerdau MRM Steel Inc.) and Gerdau Ameristeel Corporation. (formerly known as Gerdau Courtice Steel Inc.).

PASUG LLC - Limited Liability Company Agreement dated September 29, 2002.

                            SCHEDULE 5.20 - INSURANCE

Most employees of the U.S. operations are self-insured for health care and dental assistance. The Company pays for certain expenses related to health care and dental covered by the self-insured plan, which is provided and administered by a third-party provider.

                       SCHEDULE 5.21 ENVIRONMENTAL MATTERS

Intentionally omitted.

                        SCHEDULE 5.23 - EMPLOYEE MATTERS

Except as disclosed below there are no strikes, slow downs, work stoppages, union organizing campaigns or representative petitions, unfair labor practices or labor disputes pending or threatened against any Credit Party or their respective employees which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

- On May 26, 2005, the Company ceased operations at its Beaumont facility pending the labor union's response to the Company's agreement offer. Negotiations with the union are ongoing.

- The collective bargaining agreement at the Company's St. Paul and Wilton facilities expired on July 31, 2005 and September 30, 2005, respectively. Negotiations with each union are ongoing.

                      SCHEDULE 5.24 REAL PROPERTY LOCATIONS

Intentionally omitted.

                          SCHEDULE 5.26 - INDEBTEDNESS

Intentionally omitted.

                            SCHEDULE 6.5 - INSURANCE

Intentionally omitted.

                    SCHEDULE 6.13 BANK ACCOUNTS TO BE CLOSED

Intentionally omitted.

                         SCHEDULE 7.3 - PERMITTED LIENS

-    Liens evidenced by filings as summarized in the attached Exhibits A and B.

                      SCHEDULE 7.6 - PERMITTED INVESTMENTS

Intentionally omitted.

                           SCHEDULE 7.18 BANK ACCOUNTS

Intentionally omitted.

EXHIBIT A: U.S. LIEN SUMMARY

                               LIEN SEARCH RESULTS

                          GERDAU AMERISTEEL CORPORATION

                                    (FLORIDA)

*State Filings


Secured Party: CitiCapital Technology Finance, Inc.

Filing Date: 6/02/04

Filing Number: 200407072517

Collateral: Equipment


Secured Party: ICX Corporation

Filing Date: 6/21/04

Filing Number: 20040721849X

Collateral: Telescopic Boom Lift


Secured Party: ICX Corporation

Filing Date: 6/09/03

Filing Number: 200304160561

Collateral: Rail King Model Diesel Engine Rail Car Mover

                               LIEN SEARCH RESULTS

                       GERDAU AMERISTEEL PERTH AMBOY INC.

                                  (NEW JERSEY)

*State Filings

Secured Party: Herc Exchange

Filing Date: 5/24/05

Filing Number: 22985323

Collateral: Equipment

                               LIEN SEARCH RESULTS

                        GERDAU AMERISTEEL SAYREVILLE INC.

                                   (DELAWARE)

*State Filings

Secured Party: General Electric Capital Corporation

Filing Date: 5/17/05

Filing Number: 51526491

Collateral: Equipment (In-lieu filing from State of New Jersey)

                               LIEN SEARCH RESULTS

                            GERDAU AMERISTEEL US INC.

                                    (FLORIDA)

*State Filings

Secured Party: Key Equipment Finance Inc.

Filing Date: 9/1/05

Filing Number: 200500580462

Collateral: Equipment


Secured Party: Citibank, N.A.

Filing Date: 8/15/05

Filing Number: 200500446774

Collateral: Accounts Receivable from Hubbell Incorporated purchased by Citibank


Secured Party: Key Equipment Finance Inc.

Filing Date: 8/04/05

Filing Number: 200500353504

Collateral: Equipment


Secured Party: The CIT Group/Equipment Financing, Inc.

Filing Date: 5/27/05

Filing Number: 200509797634

Collateral: Equipment

Secured Party: The CIT Group/Equipment Financing, Inc.

Filing Date: 4/20/05

Filing Number: 200509475491

Collateral: Taylor Model T-520M Industrial Lift Truck

Secured Party: The CIT Group/Equipment Financing, Inc.

Filing Date: 3/08/05

Filing Number: 200509137979

Collateral: Taylor Industrial Lift Truck


Secured Party: ORIX Financial Services, Inc.

Filing Date: 3/08/05

Filing Number: 20050913872X

Collateral: Equipment


Secured Party: The CIT Group/Equipment Financing, Inc.

Filing Date: 2/23/05

Filing Number: 200509035009

Collateral: Linde Model H45D Forklift


Secured Party: NMHG Financial Services, Inc.

Filing Date: 2/18/05

Filing Number: 200509007668

Collateral: Equipment

Secured Party: Network Appliance, Inc.

Filing Date: 1/19/05

Filing Number: 200508778911

Collateral:

Equipment subject to Debtor's obligations with respect to any present or future leases, loans or conditional sales agreements, or supporting obligations, to or with Secured Party, or obligations otherwise funded by Secured Party on behalf of or at the direction of Debtor, together with all of Debtor's right, title and interest in or to the following to the extent relating to or arising from such equipment as applicable, wherever located and whether now or hereafter acquired or existing: (a) software licenses, equipment and other goods (including, without limitation, all attachment, accessories, accessions, substitutions and replacements), (b) related documents of title, licenses, investment property, chattel property, notes and instruments, (c) related accounts, contract rights and general intangibles, (d) related records, date, information and other such property, (e) all rights, claims and remedies of Debtor in connection with any of the foregoing, and(f) all cash and non-cash proceeds, and all products of the forgoing in any form.


Secured Party: Mi-Jack Products Inc.

Filing Date: 8/02/04

Filing Number: 200407559645

Collateral: Mi-Jack machine


Secured Party: CIT Technology Financing Services, Inc.

Filing Date: 7/28/04

Filing Number: 200407520498

Collateral: Equipment


Secured Party: Mi-Jack Products Inc.

Filing Date: 3/15/04

Filing Number: 200406391449

Collateral: Mi-Jack Machine


Secured Party: ICX Corporation

Filing Date: 11/13/03

Filing Number: 200305435017

Collateral: Taylor Model T-250m 2003 forklifts


Secured Party: ICX Corporation

Filing Date: 11/13/03

Filing Number: 200305435009

Collateral: Yale Forklifts


Secured Party: The CIT Group/Equipment Financing, Inc.

Filing Date: 67/31/03

Filing Number: 200304594871

Collateral: Taylor Diesel Lift Truck


Secured Party: KIP America, Inc.

Filing Date: 7/14/03

Filing Number: 200304450136

Collateral: Equipment


Secured Party: Duncan-Parnell, Incorporated

Filing Date: 6/23/03

Filing Number: 200304276535

Collateral: Equipment

                               LIEN SEARCH RESULTS

                            PORTER BROS. CORPORATION

                                 (NORTH DAKOTA)

*State Filings


Secured Party: NMHG Financial Services, Inc.

Filing Date: 11/20/03

Filing Number: 03-000146056-0

Collateral: Equipment


Secured Party: NMHG Financial Services, Inc.

Filing Date: 12/31/03

Filing Number: 03-000153106-6

Collateral: Equipment

EXHIBIT B: CANADIAN LIEN SUMMARY

We made searches or inquiries for:

ONTARIO

1. security or other interests in the personal property registered under the Personal Property Security Act (Ontario) for the following:

     -    ******Gerdau Ameristeel Corporation - SEE ATTACHED SCHEDULE A
     -    ***Co-Steel Inc. - SEE ATTACHED SCHEDULE B
     -    *877449 Ontario Limited - CLEAR
     -    *Gerdau Ameristeel Cambridge Inc. - CLEAR
     -    ***Gerdau Courtice Steel Inc. - SEE ATTACHED SCHEDULE C
     -    *Courtice Steel Inc. - CLEAR
     -    ******Gerdau Ameristeel MRM Special Sections Inc. - CLEAR
     -    *MRM Steel Inc. - CLEAR
     -    *Gerdau Ameristeel MRM Inc. - CLEAR
     -    *Gerdau MRM Steel Inc. - CLEAR
     -    *3072011 Canada Limited - CLEAR
     -    *Gerdau Nova Scotia Holding Company - CLEAR
     -    *Gerdau Nova Scotia Holding Company Limited - CLEAR
     -    *2017387 Ontario Limited - CLEAR
     -    *Gerdau Ameristeel Distribution Canada Ltd. - CLEAR
     -    *Gerdau Ameristeel Distribution Canada Limited CLEAR
     -    *Co-Steel Distribution Canada Limited - CLEAR
     -    *1159044 Ontario Limited - CLEAR
     -    **Gerdau MRM Holdings Inc. -CLEAR
     -    *3116867 Canada Limited - CLEAR
     -    *1102590 Ontario Limited - CLEAR
     -    *1585947 Ontario Limited - CLEAR
     -    *Gerdau S.A. - CLEAR
     -    *Lake Ontario Steel Company Limited - CLEAR
     -    *Co-Steel International Limited - CLEAR
     -    *Co-Steel Benefit Plans Inc. - CLEAR
     -    ******1062316 Ontario Limited - CLEAR
     -    ******1300554 Ontario Limited - CLEAR
     -    ******1551533 Ontario Limited - CLEAR
     -    *Cansteel Antilles N.V. - CLEAR
     -    ******3100361 Nova Scotia Company - CLEAR
     -    ******3038482 Nova Scotia Company - CLEAR
     -    **GUSAP Partners - CLEAR
     -    ***Gerdau Ameristeel Distribution US Inc. - CLEAR
     -    ****GNA Financing, Inc. - CLEAR
     -    ****PASUG LLC - CLEAR
     -    ****Co-Steel C.S.M. Corp. - CLEAR

     -    *****PASUG Inc. - CLEAR
     -    *****Co-Steel Recycling Inc. - CLEAR
     -    *****Co-Steel Raritan, Inc. - CLEAR
     -    *****Raritan River Steel Company - CLEAR
     -    *****Gerdau Ameristeel Perth Amboy Inc. - CLEAR
     -    *****Co-Steel Benefit Plans USA Inc. - CLEAR

*    current to July 27, 2005

**   current to September 25, 2005

***  current to September 28, 2005

**** current to October 19, 2005

***** current to October 23, 2005

******current to October 25, 2005

2. notices of intention to give security under Section 427 of the Bank Act (Canada) registered in the Bank of Canada at Toronto, Ontario:

     -    *Gerdau Ameristeel Corporation - CLEAR
     -    *Co-Steel Inc. - CLEAR
     -    *877449 Ontario Limited - CLEAR
     -    *Gerdau Ameristeel Cambridge Inc. - CLEAR
     -    *Gerdau Courtice Steel Inc. - CLEAR
     -    *Courtice Steel Inc. - CLEAR
     -    *MRM Steel Inc. - CLEAR
     -    *Gerdau Ameristeel MRM Special Sections Inc. - CLEAR
     -    **Gerdau Ameristeel MRM Inc. - CLEAR
     -    **Gerdau MRM Steel Inc. - CLEAR
     -    **3072011 Canada Limited - CLEAR
     -    *Gerdau Nova Scotia Holding Company - CLEAR
     -    *Gerdau Nova Scotia Holding Company Limited - CLEAR
     -    *2017387 Ontario Limited - CLEAR
     -    *Gerdau Ameristeel Distribution Canada Ltd. - CLEAR
     -    *Gerdau Ameristeel Distribution Canada Limited - CLEAR
     -    *Co-Steel Distribution Canada Limited - CLEAR
     -    *1159044 Ontario Limited - CLEAR
     -    *Gerdau MRM Holdings Inc. - CLEAR
     -    *3116867 Canada Limited - CLEAR
     -    *1102590 Ontario Limited - CLEAR
     -    *1585947 Ontario Limited - CLEAR
     -    *Gerdau S.A. - CLEAR
     -    *Lake Ontario Steel Company Limited - CLEAR
     -    *Co-Steel International Limited - CLEAR
     -    ***Co-Steel Benefit Plans Inc. - CLEAR
     -    ***1062316 Ontario Limited - CLEAR

     -    ***1300554 Ontario Limited - CLEAR
     -    ***1551533 Ontario Limited - CLEAR
     -    ***Cansteel Antilles N.V. - CLEAR
     -    ****3100361 Nova Scotia Company - CLEAR
     -    ****3038482 Nova Scotia Company - CLEAR
     -    *****GUSAP Partners - CLEAR
     -    *****Gerdau Ameristeel Distribution US Inc. -CLEAR

*    current to July 29, 2005

**   current to August 2, 2005

***  current to August 31, 2005

**** current to September 9, 2005

*****current to September 26, 2005

3. Judgements or Executions filed in the City of Toronto as of July 26, 2005, August 8, 2005 or August 31, 2005, Municipality of Whitby as of August 31, 2005, United Counties of Stormont, Dundas and Glengarry (Cornwall) as of August 31, 2005, County of Middlesex London as of August 31, 2005, Regional Municipality of Waterloo (Kitchener) as of September 26, 2005:

     -    **Gerdau Ameristeel Corporation - CLEAR
     -    **Co-Steel Inc. - CLEAR
     -    **877449 Ontario Limited - CLEAR
     -    **Gerdau Ameristeel Cambridge Inc. - CLEAR
     -    *Gerdau Courtice Steel Inc. - CLEAR
     -    *Courtice Steel Inc. - CLEAR
     -    *MRM Steel Inc. - CLEAR
     -    *Gerdau Ameristeel MRM Special Sections Inc. - CLEAR
     -    *Gerdau Ameristeel MRM Inc. - CLEAR
     -    *Gerdau MRM Steel Inc. - CLEAR
     -    *3072011 Canada Limited - CLEAR
     -    **Gerdau Nova Scotia Holding Company - CLEAR
     -    *Gerdau Nova Scotia Holding Company Limited - CLEAR
     -    **2017387 Ontario Limited - CLEAR
     -    **Gerdau Ameristeel Distribution Canada Ltd. - CLEAR
     -    **Gerdau Ameristeel Distribution Canada Limited - CLEAR
     -    *Co-Steel Distribution Canada Limited - CLEAR
     -    *1159044 Ontario Limited - CLEAR
     -    **Gerdau MRM Holdings Inc. - CLEAR

     -    **3116867 Canada Limited - CLEAR
     -    **1102590 Ontario Limited - CLEAR
     -    **1585947 Ontario Limited - CLEAR
     -    *Gerdau S.A. - CLEAR
     -    **Lake Ontario Steel Company Limited - CLEAR
     -    **Co-Steel International Limited - CLEAR
     -    *Co-Steel Benefit Plans Inc. - CLEAR
     -    *1062316 Ontario Limited - CLEAR
     -    *1300554 Ontario Limited - CLEAR
     -    *1551533 Ontario Limited - CLEAR
     -    *Cansteel Antilles N.V. - CLEAR
     -    *3100361 Nova Scotia Company - CLEAR
     -    *3038482 Nova Scotia Company - CLEAR
     -    ***GUSAP Partners -CLEAR
     -    ***Gerdau Ameristeel Distribution US Inc.- CLEAR

*    searches were conducted in Toronto only

**   searches were conducted in Toronto, Whitby, Cornwall and London

***  searches were conducted in Toronto and Kitchener

4. Insolvency search in the public record of the Superintendent of Bankruptcy for all the Districts and Divisions of Canada recorded in the office of the Official Receiver:

     -    *Gerdau Ameristeel Corporation - CLEAR
     -    *Co-Steel Inc. - CLEAR
     -    *877449 Ontario Limited - CLEAR
     -    *Gerdau Ameristeel Cambridge Inc. - CLEAR
     -    *Gerdau Courtice Steel Inc. - CLEAR
     -    *Courtice Steel Inc. - CLEAR
     -    *MRM Steel Inc. - CLEAR
     -    *Gerdau Ameristeel MRM Special Sections Inc. - CLEAR
     -    Gerdau Ameristeel MRM Inc. - CLEAR
     -    **Gerdau MRM Steel Inc. - CLEAR
     -    **3072011 Canada Limited - CLEAR
     -    *Gerdau Nova Scotia Holding Company - CLEAR
     -    *Gerdau Nova Scotia Holding Company Limited - CLEAR
     -    *2017387 Ontario Limited - CLEAR
     -    *Gerdau Ameristeel Distribution Canada Ltd. - CLEAR
     -    *Gerdau Ameristeel Distribution Canada Limited - CLEAR

     -    *Co-Steel Distribution Canada Limited - CLEAR
     -    *1159044 Ontario Limited - CLEAR
     -    *Gerdau MRM Holdings Inc. - CLEAR
     -    *3116867 Canada Limited - CLEAR
     -    *1102590 Ontario Limited - CLEAR
     -    *1585947 Ontario Limited - CLEAR
     -    *Gerdau S.A. - CLEAR
     -    *Lake Ontario Steel Company Limited - CLEAR
     -    *Co-Steel International Limited - CLEAR
     -    ***Co-Steel Benefit Plans Inc. - CLEAR
     -    ***1062316 Ontario Limited - CLEAR
     -    ***1300554 Ontario Limited - CLEAR
     -    ***1551533 Ontario Limited - CLEAR
     -    ***Cansteel Antilles N.V. - CLEAR
     -    ****3100361 Nova Scotia Company - CLEAR
     -    ****3038482 Nova Scotia Company - CLEAR
     -    ***** GUSAP Partners - CLEAR
     -    *****Gerdau Ameristeel Distribution US Inc. -CLEAR

*    current to July 26, 2005

**   current to July 27, 2005

***  current to August 26, 2005

**** current to September 6, 2005

***** current to September 21, 2005.

                                   SCHEDULE A
                PERSONAL PROPERTY SECURITY ACT (ONTARIO) ("PPSA")

We obtained a certificate from the Registrar of Personal Property Security with respect to GERDAU AMERISTEEL CORPORATION (file currency: October 25, 2005) which discloses the following financing statements and financing change statements filed under the PPSA.

                                                    FILE NO. AND       REGISTRATION/
      PAGE                                        REGISTRATION NO./   RENEWAL PERIOD    COLLATERAL
NO.    NO.     DEBTOR(S)    SECURED PARTY(IES)  DATE OF REGISTRATION      (YEARS)     CLASSIFICATION             COMMENTS
---  ------  -------------  ------------------  --------------------  --------------  --------------  -----------------------------
  1       2  GERDAU         ROY FOSS MOTORS     615723435                 5 YEARS     EQUIPMENT,      N/A
             AMERISTEEL     LTD.                20050602180980286082                  OTHER, MOTOR
             CORPORATION    7200 YONGE STREET   (JUNE 2, 2005)                        VEHICLE
             1802 HOPKINS   THORNHILL, ONTARIO
             STREET         L4J 1V8
             SOUTH
             WHITBY,
             ONTARIO
             L1N 5T1

  2     3-4  GERDAU         RYDER FINANCE       615183237                 4 YEARS     EQUIPMENT,      YEAR: 2005
             AMERISTEEL     CORPORATION         20050517105215299271                  OTHER, MOTOR    MAKE: CROWN
             CORPORATION    210 ANNAGEM BLVD.   (MAY 17, 2005)                        VEHICLE         MODEL: WP2335-45
             HOPKINS        MISSISSAUGA,                                                              V.I.N.: 5A339065
             STREET SOUTH   ONTARIO
             WHITBY,        L5T 2V5                                                                   YEAR: 2005
             ONTARIO                                                                                  MAKE: CROWN
             L1N 5T1                                                                                  MODEL: WP2335-45
                                                                                                      V.I.N.: 5A339004

                                                                                                      YEAR: 2005
                                                                                                      MAKE: CROWN
                                                                                                      MODEL: SX3000-30
                                                                                                      V.I.N.: 5A502094

                                                    FILE NO. AND       REGISTRATION/
      PAGE                                        REGISTRATION NO./   RENEWAL PERIOD    COLLATERAL
NO.    NO.     DEBTOR(S)    SECURED PARTY(IES)  DATE OF REGISTRATION      (YEARS)     CLASSIFICATION             COMMENTS
---  ------  -------------  ------------------  --------------------  --------------  --------------  -----------------------------
  3       5  GERDAU         WAJAX INDUSTRIES    614555424                 1 YEAR      MOTOR VEHICLE   AMOUNT SECURED: $4,437
             AMERISTEEL     LTD.                20050426174518751376                                  YEAR: 2002
             CORPORATION    16745 111 AVENUE    (APRIL 26, 2005)                                      MAKE: HYSTER
             160 ORION      EDMONTON, ALBERTA                                                         MODEL: H120XM
             PLACE          T5M 2S4                                                                   V.I.N.: K005V03887Z
             CAMBRIDGE,
             ONTARIO                                                                                  INCLUDING ALL PARTS,
             N1R 7G8                                                                                  COMPONENTS, ATTACHMENTS,
                                                                                                      ACCESSORIES, REPLACEMENTS,
                                                                                                      SUBSTITUTIONS, ADDITIONS,
                                                                                                      IMPROVEMENTS AND PROCEEDS
                                                                                                      THEREOF.

  4     6-7  GERDAU         EQUIPMENT SALES &   613643247                 1 YEAR      EQUIPMENT,      ONE YOUNG LMG200, 2 CU YD
             AMERISTEEL     SERVICE (1968)      20050329093916320823                  OTHER           FOUR TINE HYDRAULIC
             1801 HOPKINS   LIMITED             (MARCH 29, 2005)                                      COMBINATION MAGNET WITH 280
             STREET         1030 MARTIN GROVE                                                         DEGREE ROTATION, S/N
             WHITBY,        ROAD TORONTO,                                                             LMG200-59, COMPLETE WITH
             ONTARIO        ONTARIO                                                                   WALKER 50" MAGNET.
             L1N 5T1        M9W 4W3
                                                AMENDMENT                                             AMENDED TO REMOVE INVENTORY
                                                20050920194815310269                                  AND ACCOUNTS FROM THE
                                                (SEPTEMBER 20, 2005)                                  COLLATERAL CLASSIFICATION.

  5     8-9  GERDAU         EQUIPMENT SALES &   613643283                 1 YEAR      EQUIPMENT,      ONE NEW 2005 LINK-BELT 600LX
             AMERISTEEL     SERVICE (1968)      20050329094316320824                  OTHER           MH MATERIAL HANDLER, S/N
             1801 HOPKINS   LIMITED             (MARCH 29, 2005)                                      K8J5-9188 COMPLETE WITH ALL
             STREET         1030 MARTIN GROVE                                                         STANDARD EQUIPMENT AND AS PER
             WHITBY,        ROAD TORONTO,                                                             ESS RENTAL AGREEMENT.
             ONTARIO        ONTARIO
             L1N 5T1        M9W 4W3
                                                AMENDMENT                                             AMENDED TO REMOVE INVENTORY
                                                20050920194815310270                                  AND ACCOUNTS FROM THE
                                                (SEPTEMBER 20, 2005)                                  COLLATERAL CLASSIFICATION.

                                                    FILE NO. AND       REGISTRATION/
      PAGE                                        REGISTRATION NO./   RENEWAL PERIOD    COLLATERAL
NO.    NO.     DEBTOR(S)    SECURED PARTY(IES)  DATE OF REGISTRATION      (YEARS)     CLASSIFICATION             COMMENTS
---  ------  -------------  ------------------  --------------------  --------------  --------------  -----------------------------
  6   12-13  GERDAU         DE LAGE LANDEN      612038169                 3 YEARS     EQUIPMENT,      ALL GOODS SUPPLIED BY THE
             AMERISTEEL     FINANCIAL SERVICES  20050117120570291658                  OTHER           SECURED PARTY PURSUANT TO A
             CORPORATION    CANADA INC.         (JANUARY 17, 2005)                                    LEASE BETWEEN THE DEBTOR AND
             1801 HOPKINS   100, 1235 NORTH                                                           THE SECURED PARTY, TOGETHER
             STREET         SERVICE ROAD WEST                                                         WITH ALL PARTS AND
             WHITBY,        OAKVILLE, ONTARIO                                                         ACCESSORIES THERETO AND
             ONTARIO        L6M 2W2                                                                   ACCESSION THERETO AND ALL
             L1N 5T1                                                                                  REPLACEMENTS OR SUBSTITUTIONS
                                                                                                      FOR SUCH GOODS AND PROCEEDS
                                                                                                      THEREOF (PROCEEDS AS DEFINED
                                                                                                      IN THE PERSONAL PROPERTY
                                                                                                      SECURITY ACT (ONTARIO) AND
                                                                                                      ANY INSURANCE PROCEEDS
                                                                                                      RESULTING THEREFROM.

  7   14-15  GERDAU         RICOH CANADA INC.   611959338                 3 YEARS     EQUIPMENT,      ALL GOODS SUPPLIED BY THE
             AMERISTEEL     100, 1235 NORTH     20050112152070291579                  OTHER           SECURED PARTY PURSUANT TO A
             CORPORATION    SERVICE ROAD WEST   (JANUARY 12, 2005)                                    LEASE BETWEEN THE DEBTOR AND
             160 ORION      OAKVILLE, ONTARIO                                                         THE SECURED PARTY, TOGETHER
             PLACE RM       L6M 2W2                                                                   WITH ALL PARTS AND
             (ROLLING                                                                                 ACCESSORIES THERETO AND
             MILLS)                                                                                   ACCESSION THERETO AND ALL
             CAMBRIDGE,                                                                               REPLACEMENTS OR SUBSTITUTIONS
             ONTARIO                                                                                  FOR SUCH GOODS AND PROCEEDS
             N1T 1R9                                                                                  THEREOF (PROCEEDS AS DEFINED
                                                                                                      IN THE PERSONAL PROPERTY
                                                                                                      SECURITY ACT (ONTARIO) AND
                                                                                                      ANY INSURANCE PROCEEDS
                                                                                                      RESULTING THEREFROM.

                                                    FILE NO. AND       REGISTRATION/
      PAGE                                        REGISTRATION NO./   RENEWAL PERIOD    COLLATERAL
NO.    NO.     DEBTOR(S)    SECURED PARTY(IES)  DATE OF REGISTRATION      (YEARS)     CLASSIFICATION             COMMENTS
---  ------  -------------  ------------------  --------------------  --------------  --------------  -----------------------------
  8   16-18  GERDAU         GE CANADA LEASING   611179947                 4 YEARS     INVENTORY,      N/A
             AMERISTEEL     SERVICES COMPANY    20041207105430650682                  EQUIPMENT,
             CORPORATION    2300 MEADOWVALE     (DECEMBER 7, 2004)                    ACCOUNTS,
             1801 HOPKINS   BLVD., SUITE 100                                          OTHER
             STREET         MISSISSAUGA,        AMENDMENT                                             ADDITIONAL DEBTOR ADDRESS
             WHITBY,        ONTARIO             20050117105230650737
             ONTARIO        L5N 5P9             (JANUARY 17, 2005)
             L1N 5T1

             500 WATERLOO   ABN AMRO LEASING A  AMENDMENT                                             ADDITIONAL SECURED PARTY
             STREET         DIVISION OF ABN     20050805104230651068
             OSHAWA,        AMRO BANK N.V.      (AUGUST 5, 2005)
             ONTARIO        CANADA BRANCH
             L1H 3X1        5515 NORTH SERVICE
                            ROAD BURLINGTON,
                            ONTARIO
                            L7L 6G4

  9      19  GERDAU         STRONGCO INC        610628454                 1 YEAR      EQUIPMENT,      DATE OF MATURITY: NOVEMBER
             AMERISTEEL     1640 ENTERPRISE     20041116181614617396                  MOTOR VEHICLE   16, 2005
             CORP HOPKINS   ROAD MISSISSAUGA,   (NOVEMBER 16, 2004)                                   MAKE: VOLVO
             STREET SOUTH   ONTARIO                                                                   MODEL: L180E
             WHITBY,        L4W 4L4                                                                   V.I.N.: L180EV62506
             ONTARIO
             L1N 5T1

                                                                                                      ONE VOLVO WHEEL LOADER MODEL
                                                                                                      L180E SERIAL #L180EV62506 TAG
                                                                                                      #49785

 10   20-21  GERDAU         GE CANADA LEASING   610557183                 5 YEARS     INVENTORY,      N/A
             AMERISTEEL     SERVICES COMPANY    20041112145330650671                  EQUIPMENT,
             CORPORATION    2300 MEADOWVALE     (NOVEMBER 12, 2004)                   ACCOUNTS,
             1801 HOPKINS   BLVD., SUITE 100                                          OTHER
             STREET         MISSISSAUGA,        AMENDMENT                                             ADDITIONAL SECURED PARTY
             WHITBY,        ONTARIO             20050805104230651072
             ONTARIO        L5N 5P9             (AUGUST 5, 2005)
             L1N 5T1

                            BAL GLOBAL FINANCE
                            CANADA
                            CORPORATION
                            300 THE EAST MALL
                            SUITE 120
                            TORONTO, ONTARIO
                            M9B 6B7

                                                    FILE NO. AND       REGISTRATION/
      PAGE                                        REGISTRATION NO./   RENEWAL PERIOD    COLLATERAL
NO.    NO.     DEBTOR(S)    SECURED PARTY(IES)  DATE OF REGISTRATION      (YEARS)     CLASSIFICATION             COMMENTS
---  ------  -------------  ------------------  --------------------  --------------  --------------  -----------------------------
 11   22-24  GERDAU         GE CANADA LEASING   609668955                 4 YEARS     INVENTORY,      N/A
             AMERISTEEL     SERVICES COMPANY    20041007194830650641                  EQUIPMENT,
             CORPORATION    2300 MEADOWVALE     (OCTOBER 7, 2004)                     ACCOUNTS,
             1801 HOPKINS   BLVD., SUITE 100                                          OTHER
             STREET         MISSISSAUGA,        AMENDMENT                                             ADDITIONAL ADDRESS
             WHITBY,        ONTARIO             20050117105230650736
             ONTARIO        L5N 5P9             (JANUARY 17, 2005)
             L1N 5T1

             55 A FENMAR    ABN AMRO LEASING A  AMENDMENT                                             ADDITIONAL SECURED PARTY
             DRIVE          DIVISION OF ABN     20050805104230651069
             NORTH YORK,    AMRO BANK N.V.      (AUGUST 5, 2005)
             ONTARIO        CANADA BRANCH
             M9L 1M3        5515 NORTH SERVICE
                            ROAD
                            BURLINGTON, ONTARIO
                            L7L 6G4

 12      25  GERDAU         NATIONAL LEASING    605983455                 2 YEARS     EQUIPMENT,      YEAR: 1997
             AMERISTEEL     GROUP INC.          20040601133760050105                  MOTOR VEHICLE   MAKE: HYSTER LIFT TRUCK
             CORPORATION    L#2260454           (JUNE 1, 2004)                                        MODEL: H155XL
             160 ORION      1558 WILLSON PLACE                                                        V.I.N.: F006A09383U
             PLACE          WINNIPEG, MANITOBA
             CAMBRIDGE,     R3T 0Y4
             ONTARIO
             N1T 1R9

 13      26  GERDAU         TENNANT FINANCIAL   601198776                 4 YEARS     EQUIPMENT,      ALL GOODS WHICH ARE TENNANT
             AMERISTEEL     SERVICES            20031121145315300756                  OTHER           SWEEPERS AND SCRABBERS
             CORPORATION    2300 MEADOWVALE     (NOVEMBER 21, 2003)                                   TOGETHER WITH ALL
             1801 HOPKINS   BLVD., SUITE 200                                                          REPLACEMENTS AND
             STREET SOUTH   MISSISSAUGA,        AMENDMENT                                             SUBSTITUTIONS THEREOF AND ALL
             WHITBY,        ONTARIO             20051007145615302307                                  PARTS, ACCESSORIES,
             ONTARIO        L5N 5P9             (OCTOBER 7, 2005)                                     ACCESSIONS AND ATTACHMENTS
             L1N 5T1                                                                                  THERETO AND ALL IDENTIFIABLE
                                                                                                      AND TRACEABLE PROCEEDS
                                                                                                      THEREOF.
                                                AMENDMENT
                                                20051012194215319683                                  ADD COLLATERAL DESCRIPTION
                                                (OCTOBER 12, 2005)
                                                                                                      AMEND COLLATERAL DESCRIPTION

                                                    FILE NO. AND       REGISTRATION/
      PAGE                                        REGISTRATION NO./   RENEWAL PERIOD    COLLATERAL
NO.    NO.     DEBTOR(S)    SECURED PARTY(IES)  DATE OF REGISTRATION      (YEARS)     CLASSIFICATION             COMMENTS
---  ------  -------------  ------------------  --------------------  --------------  --------------  -----------------------------
 14      27  GERDAU         TENNANT FINANCIAL   897385923                 4 YEARS     EQUIPMENT,      ALL GOODS WHICH ARE TENNANT
             AMERISTEEL     SERVICES            20030819153715300904                  OTHER           SWEEPERS AND SCRABBERS
             CORP           2300 MEADOWVALE     (AUGUST 19, 2003)                                     TOGETHER WITH ALL
             1801 HOPKINS   BLVD., SUITE 200                                                          REPLACEMENTS AND
             STREET SOUTH   MISSISSAUGA,        AMENDMENT                                             SUBSTITUTIONS THEREOF AND ALL
             WHITBY,        ONTARIO             20051007145615302306                                  PARTS, ACCESSORIES,
             ONTARIO        L5N 5P9             (OCTOBER 7, 2005)                                     ACCESSIONS AND ATTACHMENTS
             L1N 5T1                                                                                  THERETO AND ALL IDENTIFIABLE
                                                                                                      AND TRACEABLE PROCEEDS
                                                                                                      THEREOF.
                                                AMENDMENT
                                                20051012194215319682                                  ADD COLLATERAL DESCRIPTION
                                                (OCTOBER 12, 2005)
                                                                                                      AMEND COLLATERAL DESCRIPTION

 15   72-75  GERDAU         GE CANADA LEASING   891787743                 5 YEARS     INVENTORY,      YEAR: 2002
             AMERISTEEL     SERVICES COMPANY    20030218155960935717                  EQUIPMENT,      MAKE: L330E
             CORPORATION    2300 MEADOWVALE     (FEBRUARY 18, 2003)                   ACCOUNTS,       MODEL: VOLVO
             HOPKINS        BLVD., SUITE 100                                          OTHER,          V.I.N.: L330EV62081
             STREET SOUTH   MISSISSAUGA,                                              MOTOR VEHICLE
             WHITBY,        ONTARIO
             ONTARIO        L5N 5P9
             L1N 5T1
                                                AMENDMENT                                             AMEND MODEL YEAR FOR MOTOR
                            ABN AMRO LEASING A  20050615145430651007                                  VEHICLE COLLATERAL
                            DIVISION OF ABN     (JUNE 15, 2005)
                            AMRO BANK N.V.
                            CANADA BRANCH       AMENDMENT
                            5515 NORTH SERVICE  20050615193130651009                                  AMEND MODEL YEAR FOR MOTOR
                            ROAD BURLINGTON,    (JUNE 15, 2005)                                       VEHICLE COLLATERAL
                            ONTARIO
                            L7L 6G4             AMENDMENT
                                                20050805104230651071                                  ADDITIONAL SECURED PARTY
                                                (AUGUST 5, 2005)

                                                    FILE NO. AND       REGISTRATION/
      PAGE                                        REGISTRATION NO./   RENEWAL PERIOD    COLLATERAL
NO.    NO.     DEBTOR(S)    SECURED PARTY(IES)  DATE OF REGISTRATION      (YEARS)     CLASSIFICATION             COMMENTS
---  ------  -------------  ------------------  --------------------  --------------  --------------  -----------------------------
 16   76-78  ANDRE B.       ALEX WILLIAMSON     891405495                 3 YEARS     CONSUMER        AMOUNT SECURED: $32,530
             JOHANNPETER    MOTOR SALES         20030204101350414034                  GOODS, MOTOR    YEAR: 2003
             86 LYNDHURST   LIMITED             (FEBRUARY 4, 2003)                    VEHICLE         MAKE: PONTIAC
             AVENUE         2 DOUGLAS ROAD                                                            MODEL: GRAND PRIX
             TORONTO,       BOX 5004                                                                  V.I.N.: 1G2WP52K73F125018
             ONTARIO        UXBRIDGE, ONTARIO
             M5R 2Z7        L9P 1S5
             DATE OF
             BIRTH: MARCH
             17, 1963

             GERDAU                             AMENDMENT                                             TO ADD ADDITIONAL DEBTOR
             AMERISTEEL                         20031106082750414609
             CORPORATION                        (NOVEMBER 6, 2003)
             1601 HOPKINS
             STREET SOUTH                       RENEWAL                                               RENEWED FOR A PERIOD OF 1
             WHITBY,                            20050131140250415508                                  YEAR
             ONTARIO                            (JANUARY 31, 2005)
             L1N 5T1

 17   79-80  GERDAU         GE CANADA LEASING   890907039                 5 YEARS     INVENTORY,      YEAR: 2002
             AMERISTEEL     SERVICES COMPANY    20030115160260935547                  EQUIPMENT,      MAKE: VOLVO
             CORPORATION    2300 MEADOWVALE     (JANUARY 15, 2003)                    ACCOUNTS,       MODEL: L330E
             1801 HOPKINS   BLVD., SUITE 100                                          OTHER, MOTOR    V.I.N.: L330EV62015
             STREET SOUTH   MISSISSAUGA,                                              VEHICLE
             WHITBY,        ONTARIO
             ONTARIO        L5N 5P9
             L1N 5T1
                                                AMENDMENT                                             AMENDED TO ADD A SECURED
                            ABN AMRO LEASING A  20050805104230651070                                  PARTY.
                            DIVISION OF ABN     (AUGUST 5, 2005)
                            AMRO BANK N.V.
                            CANADA BRANCH
                            5515 NORTH SERVICE
                            ROAD BURLINGTON,
                            ONTARIO
                            L7L 5G4

                                                    FILE NO. AND       REGISTRATION/
      PAGE                                        REGISTRATION NO./   RENEWAL PERIOD    COLLATERAL
NO.    NO.     DEBTOR(S)    SECURED PARTY(IES)  DATE OF REGISTRATION      (YEARS)      CLASSIFICATION             COMMENTS
---  ------  -------------  ------------------  --------------------  --------------  --------------  -----------------------------
 18   81-86  GERDAU         IBM CANADA LIMITED  823209282                11 YEARS     EQUIPMENT,      N/A
             AMERISTEEL     - ATTN. MARNY       19960704193315291164                  ACCOUNTS,
             CORPORATION    PAGET               (JULY 4, 1996)                        OTHER
             160 ORION      3600 STEELES
             PLACE          AVENUE EAST, F4     RENEWAL                                               RENEWED FOR A PERIOD OF 2
             CAMBRIDGE,     MARKHAM, ONTARIO    19990624143415308329                                  YEARS.
             ONTARIO        L3R 9Z7             (JUNE 24, 1999)
             N1R 7G8
                                                RENEWAL                                               RENEWED FOR A PERIOD OF 1
                                                20010622144815309859                                  YEAR.
                                                (JUNE 22, 2001)

                                                RENEWAL                                               RENEWED FOR A PERIOD OF 2
                                                20020625145615305911                                  YEARS.
                                                (JUNE 25, 2002)

                                                RENEWAL                                               RENEWED FOR A PERIOD OF 3
                                                20040611145415301538                                  YEARS.
                                                (JUNE 11, 2004)

                                                AMENDMENT                                             AMENDED TO CHANGE DEBTOR NAME
                                                20050930104915294501                                  TO GERDAU AMERISTEEL
                                                (SEPTEMBER 30, 2005)                                  CORPORATION.

                                   SCHEDULE B
                PERSONAL PROPERTY SECURITY ACT (ONTARIO) ("PPSA")

We obtained a certificate from the Registrar of Personal Property Security with respect to CO-STEEL INC. (file currency: September 28, 2005) which discloses the following financing statements and financing change statements filed under the PPSA.

                                                                               REGISTRATION/
                                                             FILE NO. AND         RENEWAL
     PAGE                                                  REGISTRATION NO./       PERIOD        COLLATERAL
NO.   NO.        DEBTOR(S)         SECURED PARTY(IES)    DATE OF REGISTRATION     (YEARS)      CLASSIFICATION         COMMENTS
---  ----  --------------------  ----------------------  --------------------  -------------  ---------------  ---------------------
 1      2  STEEL CORP.           VW CREDIT CANADA INC.   602135865                3 YEARS     CONSUMER GOODS,  AMOUNT
           3095 WOODLAND PARK    3333 COTE VERTU         20031230145315307520                 EQUIPMENT,       SECURED: $89,830
           DRIVE BURLINGTON,     SUITE 500               (DECEMBER 30, 2003)                  OTHER, MOTOR     YEAR: 2004
           ONTARIO L7N 1K3       ST. LAURENT, QUEBEC                                          VEHICLE          MAKE: AUDI
                                 H4R 2N1                                                                       MODEL: A6 4.2 SDN Q
           PRECISION ROLLS INC.                                                                                V.I.N.:
           649, SOUTH SERVICE                                                                                  WAUML44E84N012103
           ROAD GRIMSBY,
           ONTARIO L3M 4M8

 2      3  CO-STEEL INC.         GE CAPITAL CANADA       867581613                5 YEARS     EQUIPMENT        N/A
           HOPKINS STREET SOUTH  LEASING SERVICES INC.   20001115171160932705
           WHITBY, ONTARIO       2300 MEADOWVALE BLVD.,  (NOVEMBER 15, 2000)
           L1N 5T1               SUITE 100
                                 MISSISSAUGA, ONTARIO
                                 L5N 5P9

 3      4  CO-STEEL INC.         GE CAPITAL CANADA       866940876                5 YEARS     EQUIPMENT        N/A
           HOPKINS STREET SOUTH  LEASING SERVICES INC.   20001024170460932650
           WHITBY, ONTARIO       2300 MEADOWVALE BLVD.,  (OCTOBER 24, 2000)
           L1N 5T1               SUITE 100
                                 MISSISSAUGA, ONTARIO
                                 L5N 5P9


                                                                               REGISTRATION/
                                                             FILE NO. AND         RENEWAL
     PAGE                                                  REGISTRATION NO./       PERIOD        COLLATERAL
NO.   NO.        DEBTOR(S)         SECURED PARTY(IES)    DATE OF REGISTRATION     (YEARS)      CLASSIFICATION         COMMENTS
---  ----  --------------------  ----------------------  --------------------  -------------  ---------------  ---------------------
 4      5  CO-STEEL INC.         GE CAPITAL CANADA       866583432                5 YEARS     EQUIPMENT        N/A
           HOPKINS STREET SOUTH  LEASING SERVICES INC.   20001012165160922823
           WHITBY, ONTARIO       2300 MEADOWVALE BLVD.,  (OCTOBER 12, 2000)
           L1N 5T1               SUITE 100
                                 MISSISSAUGA, ONTARIO
                                 L5N 5P9

 5    6-7  CO-STEEL INC.         GE CAPITAL CANADA       860877738                6 YEARS     EQUIPMENT        N/A
           HOPKINS STREET SOUTH  LEASING SERVICES INC.   20000412162260922391
           WHITBY, ONTARIO       2300 MEADOWVALE BLVD.,  (APRIL 12, 2000)
           L1N 5T1               MISSISSAUGA, ONTARIO
                                 L5N 5P9

                                                         RENEWAL
                                                         20010309164260861707
                                                         (MARCH 9, 2001)                                       RENEWED FOR A PERIOD
                                                                                                               OF 2 YEARS

 6    8-9  CO-STEEL INC.         THE BANK OF NOVA        837919251                10 YEARS    EQUIPMENT,       N/A
           HOPKINS STREET SOUTH  SCOTIA - SCOTIA         19980129173215135879                 OTHER
           WHITBY, ONTARIO       LEASING 44 KING STREET  (JANUARY 29, 1998)
           L1N 5T1               WEST 10TH FLOOR
                                 TORONTO, ONTARIO
                                 M5H 1H1                 RENEWAL
           INVERPOWER CONTROLS                           20021230144315308423
           LTD. 835 HARRINGTON                           (DECEMBER 30, 2002)                                   RENEWED FOR A PERIOD
           COURT BURLINGTON,                                                                                   OF 5 YEARS
           ONTARIO L7N 3P3

                                   SCHEDULE C
                PERSONAL PROPERTY SECURITY ACT (ONTARIO) ("PPSA")

We obtained a certificate from the Registrar of Personal Property Security with respect to GERDAU COURTICE STEEL INC. (file currency: September 28, 2005) which discloses the following financing statements and financing change statements filed under the PPSA.

                                                                           REGISTRATION/
                                                         FILE NO. AND         RENEWAL
     PAGE                                              REGISTRATION NO./       PERIOD        COLLATERAL
NO.   NO.      DEBTOR(S)       SECURED PARTY(IES)    DATE OF REGISTRATION     (YEARS)      CLASSIFICATION           COMMENTS
---  ----  ----------------  ----------------------  --------------------  -------------  ---------------  -------------------------
 1     2   GERDAU COURTICE   WAJAX INDUSTRIES        892724598                3 YEARS     EQUIPMENT        H120XM HYSTER
           STEEL INC.        LIMITED                 20030325102116166965                                  S/N K00503948Z
           160 ORION         811 STEELES AVENUE      (MARCH 25, 2003)
           PL. CAMBRIDGE,    EAST MILTON, ONTARIO
           ONTARIO N1R 7G8   L9T 5H3

 2     3   GERDAU COURTICE   RICOH CANADA INC.       890879328                4 YEARS     EQUIPMENT,       N/A
           STEEL LTD.        100-1235 NORTH SERVICE  20030115151770298822                 OTHER
           160 ORION         ROAD WEST               (JANUARY 15, 2003)
           PLACE CAMBRIDGE,  OAKVILLE, ONTARIO
           ONTARIO N1T 1R9   L6M 2W2

 3     4   GERDAU COURTICE   WAJAX INDUSTRIES        890209332                3 YEARS     EQUIPMENT        TWO (2) H120XM HYSTER
           STEEL INC.        LIMITED                 20021218142416168373                                  FROK LIFTS
           160 ORION         EAST 811 STEELES        (DECEMBER 18, 2002)                                   S/N'S K005V03933Z,
           PL. CAMBRIDGE,    AVENUE MILTON, ONTARIO                                                        K005V03887Z
           ONTARIO N1R 7G8   L9T 5H3

                                                                           REGISTRATION/
                                                         FILE NO. AND         RENEWAL
     PAGE                                              REGISTRATION NO./       PERIOD        COLLATERAL
NO.   NO.      DEBTOR(S)       SECURED PARTY(IES)    DATE OF REGISTRATION     (YEARS)      CLASSIFICATION           COMMENTS
---  ----  ----------------  ----------------------  --------------------  -------------  ---------------  -------------------------
 4    5-9  GERDAU COURTICE   IBM CANADA LIMITED      823209282                11 YEARS    EQUIPMENT,        N/A
           STEEL INC.        ATTN. MARNY PAGET       19960704193315291164                 ACCOUNTS, OTHER
           160 ORION         3600 STEELES AVENUE     (JULY 4, 1996)
           PLACE CAMBRIDGE,  EAST, F4
           ONTARIO N1R 7G8   MARKHAM, ONTARIO
                             L3R 9Z7                 RENEWAL
                                                     19990624143415308329
                                                     (JUNE 24, 1999)                                       RENEWED FOR A PERIOD OF
                                                                                                           2 YEARS
                                                     RENEWAL
                                                     20010622144815309859
                                                     (JUNE 22, 2001)
                                                                                                           RENEWED FOR A PERIOD OF
                                                                                                           1 YEAR
                                                     RENEWAL
                                                     20020625145615305911
                                                     (JUNE 25, 2002)
                                                                                                           RENEWED FOR A PERIOD OF
                                                                                                           2 YEARS
                                                     RENEWAL
                                                     20040611145415301538                                  RENEWED FOR A PERIOD OF
                                                     (JUNE 11, 2004)                                       3 YEARS

                                MANITOBA SEARCHES

                                    MANITOBA

                               SUMMARY OF SEARCHES

     1.   ***GERDAU AMERISTEEL CORPORATION.

     2.   ***GERDAU AMERISTEEL MRM SPECIAL SECTIONS INC.

     3.   ***GERDAU MRM HOLDINGS INC.

     4.   ***GERDAU AMERISTEEL CAMBRIDGE INC.

     5.   ***GERDAU AMERISTEEL DISTRIBUTION CANADA LTD.

     6.   ***1102590 ONTARIO LIMITED

     7.   ***2017387 ONTARIO LIMITED

     8.   ***GERDAU NOVA SCOTIA HOLDING COMPANY

     9.   **1585947 ONTARIO LIMITED

     10.  **CO-STEEL INC.

     11.  **877449 ONTARIO LIMITED

     12.  **3116867 CANADA LIMITED

     13.  **LAKE ONTARIO STEEL COMPANY LIMITED

     14.  **CO-STEEL INTERNATIONAL LIMITED

     15.  **GERDAU AMERISTEEL MRM INC.

     16.  **GERDAU MRM STEEL INC.

     17.  **3072011 CANADA LIMITED

     18.  *MRM STEEL INC.

Bank Act

* Searches current to August 3, 2005 under Section 427 of The Bank Act reveal that no matches were found for any of these names.

**Searches current to September 6, 2005 under Section 427 of The Bank Act reveal that no matches were found for any of these names.

***Searches current to October 5, 2005 under Section 427 of The Bank Act reveal that no matches were found for any of these names.

Executions/Sheriff's Certificates

*Searches current to August 3, 2005 reveal no executions or attachments filed in the Sheriff's Office against these names.

** Searches current to September 6, 2005 reveal no executions or attachments filed in the Sheriff's Office against these names.

*** Searches current to October 4, 2005 reveal no executions or attachments filed in the Sheriff's Office against these names.

PERSONAL PROPERTY SECURITY ACT

Gerdau Ameristeel Corporation (October 5, 2005)

Clear

Gerdau Ameristeel MRM Special Section Inc. (October 5, 2005)

Registration no. 200416387701, being a security agreement relating to equipment in favour of Ikon Office Solutions Inc., which registration expires September 10, 2010.

Gerdau Ameristeel MRM Special Sections Inc. (October 5, 2005)

Registration no. 200517956405, being a security agreement relating to equipment in favour of Steelcase Financial Services Ltd. as Secured Party, which registration expires October 4, 2010.

Registration no. 200517730903, being a security agreement relating to equipment in favour of GE VFS Canada Limited Partnership as Secured Party, which registration expires on September 26, 2010.

Registration no. 200502365508 (as amended by 200503177616), registered jointly with Mandak Metal Processors, being a security agreement relating to a motor vehicle in favour of Caterpillar Financial Services Limited as Secured Party, which registration expires on February 14, 2011.

Registration no. 200322926706, being a security agreement relating to equipment in favour of GE VFS Canada Limited Partnership as Secured Party, which registration expires on November 4, 2009.

Registration no. 200323114306 (as amended by 200323392411), being a security agreement relating to equipment in favour of GE Canada Equipment Financing G.P. as Secured Party, which registration expires on November 10, 2009.

Registration no. 200314730606, being a security agreement relating to equipment in favour of GE Capital Canada Leasing Trust as Secured Party, which registration expires on July 10, 2007.

Gerdau MRM Holdings Inc. (October 5, 2005)

Registration no. 200001692800, being a collateral agreement in favour of CIBC Equipment Finance Limited as Secured Party, which registration expires on September 27, 2006.

Gerdau Ameristeel Cambridge Inc. (October 5, 2005)

Clear

Gerdau Ameristeel Distribution Canada Ltd. (October 5, 2005)

Clear

1102590 Ontario Limited (October 5, 2005)

Clear

2017387 Ontario Limited (October 5, 2005)

Clear

Gerdau Nova Scotia Holding Company (October 5, 2005)

Clear

1585947 Ontario Limited (September 6, 2005)

Clear

Co-Steel Inc. (September 6, 2005)

Clear

877449 Ontario Limited (September 6, 2005)

Clear

3116867 Canada Limited (September 6, 2005)

Clear

Lake Ontario Steel Company Limited (September 6, 2005)

Clear

Co-Steel International Limited (September 6, 2005)

Clear

Gerdau Ameristeel MRM Inc. (September 6, 2005)

Clear

3072011 Canada Limited (September 9, 2005)

Clear

Gerdau MRM Steel Inc. (August 10, 2005)

Registration no. 200212622302 (as amended by 200311113118, 200215715212 and
200214911816), being a collateral agreement favour of Praxair Canada Inc. as Secured Party, which registration expires on June 13, 2013.

Registration no. 200209368705 (as amended by 200209971819), being a collateral agreement in favour of GE Capital Canada Leasing Trust, which registration expires on May 6, 2008.

Registration no. 200209366400 (as amended by 200214339217 and 200210345514), being a collateral agreement in favour of GE Capital Canada Leasing Trust, which registration expires on May 6, 2008.

Registration no. 200126677005 (as amended by 200128876218), being a collateral agreement in favour of GE Capital Canada Leasing Trust (registered jointly with Mandak Metal Processors Ltd.), which registration expires on August 16, 2007.

Registration no. 200123136402, being a collateral agreement in favour of Caterpillar Financial Services Ltd., which registration expires on June 29, 2007.

MRM Steel Inc. (July 28, 2005)

Clear

                              NOVA SCOTIA SEARCHES

                              SCHEDULE OF SEARCHES

                    PART A - NAMES SEARCHED (THE "COMPANIES")

1.   Gerdau MRM Holdings Inc.

2.   Gerdau Nova Scotia Holding Company

3.   3100361 Nova Scotia Company

4.   3038482 Nova Scotia Company

                 PART B - SEARCHES CONDUCTED AND INQUIRIES MADE

1. Indices maintained under the Personal Property Security Act ("PPSA") to October 4, 2005 which revealed the following exact or close matches, (summarized below), all as described in the PPSA report which can be provided:

          -    N/A.

2. Certificates from the Sheriff for Halifax County dated October 6, 2005 advising that the Sheriff holds no writs, executions, Originating Notices or any other process in the Sheriff's hands against any of the Companies, and has not held any of same within the last 12 months.

3. The Bank Act, at the office of the Bank of Canada at Halifax, to October 4, 2005 which revealed no outstanding filings pursuant to s.427 of the Bank Act against any of the Companies.

                              SASKATCHEWAN SEARCHES

                  SUMMARY OF SEARCHES CONDUCTED IN SASKATCHEWAN

1.   GERDAU AMERISTEEL MRM SPECIAL SECTIONS INC.

          TYPE OF SEARCH CONDUCT                         SEARCH RESULT
------------------------------------------   -------------------------------------
Saskatchewan Corporations Branch             Status: Active as of October 3, 2005

Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to October 3, 2005)

Writ Registry (current to October 3, 2005)   No Matches

Bankruptcy and Insolvency (current to        No Matches
September 29, 2005)

Bank Act Security (current to                No Matches
October 4, 2005)

Personal Property Registry (current to
October 3, 2005):

                   REGISTRATION   REGISTRATION
REGISTRATION NO.       DATE          EXPIRY       SECURED PARTY   COLLATERAL DESCRIPTION
----------------   ------------   ------------   --------------   -----------------------------
119687080          July 14/03     July 14/07     GE Capital       2002 Liebherr Excavator Model
                                                 Canada Leasing   R974HDSL, and all present and
                                                 Trust c/o        after-acquired intellectual
                                                 GECLSC           property, intangibles,
                                                                  attachments, accessories,
                                                                  accessions thereto and spare
                                                                  parts, replacements,
                                                                  substitutions, etc. and
                                                                  proceeds

2.   GERDAU AMERISTEEL CORPORATION

          TYPE OF SEARCH CONDUCT                              SEARCH RESULT
------------------------------------------   ----------------------------------------------
Saskatchewan Corporations Branch             Status: In-Active (struck-off) October 3, 2003

Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to October 3, 2005)

Writ Registry (current to October 3, 2005)   No Matches

Bankruptcy and Insolvency (current to        No Matches
September 29, 2005)

Bank Act Security (current to                No Matches
October 4, 2005)

Personal Property Registry (current to       No Registrations
October 3, 2005).

3.   GERDAU AMERISTEEL CAMBRIDGE INC.

          TYPE OF SEARCH CONDUCT                              SEARCH RESULT
------------------------------------------   ----------------------------------------------

Saskatchewan Corporations Branch             Status: In-Active (struck-off) October 3, 2003

Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to July 27, 2005)

Writ Registry (current to July 28, 2005)     No Matches

Bank Act Security (current to                No Matches
July 28, 2005)

Personal Property Registry (current to       No Registrations
July 29, 2005).

4.   GERDAU COURTICE STEEL INC.


          TYPE OF SEARCH CONDUCT                             SEARCH RESULT
------------------------------------------   --------------------------------------------
Saskatchewan Corporations Branch             Status: Historic - Current Name: Gerdau
                                             Ameristeel Cambridge Inc. (which was struck-
                                             off Oct. 3, 2003)

Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to July 27, 2005)

Writ Registry (current to July 28, 2005)     No Matches

Bank Act Security (current to                No Matches
July 28, 2005)

Personal Property Registry (current to       No Registrations
July 29, 2005).

5.   GERDAU AMERISTEEL MRM INC.

          TYPE OF SEARCH CONDUCT                             SEARCH RESULT
------------------------------------------   --------------------------------------------
Saskatchewan Corporations Branch             Status: Historic - Current Name: Gerdau
                                             Ameristeel MRM Special Sections Inc. (which
                                             is active)

Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to July 27, 2005)

Writ Registry (current to July 28, 2005)     No Matches

Bank Act Security (current to                No Matches
July 28, 2005)

Personal Property Registry (current to       No Registrations
July 29, 2005).

6.   GERDAU MRM STEEL INC.

          TYPE OF SEARCH CONDUCT                             SEARCH RESULT
------------------------------------------   --------------------------------------------
Saskatchewan Corporations Branch             Status: Historic - Current Name: Gerdau
                                             Ameristeel MRM Special Sections Inc. (which
                                             is active)

Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to July 27, 2005)

Writ Registry (current to July 28, 2005)     No Matches

Bank Act Security (current to                No Matches
July 28, 2005)

Personal Property Registry (current to       No Registrations
July 29, 2005).

7.   3072011 CANADA LIMITED

          TYPE OF SEARCH CONDUCT                             SEARCH RESULT
------------------------------------------   --------------------------------------------
Saskatchewan Corporations Branch             No Matches Found

Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to July 27, 2005)

Writ Registry (current to July 28, 2005)     No Matches

Bank Act Security (current to                No Matches
July 28, 2005)

Personal Property Registry (current to       No Registrations
July 29, 2005).

8.   GERDAU MRM HOLDINGS INC.

          TYPE OF SEARCH CONDUCT                        SEARCH RESULT
------------------------------------------   -----------------------------------
Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to July 27, 2005)

Writ Registry (current to July 28, 2005)     No Matches

Bank Act Security (current to                No Matches
July 28, 2005)

Personal Property Registry (current to       No Registrations
July 29, 2005).

9.   GERDAU AMERISTEEL DISTRIBUTION CANADA LTD.

          TYPE OF SEARCH CONDUCT                        SEARCH RESULT
------------------------------------------   -----------------------------------
Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to September 5, 2005)

Writ Registry (current to                    No Matches
September 6, 2005)

Bank Act Security (current to                No Matches
September 6, 2005)

Personal Property Registry (current to       No Registrations
September 6, 2005)

10.  1102590 ONTARIO LIMITED

          TYPE OF SEARCH CONDUCT                         SEARCH RESULT
------------------------------------------   -------------------------------------
Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to September 5, 2005)

Writ Registry (current to                    No Matches
September 6, 2005)

Bank Act Security (current to                No Matches
September 6, 2005)

Personal Property Registry (current to       No Registrations
September 6, 2005)

11.  2017387 ONTARIO LIMITED

          TYPE OF SEARCH CONDUCT                        SEARCH RESULT
------------------------------------------   -----------------------------------
Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to September 5, 2005)

Writ Registry (current to                    No Matches
September 6, 2005)

Bank Act Security (current to                No Matches
September 6, 2005)

Personal Property Registry (current to       No Registrations
September 6, 2005)

12.  1585947 ONTARIO LIMITED

          TYPE OF SEARCH CONDUCT                        SEARCH RESULT
------------------------------------------   -----------------------------------
Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to September 5, 2005)

Writ Registry (current to                    No Matches
September 6, 2005)

Bank Act Security (current to                No Matches
September 6, 2005)

Personal Property Registry (current to       No Registrations
September 6, 2005)

13.  CO-STEEL INC.

          TYPE OF SEARCH CONDUCT                        SEARCH RESULT
------------------------------------------   -----------------------------------
Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to September 5, 2005)

Writ Registry (current to September          No Matches
6, 2005)

Bank Act Security (current to                No Matches
September 6, 2005)

Personal Property Registry (current to       No Registrations
September 6, 2005)

14.  877449 ONTARIO LIMITED

          TYPE OF SEARCH CONDUCT                        SEARCH RESULT
------------------------------------------   -----------------------------------
Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to September 5, 2005)

Writ Registry (current to September          No Matches
6, 2005)

Bank Act Security (current to                No Matches
September 6, 2005)

Personal Property Registry (current to       No Registrations
September 6, 2005)

15.  3116867 CANADA LIMITED

          TYPE OF SEARCH CONDUCT                        SEARCH RESULT
------------------------------------------   -----------------------------------
Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to September 5, 2005)

Writ Registry (current to September          No Matches
6, 2005)

Bank Act Security (current to                No Matches
September 6, 2005)

Personal Property Registry (current to       No Registrations
September 6, 2005)

16.  GERDAU NOVA SCOTIA HOLDING COMPANY

          TYPE OF SEARCH CONDUCT                        SEARCH RESULT
------------------------------------------   -----------------------------------
Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to September 5, 2005)

Writ Registry (current to September          No Matches
6, 2005)

Bank Act Security (current to                No Matches
September 6, 2005)

Personal Property Registry (current to       No Registrations
September 6, 2005)

17.  LAKE ONTARIO STEEL COMPANY LIMITED

          TYPE OF SEARCH CONDUCT                        SEARCH RESULT
------------------------------------------   -----------------------------------
Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to September 5, 2005)

Writ Registry (current to September          No Matches
6, 2005)

Bank Act Security (current to                No Matches
September 6, 2005)

Personal Property Registry (current to       No Registrations
September 6, 2005)

18.  CO-STEEL INTERNATIONAL LIMITED

          TYPE OF SEARCH CONDUCT                        SEARCH RESULT
------------------------------------------   -----------------------------------
Court of Queen's Bench, Judicial Centre of   0 Actions for past 5 years
Regina (current to September 5, 2005)

Writ Registry (current to September          No Matches
6, 2005)

Bank Act Security (current to                No Matches
September 6, 2005)

Personal Property Registry (current to       No Registrations
September 6, 2005)
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                            BRITISH COLUMBIA SEARCHES

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                                   SCHEDULE A

                             List of Names Searched

1.   *Gerdau Ameristeel Corporation

2.   **Gerdau MRM Holdings Inc.

3.   **Gerdau Ameristeel Cambridge Inc.

4.   **Gerdau Ameristeel Distribution Canada Ltd.

5.   **1102590 Ontario Limited

6.   **2017387 Ontario Limited

7.   **1585947 Ontario Limited

8.   **Co-Steel Inc.

9.   **877449 Ontario Limited

10.  **3116867 Canada Limited

11.  **Gerdau Nova Scotia Holding Company

12.  **Lake Ontario Steel Company Limited

13.  **Co-Steel International Limited

14.  *Gerdau Ameristeel MRM Special Sections Inc.

15.  **Gerdau Ameristeel MRM Inc.

16.  **Gerdau MRM Steel Inc.

17.  **3072011 Canada Limited

*    PPR searches current to October 6, 2005
     Bank Act searches current to October 6, 2005
     Execution searches current to October 6, 2005

**   PPR searches current to September 12, 2005
     Bank Act searches current to September 12, 2005
     Execution searches current to September 13, 2005

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PPR

     B.C. OnLine searches conducted of the records of the PPR in respect of each of the Names listed in Schedule A and advise that such searches indicate that no financing statements had been registered in the PPR against any of the Names listed Schedule A

BC BANK ACT REGISTRAR

     Searches conducted in respect of each of the Names listed in Schedule A with the authorized BC Bank Act Registrar, which searches indicate that no notice of intention to give security pursuant to Section 427 of the Bank
     Act (Canada) had been filed with the BC Bank Act Registrar against any of the Names listed in Schedule A.

SHERIFF'S OFFICE/WRITS OF EXECUTION

     Searches conducted for writs of execution filed in respect of the Names listed in Schedule A with all court bailiffs operating in the areas encompassing the greater Vancouver, New Westminster and Fraser Valley regions. Such searches indicate no outstanding writs of execution or attachments to have been filed in respect of any Name listed in Schedule A with any of the bailiffs operating in these areas.

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                                 QUEBEC SEARCHES